As filed with the Securities and Exchange Commission on October 22, 2021.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Braze, Inc.

(Exact name of Registrant as specified in its charter)

Delaware	7372	45-2505271
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

330 West 34th Street, Floor 18

New York, New York 10001

(609) 964-0582

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

William Magnuson

Chief Executive Officer

Braze, Inc.

330 West 34th Street, Floor 18

New York, New York 10001

(609) 964-0582

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Nicole Brookshire Jodie Bourdet Peter Byrne Owen Williams Cooley LLP 55 Hudson Yards New York, New York 10001 (212) 479-6000	Isabelle Winkles Chief Financial Officer Braze, Inc. 330 West 34th Street, Floor 18 New York, New York 10001 (609) 964-0582	John C. Ericson Simpson Thacher & Bartlett LLP 425 Lexington Avenue New York, New York 10017 (212) 455-2000

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement is declared effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☐

		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

CALCULATION OF REGISTRATION FEE

Title of each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee
Class A common stock, par value $0.0001 per share	$100,000,000	$9,270

(1)	Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(o) of the Securities Act of 1933, as amended.
(2)	Includes the aggregate offering price of additional shares that the underwriters have the option to purchase.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant will file a further amendment which specifically states that this Registration Statement will thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement will become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We and the selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities

Subject to Completion. Dated                 , 2021

                Shares

Class A Common Stock

This is an initial public offering of shares of Class A common stock of Braze, Inc. We are offering                 shares of Class A common stock and the selling stockholders identified in this prospectus are offering an additional             shares of Class A common stock. We will not receive any proceeds from the sale of shares by the selling stockholders.

Prior to this offering, there has been no public market for our Class A common stock. It is currently estimated that the initial public offering price for our Class A common stock will be between $             and $             per share. We have applied to list our Class A common stock on the Nasdaq Global Select Market under the symbol “BRZE.”

Following this offering, we will have two classes of common stock: Class A common stock and Class B common stock. The rights of the holders of Class A common stock and Class B common stock will be identical, except with respect to voting, conversion and transfer rights. Each share of Class A common stock will be entitled to one vote. Each share of Class B common stock will be entitled to ten votes and may be converted at any time into one share of Class A common stock. In addition, all shares of Class B common stock will automatically convert into shares of Class A common stock in certain circumstances, including on the earlier of (i) the last trading day of the fiscal quarter during which the number of shares of Class B common stock then outstanding represents less than 10% of the aggregate number of shares of Class A common stock and Class B common stock then outstanding, or (ii) the last trading day of the fiscal quarter immediately following the fifth anniversary of this offering. All shares of our capital stock outstanding immediately prior to this offering, including all shares held by our executive officers, directors and their respective affiliates, and all shares issuable upon the conversion of our outstanding convertible preferred stock, will be reclassified into shares of our Class B common stock immediately prior to the completion of this offering. The holders of our outstanding Class B common stock will hold approximately     % of the voting power of our outstanding capital stock immediately following this offering.

We are an “emerging growth company” as defined under the federal securities laws and, as such, we have elected to comply with certain reduced reporting requirements for this prospectus and may elect to do so in future filings.

Investing in our Class A common stock involves risks. See “Risk Factors” beginning on page 18 to read about factors you should consider before buying our Class A common stock.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds, before expenses, to Braze, Inc.	$	$
Proceeds, before expenses, to the selling stockholders	$	$

(1)	See the section titled “Underwriting” for additional information regarding compensation payable to the underwriters.

We have granted the underwriters an option for a period of 30 days to purchase up to an additional              shares of Class A common stock from us at the initial public offering price less underwriting discounts and commissions.

The underwriters expect to deliver the shares of Class A common stock to purchasers on                     , 2021.

Goldman Sachs & Co. LLC	J.P. Morgan	Barclays

Piper Sandler		William Blair

Canaccord Genuity	Cowen	JMP Securities	Needham & Company

Oppenheimer & Co.	Raymond James	Loop Capital Markets

Prospectus dated                 , 2021.

Engage. For Real.

What do customers and marketers have in common?

We're all human.

Don't you think it's time your brand engaged like one?

The power of braze

Start Anywhere. Go Everywhere.

$223M
Quarterly Revenue Run Rate[1]

55%
YoY Revenue Growth

1,000+
Customers

125%
Dollar-Based NRR

3B+
Monthly Active Users

~1T
Messages Sent

93%
Subscription Revenue

$13M
Net Loss

All data is as of July 31, 2021 or for the three months then ended, as applicable.
[1] Represents quarterly GAAP revenue multiplied by four.

Quarterly Revenue Run Rate

Quarterly GAAP Revenue x4

$223M
Q1 '20
Q2 '20
Q3 '20
Q4 '20
Q1 '21
Q2 '21
Q3 '21
Q4 '21
Q1 '22
Q2 '22

All periods represent quarters ended for fiscal year ended January 31. GAAP revenue was $150.2 million and $96.4 million for fiscal year ended January 31, 2020 and 2021, respectively, and $103.6 million and $67.9 million for the six months ended July 31, 2021 and 2020, respectively.

Prospectus

Through and including                 , 2021 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

Neither we, the selling stockholders, nor any of the underwriters, have authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses we have prepared. Neither we, the selling stockholders, nor any of the underwriters, take responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We, the selling stockholders and the underwriters are offering to sell, and seeking offers to buy, shares of our Class A common stock only under circumstances and in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our Class A common stock.

For investors outside the United States: Neither we, the selling stockholders, nor any of the underwriters, have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside of the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of our Class A common stock and the distribution of this prospectus outside of the United States.

i

“Braze,” “B,” “Appboy,” “Braze Currents,” “Braze Alloys,” “Braze Canvas,” “Braze Campaign,” “Braze Intelligence,” “Braze Predictive Suite,” “Braze Content Cards,” “Braze Firebrands,” “Braze Classification,” “Braze Teams,” “Braze Cares” and our other registered and common law trade names, trademarks and service marks are the property of Braze, Inc. or our subsidiaries. All other trademarks, trade names and service marks appearing in this prospectus are the property of their respective owners. Solely for convenience, the trademarks and trade names in this prospectus may be referred to without the ® and ™ symbols, but such references should not be construed as any indicator that their respective owners will not assert their rights thereto.

Letter from William Magnuson, Chief Executive Officer and Founder

We founded Braze 10 years ago with the deeply held belief that the broad adoption of mobile would drive tremendous change in business and society. It was a step change in human history: the moment in our evolution when humans gained the ability to be constantly connected—to each other, to the collective knowledge of our species, and to the products and services that brands compete to deliver every day.

At our founding, Jon Hyman, Mark Ghermezian and I shared a dual conviction about the opportunities presented by mobile. First, fast growing new businesses would be born and built to be mobile first. And second, that generations-old companies would be driven by changing consumer behavior to transform the way they delivered products and services.

Our goal was to build a company that would capitalize on new technology to help the world’s best companies grow by trusting us with their most valuable asset: their customer relationships. While technological change drove us forward, we knew that humanity should always guide us. Great human relationships are built on mutual understanding, engaging communication and shared experience. It’s thus no surprise that the secret weapon of exceptional, enduring companies is the quality of their customer engagement.

Since those early days, we’ve seen tremendous evolution by brands of all kinds. Great apps became great businesses by building authentic, long-term relationships with their customers. Existing businesses adapted their products to the “always-on” mobile world, investing in direct, first-party relationships. Braze was built to help brands forge strong bonds with their customers and over the past few years, we have seen customer engagement become a critical brand priority around the world. We are excited to continue our work alongside our customers to push its practice to new heights.

Humans are complicated, dynamic, and demanding. Even with the best tools, it is still hard to deliver a consistently excellent customer experience. As consumer expectations and the number of digital channels and devices continue to grow, complexity increases. That makes it even more important for brands to have a sophisticated customer engagement platform like Braze.

Braze exists to help brand teams imagine innovative customer experiences, create the ideal journey for each customer and evolve campaign strategies based on customer reactions in real time. Technology continues to advance, and we at Braze continue to be nimble, as we see a growing recognition that authentic engagement and relationship-building are fundamental to business-building.

With the wind at our backs, we’ve seen three generational shifts converge in the last decade.

•

Computing is intimate and connectivity is persistent—with mobile, we can engage with brands from practically anywhere. An “always-on” consumer demands a customer experience that deeply understands their context, and acts on it in the moment.

•

Building first-party relationships is both a possibility and an imperative for every industry. Modern brands know that when a customer is intermediated by a third-party aggregator, ad platform or distribution channel, it’s not really their customer relationship. The highest value customer relationships are informed by first-party data and cemented through direct engagement.

•

Excellence in customer engagement demands interdisciplinary collaboration. Marketing teams have evolved to incorporate close collaboration with data scientists and product teams in order to amplify their creativity and hone their efforts over time. We believe that the businesses that achieve the highest ROI with Braze are those that embrace an “imagine, create, and evolve” loop fueled by cross-team collaboration.

These three generational changes led to a large, rapidly growing business opportunity to serve both emerging disruptors and traditional enterprises. Then, in 2020, the COVID-19 pandemic further accelerated digital transformation. As consumers around the globe were staying at home, brands across all industries had to pivot their focus to delivering effective and engaging digital experiences. Most importantly, we are confident that the transformative impact from 2020 will echo into the future, further validating our founding vision: Using mobile technology to make the customer the center of brand communications generates long-lasting, personal connections that lead to strong business results.

Since our founding days in a borrowed office in New York City, we’ve expanded around the world with teams in Austin, Chicago, Berlin, London, San Francisco, Singapore, and Tokyo in addition to our New York headquarters. We have been acknowledged as a Leader in “The Forrester Wave™: Cross-Channel Campaign Management (Independent Platforms), Q3 2021” and in “The Forrester Wave™: Mobile Engagement Automation, Q3 2020,” and listed in the Forbes Cloud 100 four years in a row, as well as being recognized in Crain’s Best Places to Work in NYC three years in a row.

Braze is well positioned to stay on the leading edge of the ongoing customer engagement evolution. Our ability to maintain this leadership position is a direct result of our strategy, teamwork and the dedication of every one of our employees (more than                                  strong as of this writing) to achieve our goals and operate by our values: Take Your Seat At The Table, Don’t Ignore Smoke, Shape The Future, Embrace Curiosity, Seek The Truth, and Be A Human. It is an honor to lead this company into its next decade, and we hope you’ll join us in shaping the future of customer engagement.

Cheers,

Bill

PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere in this prospectus. This summary does not contain all of the information you should consider before investing in our Class A common stock. You should read this entire prospectus carefully, including the sections titled “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business” and our consolidated financial statements and the related notes included elsewhere in this prospectus, before making an investment decision. Unless the context otherwise requires, all references in this prospectus to “Braze,” the “company,” “we,” “our,” “us” or similar terms refer to Braze, Inc. and its subsidiaries. Our fiscal year ends January 31.

Mission

Our mission is to forge human connections between consumers and the brands they love through relevant and memorable experiences.

Overview

Braze is a leading comprehensive customer engagement platform that powers customer-centric interactions between consumers and brands. Our platform empowers brands to listen to their customers better, understand them more deeply and act on that understanding in a way that is human and personal. Using our platform, brands ingest and process customer data in real time, orchestrate and optimize contextually relevant, cross-channel marketing campaigns and continuously evolve their customer engagement strategies. As of July 2021, more than 1,000 customers around the world trust Braze with their most valuable assets: their customer relationships. Over the past three years, the scale of our platform has grown substantially. Our platform enabled interactions with 3.3 billion monthly active users via our customers’ apps, websites and other digital interfaces in July 2021, up from 2.3 billion in January 2020 and 1.6 billion in January 2019. In fiscal year 2021 alone, we processed over seven trillion consumer-generated data points on our platform, and our customers sent approximately one trillion messages to their consumers using our platform.

Today, consumers can interact with a seemingly unlimited number of brands anytime, anywhere, resulting in a dramatic increase in competitive pressure among brands. At the same time, the data generated from digital experiences and the increased number of consumer touchpoints have provided brands with new opportunities to reach consumers and personalize consumer experiences. But with this opportunity comes greater consumer expectations for highly relevant and seamless cross-channel interactions. These trends have led brands to increase their focus and investment on customer experience – the holistic impression that brands create across the customer journey – to differentiate themselves and form long-lasting customer relationships.

Most marketing platforms available today approach customer engagement on a channel-by-channel basis. Channel-centric strategies often lead to disjointed customer experiences that destroy brand equity and diminish customer loyalty.

We offer a new and different way of thinking about customer engagement. We built our platform on the premise that in order to foster positive customer experiences and long-lasting customer relationships, brands must communicate with consumers in human-like ways. To ensure that interactions between brands and consumers have the same relevance and cross-channel continuity as human interactions, we avoid channel silos so that each channel is aware of activity occurring in other channels and is able to react to that activity in real time.

The real-time nature of the interactions we enable is made possible by our proprietary, enterprise-grade stream processing architecture. This architecture receives, contextualizes and responds to first-party customer data in the moment. We have designed it to mimic the human ability to listen, process new information in context and react instantaneously.

We vertically integrate our orchestration, classification and personalization capabilities such that coordinating between them is simple and fast. Meanwhile, we decouple our data ingestion and message sending capabilities from the channels they support. This enables our capabilities to be centralized and available across channels and easily extensible to new channels. We support interactions across in-product and out-of-product messaging channels. Today, our in-product messaging channels consist of Content Cards, which are pieces of personalized content embedded into a brand’s website or application, and in-app and in-browser messages. Our out-of-product channels include, but are not limited to, mobile push notifications, web push notifications, email, SMS and MMS messages, webhooks, Facebook and Google advertisements and multiple over-the-top, or OTT, media services and connected TV channels.

Braze unleashes the power of interdisciplinary teams by serving numerous stakeholders, beyond traditional marketers, including product and engineering teams and business intelligence teams. Our platform produces valuable data that informs decisions and actions across the entire customer engagement spectrum. Our messaging capabilities transcend marketing use cases, often being used for product or transactional use cases that facilitate or enhance the consumer’s experience with the brand or product.

We enable brands to easily integrate our platform with both their in-house technical infrastructure and our expanding partner ecosystem of best-in-class technologies. Our customers can import data from other systems into any layer of our technology stack via our application programming interfaces, or APIs. They can also use Braze Currents to stream data in real time to those systems, which increases the return on our customers’ other technology investments. We support direct integrations with cloud data service providers such as Snowflake, customer data management platforms such as Segment, analytic solutions such as Amplitude, and other components of the modern marketing technology ecosystem.

Our platform is designed to serve the needs of customers across sizes, stages of growth, industries and geographies. As of July 31, 2021, we had 1,119 customers, up from 890 customers as of January 31, 2021 and 728 customers as of January 31, 2020. Our customers include many established global enterprises and leading technology innovators. We employ a land-and-expand business model centered around offering products that are easy to adopt and have a rapid time to value. We expand our reach within existing customers when our customers add new channels, purchase additional subscription products such as Braze Currents, implement new engagement strategies or onboard new business units and geographies. We also grow as our customers grow because our pricing is based in large part on the number of consumers that our customers reach and the volume of messages our customers send. We believe our successful land-and-expand strategy is evidenced by our dollar-based net retention rate, which for the trailing 12 months ended July 31, 2021, January 31, 2021 and January 31, 2020 was 125%, 123% and 126%, respectively, for all our customers, and 135%, 133% and 127%, respectively, for our customers with annual recurring revenue, or ARR, of $500,000 or more. See the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Factors Affecting Our Performance” for additional information regarding our customers and our dollar-based net retention rate.

We have grown significantly in recent periods. We generated revenue of $150.2 million and $96.4 million in fiscal year 2021 and fiscal year 2020, respectively, representing year-over-year growth of 56%. We generated revenue of $103.6 million and $67.9 million in the six months ended July 31, 2021 and 2020, respectively, representing period-over-period growth of 53%. We had net losses of $32.0 million, $31.8 million, $25.8 million and $12.4 million in fiscal year 2021, fiscal year 2020 and the six months ended July 31, 2021 and 2020, respectively. We had net cash used in operating activities of $6.1 million, $7.4 million, $8.4 million and $0.2 million in fiscal year 2021, fiscal year 2020 and the six months ended July 31, 2021 and 2020, respectively. Our free cash flow was $(10.4) million, $(9.9) million, $(10.3) million and $(3.0) million in fiscal year 2021, fiscal year 2020 and the six months ended July 31, 2021 and 2020, respectively. See the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Non-GAAP Free Cash Flow” for additional information about how we calculate free cash flow, a non-GAAP financial metric.

Industry Trends

Consumers Expect Real-Time, Personalized Brand Interactions Across Channels

In the last decade, rapid innovations in consumer communication technologies, primarily mobile devices and mobile applications, have enabled brands to increase their understanding of and access to consumers. These innovations have also raised consumer expectations around messaging relevance. Expectations for relevance are no longer limited to including the customer’s name in the subject line of an email. Consumers now expect brands to recognize them as individuals with constantly evolving needs and desires, not as static database entries.

Meeting consumers’ expectations for messaging relevance is not only more difficult but also more critical than ever. As consumers become increasingly inundated with marketing emails, text messages and other digital communications, generic information blasts are less likely to be effective and may put a brand’s most valuable asset — their customer relationships — at serious risk.

Delivering customer experiences relevant to individual consumers requires a customer engagement strategy that is customer-centric rather than channel-centric. Channel-centric strategies often lead to a siloed understanding of customers, resulting in disjointed customer experiences that destroy brand equity and diminish customer loyalty.

A customer-centric customer engagement strategy requires customer-centric technology. When consumer profiles or customer journey management are decentralized across channels, brands are unable to deliver cohesive customer experiences. A siloed understanding of consumers also limits a brand’s ability to deliver relevant messages since a single channel represents only a small portion of a consumer’s attention and behavior.

Customer Experience is the New Battleground for Brands

Given the permanent shift in consumer behavior toward digital and mobile transactions, which was significantly accelerated by the COVID-19 pandemic, today’s consumers can transact with a seemingly unlimited number of brands anytime, anywhere. The abundance of options available to consumers has resulted in a dramatic increase in competitive pressure among brands. Meanwhile, the data generated from digital experiences provides brands with new opportunities to enhance customer experience via real-time personalization. Together, these forces have brought the customer experience to the forefront of brands’ strategic focus.

First-Party Data is Critical for Effective Customer Engagement

First-party data includes information consumers share directly with a brand, as well as individual behaviors and interests demonstrated through the actions consumers take within a brand’s applications, websites and other digital interfaces. Such data is typically reliable because a brand knows how it is collected and relevant because it relates directly to the consumer’s use of a brand’s products. It is also typically more current than third-party data because it does not need to travel through multiple parties. Importantly, use of first-party data tends to be more respectful of consumers because it is held only by brands with whom consumers have chosen to engage. As a result, brands who design their data-driven marketing strategies to leverage first-party sources may be more likely to maintain consumer trust and are better prepared to navigate the ever-evolving, privacy-focused regulatory environment. Moreover, third-party data is becoming increasingly aggregated or anonymized due to privacy concerns, devaluing it further. This increases the competitive advantage that first-party data provides.

Customer Engagement Demands Cross-Functional Collaboration

Delivering a cohesive customer journey in a world of vast and competing consumer touchpoints demands sophisticated technology in the hands of interdisciplinary teams. For example, in order for a brand’s out-of-product communications to be consistent and work in concert with its in-product content, marketing and product teams must collaborate and share customer data.

Further, we believe that organizations that embrace a culture of experimentation, and use our platform to continuously test the efficacy of these experiments, see improved customer engagement and greater return on investment.

Challenges with Existing Solutions

Legacy marketing clouds and emerging customer engagement technologies generally suffer from several of the following limitations:

•

Initially Architected as Single-Channel Point Solutions: Most other marketing solutions were initially architected as single-channel point solutions, such as email marketing platforms. Marketing cloud platforms have added additional channels over time via bolt-on acquisitions. Emerging technology solutions have added additional channels themselves; however, new channels can be challenging to add and support, particularly when trying to combine in-product and out-of-product messaging. This results in siloed architectures and feature sets, leading to disjointed customer data and experiences. Furthermore, because the number of channels through which brands can engage customers continues to increase, a truly customer-centric platform must be designed intentionally to accommodate the complexity inherent to comprehensive cross-channel messaging and cannot be built one channel at a time.

•

Lack of Comprehensiveness: Many customer engagement solutions, particularly point solutions, do not address engagement across the full customer journey. In particular, they do not have comprehensive capabilities that enable a marketer to understand the user’s context at each stage of their journey — prompting, guiding, and nudging as appropriate and relevant, but waiting patiently when the customer is already on the right track.

•

Limited Interoperability: Because many customer engagement solutions, particularly point solutions, lack comprehensiveness across channels and across the customer journey, their customers must integrate these point solutions with several other technologies to fill in the gaps. However, not all point solutions easily integrate with other technologies. They also typically do not enable businesses to combine customer data across all sources, stream customer data across their organizations or supplement their functionality with other external marketing solutions.

•

High Latency: Many customer engagement solutions, particularly legacy marketing clouds, are riddled with sources of latency. Many rely on batch processing technology, which processes data at fixed intervals rather than in real time. Without real-time data processing, brands cannot engage in the natural, high-quality interactions with consumers that underpin long-lasting relationships. For other solutions, latency often derives from lack of comprehensiveness and limited interoperability.

•

Time-Consuming and Difficult to Implement and Use: Implementing and using legacy marketing clouds are typically both time-consuming and difficult because legacy marketing clouds can be inflexible, and therefore difficult and expensive to customize, and can be less intuitive to use.

•

Not Enterprise-Grade: Emerging technologies typically lack the scale, reliability, security, customer support, and sophistication needed to service large enterprises or to grow with companies that eventually become large enterprises. Furthermore, in today’s privacy-focused world, these solutions often fall short of meeting the requirements of the evolving privacy landscape and the resulting expectations of customers.

The Braze Platform

Our comprehensive customer engagement platform enables authentic, real-time relationships between consumers and the brands they love. We enable brands to perform three core functions: listen to their customers better, understand them more deeply and act on that understanding by communicating with them in a way that is human, relevant and personal.

Our platform facilitates these core functions through five functional layers that are unified by an interactive feedback loop of continuously flowing data. Brands can easily and securely supplement that data by plugging into any layer of the technology stack via APIs. Additionally, using Braze Currents, they can continuously and automatically export consumer event and campaign interaction data to their internal data storage systems and to Braze partners.

Listen

Data Ingestion: We enable brands to listen to their consumers. To implement our platform, brands integrate software directly into their digital consumer interfaces, such as their websites and mobile applications, enabling consumer data to flow automatically into our platform. Brands can then understand where, when and how consumers interact with them. This helps them to build comprehensive consumer profiles that evolve alongside each individual consumer’s personal journey.

Understand

Classification: Our customers can build granular audience segments based upon each consumer’s demographics, past behaviors, and current actions. Once created, audience segments in our platform are continuously updated in real time to reflect each consumer’s ongoing behaviors. This is designed to ensure that consumers receive only messages that are likely to be relevant to them at a particular point in time.

Orchestration: Brands use our orchestration capabilities to deliver contextually relevant messages, whether as part of a single campaign or as part of a broader effort to engage with consumers throughout their brand relationships.

Personalization: Brands use our platform to customize their messaging content based on the information they learn in real time and on what they know already about each individual consumer, resulting in messages that are human, relevant and personal.

Act

Action: Having listened to and understood their consumers, brands are then able to use our platform to execute marketing strategies that are focused and relevant. Brands can send messages to their consumers via both in-product and out-of-product channels.

We have a vertically integrated technical infrastructure that encompasses all of the engagement functionality between data ingestion and action. By tightly integrating layers of product functionality into a single, comprehensive platform, we can optimize the relationships between layers to minimize latency and complexity.

Our technology is built on a unified stream processing architecture. This architecture enables us to turn data into action and action back into data in real time. This provides a significant advantage over architectures that rely on batch processing technology. Any action taken by a consumer in response to a brand’s message flows immediately back into the data ingestion layer of our platform (thus serving as an input to subsequent interactions), creating a real-time interactive feedback loop.

Data created and processed by our platform can also be streamed to third-party partners. Braze Currents facilitates continuous and automatic high-volume data exports and extends the ability to stream data in real time through our customers’ technology stacks and through our third-party data partners.

Our Competitive Strengths

Cross-Channel Approach, Enabling Customer-Centric Experiences

Our cross-channel engagement approach enables customer-centric experiences. We build a more complete picture of the customer and draw insights from data to inform strategy, enabling brands to tactically deploy channels according to each channel’s strengths and proven customer preferences.

Our architecture ensures that our capabilities can be used across all of our channels, maximizing the impact of new feature development. Additionally, when we add new channels, they immediately benefit from all of the existing features that we have already built, which makes them fully robust from the outset.

The applicability of features across all channels, combined with our intuitive user interface, allows our customers to quickly and easily construct cross-channel consumer journeys without the need to learn different skills for each channel or be constantly retrained. This is accomplished without sacrificing the unique qualities or capabilities associated with each individual channel that we support.

Data Streaming Architecture Processes First-Party Data in Real Time

The real-time nature of the interactions we enable is made possible by our proprietary, enterprise-grade stream processing architecture. This architecture receives, contextualizes, and responds to first-party customer data in the moment. Our platform allows for high-volume, continuous data streaming, providing a live view of the various interactions that consumers are having with a brand. Unlike batch processing, where data is processed only when a specific time or threshold is hit, our data streaming architecture processes each unit of data as it is created. Real-time data processing enhances messaging relevance, while delayed data processing often leads to irrelevant messages and frustrated consumers.

We not only process data but also create analytical data. When a consumer interacts with an out-of-product marketing campaign or a website or application with the Braze SDK embedded, that consumer generates data that is processed and contextualized with existing data in real time.

Value Propositions Across the Organization

While for many brands the marketing organization has traditionally owned overall responsibility for customer engagement, cross-functional collaboration enhances the experience for the customer and improves the return on investment for the marketing organization. For brands that take a collaborative approach, marketing teams work hand-in-hand with other groups within the organization, including data, product and engineering teams to optimize customer engagement.

Braze unleashes the power of interdisciplinary teams by serving numerous stakeholders, beyond traditional marketers, including product and engineering teams, and business intelligence teams. Our platform produces valuable data that informs decisions and actions across the entire customer engagement spectrum. Our messaging capabilities transcend marketing use cases, often being used for product or transactional use cases that facilitate or enhance the customer’s experience with the brand or product.

Rapid Time to Value

Our platform’s ease of use and seamless integration into existing technologies, coupled with the high value data and insights that it generates, enables brands to develop and run campaigns that meet their strategic goals quickly and efficiently. Using our intuitive user interface, individuals across all roles and technical skill levels can design and quickly deploy multi-message, multi-channel, A/B-tested strategies, with the process of new campaign creation accelerating over time.

High Performance at Scale

As brands continue to globalize and conduct more of their business digitally, they need a scalable customer engagement platform. Our platform enabled interactions with 3.3 billion monthly active users via our customers’ applications, websites and other digital interfaces in July 2021, up from 2.3 billion in January 2020 and 1.6 billion in January 2019. Our scalability distinguishes our platform from point solutions, and we can handle the biggest of enterprise needs. We facilitate the rapid delivery of a high volume of messages, which enables us to power a brand’s highest-volume events, whether they are expected, like Black Friday, or unexpected, like the sudden surge of food delivery demand during the COVID-19 pandemic. Forrester Research, Inc., or Forrester, has recognized the company as a Leader in “The Forrester Wave™: Cross-Channel Campaign Management (Independent Platforms), Q3 2021.” Braze received the highest score in the Strategy category. The company was also named a Leader in “The Forrester Wave™: Mobile Engagement Automation, Q3 2020,” where it earned the highest scores in both the Current Offering and Strategy (tied) categories.

Seamless, Real-Time Interoperability across the Customer Engagement Technology Stack

Our open APIs support easy-to-implement integrations with an expanding selection of technology partners, which we refer to as Braze Alloys, other third-party technology providers and in-house systems. These integrations allow our platform to import and export data to and from a wide variety of sources.

These seamless integrations with technology partners not only enrich the consumer insights collected by our platform but also increase the return on other technology investments by allowing other systems and tools to benefit from or add to the data and insights collected by our platform.

For example, a food delivery app may combine a consumer’s food preferences with weather data to either send a campaign to encourage a consumer to order in their favorite foods when a blizzard is forecasted or skip the “order-in tonight” discount on days when the weather is sunny. A retailer might reach out to a consumer when a favorite article of clothing goes on sale after confirming with their inventory management technology that the particular article of clothing is in stock in the consumer’s size and color preference.

Customer Engagement Expertise and Highly Engaged Community

When brands partner with us, they get access to strategic and technical advice from our experts and from a community of like-minded, forward-thinking marketers and product leaders.

Our documentation library, interactive online certification courses and customer success and technical support teams help brands design effective marketing strategies and use our platform to its maximum capability. Braze Bonfire, our virtual, global customer community, includes thousands of individuals across a wide spectrum of industries, business sizes, and roles. As of July 2021, over 3,000 community members use Braze Bonfire to exchange growth marketing and lifecycle marketing best practices, to give direct feedback to our product and engineering teams and to attend events and engage in professional networking.

Braze Firebrands, our customer advocacy group, consists of over 300 customers that represent us in the market. In addition to serving as references to prospective customers, they participate in case studies, speaking engagements and media interviews, adding to our brand equity and overall market awareness.

Market Opportunity

International Data Corporation, or IDC, estimates the market for marketing campaign management software to reach $15.0 billion in 2021 and $19.4 billion in 2024. We believe this understates our addressable market because in addition to marketing campaign management capabilities, we offer analytical tools that help companies better understand their consumers and improve the overall consumer experience.

We estimate that, based on our current average customer spending levels, the annual market opportunity for our solution is currently $16 billion in the United States alone, and we believe there is also significant opportunity outside the United States.

Growth Strategy

The principal components of our growth strategy are:

•	Acquire new customers

•	Expand within our existing customer base

•	Expand geographically

•	Expand our technology leadership through continued investment and new products

•	Continue to increase and strengthen our partnerships

Our Culture

We believe our culture and core values are critical to our success and have delivered tangible financial and operational benefits to our customers, employees, and stockholders. We are a mission-driven company and have designed our core values as a guiding set of principles for our employees and business.

Our core values are:

•	Take Your Seat at the Table

•	Don’t Ignore Smoke

•	Shape the Future

•	Embrace Curiosity

•	Seek the Truth

•	Be a Human

Risk Factors Summary

Investing in our Class A common stock involves substantial risk. The risks described in the section titled “Risk Factors” immediately following this summary may cause us to not realize the full benefits of our strengths or may cause us to be unable to successfully execute all or part of our strategy. These risks could materially and adversely impact our business, financial condition and results of operations, which could cause the trading price of our Class A common stock to decline and could result in a loss of all or part of your investment. Some of the more significant risks include the following:

•

Our rapid revenue growth may not be indicative of our future revenue growth. Our rapid revenue growth also makes it difficult to evaluate our future prospects and may increase the risk that we will not be successful.

•	We may require additional capital to support business growth, and this capital might not be available on acceptable terms, if at all.

•

We have a limited operating history operating at our current scale, and our future results of operations may fluctuate significantly due to a wide range of factors, which make it difficult to forecast our future results of operations.

•	We have a history of operating losses and may not achieve or sustain profitability in the future.

•

The estimates of market opportunity and forecasts of market growth included in this prospectus may prove to be inaccurate. Even if the market in which we compete achieves the forecasted growth, our business could fail to grow at similar rates, if at all.

•

We face intense competition, including from well-established companies that offer products that compete with ours. We may lack sufficient financial or other resources to maintain or improve our competitive position, which may harm our ability to add new customers, retain existing customers, and grow our business.

•	If we are unable to attract new customers and renew existing customers, our business, financial condition and results of operations will be adversely affected.

•

If we fail to adapt and respond effectively to rapidly changing technology, evolving industry standards, or changing regulations, or to changing customer or consumer needs, requirements or preferences, our platform may become less competitive.

•

We are substantially dependent upon customers renewing their subscriptions to, and expanding their use of, our platform to maintain and grow our revenue, which requires us to scale our platform infrastructure and business quickly enough to meet our customers’ growing needs. If we are not able to grow in an efficient manner, our business, financial condition and results of operations could be harmed.

•	Failure to effectively develop and expand our sales and marketing capabilities could harm our ability to expand our customer base and achieve broader market adoption of our platform and products.

•	We are dependent on a single platform, and the failure to achieve continued market acceptance of our platform could cause our results of operations to suffer.

•

If our platform fails to perform properly or there are defects or disruptions in the rollout of our platform updates or enhancements, our reputation could be adversely affected, our market share could decline, and we could be subject to liability claims.

•	We may need to reduce prices or change our pricing model to remain competitive.

•

Our business depends on our ability to send consumer engagement messages, including emails, SMS and mobile and web notifications, and any significant disruption in service with our third-party providers or on mobile operating systems could result in a loss of customers or less effective consumer-brand engagement, which could harm our business, financial condition and results of operations.

•

We rely upon third-party providers of cloud-based infrastructure, including Amazon Web Services, to host our products. Any disruption in the operations of these third-party providers or limitations on capacity or interference with our use could adversely affect our business, financial condition and results of operations.

•

We are subject to stringent and changing laws and regulations, industry standards and contractual obligations related to privacy, data security and data protection. The restrictions and costs imposed by these requirements and our actual or perceived failure to comply with them, could harm our business.

•

If we or our third-party service providers experience a security breach or unauthorized parties otherwise obtain access to our customers’ data, our data or our platform, our solution may be perceived as not being secure, our reputation may be harmed, demand for our platform and products may be reduced and we may incur significant liabilities.

•	Changes in laws and regulations related to the internet or changes in the internet infrastructure itself may diminish the demand for our platform and could have a negative impact on our business.

•

We employ third-party licensed software for use in or with our platform, and the inability to maintain these licenses or errors or vulnerabilities in the software we license could result in increased costs, or reduced service levels, which would adversely affect our business.

•

We have identified three material weaknesses in our internal control over financial reporting, and if we are unable to achieve and maintain effective internal control over financial reporting, the accuracy and timing of our financial reporting may be adversely affected.

•

The dual class structure of our common stock will have the effect of concentrating voting control with our executive officers, directors and significant holders of our capital stock prior to the completion of this offering, which will limit the ability of holders of our Class A common stock to influence the outcome of important transactions.

Corporate Information

We were incorporated in Delaware in March 2011 under the name Appboy, Inc. We changed our corporate name to Braze, Inc. in October 2017. Our principal executive offices are located at 330 West 34th Street, Floor 18, New York, New York 10001, and our telephone number is (609) 964-0582. Our website address is www.braze.com. Information contained on, or that can be accessed through, our website is not incorporated by reference into this prospectus, and you should not consider information on our website to be part of this prospectus.

Implications of Being an Emerging Growth Company

We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. We may take advantage of certain exemptions from various public company reporting requirements, including not being required to have our internal control over financial reporting audited by our independent registered public accounting firm under Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and any golden parachute payments. We may take advantage of these exemptions for up to five years or until we are no longer an emerging growth company, whichever is earlier. In addition, the JOBS Act provides that an “emerging growth company” can delay adopting new or revised accounting standards until those standards apply to private companies. We have elected to use the extended transition period under the JOBS Act until we can no longer avail ourselves of the exemptions applicable to emerging growth companies or until we affirmatively and irrevocably opt out of the extended transition period. Accordingly, our financial statements may not be comparable to the financial statements of public companies that comply with such new or revised accounting standards.

THE OFFERING

Class A common stock offered by us	shares

Class A common stock offered by the selling stockholders	shares

Option to purchase additional shares of Class A common stock offered by us	shares

Class A common stock to be outstanding after this offering	shares ( shares if the option to purchase additional shares from us is exercised in full)

Class B common stock to be outstanding after this offering	shares

Total Class A common stock and Class B common stock to be outstanding after this offering	shares ( shares if the option to purchase additional shares from us is exercised in full)

Use of proceeds

We estimate that our net proceeds from the sale of our Class A common stock that we are offering will be approximately $         million (or approximately $         million if the underwriters’ option to purchase additional shares of our Class A common stock from us is exercised in full), assuming an initial public offering price of $         per share, the midpoint of the estimated price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. We will not receive any proceeds from the sale of shares of our Class A common stock by the selling stockholders.

The principal purposes of this offering are to increase our capitalization and financial flexibility, create a public market for our Class A common stock and facilitate our future access to the capital markets. As of the date of this prospectus, we cannot specify with certainty all of the particular uses for the net proceeds to us from this offering. However, we currently intend to use the net proceeds we receive from this offering for general corporate purposes, including working capital, operating expenses and capital expenditures. We may also use a portion of the net proceeds we receive from this offering to acquire complementary businesses, products, services or technologies. However, we do not have agreements or commitments to enter into any acquisitions at this time. See the section titled “Use of Proceeds” for additional information.

Voting rights

Following this offering, we will have two classes of common stock: Class A common stock and Class B common stock. Class A common stock will be entitled to one vote per share and Class B common stock will be entitled to ten votes per share. In addition, all shares of Class B common stock will automatically convert into shares of Class A common stock in certain circumstances, including on the earlier of (i) the last trading day of the fiscal quarter during which the number of shares of Class B common stock then outstanding represents less than 10% of the aggregate number of shares of Class A common stock and Class B common stock then outstanding, or (ii) the last trading day of the fiscal quarter immediately following the fifth anniversary of this offering.

Holders of Class A common stock and Class B common stock will generally vote together as a single class, unless otherwise required by law or our amended and restated certificate of incorporation that will be in effect upon the completion of this offering. See the section titled “Description of Capital Stock” for additional information.

Concentration of ownership	Following this offering, the holders of our outstanding Class B common stock will hold approximately % of our outstanding capital stock and control approximately % of the voting power of our outstanding capital stock, and our executive officers, directors and stockholders holding more than 5% of our outstanding shares, together with their affiliates, will hold, in the aggregate, approximately % of our outstanding capital stock and control approximately % of the voting power of our outstanding capital stock. As a result, these stockholders will have the ability to control the outcome of matters submitted to stockholders for approval, including the election of our directors and the approval of any change in control transactions. See the section titled “Principal and Selling Stockholders” for additional information.

Risk factors	You should carefully read the section titled “Risk Factors” beginning on page 18 and the other information included in this prospectus for a discussion of facts that you should consider before deciding to invest in shares of our Class A common stock.

Proposed Nasdaq Global Select Market trading symbol	“BRZE”

The number of shares of Class A common stock and Class B common stock that will be outstanding after this offering is based on no shares of Class A common stock outstanding and                  shares of Class B common stock outstanding as of July 31, 2021, and excludes:

•

12,859,821 shares of Class B common stock issuable on the exercise of stock options outstanding as of July 31, 2021 granted under our Amended and Restated 2011 Equity Incentive Plan, or 2011 Plan, with a weighted-average exercise price of $11.23 per share;

•

654,167 shares of Class B common stock issuable upon the vesting and settlement of restricted stock units, or RSUs, outstanding as of July 31, 2021 granted under the 2011 Plan for which the vesting conditions will not be satisfied on or before the date of this offering;

•

751,577 shares of Class B common stock issuable upon the vesting and settlement of outstanding RSUs granted after July 31, 2021 under the 2011 Plan for which the vesting conditions will not be satisfied on or before the date of this offering;

•

211,200 shares of Class B common stock issuable upon the exercise of outstanding common stock warrants that will remain outstanding following the completion of this offering, with a weighted-average exercise price of $0.36 per share;

•

             shares of Class A common stock reserved for future issuance under our 2021 Equity Incentive Plan, or 2021 Plan, plus a number of shares of Class A common stock not to exceed              (consisting of the number of shares that remain available under the 2011 Plan as of immediately prior to the effective date of the 2021 Plan and any shares underlying options and RSUs outstanding under the 2011 Plan that expire or otherwise terminate prior to exercise or settlement, as applicable, after the effective date of the 2021 Plan), as well as any future increases in the number of shares of common stock reserved for issuance thereunder, as more fully described in the section titled “Executive Compensation — Equity Incentive Plans”;

•

                 shares of Class A common stock reserved for issuance under our 2021 Employee Stock Purchase Plan, or ESPP, plus any future increases in the number of shares of common stock reserved for issuance thereunder, as more fully described in the section titled “Executive Compensation — Equity Incentive Plans”; and

•

964,647 shares of Class A common stock that we are reserving and may donate to fund our social impact and environmental, social, and governance initiatives, as more fully described in “Business —Our Culture — Social Responsibility and Community Initiatives.”

In addition, unless we specifically state otherwise, the information in this prospectus assumes:

•

the filing of our amended and restated certificate of incorporation and the effectiveness of our amended and restated bylaws, each of which will occur immediately prior to the completion of this offering;

•

the reclassification of our outstanding common stock into an equal number of shares of our Class B common stock and the authorization of our Class A common stock, each of which will occur immediately prior to the completion of this offering;

•

the issuance of 49,201 shares of Class B common stock following the closing of this offering from the settlement of certain RSUs outstanding as of July 31, 2021 granted under the 2011 Plan for which the vesting conditions will be satisfied in connection with this offering;

•

the issuance of 13,673 shares of Class B common stock following the closing of this offering from the settlement of certain outstanding RSUs granted after July 31, 2021 for which the vesting conditions will be satisfied in connection with this offering;

•

the automatic conversion of all outstanding shares of convertible preferred stock into an aggregate of 62,830,697 shares of Class B common stock, which will occur immediately prior to the completion of this offering;

•	the automatic exercise of outstanding common stock warrants that, if not exercised prior to this offering, will be automatically exercised immediately prior to the completion of this offering, with an

exercise price of $3.46 per share, and the issuance of                  shares of Class B common stock pursuant thereto, assuming an initial public offering price of $             per share of Class A common stock, the midpoint of the estimated price range set forth on the cover page of this prospectus;

•	no exercise of the underwriters’ option to purchase additional shares of Class A common stock from us; and

•

no exercise, forfeiture or expiration of the outstanding stock options, no settlement of outstanding RSUs described above for which the vesting conditions will not be satisfied on or before the date of this offering and no exercise of the outstanding common stock warrants that will remain outstanding following completion of this offering.

SUMMARY CONSOLIDATED FINANCIAL DATA

The summary consolidated statement of operations data for the fiscal years ended January 31, 2020 and 2021 and the summary consolidated balance sheet data as of January 31, 2021 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The summary consolidated statement of operations data for the six months ended July 31, 2020 and 2021 and the summary consolidated balance sheet data as of July 31, 2021 have been derived from our unaudited condensed consolidated financial statements included elsewhere in this prospectus. The unaudited condensed consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary to present fairly our financial position and results of operations. You should read the consolidated financial data set forth below in conjunction with our consolidated financial statements and the accompanying notes and the information in the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus. Our historical and interim results are not necessarily indicative of the results to be expected for our full 2022 fiscal year or any period in the future.

	Fiscal Year Ended January 31,			Six Months Ended July 31,
	2020	2021		2020	2021
	(in thousands, except share and per share data)

Consolidated Statement of Operations Data:
Revenue	$96,364		$150,191	$67,929		$103,633
Cost of revenue(1)	35,686		54,511	24,801		34,562

Gross profit	60,678		95,680	43,128		69,071
Operating expenses:
Sales and marketing(1)	57,348		70,661	31,061		51,843
Research and development(1)	20,339		29,212	12,759		23,392
General and administrative(1)	16,524		27,959	12,154		19,011

Total operating expenses	94,211		127,832	55,974		94,246

Loss from operations	(33,533)		(32,152)	(12,846)		(25,175)
Other income (expense):
Investment income	2,127		840	589		86
Other income (expense), net	48		(120)	85		(351)

Loss before provision for income taxes	(31,358)		(31,432)	(12,172)		(25,440)
Provision for income taxes	452		537	223		326

Net loss	$(31,810)		$(31,969)	$(12,395)		$(25,766)

Net loss attributable to redeemable noncontrolling interest	$—		$(217)	$—		$(704)

Net loss attributable to Braze, Inc.	$(31,810)		$(31,752)	$(12,395)		$(25,062)

Net loss per share attributable to Braze, Inc. common stockholders, basic and diluted(2)	$(1.96)		$(1.77)	$(0.73)		$(1.25)

Weighted-average shares used to compute net loss per share attributable to Braze, Inc. common stockholders, basic and diluted(2)	16,189,388		17,972,472	17,016,066		20,004,294

Pro forma net loss per share attributable to Braze, Inc. common stockholders, basic and diluted (unaudited)(3)		$			$

Weighted-average shares used to compute pro forma net loss per share attributable to Braze, Inc. common stockholders, basic and diluted (unaudited)(3)

(1)	Includes stock-based compensation expense as follows:

	Fiscal Year Ended January 31,		Six Months Ended July 31,
	2020	2021	2020	2021
	(in thousands)

Cost of revenue	$276	$650	$200	$367
Sales and marketing	6,365	2,892	1,055	4,295
Research and development	3,705	2,102	657	4,158
General and administrative	2,062	1,896	815	3,786

Total stock-based compensation expense	$12,408	$7,540	$2,727	$12,606

(2)

See Note 16 to our audited consolidated financial statements and Note 14 to our unaudited condensed consolidated financial statements included elsewhere in this prospectus for an explanation of the calculations of our basic and diluted net loss per share attributable to Braze, Inc. common stockholders for our fiscal years ended January 31, 2020 and 2021 and for the six months ended July 31, 2020 and 2021, respectively.

(3)

The pro forma weighted-average number of shares outstanding used to determine basic and diluted pro forma net loss per share attributable to Braze, Inc. common stockholders for the fiscal year ended January 31, 2021 and the six months ended July 31, 2021 gives effect to (a) the reclassification of our outstanding common stock into an equal number of shares of Class B common stock, which will occur immediately prior to the completion of this offering, (b) the automatic conversion of all outstanding shares of convertible preferred stock into an aggregate of 62,830,697 shares of Class B common stock, which will occur immediately prior to the completion of this offering, (c) the automatic exercise of outstanding common stock warrants that, if not exercised prior to this offering, will be automatically exercised immediately prior to the completion of this offering into an aggregate of                  shares of Class B common stock, assuming an initial public offering price of $             per share of Class A common stock, the midpoint of the estimated price range set forth on the cover page of this prospectus, (d) the filing and effectiveness of our amended and restated certificate of incorporation, which will occur immediately prior to the completion of this offering, and (e) the issuance of 62,874 shares of Class B common stock issuable upon the vesting and settlement of RSUs for which the vesting conditions will be satisfied in connection with this offering.

	As of July 31, 2021
	Actual	Pro Forma(1)	Pro Forma As Adjusted(2)(3)
		(unaudited)	(unaudited)
		(in thousands)
Consolidated Balance Sheet Data:
Cash, cash equivalents and marketable securities	$78,730	$	$
Total assets	174,149
Working capital(4)	14,611
Total liabilities	115,850
Convertible preferred stock	174,229
Total stockholders’ (deficit) equity	(117,459)

(1)

The pro forma consolidated balance sheet data gives effect to (a) the reclassification of our outstanding common stock into an equal number of shares of Class B common stock, (b) the automatic conversion of all outstanding shares of convertible preferred stock into an aggregate of 62,830,697 shares of Class B common stock, (c) the automatic exercise of outstanding common stock warrants that, if not exercised prior to this offering, will be automatically exercised into an aggregate of                  shares of Class B common stock, assuming an initial public offering price of $             per share of Class A common stock, the midpoint of the estimated price range set forth on the cover page of this prospectus, (d) the filing and effectiveness of our amended and restated certificate of incorporation, each of which will occur immediately prior to the completion of this offering, (e) the issuance of 62,874 shares of Class B common stock issuable upon the vesting and settlement of RSUs for which the vesting conditions will be satisfied in connection with this offering and (f) stock-based compensation expense of approximately $                                 million related to RSUs for which the vesting conditions will be satisfied in connection with this offering.

(2)

The pro forma as adjusted consolidated balance sheet data gives effect to (a) the items described in footnote (1) above and (b) our receipt of estimated net proceeds from the sale of                  shares of Class A common stock that we are offering at an assumed initial public offering price of $         per share, the midpoint of the estimated price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

(3)

A $1.00 increase (decrease) in the assumed initial public offering price of $         per share, the midpoint of the estimated price range set forth on the cover page of this prospectus, would increase (decrease) each of cash and cash equivalents, working capital, total assets, and total stockholders’ (deficit) equity by $ million, assuming that the number of shares of Class A common stock offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the estimated underwriting discounts and commissions. Similarly, each increase (decrease) of 1,000,000 shares in the number of shares of Class A common stock offered by us would increase (decrease) each of cash and cash equivalents, working capital, total assets and total stockholders’ (deficit) equity by $ million, assuming the assumed initial public offering price of $ per share of Class A common stock remains the same, and after deducting the estimated underwriting discounts and commissions.

The pro forma as adjusted information discussed above is illustrative only and will be adjusted based on the actual public offering price and other terms of our initial public offering that will be determined at pricing.

(4)	Working capital is defined as current assets less current liabilities.

RISK FACTORS

Investing in our Class A common stock involves a high degree of risk. You should consider carefully the risks and uncertainties described below, together with all of the other information in this prospectus, including our consolidated financial statements and related notes, before deciding whether to purchase our Class A common stock. If any of the following risks is realized, our business, financial condition and results of operations could be materially and adversely affected. In that event, the price of our Class A common stock could decline, and you could lose part or all of your investment.

Risks Related to Our Growth and Capital Requirements

Our rapid revenue growth may not be indicative of our future revenue growth. Our rapid revenue growth also makes it difficult to evaluate our future prospects and may increase the risk that we will not be successful.

Our revenue was $150.2 million and $96.4 million for the fiscal years ended January 31, 2021 and 2020, respectively, and $103.6 million and $67.9 million for the six months ended July 31, 2021 and 2020, respectively. You should not rely on our historical revenue growth as an indication of our future performance. Even if our revenue continues to increase, we expect that our annual revenue growth rate will decline in the future as a result of a variety of factors, including the maturation of our business. Overall growth of our revenue depends on several factors, including our ability to:

•	expand subscriptions for our platform to our existing customers;

•	expand the products for and functionality of our platform and achieve market acceptance for them;

•	attract new customers, particularly in verticals and organizations where we have already experienced revenue growth;

•	succeed in selling our products outside the United States;

•	continue to partner with existing customers to improve our platform and its products and functionality;

•	keep pace with technological developments;

•	price our platform subscriptions effectively;

•	provide our customers with support that meets their needs;

•	successfully identify and acquire or invest in businesses, products or technologies that we believe could complement or expand our platform; and

•	increase awareness of our brand on a global basis and successfully compete with other companies.

We may not successfully accomplish any of these objectives and, as a result, it is difficult for us to forecast our future results of operations. If the assumptions that we use to plan our business are incorrect or change in reaction to changes in our market, or if we are unable to maintain revenue growth, our stock price could be volatile, it may be difficult to achieve and maintain profitability, and our business, financial condition and results of operations may be adversely affected. The adverse effect on our results of operations resulting from a failure to achieve our revenue expectations may be particularly acute because of the significant research, development, marketing, sales and other expenses we expect to incur.

We may require additional capital to support business growth, and this capital might not be available on acceptable terms, if at all.

We have funded our operations since inception primarily through equity financings and, more recently, sales of subscriptions to our platform. We cannot be certain when or if our operations will generate sufficient cash to fully fund our ongoing operations or the growth of our business. We intend to continue to make investments to support our business and may require additional funds to respond to business challenges, including the need to develop new features or enhance our platform, improve our operating infrastructure or acquire complementary businesses and technologies. Accordingly, we may need to engage in equity or debt financings to secure additional funds. Additional financing may not be available on terms favorable to us, if at all. If adequate funds are not available on acceptable terms, we may be unable to invest in future growth opportunities, which could harm our business, financial condition and results of operations. If we incur debt, the debt holders would have rights senior to holders of our Class A common stock to make claims on our assets, and the terms of any debt could include restrictive covenants relating to our capital raising activities and other financial and operational matters, any of which may make it more difficult for us to obtain additional capital and to pursue business opportunities. Furthermore, if we issue equity securities, stockholders will experience dilution, and the new equity securities could have rights senior to those of our Class A common stock. Because our decision to issue securities in the future will depend on numerous considerations, including factors beyond our control, we cannot predict or estimate the amount, timing, or nature of any future issuances of debt or equity securities. As a result, our stockholders bear the risk of future issuances of debt or equity securities reducing the value of our Class A common stock and diluting their interests.

We have a limited operating history operating at our current scale, and our future results of operations may fluctuate significantly due to a wide range of factors, which make it difficult to forecast our future results of operations.

We were founded in 2011, but our business and revenue have grown rapidly over the last several years. As a result of our limited operating history operating at our current scale, our ability to accurately forecast our future results of operations is limited and subject to a number of uncertainties, including our ability to plan for and model future growth. Our results of operations may fluctuate significantly from period to period due to many factors, many of which are outside of our control, including:

•	failure to execute on our growth strategies;

•	the level of demand for our platform;

•	the rate of renewal of subscriptions with, and extent of sales of additional subscriptions to, existing customers;

•	the size, timing, duration and pricing and other terms of our subscription agreements with existing and new customers;

•	the introduction of new products and product enhancements by existing competitors or new entrants into our market, and changes in pricing for products offered by our competitors;

•	network outages, security breaches and other cyber-attacks, technical difficulties with or interruptions to our platform;

•	customers delaying purchasing decisions in anticipation of new developments or enhancements by us or our competitors or otherwise;

•	changes in customers’ budgets;

•	seasonal variations related to sales and marketing and other activities, such as expenses related to our customers’ increased usage of our platform and products during the fourth quarter;

•	our ability to increase, retain and incentivize the strategic partners that market and sell our platform;

•	the timing of growth of our business, in particular through our hiring of new employees and international expansion;

•	our ability to control our operating expenses and other costs;

•	our ability to hire, train and maintain our direct sales team;

•	unforeseen litigation and inability to enforce, protect or defend our intellectual property, or claims of infringement by third parties;

•	the timing of our adoption of new or revised accounting pronouncements applicable to us and the impact on our results of operations;

•	fluctuations in our effective tax rate; and

•	general economic and political conditions, as well as economic conditions specifically affecting industries in which our customers operate.

Any one of these or other risks or uncertainties discussed elsewhere in this prospectus or the cumulative effect of some of these factors may result in fluctuations in our revenue, results of operations and cash flows, meaning that quarter-to-quarter comparisons of our revenue, results of operations and cash flows may not necessarily be indicative of our future performance, may cause us to miss our guidance and analyst expectations and may cause the price of our Class A common stock to decline. Additionally, if our assumptions regarding these risks and uncertainties are incorrect or change, including as a result of the ongoing COVID-19 pandemic, including the emergence of new variant strains of COVID-19, or the recovery therefrom, or if we do not address these risks successfully, our revenue and results of operations could differ materially from our expectations, and our business, financial condition and results of operations may be adversely affected.

We have a history of operating losses and may not achieve or sustain profitability in the future.

We have experienced net losses in each of our last several fiscal years. We generated a net loss of $32.0 million for the fiscal year ended January 31, 2021 and a net loss of $25.8 million for the six months ended July 31, 2021. As of July 31, 2021, we had an accumulated deficit of $163.3 million. While we have experienced significant revenue growth in recent periods, we are not certain whether or when we will achieve or maintain profitability in the future. We also expect our costs and expenses to increase in future periods, which could negatively affect our future results of operations if our revenue does not continue to increase. In particular, we intend to continue to expend substantial financial and other resources on:

•	our technology infrastructure and operations, including systems architecture, scalability, availability, performance and security;

•	our sales and marketing organization, to engage our existing and prospective customers, increase brand awareness and drive adoption of our products;

•

platform development, including investments in our platform development team and the development of new products and functionality for our platform as well as investments in further improving our existing platform and infrastructure;

•	acquisitions or strategic investments;

•	international expansion; and

•	general administration, including increased insurance, legal and accounting expenses associated with being a public company.

These investments may not result in increased revenue. If we are unable to maintain or increase our revenue at a rate sufficient to offset the expected increase in our costs, our business, financial condition and results of operations will be adversely affected, and we may not be able to achieve or maintain profitability over the long term.

The estimates of market opportunity and forecasts of market growth included in this prospectus may prove to be inaccurate. Even if the market in which we compete achieves the forecasted growth, our business could fail to grow at similar rates, if at all.

Market estimates and growth forecasts are uncertain and based on assumptions and estimates that may be inaccurate. Our addressable market depends on a number of factors, including businesses’ desire to differentiate themselves through digital customer engagement, partnership opportunities, changes in the competitive landscape, technological changes, data security or privacy concerns, customer budgetary constraints, changes in business practices, changes in the regulatory environment and changes in economic conditions. Our estimates and forecasts relating to the size and expected growth of our market may prove to be inaccurate, and our ability to produce accurate estimates and forecasts may be impacted by the economic uncertainty associated with the COVID-19 pandemic, including the emergence of new variant strains of COVID-19, and any uncertainties related to the recovery therefrom. Even if the market in which we compete meets the size estimates and growth rates we forecast, our business could fail to grow at similar rates, if at all.

Risks Related to Our Business and Our Brand

We face intense competition, including from well-established companies that offer products that compete with ours. We may lack sufficient financial or other resources to maintain or improve our competitive position, which may harm our ability to add new customers, retain existing customers, and grow our business.

The market for customer engagement products is evolving and highly competitive. There are several established and emerging competitors that address specific aspects of customer engagement. We face intense competition from software companies that offer marketing solutions, such as legacy marketing clouds like Adobe and Salesforce, and point solutions like Airship, Iterable, Leanplum, MailChimp and MoEngage. Many of our existing competitors have, and our potential competitors could have, substantial competitive advantages, such as greater name recognition, longer operating histories, larger sales and marketing budgets and resources, greater customer support resources, lower labor and development costs, larger and more mature intellectual property portfolios and substantially greater financial, technical and other resources than we do. In addition, our competitors may have an advantage in markets where our policies regarding the use of customer data are more restrictive than local laws, regulations, policies and standards. For example, competitors willing to sell customer data in markets where such activity is permissible may have a pricing advantage over us in such markets. Any such pricing advantages that our competitors have may negatively affect our ability to gain new customers and retain existing customers. With the introduction of new technologies and the entry of new competitors into the market, we expect competition to persist and intensify in the future. In addition, merger and acquisition activity in the technology industry could increase the likelihood that we compete with other large technology companies. This could harm our ability to increase sales, maintain or increase subscription renewals, and maintain our prices.

Conditions in our market could change rapidly and significantly as a result of technological advancements, partnering by our competitors or continuing market consolidation. Some of our larger competitors also have substantially broader product lines and market focus and therefore may not be as susceptible to downturns in a particular market. New start-up companies that innovate, and large companies that are making significant investments in research and development, may invent similar or superior products and technologies that compete with one or more of our platform offerings. In addition, some of our competitors may enter into new alliances with each other or may establish or strengthen cooperative relationships with agency partners, technology and application providers in complementary categories, or other parties. Competitors may also consolidate with existing service providers or strategic partners that we rely on, and as a result we could lose partnerships that are difficult to replace. Any such consolidation, acquisition, alliance or cooperative relationship could lead to pricing pressure, a loss of market share or a smaller addressable share of the market and could result in a competitor with greater financial, technical, marketing, service and other resources, all of which could harm our ability to compete.

Some of our larger competitors may use their broader product offerings to compete with us, including by bundling their competitive products with other products being purchased from that company by a customer or by restricting access to their technology platforms thereby making it more difficult for customers to integrate the use of our platform with other competitor products. Potential customers may prefer to purchase from their existing suppliers rather than a new supplier regardless of product performance or features. Furthermore, potential customers may be more willing to incrementally add solutions to their existing infrastructure from competitors than to replace their existing infrastructure with our platform and products. These competitive pressures in our market, or our failure to compete effectively, may result in price reductions, fewer sales, reduced revenue and gross margins, increased net losses and loss of, or failure to expand, our market share. Any failure to address these challenges could harm our business, financial condition and results of operations.

If we are unable to attract new customers and renew existing customers, our business, financial condition and results of operations will be adversely affected.

To increase our revenue, we must continue to attract new customers and retain, and sell more products to, existing customers. Our success will depend to a substantial extent on the widespread adoption of our platform and products as an alternative to existing products in which many enterprises have invested substantial personnel and financial resources and, therefore, may be reluctant or unwilling to abandon. In addition, as our market matures, our products evolve and competitors introduce lower cost or differentiated products that are perceived to compete with our platform, products and services, our ability to sell subscriptions for our products could be impaired. Similarly, our subscription sales could be adversely affected if customers or users within these organizations perceive that features incorporated into competitive products reduce the need for our products or if they prefer to purchase other products that are bundled with products offered by other companies that operate in adjacent markets and compete with our products. In addition, the value of our products and services to our customers depends, in part, on our customers’ ability to use them as part of an overall effective marketing strategy. To the extent our customers’ marketing strategies are not effective, they may reduce the use of our products and services or fail to renew their existing contracts. As a result of these and other factors, we may be unable to attract new customers, which may have an adverse effect on our business, financial condition and results of operations.

If we fail to adapt and respond effectively to rapidly changing technology, evolving industry standards, or changing regulations, or to changing customer or consumer needs, requirements or preferences, our platform may become less competitive.

Our ability to attract new customers and increase revenue from existing customers depends in large part on our ability to enhance and improve our platform and its products and functionality, increase adoption and usage of our platform, and introduce new products and functionality. The market in which we compete is relatively new and subject to rapid technological change, evolving industry standards and changing regulations, as well as changing customer and consumer needs, requirements and preferences, including changes in the use of channels through which consumers desire to communicate with brands. For instance, the SEC has recently indicated that it may increase regulatory focus on the use of customer engagement tools in the financial services industry, and we cannot predict if other regulators will take similar actions in other markets in the future. Any regulatory restrictions on the use of customer engagement tools from the SEC or other domestic or foreign regulators could have the effect of reducing demand for our platform in this and other markets. The success of our business will depend, in part, on our ability to adapt and respond effectively to these changes on a timely basis. If we were unable to enhance our platform offerings to keep pace with rapid technological and regulatory change, or if new technologies emerge that are able to deliver competitive products at lower prices, more efficiently, more conveniently or more securely than our platform, our business, financial condition and results of operations may be adversely affected.

The success of our platform depends, in part, on our ability to continuously modify and enhance our platform to adapt to changes and innovation in existing and new technologies to maintain and grow our integrations. We expect that the number of integrations with our customers’ infrastructure that we will need to support will continue to expand as developers adopt new software solutions, and we will have to develop new versions of our platform to work with those new solutions. This development effort may require significant engineering, sales and marketing resources, all of which could adversely affect our business. Any failure of our platform to operate effectively with customer infrastructures could reduce the demand for our platform, and our business, financial condition and results of operations may be adversely affected.

We are substantially dependent upon customers renewing their subscriptions to, and expanding their use of, our platform to maintain and grow our revenue, which requires us to scale our platform infrastructure and business quickly enough to meet our customers’ growing needs. If we are not able to grow in an efficient manner, our business, financial condition and results of operations could be harmed.

As usage of our platform grows and as customers use it for more complex projects, we may need to devote additional resources to improving our platform architecture, updating our platform’s products and functionality, integrating with third-party systems and maintaining infrastructure performance. In addition, we will need to appropriately scale our internal business as well as grow our partner services network to serve our growing customer base, particularly as our customer base expands over time. Our ability to scale our business is dependent on our ability to maintain and grow our revenue through new and renewed customer subscriptions to our platform, from which we derive substantially all of our revenue. We cannot assure you that we will be able to renew subscriptions with any of our customers at the same or higher contract value. In addition, some customers have multiple order forms with different divisions of their entities, which could increase the complexity of negotiating renewals.

The market for customer engagement products is still evolving, and competitive dynamics may cause our pricing to change as the market matures and as existing and new market participants introduce new types of products and different approaches to enable customers to address their needs. As a result, we may be forced to reduce the prices we charge for our subscriptions and may be required to offer terms less favorable to us for new and renewal agreements, particularly for mid- to large-size enterprises that may demand substantial price discounts as part of the negotiation of subscription contracts.

Further, some of our contracts limit the amount we can increase prices from period to period or include pricing guarantees. In the past, we have made certain pricing concessions for customers that were significantly negatively impacted by the COVID-19 pandemic. If our customers do not renew their agreements, require pricing concessions, terminate their agreements as a result of a change of control or otherwise, renew their agreements on terms less favorable to us or fail to purchase additional product subscriptions, our revenue may decline, and as a result our ability to scale our business may be impaired and our business, financial condition and results of operations would likely be harmed as a result.

Any failure of or delay in efforts to scale our business could cause difficulty or delay in deploying our products or functionality to customers, could lead to impaired performance, other declines in quality or customer satisfaction, increased costs, difficulty in introducing new features or other operational inefficiencies or failures. These issues could reduce the attractiveness of our platform to customers, resulting in decreased subscriptions with existing and new customers, lower subscription renewal rates, the issuance of service credits or requests for refunds, which could hurt our revenue growth and our reputation. Even if we can upgrade our systems and expand our staff, any such expansion will be expensive and complex, requiring management time and attention, as well as improvements to our operational and financial controls and reporting systems and procedures. Because of these risks and other inherent risks associated with upgrading, improving and expanding our information technology systems, any needed expansion and improvements to our infrastructure and systems may not be fully or effectively implemented on a timely basis, if at all. Any such expansion efforts may reduce revenue or may not bring the benefits we anticipate, and our business, financial condition and results of operations may be adversely affected.

Failure to effectively develop and expand our sales and marketing capabilities could harm our ability to expand our customer base and achieve broader market adoption of our platform and products.

Our ability to expand our customer base and achieve broader market adoption of our platform will depend on our ability to expand our sales and marketing operations. We plan to continue expanding our sales team and strategic partners, both domestically and internationally; however, there is no assurance that we will be successful in attracting and retaining talented sales personnel or strategic partners or that any new sales personnel will be able to achieve productivity in a reasonable period of time or at all. We also plan to dedicate significant resources to sales and marketing programs to drive new customer acquisition, as well as engage with customers to promote upsell and cross-sell opportunities. We also engage with industry analysts, consulting firms, marketing service providers, data and technology partners, marketing agencies and other solution partners, business and trade press, and other industry experts who exert considerable influence in our market to promote our platform and our brand. Our business, financial condition and results of operations may be harmed if our sales and marketing efforts do not generate a corresponding increase in revenue. In addition, we may not achieve anticipated revenue growth from expanding our sales team if we are unable to hire, develop and retain talented sales personnel, if our new sales personnel are unable to achieve desired productivity levels in a reasonable period of time, or if our sales and marketing programs are not effective. If the cost of marketing our platform and products increases or competition reduces the effectiveness of our marketing efforts, our business, financial condition and results of operations may be adversely affected.

We are dependent on a single platform, and the failure to achieve continued market acceptance of our platform could cause our results of operations to suffer.

Substantially all of our revenue is attributable to subscriptions for our cloud-based platform. We expect that we will be substantially dependent on our platform to generate revenue for the foreseeable future. As a result, our results of operations could suffer due to:

•	any decline in demand for our platform;

•	the failure of our platform to achieve continued market acceptance;

•	the market for our platform not continuing to grow, or growing more slowly than we expect;

•	the introduction of products and technologies that serve as a replacement or substitute for, or represent an improvement over, our platform;

•	technological innovations or new standards that our platform does not address;

•	incidents or interruptions with third-party service providers, including Apple or Google services, that affect the ability of our customers to use our platform;

•	sensitivity to current or future prices offered by us or our competitors;

•	our inability to release enhanced versions of our platform on a timely basis;

•	the development of new communication channels with which we are not able to adequately integrate our platform; and

•	changes to mobile devices and platforms that prevent or degrade the functionality of our platform, or our inability to maintain interoperability of our platform with such mobile devices and platforms.

If the market for our platform grows more slowly than anticipated or if demand for our products does not grow as quickly as anticipated, whether as a result of competition, pricing sensitivities, product obsolescence, technological change, unfavorable economic conditions, uncertain geopolitical environment, budgetary constraints of our customers or other factors, we may not be able to grow our revenue, and our business, financial condition and results of operations may be adversely affected.

If our platform fails to perform properly or there are defects or disruptions in the rollout of our platform updates or enhancements, our reputation could be adversely affected, our market share could decline, and we could be subject to liability claims.

Our platform is inherently complex and may contain material defects or errors. Any defects or errors that impact functionality or that cause interruptions in the availability of our platform could result in:

•	loss or delayed market acceptance and subscriptions;

•	breach of warranty claims;

•	breach of contract claims;

•	sales credits or refunds for prepaid amounts;

•	loss of customers;

•	diversion of development and support resources; and

•	injury to our reputation.

The costs we would be forced to incur to correct any material defects or errors could be substantial and could adversely affect our business, financial condition and results of operations.

Our customer agreements often provide service level commitments on a monthly basis. If we are unable to meet the stated service level commitments or suffer extended periods of unavailability of our platform, we may be contractually obligated to provide these customers with service credits or we could face contract terminations. We outsource substantially all the infrastructure relating to our cloud-based platform to third-party hosting providers and, as a result, our services may be impacted in the future, and have been impacted in the past, by unscheduled downtime at such providers that is beyond our control. Our revenue could be significantly affected if we suffer unscheduled downtime that exceeds the allowed downtimes under our agreements with our customers.

Because of the large amount of data that we collect, process, transmit, store and manage, it is possible that hardware failures or errors in our systems could result in data loss or cause the information that we collect to be incomplete which may result in breach of contract claims, damage our reputation or subject us to regulatory fines or investigations. Furthermore, the availability or performance of our platform could be adversely affected by a number of factors outside our control, including customers’ inability to access the internet, the failure of software systems caused by our third-party vendors, security breaches, cyberattacks or variability in user traffic for our services. For example, our customers access our platform through their internet service providers. If a customer’s service provider fails to provide sufficient capacity to support our platform or otherwise experiences service outages, such failure could interrupt our customers’ access to our platform and adversely affect their perception of our platform’s reliability. In addition to potential liability, if we experience interruptions in the availability of our cloud-based platform, our reputation could be adversely affected, and we could lose customers or have difficulty acquiring new customers.

We also provide frequent incremental releases of updates and functional enhancements to our platform. Despite extensive pre-release testing, such new versions occasionally contain undetected errors when first introduced or released. We have, from time to time, found errors in our platform, and new errors in our platform may be detected in the future. Since our customers use our products for important aspects of their business, any errors, defects, disruptions in our platform or other performance problems with our solutions could hurt our reputation and may damage our customers’ businesses. If that occurs, some of our customers may delay or withhold payment to us, elect not to renew their subscriptions with us, make service credit claims, warranty claims or other claims against us, and we could lose future sales. The occurrence of any of these events could result in an increase in our bad debt expense, an increase in collection cycles for accounts receivable or a decrease in future revenue and earnings, or could cause us to incur the risk or expense of litigation.

We may need to reduce prices or change our pricing model to remain competitive.

Our subscription fees are principally based on an upfront commitment by our customers for a specific number of monthly active users, volume of email, level of platform functionality, volume of SMS messages and certain add-on features. We expect that we may need to change our pricing from time to time. As new or existing competitors introduce products that compete with ours or reduce their prices, we may be unable to attract new customers or retain existing customers. We also must determine the appropriate price to enable us to compete effectively internationally. Customers may demand substantial price discounts as part of the negotiation of subscription agreements. As a result, we may be required or choose to reduce our prices or otherwise change our pricing model, which could adversely affect our business, financial condition and results of operations.

Our sales cycle with large enterprise customers can be long and unpredictable, and our sales efforts require considerable time and expense.

The timing of our sales cycles with our large enterprise customers and related revenue recognition is difficult to predict because of the length and unpredictability of the sales cycle for these customers. Large enterprise customers may have a lengthy sales cycle for the evaluation and procurement of our platform. Work-from-home arrangements resulting from, and continuing after, the COVID-19 pandemic may cause a lengthening of these sales cycles or a reduction in sales cycle win rates as we have historically benefited from using face-to-face selling techniques. Any delays in our sales cycles may cause a delay between increasing operating expenses for such sales efforts and, upon successful sales, the generation of corresponding revenue. We are often required to spend significant time and resources to better educate our potential large enterprise customers and familiarize them with the platform. The length of our sales cycle for these customers, from initial evaluation to contract execution, is generally three to six months but can vary substantially and sometimes extend for over 12 months. Large enterprise customers often view a subscription to our platform and products as a strategic decision with significant investment. As a result, customers frequently require considerable time to evaluate, test and qualify our platform prior to entering into or expanding a subscription. During the sales cycle, we expend significant time and money on sales and marketing and contract negotiation activities, which may not result in a sale. Additional factors that may influence the length and variability of our sales cycle include:

•	the effectiveness of our sales team as we hire and train our new salespeople to sell to large enterprise customers;

•	our ability to meet with customers in person during a sales cycle;

•	the discretionary nature of purchasing and budget cycles and decisions;

•	the obstacles placed by customers’ procurement process;

•	economic conditions and other factors impacting customer budgets;

•	customers’ familiarity with our products;

•	customers’ evaluation of competing products during the purchasing process; and

•	evolving customer demands.

Given these factors, it is difficult to predict whether and when a sale will be completed. Consequently, a shortfall in demand for our products and services or a decline in new or renewed contracts in a given period may not significantly reduce our revenue for that period but could negatively affect our revenue in future periods, which could have a material adverse effect on our business, financial condition and results of operations.

Our business and reputation could be adversely affected if our customers are not satisfied with the integration, implementation, or services provided by us or our partners.

The success of our business depends on our customers’ satisfaction with our platform, the support that we provide for our platform and the services that we provide to help integrate and utilize our platform. Onboarding services may be performed by our own staff, by a third party or by a combination of the two. We have partnered with third parties to increase the breadth, capability and depth of capacity for delivery of these onboarding services to our customers, and third parties provide a significant portion of such support. If a customer is not satisfied with the quality of work performed by us or a third party or with the solutions delivered, we could incur additional costs to address the deficiency, which would diminish the profitability of the customer relationship. If we do not help our customers quickly resolve issues and provide effective ongoing support, our ability to sell new products to existing and new customers will suffer and our reputation with existing or potential customers will be harmed, even if the dissatisfaction is with services provided by a third-party partner. Further, customer dissatisfaction with our services could impair our ability to expand the subscriptions within our customer base or adversely affect our customers’ renewal of existing subscriptions. In addition, negative publicity related to our customer relationships, regardless of accuracy, may further damage our business by affecting our ability to compete for new business with actual and prospective customers.

Because we generally recognize revenue ratably over the term of each subscription agreement, downturns or upturns in our sales may not be immediately reflected in our financial condition and results of operations.

We recognize revenue ratably over the term of each subscription agreement. Consequently, while a decline in new sales or renewals in any one period may not be reflected in our revenue for that period, this decline will negatively affect our revenue in future periods. Accordingly, the effect of significant downturns in sales and market acceptance of our products and potential changes in our rate of renewals may not be fully reflected in our results of operations until future periods. Our model also makes it difficult for us to rapidly increase our revenue through additional sales in any period, as revenue from new customers generally is recognized over the term of the applicable agreement.

If we fail to maintain and enhance our brand, our ability to expand our customer base may be impaired and our business, financial condition and results of operations may suffer.

We believe that maintaining and enhancing our brand is important to support the marketing and sale of our existing and future products to new customers and expand sales of our platform and products to existing customers. We also believe that the importance of brand recognition will increase as competition in our market increases. Successfully maintaining and enhancing our brand will depend largely on the effectiveness of our marketing efforts, our ability to provide reliable products that continue to meet the needs of our customers at competitive prices, our ability to maintain our customers’ trust, our ability to continue to develop new functionality and use cases, and our ability to successfully differentiate our products and platform capabilities from competitive products. Our brand promotion activities may not generate customer awareness or yield increased revenue and, even if they do, any increased revenue may not offset the expenses we incur in building our brand. If we fail to successfully promote and maintain our brand, our business, financial condition and results of operations may be adversely affected.

If we fail to manage our growth effectively, we may be unable to execute our business plan, maintain high levels of service and customer satisfaction or adequately address competitive challenges.

We may continue to experience rapid growth and organizational change, which may continue to place significant demands on our management and our operational and financial resources. We have also experienced growth in the number of customers, the number of engagements we enable and the amount of data that our infrastructure supports. In particular, acquiring and supporting enterprise customers can require significant resources due to their size, volume of messaging and complexity. Our success will depend in part on our ability to manage this growth effectively. We will require significant capital expenditures and valuable management resources to grow without undermining our culture of innovation, teamwork and attention to customer success, which has been central to our growth so far.

We intend to continue to expand our international operations in the future. Our expansion will continue to place a significant strain on our managerial, administrative, financial and other resources. If we are unable to manage our growth successfully, our business, financial condition and results of operations may be adversely affected.

It is important that we maintain a high level of customer services, integration services, technical support and satisfaction as we expand our business. As our customer base continues to grow and as our penetration with existing customers expands, we will need to expand our account management, customer service and other personnel. Failure to manage growth could result in difficulty or delays in launching our platform, declines in quality or customer satisfaction, increases in costs, difficulties in introducing new features, or other operational difficulties. Any of these could adversely impact our business, financial condition and results of operations.

We anticipate that our operations will continue to increase in complexity as we grow, which will create management challenges.

Our business has experienced strong growth and is complex. We expect this growth to continue and for our operations to become increasingly complex. To manage this growth, we continue to make substantial investments to improve our operational, financial and management controls as well as our reporting systems and procedures. We may not be able to implement and scale improvements to our systems and processes in a timely or efficient manner or in a manner that does not negatively affect our results of operations. For example, we may not be able to effectively monitor certain contract requirements for specific products. We may have difficulty managing improvements to our systems, processes and controls or in connection with third-party software, which could impair our ability to provide our platform to our customers, causing us to lose customers, limiting our platform to less significant updates or increasing our technical support costs. If we are unable to manage this complexity, our business, financial condition and results of operations may be adversely affected.

As our customer base continues to grow, we will need to expand our services and other personnel, and maintain and enhance our partnerships, to provide a high level of customer service. We also will need to manage our sales processes as our sales personnel and partner network continue to grow and become more complex and as we continue to expand into new geographies and market segments. If we do not effectively manage this increasing complexity, the quality of our platform and customer service could suffer, and we may not be able to adequately address competitive challenges. These factors could impair our ability to attract and retain customers and expand our customers’ use of our platform.

We depend on our senior management team and the loss of one or more key employees or an inability to attract and retain highly skilled employees could adversely affect our business.

Our success depends largely upon the continued services of our executive officers, particularly our chief executive officer. We rely heavily on our chief executive officer’s vision, expertise and reputation. We rely on our leadership team for research and development, marketing, sales, services and general and administrative functions, and on mission-critical individual contributors. From time to time, our executive management team may change due to the hiring or departure of executives, which could disrupt our business. We do not have employment agreements with our executive officers or other key personnel that require them to continue to work for us for any specified period; therefore, they could terminate their employment with us at any time. The loss of one or more of our executive officers, particularly our chief executive officer, or key employees (including any limitation on the performance of their duties or short-term or long-term absences as a result of illness or disability) could have a serious adverse effect on our business.

To execute our growth plan, we must attract and retain highly qualified personnel. Competition for these personnel is intense, especially for experienced software engineers and senior sales executives. In addition, partially in response to the COVID-19 pandemic, we have a large, remote workforce, which adds to the complexity and costs of our business operations. We expect to continue to experience difficulty in hiring and retaining employees with appropriate qualifications. Additional stay-at-home, business closure and other restrictive orders may also impact our ability to identify, hire and train new personnel. Many of the companies with which we compete for experienced personnel have greater resources than we have. If we hire employees from competitors or other companies, their former employers may attempt to assert that these employees or we have breached legal obligations, resulting in a diversion of our time and resources. In addition, job candidates and existing employees often consider the value of the stock awards they receive in connection with their employment. If the perceived value of our stock awards declines, it may adversely affect our ability to recruit and retain highly skilled employees. If we fail to attract new personnel or fail to retain and motivate our current personnel, it could adversely affect our business and future growth prospects.

If we are unable to maintain our culture and core values as we grow, we could lose the innovation, teamwork, passion and focus on execution that we believe contribute to our success, and our business may be harmed.

We believe our culture and core values are critical to our success and have delivered tangible financial and operational benefits to our customers, employees and stockholders. We are a mission-driven company and have designed our core values as a guiding set of principles for our employees and business. Accordingly, we have invested substantial time and resources in building a team that reflects our culture and core values. As we grow and develop our infrastructure as a public company, our operations may become increasingly complex. We may find it difficult to maintain these important aspects of our culture and core values. In addition, the growth of our remote workforce, partially in response to the COVID-19 pandemic, may impact our ability to preserve our culture and core values. Any failure to preserve our culture or core values could negatively affect our future success, including our ability to retain and recruit personnel, and to effectively focus on and pursue our corporate objectives.

Indemnity provisions in various agreements potentially expose us to substantial liability for intellectual property infringement, privacy law violations, data breaches and other losses.

Many of our agreements with customers and certain other third parties include indemnification provisions under which we agree to indemnify them for losses suffered or incurred as a result of claims of intellectual property infringement, violation of privacy and other applicable law or breaches of information security obligations, or other liabilities relating to or arising from our platform, products or other contractual obligations. Some of these agreements provide for uncapped liability for losses caused by intellectual property infringement or gross negligence or willful misconduct, and some indemnity provisions survive termination or expiration of the applicable agreement. While we cap all other liabilities, in some instances, the cap may represent a significant amount of potential liability, and such large indemnity payments could harm our business, financial condition and results of operations. Although we normally contractually limit our liability with respect to these obligations, we may still incur substantial liability related to them and we may be required to cease use of certain functions of our platform or products as a result of any such claims. Any dispute with a customer with respect to such obligations could have adverse effects on our relationship with that customer, other existing customers and new customers, which could adversely affect our business, financial condition and results of operations.

Our current operations are international in scope, and we plan further geographic expansion. This will create a variety of operational challenges.

A component of our growth strategy involves the further expansion of our operations and customer base internationally. In the case of each of our fiscal year ended January 31, 2021 and the six months ended July 31, 2021, approximately 40% of our revenue was generated from customers outside the United States. We currently have customers in the United States, Canada, Europe, the Middle East, the Asia-Pacific region and Latin America. We are continuing to adapt and develop strategies to address international markets, but such efforts may not be successful. In addition, the ongoing COVID-19 pandemic, including the emergence of new variant strains COVID-19, and related stay-at-home, business closure and other restrictive orders and travel restrictions outside the United States, may pose additional challenges for international expansion and may impact our ability to launch new locations and further expand geographically.

We expect that our international activities will continue to grow over the foreseeable future as we continue to pursue opportunities in existing and new international markets. This will require significant management attention and financial resources.

Our current international operations and future initiatives involve a variety of risks, including:

•	changes in a country’s or region’s political or economic conditions, including in the United Kingdom as a result of the United Kingdom exiting the European Union, or Brexit;

•	the need to adapt and localize our platform for specific countries;

•	greater difficulty collecting accounts receivable and longer payment cycles;

•	unexpected changes in laws, regulatory requirements, taxes or trade laws;

•

more stringent regulations relating to privacy and data security and the unauthorized collection, processing, transmission or use of, or access to, commercial and personal information, particularly in Europe;

•

differing labor regulations, especially in Europe, where labor laws are generally more advantageous to employees as compared to the United States, including deemed hourly wage and overtime regulations in these locations;

•	potential changes in laws, regulations and costs affecting our U.K. operations and local employees due to Brexit;

•	difficulties in managing a business in new markets with diverse cultures, languages, customs, legal systems, alternative dispute systems and regulatory systems;

•	increased travel, real estate, infrastructure and legal compliance costs associated with international operations;

•	currency exchange rate fluctuations and the resulting effect on our revenue and expenses and the cost and risk of entering into hedging transactions if we chose to do so in the future;

•	laws and business practices favoring local competitors or general preferences for local vendors;

•	limited or insufficient intellectual property protection or difficulties enforcing our intellectual property;

•	political instability or terrorist activities;

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risks related to global health epidemics, such as the COVID-19 pandemic, including the emergence of new variant strains COVID-19, and related restrictions on our ability and our customers’ ability to travel;

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exposure to liabilities under anti-corruption and anti-money laundering laws, including the U.S. Foreign Corrupt Practices Act of 1977, as amended, or the FCPA, the U.S. domestic bribery statute contained in 18 U.S.C. § 201, the U.S. Travel Act, the U.K. Bribery Act of 2010, the U.K. Proceeds of Crime Act 2002 and similar laws and regulations in other jurisdictions; and

•	adverse tax burdens and foreign exchange controls that could make it difficult to repatriate earnings and cash.

Failure to overcome any of these difficulties could negatively affect our results of operations. If we invest substantial time and resources to expand our international operations and are unable to do so successfully, our business, financial condition and results of operations may be adversely affected.

Acquisitions, strategic investments, partnerships or alliances could be difficult to identify, pose integration challenges, divert the attention of management, disrupt our business, dilute stockholder value and adversely affect our business, financial condition and results of operations.

We have in the past and may in the future seek to acquire or invest in businesses, joint ventures, products and platform capabilities, or technologies that we believe could complement or expand our products and platform capabilities, enhance our technical capabilities or otherwise offer growth opportunities. Further, our anticipated proceeds from this offering increase the likelihood that we will devote resources to exploring larger and more complex acquisitions and investments than we have previously attempted. We may not be able to find and identify desirable acquisition targets or business opportunities or be successful in entering into an agreement with any particular strategic partner. Additionally, any such acquisition or investment may divert the attention of management and cause us to incur various expenses in identifying, investigating and pursuing suitable opportunities, whether or not the transactions are completed, and may result in unforeseen operating difficulties and expenditures. In particular, we may encounter difficulties assimilating or integrating the businesses, technologies, products and platform capabilities, personnel or operations of any acquired companies, particularly if the key personnel of an acquired company choose not to work for us, their software is not easily adapted to work with our platform or we have difficulty retaining the customers of any acquired business due to changes in ownership, management or otherwise. These transactions may also disrupt our business, divert our resources and require significant management attention that would otherwise be available for development of our existing business. Any such transactions that we are able to complete may not result in any synergies or other benefits we had expected to achieve, which could result in impairment charges that could be substantial. These transactions could also result in dilutive issuances of equity securities or the incurrence of debt, which could adversely affect our business, financial condition and results of operations. In addition, if the resulting business from such a transaction fails to meet our expectations, our business, financial condition and results of operations may be adversely affected, or we may be exposed to unknown risks or liabilities.

Risks Related to Our Dependence on Third Parties

Our business depends on our ability to send consumer engagement messages, including emails, SMS and mobile and web notifications, and any significant disruption in service with our third-party providers or on mobile operating systems could result in a loss of customers or less effective consumer-brand engagement, which could harm our business, financial condition and results of operations.

Our brand, reputation and ability to attract new customers depend on the reliable performance of our technology infrastructure and content delivery. Our platform engages with consumers through emails, SMS, mobile and web notifications. We are dependent on third-party services for delivery of emails and SMS, and we are dependent on Apple services and Google services for delivery of mobile and web notifications. Any incident broadly affecting the interaction of Apple or Android devices with necessary Apple or Google services (e.g., iCloud or Apple push notifications), including any delays or interruptions in such Apple or Google services, could adversely affect our business. Similarly, any cybersecurity events affecting Apple or Google Android devices could result in a disruption to Apple or Google services, regulatory investigations, reputational damage and a loss of sales and customers for Apple or Google, which could in turn impact our business. A prolonged disruption, cybersecurity event or any other negative event affecting Apple or Google could lead to customer dissatisfaction and could in turn damage our reputation with current and potential customers, expose us to liability and cause us to lose customers or otherwise harm our business, financial condition and results of operations.

We depend in part on mobile operating systems, such as Android and iOS, and their respective infrastructures to send notifications through various applications that utilize our platform. Any changes in such systems that negatively impact the functionality of our platform could adversely affect our ability to interact with consumers in a timely and effective fashion, which could adversely affect our ability to retain and attract new customers. For example, any anti-tracking features adopted by Apple or Google that require applications to obtain additional permissions to track end user data may impact our customers’ decisions relating to how to interact with users on our platform. Additionally, if such mobile operating systems change their policies or otherwise limit or prohibit us from sending notifications or otherwise make changes that degrade the functionality of our platform, such changes could adversely affect our business, financial condition and results of operations.

As new mobile devices and mobile, web and email platforms are released, there is no guarantee that these mobile devices and platforms will continue to support our platform or effectively roll out updates to our customers’ applications. The parties that control the operating systems for mobile devices and mobile, web and email platforms have no obligation to test the interoperability of new mobile devices or platforms with our platform, and third parties may produce new products that are incompatible with or not optimal for the operation of our platform. Additionally, in order to deliver high-quality consumer engagement, we need to ensure that our platform is designed to work effectively with a range of mobile technologies, systems, networks and standards. If consumers choose to use products or platforms that do not support our platforms, or if we do not ensure our platform can work effectively with such products or platforms, our business and growth could be harmed. We also may not be successful in developing or maintaining relationships with key participants in the mobile industry that permit such interoperability. If we are unable to adapt to changes in popular operating systems, we expect that our customer retention and customer growth would be adversely affected.

We rely upon third-party providers of cloud-based infrastructure, including Amazon Web Services, to host our products. Any disruption in the operations of these third-party providers or limitations on capacity or interference with our use could adversely affect our business, financial condition and results of operations.

We outsource substantially all the infrastructure relating to our cloud-based platform to third-party hosting providers. Our customers need to be able to access our platform at any time, without interruption or degradation of performance, and we provide them with service-level commitments with respect to uptime and, occasionally, throughput. Our products depend on protecting the virtual cloud infrastructure hosted by third-party hosting providers by maintaining its configuration, architecture, features and interconnection specifications, as well as the information stored in these virtual data centers, which is transmitted by third-party internet service providers. Any limitation on the capacity or availability of our third-party hosting providers could impede our ability to onboard new customers or expand the usage of our existing customers, which could adversely affect our business, financial condition and results of operations. Currently, we rely on cloud computing infrastructure, particularly from Amazon Web Services, or AWS, to host our platform and support our operations and many of the internal products we use to operate our business. We do not have control over the operations of the facilities of AWS or other cloud providers. Each provider’s respective facilities may be vulnerable to damage or interruption from earthquakes, hurricanes, floods, fires, cybersecurity attacks, terrorist attacks, power losses, telecommunications failures and other events beyond our or their control. In the event that AWS’s or any other third-party provider’s systems or service abilities are hindered by any of the events discussed above, our ability to operate our platform may be impaired, our customers may be impacted, we may be subject to claims for refunds or terminations under our contracts, and our reputation and brand may be harmed. A decision to close these facilities without adequate notice, or other unanticipated problems, could result in lengthy interruptions to our platform. All of the aforementioned risks may be exacerbated if our or our partners’ business continuity and disaster recovery plans prove to be inadequate in such a scenario.

Additionally, AWS or other cloud providers may experience threats or attacks from computer malware, ransomware, viruses, social engineering (including phishing attacks), denial of service or other attacks, employee error, theft or misuse and general hacking, including from state-sponsored or criminal hacking groups, which have become more prevalent in our industry. Any of these security incidents could result in unauthorized access or damage to, or the disablement, encryption, use or misuse, disclosure, modification, destruction or loss of our data or our partners’ data, including personal information, or disrupt our ability to provide our platform or service. Our platform’s continuing and uninterrupted performance is critical to our success. Users may become dissatisfied by any system failure that interrupts our ability to provide our platform to them and could make claims for refunds or terminations under our contracts. We may not be able to easily switch our AWS operations to another cloud or other data center provider if there are disruptions or interference with our use of any third-party provider’s services, and even if we do switch our operations, the process can require significant time and expense and other cloud and data center providers are subject to the same risks. Sustained or repeated system failures would reduce the attractiveness of our platform to our partners, thereby reducing revenue. Moreover, negative publicity arising from these types of disruptions could damage our reputation and may adversely impact use of our platform. We may not carry sufficient business interruption insurance or have sufficient contractual remedies to compensate us for losses that may occur as a result of any events that cause interruptions in our service.

In the event that our service agreements with our third-party hosting providers are terminated or there is a lapse of service, elimination of services or features that we utilize, interruption of internet service provider connectivity or damage to such facilities, we could experience interruptions in access to our platform as well as significant delays and additional expense in arranging or creating new facilities and services and/or re-architecting our cloud solution for deployment on a different cloud infrastructure service provider, which could adversely affect our business, financial condition and results of operations.

Our agreement with AWS allows AWS to terminate for any reason with 30 days’ advance notice or in case of a breach of contract if such breach is uncured for 30 days. AWS may also terminate immediately upon notice if (1) AWS determines that our use of its service poses a security risk to its services or any other third party, could otherwise adversely impact AWS’s systems, could subject AWS to liability or could be fraudulent, (2) we fail to pay AWS in accordance with our agreement, (3) we cease to operate in the ordinary course, make an assignment for the benefit of creditors or become the subject of any bankruptcy, reorganization, liquidation, dissolution or other similar proceeding, (4) AWS’s relationship with any third-party providers terminates or requires AWS to change the way it provides services or (5) termination is necessary to comply with the law or the requests of governmental entities. Although we expect that we could receive similar services from other third parties if any of our arrangements with AWS are terminated, transitioning the cloud infrastructure currently hosted by AWS to alternative providers would likely be disruptive, and we could incur significant one-time costs. If we are unable to renew our agreement with AWS on commercially reasonable terms or at all, our agreement with AWS is prematurely terminated or we add additional infrastructure providers, we may experience costs or downtime in connection with the transfer to, or the addition of, new data center providers. If AWS or other infrastructure providers increase the costs of their services, our business, financial condition and results of operations could be adversely affected.

Our growth depends in part on the success of our strategic relationships with third parties.

In order to grow our business, we anticipate that we will continue to depend on relationships with strategic partners, including cloud alliance/marketing, infrastructure and technology partners, to provide broader customer coverage and solution delivery capabilities, and also achieve product stickiness. While our strategic partners have not played a lead role in our customer generation process in the past, we intend to develop these relationships to rely more heavily on our partners to help us generate business going forward. Identifying partners, and negotiating, documenting and maintaining relationships with them, requires significant time and resources. Our agreements with our strategic partners are non-exclusive and do not prohibit them from working with our competitors or recommending competing products. Our competitors may be effective in providing incentives to such third parties to favor their products or services or to prevent or reduce subscriptions to our services. If our partners choose to place greater emphasis on products of their own or those offered by our competitors or do not effectively market and sell our platform, our ability to grow our business and sell our products and services may be adversely affected. In addition, acquisitions of our partners by our competitors could result in a decrease in the number of our current and potential customers, as our partners may no longer facilitate the adoption of our platform by potential customers.

We are highly dependent upon our relationship with the developer platforms, web browsers and operating systems provided by third-party technology companies such as Apple and Google. Changes to mobile device operating systems may diminish the usefulness of marketing providers or require significant modifications or demands on our business to continue supporting those operating systems. Changes to developer platform policies related to third-party software, such as Apple or Google creating restrictions on the ability of our existing or potential customers to use software development kits or cookies could similarly adversely affect our business.

If we are unsuccessful in establishing or maintaining our relationships with third parties, our ability to compete in the marketplace or to grow our revenue could be impaired and our business, financial condition and results of operations may suffer. Even if we are successful, it is not assured that these relationships will result in increased customer usage of our platform or increased revenue.

Risks Related to Privacy, Data Security and Data Protection Laws

We are subject to stringent and changing laws and regulations, industry standards and contractual obligations related to privacy, data security and data protection. The restrictions and costs imposed by these requirements and our actual or perceived failure to comply with them, could harm our business.

Operating our business and platform involves the collection, use, processing, storage, transfer and sharing of sensitive, proprietary, confidential, regulated and personal information, including such information that we handle on behalf of our customers. These activities are regulated by a variety of federal, state, local and foreign privacy, data security and data protection laws and regulations, and industry standards, which have become increasingly stringent in recent years, are rapidly evolving and are likely to remain uncertain for the foreseeable future. Increasingly, privacy, data security and data protection laws are extra-territorial in their scope of application. As a provider of cloud computing services, the global nature of our customer base renders us particularly exposed to being subject to a wide range of such laws and the varying, potentially conflicting compliance obligations they impose on our business.

In the United States, the privacy and data security requirements that apply to us or our customers include the Federal Trade Commission Act, the Electronic Communications Privacy Act, the Computer Fraud and Abuse Act, the Health Insurance Portability and Accountability Act of 1996, or HIPAA, the Gramm-Leach-Bliley Act, the California Consumer Privacy Act of 2018, or the CCPA (including as amended by the recently adopted California Privacy Rights Act, or the CPRA, which will become effective January 1, 2023), the Telephone Consumer Protection Act, or TCPA, the Controlling the Assault of Non-Solicited Pornography And Marketing Act of 2003, or CAN-SPAM, and other state and federal laws relating to privacy and data security. Many states have adopted laws that regulate the online collection, processing, use and disclosure of personal information and require companies to implement data security measures. Laws in all 50 states and U.S. territories require businesses to notify affected individuals, governmental entities and/or credit reporting agencies of certain security breaches affecting personal information. The laws are not consistent, and compliance in the event of a widespread data breach could be costly. In addition, while we contractually limit the types of data our customers may process and store using our platform, we cannot fully control the actions of our customers. The failure of customers to comply with their contractual obligations may subject us to liability, and we may not have sufficient recourse to cover our related liabilities.

State legislatures also have been adopting new privacy laws or amending existing laws with increasing frequency, requiring attention to frequently changing regulatory requirements. For example, the CCPA, which took effect on January 1, 2020, imposes a number of requirements on covered businesses and gives California residents certain rights related to their personal information, including the right to access and delete their personal information, and receive detailed information about how their personal information is used and shared. The CCPA also created restrictions on “sales” of personal information that allow California residents to opt out of certain sharing of their personal information and may restrict the use of cookies and similar technologies for advertising purposes. The CCPA provides for civil penalties for violations of up to $7,500 for each intentional violation and creates a private right of action for certain data breaches that is expected to increase data breach litigation. Additionally, in November 2020 California voters passed a ballot measure adopting the CPRA, which will impose a number of new requirements on businesses effective January 1, 2023 with some requirements applying to data collected beginning January 1, 2022. The CPRA will further restrict use of certain categories of sensitive personal information; restrict the use of cross-context behavioral advertising techniques; require new disclosures in privacy notices; create limits on what personal information business can collect and how long they can retain it; require the addition of new privacy clauses to contracts with service providers and contractors; expand the types of data breaches subject to the private right of action; and establish the California Privacy Protection Agency to implement and enforce the new law, the first state agency in the United States focused solely on privacy. Virginia and Colorado also adopted comprehensive privacy laws. Virginia’s Consumer Data Protection Act will take effect concurrently with the CPRA on January 1, 2023, and the Colorado Privacy Act will take effect six months later on July 1, 2023. Both laws emulate the CCPA and the CPRA in many respects, but despite similarities each law includes its own unique compliance requirements. Comprehensive privacy laws have also been proposed in many other states and at the federal level, reflecting a trend toward more stringent privacy legislation in the United States, though without a federal law that preempts contradicting provisions in state laws, companies like ours that operate on a national scale are responsible for monitoring and complying with the patchwork of state regulations. The interpretation and enforcement of these laws is not yet established, and our business operations may not be compatible with the eventual interpretations of these laws, and we may be required to modify such practices, which may harm our business.

Foreign privacy laws have become more stringent in recent years, are also undergoing a period of rapid change, and may increase the costs and complexity of offering our products and services in new and existing geographies. For example, the European Union, or EU, adopted the General Data Protection Regulation, or GDPR, which came into effect in May 2018. The GDPR applies to processing operations carried out in the context of the activities of an establishment in the European Economic Area, or EEA, and any processing relating to the offering of goods or services to individuals in the EEA and/or the monitoring of their behavior in the EEA. Also, notwithstanding the United Kingdom’s withdrawal from the EU, by operation of the so-called U.K. GDPR, the GDPR continues to apply in substantially equivalent form to processing operations carried out in the context of an establishment in the United Kingdom, and any processing relating to the offering of goods or services to individuals in the United Kingdom and/or monitoring of their behavior in the United Kingdom. Accordingly, references in this section to the GDPR are also deemed to be references to the U.K. GDPR in the context of the United Kingdom, unless the context requires otherwise.

The GDPR also provides that EEA Member States may make their own further laws and regulations to introduce supplementary requirements related to the processing of “special categories of personal data,” as well as personal data related to criminal offenses or convictions. In the United Kingdom, the Data Protection Act 2018 complements the U.K. GDPR in this regard. This may lead to greater divergence in the law that applies to the processing of personal data across the EEA and/or United Kingdom, compliance with which, as and where applicable, may increase our costs and could increase our overall compliance risk. Such country-specific regulations could also limit our ability to collect, use and share data in the context of our EEA and/or United Kingdom operations, and/or could cause our compliance costs to increase, ultimately having an adverse impact on our business and harming our business and financial condition.

Under the GDPR, parties are either controllers, which are decision-makers that exercise overall control over the purposes and means of data processing, whether alone or jointly with one or more other persons, or processors, who act on behalf of, and only on the instructions of, the relevant controller. In the provision of our services to our customers, we generally act as a processor for our customers, and we rely on our processes to be compliant with applicable portions of the GDPR, but we cannot assure you that all customers will materially comply with their obligations as controllers under GDPR. As processors we may be contractually liable to our customers if we fail to meet the terms of our data processing agreements, we may be subject to investigation or administrative fines from supervisory authorities or subject to individual claims that we failed to comply with the applicable provisions of GDPR or that we acted without or against the controller’s lawful instructions. Companies that violate the GDPR, whether acting as a controller or a processor, can face more robust regulatory enforcement and greater penalties for noncompliance than under previously applicable data protection laws, including fines of up to the greater of €20 million or 4% of their worldwide annual revenue for the preceding financial year. In addition to administrative fines, a wide variety of other potential enforcement powers are available to competent supervisory authorities in respect of potential and suspected violations of the GDPR, including extensive audit and inspection rights, and powers to order temporary or permanent bans on all or some processing of personal data carried out by noncompliant actors. The GDPR also confers a private right of action on data subjects and consumer associations to lodge complaints with supervisory authorities, seek judicial remedies and obtain compensation for damages resulting from violations of the GDPR. Additionally, as noted above, the United Kingdom has transposed the GDPR into the laws of the United Kingdom by way of the U.K. GDPR, which could expose us to two parallel regimes, each of which potentially authorizes similar fines, with the U.K. GDPR permitting fines of up to the higher of £17.5 million or 4% of global annual revenue of any noncompliant organizations for the preceding financial year; as well as other potentially divergent enforcement actions for certain violations.

In addition to imposing substantial data protection governance requirements on companies, giving individuals extensive rights to control how companies handle their personal data and imposing data breach notification requirements in certain circumstances, the applicable data protection laws restrict the ability of companies to transfer personal data from Europe to the United States and other countries, known as “third countries,” in respect of which the European Commission or other relevant regulatory body has not issued a so-called ‘adequacy decision’. One of the mechanisms on which we previously relied in order to effect such transfers, the EU-U.S. Privacy Shield Framework, was invalidated by the Court of Justice of the European Union, or CJEU, in a July 2020 decision, Data Protection Commissioner v. Facebook Ireland Limited, Maximillian Schrems, or Schrems II. The decision also called into question whether companies can lawfully use the European Commission’s standard contractual clauses, or SCCs, another compliance mechanism on which we have relied, for transfers of personal data from Europe to the United States and other third countries. Following this decision, the government of the United Kingdom has similarly invalidated use of the EU-U.S. Privacy Shield as a mechanism for lawful personal data transfers from the United Kingdom to the United States under the U.K. GDPR; and the Swiss Federal Data Protection and Information Commissioner issued guidance calling the Swiss-U.S. Privacy Shield Framework inadequate and raising similar questions about the SCCs.

On June 4, 2021, the European Commission published new versions of the SCCs. Beginning on September 27, 2021, these new versions of the SCCs went into effect and must be used for all new transfers of personal data from the EEA to third countries. Further, all then existing transfers of personal data from the EEA to third countries relying on the prior versions of the SCCs must be replaced by December 27, 2022. The ongoing implementation of the new SCCs will necessitate significant contractual overhaul of our data transfer arrangements with customers, sub-processors and vendors.

Use of both the existing and the new SCCs must, following Schrems II, be assessed on a case-by-case basis taking into account the legal regime applicable in the destination country, in particular regarding applicable surveillance laws and relevant rights of individuals with respect to the transferred data. In the context of any given transfer, where the legal regime applicable in the destination country may or does conflict with the intended operation of the SCCs and/or applicable European law, the parties to that transfer must implement certain supplementary technical, organizational and/or contractual measures to rely on the SCCs as a compliant “transfer mechanism.” However, guidance from the European Data Protection Board, or EDPB, on such supplementary technical, organizational and/or contractual measures, appears to conclude that no combination of such measures could be sufficient to allow effective reliance on the SCCs in the context of transfers of personal data “in the clear” to recipients in countries where the power granted to public authorities to access the transferred data goes beyond what is “necessary and proportionate in a democratic society where in practice problematic legislation of the third country applies to the transfer in question” – which may, following the CJEU’s conclusions in Schrems II on relevant powers of United States public authorities and commentary in that EDPB guidance, include the United States in certain circumstances (e.g., where Section 702 of the US Foreign Intelligence Surveillance Act applies). At present, there are few, if any viable alternatives to the SCCs.

If we are unable to implement sufficient safeguards to ensure that our transfers of personal information from Europe are lawful, we may face increased exposure to regulatory actions, substantial fines and injunctions against processing personal information from Europe. Loss of our ability to lawfully transfer personal data out of Europe to the United States or any other jurisdictions may (1) restrict our activities in Europe, (2) limit our ability to collaborate with partners as well as other service providers, contractors and other companies subject to European data protection laws, (3) cause reluctance or refusal by current or prospective European customers to use our products and/or (4) require us to increase our data processing capabilities in Europe at significant expense or otherwise cause us to change the geographical location or segregation of our relevant systems and operations — any or all of which could adversely affect our financial results. Additionally, other countries outside of the EEA, United Kingdom and Switzerland have passed or are considering passing similar cross-border data transfer restrictions and laws requiring local data residency, which could increase the cost and complexity of delivering our services and operating our business and would require significant changes to how our services and customer support are delivered. The type of challenges we face in Europe will likely also arise in other jurisdictions that adopt laws similar in construction to the GDPR or regulatory frameworks of equivalent complexity.

In addition, while the United Kingdom data protection regime currently permits data transfers from the United Kingdom to the EEA and other third countries covered by a European Commission adequacy decision, and currently includes a framework to permit the continued use of the existing version of the EU SCCs and binding corporate rules for personal data transfers from the United Kingdom to third countries, this is subject to change in the future, and any such changes could have implications for our transfers of personal data from the United Kingdom to the EEA and other third countries. In particular, the UK Information Commissioner’s Office has stated that it is working on its own bespoke version of SCCs and it is not clear whether the new SCCs published by the European Commission will be accepted, directly or indirectly, as a valid mechanism to permit the transfer of personal data from the United Kingdom to third countries and/or whether any UK version of SCCs will supersede the existing and/or new EU SCCs. This could necessitate the implementation of both UK and EU versions of SCCs, which could require significant resources and necessitate significant cost to implement and manage.

On June 28, 2021, the European Commission issued an adequacy decision under the GDPR which allows transfers (other than those carried out for the purposes of United Kingdom immigration control) of personal data from the EEA to the United Kingdom to continue without restriction for a period of four years ending June 27, 2025. After that period, the adequacy decision may be renewed, however, only if the United Kingdom continues to ensure an adequate level of data protection. During these four years, the European Commission will continue to monitor the legal situation in the United Kingdom and could intervene at any point if the United Kingdom deviates from the level of data protection in place at the time of issuance of the adequacy decision. If the adequacy decision is withdrawn or not renewed, transfers of personal data from the EEA to the United Kingdom will require a valid “transfer mechanism” and we may be required to implement new processes and put new agreements in place (such as the then current form of the SCCs) to enable transfers of personal data from the EEA to the United Kingdom to continue. This would require deployment of significant resources and necessitate significant cost to implement and manage.

In addition, other European data protection laws require that affirmative opt-in consent is procured to the placement of cookies and similar tracking technologies on users’ devices (other than those that are “strictly necessary” to provide services requested by the user), including those used for personalization of experiences and advertising. These requirements may increase our exposure to regulatory enforcement actions, increase our compliance costs and reduce demand for our products. A new regulation proposed in the EU, which would apply across the EEA, known as the ePrivacy Regulation, if and when enacted, may further restrict the use of cookies and other online tracking technologies on which our products rely, as well as increase restrictions on the types of direct marketing campaigns that our platform enables. The final version of the ePrivacy Regulation is yet to be agreed, but is likely to introduce regulatory enforcement powers akin to those available to supervisory authorities under the GDPR, including significant administrative fines and other penalties for non-compliance. The introduction of this regulation is likely to garner significant attention and could encourage and/or hasten the introduction of equivalent legislation regulating the use of tracking technologies in other jurisdictions. While no official time frame has been given for the implementation of the ePrivacy Regulation, there will be a transition period after the ePrivacy Regulation is agreed, and commentators consider it unlikely to come into force before 2023. Given the delay in finalizing the ePrivacy Regulation, certain regulators (including United Kingdom and French data protection regulators) have issued guidance on the requirement to seek strict opt-in, unbundled consent to use all non-essential cookies and similar technologies and the requirement to increase the standard of transparency relating to use of cookies and similar technologies. We are likely to need to invest significantly in compliance with these types of new legislation in order to attract and maintain customers in the EEA and globally.

In Canada, the Personal Information Protection and Electronic Documents Act, or PIPEDA, and various provincial laws require that companies give detailed privacy notices to consumers, obtain consent to use personal information, with limited exceptions, allow individuals to access and correct their personal information and report certain data breaches. In addition, Canada’s Anti-Spam Legislation, or CASL, prohibits email marketing without the recipient’s consent, with limited exceptions. Failure to comply with PIPEDA, CASL or provincial privacy or data protection laws could result in significant fines and penalties or possible damage awards. Canada is also considering sweeping changes to its privacy laws that would substantially increase fines and create a private right of action for violations.

Apart from the requirements of privacy and data security laws, we have obligations relating to privacy and data security under our published policies and documentation and certain of our contracts. Although we endeavor to comply with these obligations, we may have failed to do so in the past and may be subject to allegations that we have failed to do so or have otherwise processed data improperly. Such failures or alleged failures could result in proceedings against us by governmental entities, private parties or others as well as negative publicity and reputational damage. In addition, privacy advocates and industry groups have regularly proposed, and may propose in the future, self-regulatory standards with which we must legally comply or that contractually apply to us. If we fail to follow these security standards even if no customer information is compromised, we may incur significant fines, negative publicity and reputational damage or experience a significant increase in costs.

Compliance with these and other applicable privacy, data security or data protection laws, regulations, policies and standards, many of which vary across jurisdictions, is a rigorous and time-intensive process, and we may be required to implement costly mechanisms to ensure compliance. The proliferation of privacy, data security and data protection laws, regulations, policies and standards increases the likelihood of differences in approaches across jurisdictions, which makes it difficult, and in some instances, impossible, to maintain a standardized global privacy program. Creating jurisdiction-specific approaches requires significant time and resources and the associated complexity increases the risk of potential non-compliance.

Our customers may implement compliance measures that do not align with our services, which could limit the scope and type of services we are able to provide. Our customers may also require us to comply with additional privacy and security obligations, causing us to incur potential disruption and expense related to our business processes. We may also be exposed to certain compliance and/or reputational risks if our customers do not comply with applicable privacy or data protection laws and/or their own privacy notices and terms of use in particular in connection with their processing of personal data, their sharing of personal data with us, the legal bases they rely on (where applicable) under applicable privacy and data protection legislation for the processing we carry out on their behalf and/or their management of data subject requests which pertain to the processing we carry out on their behalf. In addition, we may decide not to enter into new geographic markets where we determine that compliance with such laws, regulations, policies and standards would be prohibitively costly or difficult. Geographic markets in which we currently operate could require us to process or store regulated information within such markets only, and establishing hosting facilities in such markets could be disruptive to our business and costly. If our policies and practices, or those of our customers, service providers, contractors and/or partners, are, or are perceived to be non-compliant, we could face (1) litigation, investigations, audits, inspections and proceedings brought by governmental entities, customers, individuals or others; (2) additional reporting requirements and/or oversight, temporary or permanent bans on all or some processing of personal data, orders to destroy or not use personal data and imprisonment of company officials; (3) fines and civil or criminal penalties for us or company officials, obligations to cease offering or to substantially modify our solutions in ways that make them less effective in certain jurisdictions; and (4) negative publicity, harm to our brand and reputation and reduced overall demand for our platform. Such occurrences could adversely affect our business, financial condition and results of operations.

Because the interpretation and application of privacy and data protection laws, regulations, rules and other standards are still uncertain and likely to remain uncertain for the foreseeable future, it is possible that these laws, rules, regulations and other obligations, such as contractual or self-regulatory obligations, may be interpreted and applied in a manner that is inconsistent with our data management practices or the features of our software. If so, in addition to the possibility of fines, lawsuits and other claims, we could be required to fundamentally change our business activities and practices or modify our software, which we may be unable to do in a commercially reasonable manner or at all, and which could have an adverse effect on our business. Any inability to adequately address privacy concerns, even if unfounded, or comply with applicable privacy or data protection laws, rules, regulations and other obligations, could result in additional cost and liability to us, damage our reputation, inhibit sales and adversely affect our business.

If we or our third-party service providers experience a security breach or unauthorized parties otherwise obtain access to our customers’ data, our data or our platform, our solution may be perceived as not being secure, our reputation may be harmed, demand for our platform and products may be reduced and we may incur significant liabilities.

Operating our business and platform involves the collection, processing, storage and transmission of sensitive, regulated, proprietary and confidential information, including personal information of our customers, their users and our personnel and our and our customers’ proprietary and confidential information. Security incidents compromising the confidentiality, integrity and availability of this information and our systems could result from cyber-attacks, computer malware, viruses, social engineering (including phishing and ransomware attacks), credential stuffing, efforts by individuals or groups of hackers and sophisticated organizations (including state-sponsored and criminal organizations), errors or malfeasance of our personnel or our third-party service providers and security vulnerabilities in the software or systems on which we rely. Such incidents have occurred in the past and may occur in the future, resulting in unauthorized access to, inability to access, disclosure of, or loss of our or our customers’ information or our inability to provide our services.

We also rely on third-party service providers and technologies to operate critical business systems to process confidential and personal information in a variety of contexts, including, without limitation, encryption and authentication technology, employee email, content delivery to customers, back-office support and other functions. Our ability to monitor these third parties’ cybersecurity practices is limited. These third-party providers and technologies may not have adequate measures in place, and could experience or cause a security incident that compromises the confidentiality, integrity or availability of the systems or technologies they provide to us or the information they process on our behalf.

While we have taken steps designed to protect the proprietary, regulated, sensitive, confidential and personal information in our control, our security measures or those of the third parties on which we rely may not be effective against current or future security risks and threats. Cybercrime and hacking techniques are constantly evolving and a challenge of the modern global economy, and we or our third-party service providers may be unable to anticipate threats, detect or react in a timely manner, or implement adequate preventative measures, particularly given increasing use of hacking techniques designed to circumvent controls, avoid detection and remove or obfuscate forensic artifacts. Moreover, we or our third-party service providers may be more vulnerable to such attacks in remote work environments, which have increased in response to the COVID-19 pandemic.

If we or our third-party service providers suffer, or are perceived to have suffered, a security breach or other security incident, we may experience a loss of customer confidence in the security of our platform and damage to our brand, reduced demand for our products and disruption of normal business operations. Such a circumstance may also require us to spend material resources to investigate, remediate or correct the issue and prevent recurrence, notify regulators and affected customers and individuals, expose us to legal liabilities, including litigation, regulatory enforcement, indemnity obligations, fines and penalties, and adversely affect our business, financial condition and results of operations. These risks are likely to increase as we continue to grow and process, store and transmit increasingly large amounts of data.

Additionally, we cannot be certain that our insurance coverage will be adequate for data security liabilities actually incurred, will cover any indemnification claims against us relating to any incident or will continue to be available to us on economically reasonable terms, or at all, or that any insurer will not deny coverage as to any future claim. The successful assertion of one or more large claims against us that exceed available insurance coverage, or the occurrence of changes in our insurance policies, including premium increases or the imposition of large deductible or co-insurance requirements, could adversely affect our reputation, business, financial condition and results of operations.

Our inability to comply with agreements we enter into with our customers regarding the collection, processing, use and disclosure of personal information could result in additional costs and liabilities to us or inhibit sales of our products.

We enter into agreements with our customers regarding our collection, processing, use, and disclosure of personal information in relation to the services we provide to them. Although we endeavor to comply with such agreements, we may at times fail to do so or may be perceived to have failed to do so, including due to the errors or omissions of our personnel and third-party service providers. Such failures or perceived failures can subject us to customer lawsuits, termination of customer agreements and governmental enforcement actions. Even if we eventually prevail in any such dispute, resolving them could be expensive and time-consuming to defend and could result in adverse publicity and reputational harm that could adversely affect our business, financial condition and results of operations.

Risks Related to Other Laws and Litigation

Changes in laws and regulations related to the internet or changes in the internet infrastructure itself may diminish the demand for our platform and could have a negative impact on our business.

The future success of our business depends upon the continued use of smart cell phones, other mobile devices and the internet-connected devices as primary mediums for commerce, communication and business applications. Government bodies or agencies have in the past adopted, and may in the future adopt, laws or regulations affecting the use of the internet and internet-connected devices and cell phones as commercial mediums. Changes in these laws or regulations could require us to modify our platform in order to comply with these changes. In addition, government agencies or private organizations may begin to impose taxes, fees or other charges for accessing the internet or commerce conducted via the internet. These laws or charges could limit the growth of internet-related commerce or communications generally, resulting in reductions in the demand for internet-based solutions such as ours.

In addition, the use of the internet as a business tool could be adversely affected due to delays in the development or adoption of new standards and protocols to handle increased demands of internet activity, security, reliability, cost, ease of use, accessibility and quality of service. The performance of the internet and its acceptance as a business tool have been adversely affected by “viruses,” “worms” and similar malicious programs, along with distributed denial of service and similar attacks. As a result, the internet has experienced a variety of outages and other delays as a result of such damage to or attacks on portions of its infrastructure. If the use of the internet is adversely affected by these issues, demand for our platform could suffer.

Any future litigation against us could be costly and time-consuming to defend.

We may become subject to legal proceedings and claims that arise in the ordinary course of business, such as claims brought by our customers in connection with commercial disputes or employment claims made by our current or former employees. Litigation might result in substantial costs and may divert management’s attention and resources, which might seriously harm our business, financial condition and results of operations. Insurance might not cover such claims, provide sufficient payments to cover all the costs to resolve one or more such claims or continue to be available on terms acceptable to us. A claim brought against us that is uninsured or underinsured could result in unanticipated costs, and our business, financial condition and results of operations may be adversely affected.

If our platform fails to function in a manner that allows our customers to operate in compliance with regulations and/or industry standards, our revenue and results of operations could be harmed.

Since our customers are able to upload data into our platform, we may be hosting or otherwise processing substantial amounts of personally identifiable information. Some of our customers may require our platform to comply with certain privacy, security and other certifications and standards. Our cloud platform holds various security certifications from industry organizations, designed to meet, in all material respects, the ISO 27001 and various HIPAA standards. Governments and industry organizations may also adopt new laws, regulations or requirements, or make changes to existing laws or regulations, that could impact the demand for, or value of, our applications. If we fail to maintain our current security certifications and/or to continue to meet security standards, or if we are unable to adapt our platform to changing legal and regulatory standards or other requirements in a timely manner, our customers may lose confidence in our platform, and our revenue, business, financial condition and results of operations could be adversely affected.

We are subject to anti-corruption, anti-bribery, anti-money laundering and similar laws, and non-compliance with such laws can subject us to criminal or civil liability and harm our business, financial condition and results of operations.

We are subject to the FCPA, the U.S. domestic bribery statute contained in 18 U.S.C. § 201, the U.S. Travel Act, the U.K. Bribery Act of 2010, the U.K. Proceeds of Crime Act 2002 and other anti-corruption laws in countries in which we conduct activities. Anti-corruption laws are interpreted broadly and prohibit our company from authorizing, offering or providing, directly or indirectly, improper payments or benefits to recipients in the public or private sector. We use third-party law firms, accountants and other representatives for regulatory compliance, sales and other purposes in several countries. We can be held liable for the corrupt or other illegal activities of these third-party representatives, our employees, contractors, partners and other agents, even if we do not explicitly authorize such activities. In addition, although we have implemented policies and procedures to ensure compliance with anti-corruption laws, our employees, representatives, contractors, partners and agents may not comply with these laws at all times.

Noncompliance with these laws could subject us to whistleblower complaints, investigations, sanctions, settlements, prosecution, other enforcement actions, disgorgement of profits, significant fines, damages, other civil and criminal penalties or injunctions, suspension and/or debarment from contracting with certain persons, the loss of export privileges, reputational harm, adverse media coverage and other collateral consequences. If any subpoenas or investigations are launched, or governmental or other sanctions are imposed, or if we do not prevail in any possible civil or criminal litigation, our business, financial condition and results of operations could be materially harmed. In addition, responding to any action will likely result in a materially significant diversion of management’s attention and resources and significant defense costs and other professional fees. Enforcement actions and sanctions could further harm our business, financial condition and results of operations.

Moreover, as an issuer of securities, we also are subject to the accounting and internal controls provisions of the FCPA. These provisions require us to maintain accurate books and records and a system of internal controls sufficient to detect and prevent corrupt conduct. Failure to abide by these provisions may have an adverse effect on our business, financial condition or results of operations.

We are subject to governmental export and import controls that could impair our ability to compete in international markets and subject us to liability if we violate the controls.

Our platform is subject to U.S. export controls, including the Export Administration Regulations and economic sanctions administered by the U.S. Treasury Department’s Office of Foreign Assets Control. We incorporate encryption technology into our platform. These encryption products and the underlying technology are currently considered “publicly available” by the Export Administration Regulations and may be exported outside of the United States. However, if they cease to be considered “publicly available,” then these encryption products and underlying technology may be exported outside of the United States only with the required export authorizations, including by license, a license exception or other appropriate government authorizations.

Furthermore, our activities are subject to U.S. economic sanctions laws and regulations that prohibit the shipment of certain products and services to countries, governments and persons targeted by U.S. embargoes or sanctions. Obtaining the necessary export license or other authorization for a particular sale may be time-

consuming and may result in the delay or loss of sales opportunities even if the export license ultimately may be granted. While we take precautions to prevent our platform from being exported in violation of these laws, including obtaining authorizations for our platform and performing geolocation IP blocking and screenings against United States and other lists of restricted and prohibited persons, we cannot guarantee that the precautions we take will prevent violations of export control and sanctions laws. Violations of U.S. sanctions or export control laws can result in significant fines or penalties and possible incarceration for responsible employees and managers could be imposed for criminal violations of these laws.

If our partners fail to obtain appropriate import, export or re-export licenses or permits, we may also be adversely affected through reputational harm as well as other negative consequences, including government investigations and penalties. We presently incorporate export control compliance requirements into our strategic partner agreements, however, our partners may not comply with such requirements.

Various countries regulate the import and export of certain encryption and other technology, including import and export licensing requirements. Some countries have enacted laws that could limit our ability to distribute our platform or could limit our customers’ ability to implement our platform in those countries. Changes in our platform or future changes in export and import regulations may create delays in the introduction of our platform in international markets, prevent our customers with international operations from launching our platform globally or, in some cases, prevent the export or import of our platform to certain countries, governments or persons altogether. Various governmental agencies have proposed additional regulation of encryption technology, including the escrow and government recovery of private encryption keys. Any change in export or import regulations, economic sanctions or related legislation, or change in the countries, governments, persons or technologies targeted by such regulations, could limit our ability to export or sell our platform to existing or potential customers with international operations. Any decreased use of our platform or limitation on our ability to export or sell our platform would adversely affect our business, results of operations and prospects.

Our international operations may subject us to potential adverse tax consequences.

We are expanding our international operations and staff to better support our growth into international markets. Our corporate structure and associated transfer pricing policies contemplate future growth into the international markets, and consider the functions, risks and assets of the various entities involved in the intercompany transactions. The amount of taxes we pay in different jurisdictions may depend on (1) the application of the tax laws of the various jurisdictions, including the United States, to our international business activities, (2) changes in tax rates, (3) new or revised tax laws or interpretations of existing tax laws and policies and (4) our ability to operate our business in a manner consistent with our corporate structure and intercompany arrangements. Taxing authorities may challenge the pricing methodologies of our intercompany arrangements or disagree with our determinations as to the income and expenses attributable to specific jurisdictions. If such a challenge or disagreement were to occur and our position were not sustained, we could be required to pay additional taxes, interest and penalties. This could result in one-time tax charges, higher effective tax rates, reduced cash flows and lower overall profitability of our operations. Our financial statements could fail to reflect adequate reserves to cover such a contingency.

Our ability to use our net operating losses to offset future taxable income may be subject to certain limitations.

As of January 31, 2021, we had net operating loss, or NOL, carryforwards for federal and state income tax purposes of approximately $118 million and $80 million, respectively, which may be available to offset taxable income in the future, and which expire in various years beginning in 2031 for federal purposes and 2034 for state purposes if not utilized. Under current law, U.S. federal NOLs incurred in tax years beginning after December 31, 2017 may be carried forward indefinitely, but the deductibility of such federal NOLs is limited to 80% of taxable income. Accordingly, $79 million of our NOLs may be carried forward indefinitely for federal tax purposes. It is uncertain if and to what extent various states will enact tax policies or rules that conform to federal tax laws. A lack of future taxable income would adversely affect our ability to utilize NOLs incurred in tax years beginning on or before December 31, 2017 before they expire. In general, under Section 382 of the Internal Revenue Code of 1986, as amended, or the Code, a corporation that undergoes an “ownership change” (which generally is defined under Section 382 of the Code and applicable Treasury Regulations as a greater than 50% change, by value, in its equity ownership over a three-year period) is subject to limitations on its ability to utilize its pre-change NOLs to offset future taxable income. We may experience a future ownership change under Section 382 of the Code that could affect our ability to utilize the NOLs to offset our income, some of which may be outside of our control. Furthermore, our ability to utilize NOLs of companies that we have acquired or may acquire in the future may be subject to limitations. There is also a risk that due to regulatory changes, such as suspensions on the use of NOLs or other unforeseen reasons, our existing NOLs could expire or otherwise be unavailable to reduce future income tax liabilities, including for state tax purposes. For these reasons, we may not be able to utilize a material portion of the NOLs reflected on our balance sheets, even if we attain profitability, which could potentially result in increased future tax liability to us and could adversely affect our business, financial condition and results of operations.

Changes in our effective tax rate or tax liability may have an adverse effect on our results of operations.

Our effective tax rate could increase due to several factors, including:

•	changes in the relative amounts of income before taxes in the various jurisdictions in which we operate that have differing statutory tax rates;

•	changes in tax laws, tax treaties and regulations or the interpretation of them, including the Tax Cuts and Jobs Act of 2017 and the Coronavirus Aid, Relief, and Economic Security (CARES) Act;

•

changes in our assessment of our ability to realize our deferred tax assets that are based on estimates of our future results, the advisability and feasibility of possible tax planning strategies and the economic and political environments in which we do business;

•	the outcome of current and future tax audits, examinations or administrative appeals; and

•	limitations or adverse findings regarding our ability to do business in some jurisdictions.

Any of these developments could adversely affect our business, financial condition and results of operations.

We could be required to collect additional sales taxes or be subject to other tax liabilities that may increase the costs our clients would have to pay for our products and adversely affect our results of operations.

An increasing number of states have considered or adopted laws that attempt to impose tax collection obligations on out-of-state companies. Additionally, the Supreme Court of the United States ruled in 2018 in South Dakota v. Wayfair, Inc. et al, or Wayfair, that online sellers can be required to collect sales and use tax despite not having a physical presence in the buyer’s state. In response to Wayfair, or otherwise, state or local governments may adopt, or begin to enforce, laws requiring us to calculate, collect and remit taxes on sales in their jurisdictions. In addition, we are subject to indirect taxes in foreign jurisdictions, such as value-added tax and goods and services tax, in connection with certain foreign sales transactions. A successful assertion by one or more tax authorities requiring us to collect taxes where we presently do not do so, or to collect more taxes in a jurisdiction in which we currently do collect some taxes, could result in substantial tax liabilities, including taxes on past sales, as well as penalties and interest that we otherwise have not accounted for in our financial statements. The imposition by tax authorities of indirect tax collection obligations on out-of-jurisdiction sellers also could create additional administrative burdens for us, put us at a competitive disadvantage if similar obligations are not imposed on our competitors and decrease our future sales, which could adversely affect our business, financial condition and results of operations.

Risks Related to Intellectual Property

We employ third-party licensed software for use in or with our platform, and the inability to maintain these licenses or errors or vulnerabilities in the software we license could result in increased costs, or reduced service levels, which would adversely affect our business.

Our platform incorporates certain third-party software obtained under licenses from third parties. We anticipate that we will continue to rely on such third-party software and development tools from third parties in the future. Although we believe that there are commercially reasonable alternatives to the third-party software, we currently license, including open source software, this may not always be the case, or it may be difficult or costly to migrate to other third-party software. Our use of additional or alternative third-party software may require us to enter into new license agreements with third parties, which may not be available on as favorable terms as our current licenses. In addition, integration of the third-party software used in our software with new third-party software may require significant work and require substantial investment of our time and resources, or require downtime affecting our service level commitments. Also, any undetected errors or defects, or security vulnerabilities, in third-party software could prevent the deployment or impair the functionality of our software, delay new updates or enhancements to our platform, result in a failure of our platform and injure our reputation.

We use open source software in our products, which could negatively affect our ability to sell our services or subject us to litigation or other actions.

We use open source software in our products, and we expect to continue to incorporate open source software in our services in the future. Few of the licenses applicable to open source software have been interpreted by courts, and there is a risk that these licenses could be construed in a manner that could impose unanticipated conditions or restrictions on our ability to commercialize our products or to maintain the confidentiality of our proprietary source code. Moreover, we may encounter instances in which we have incorporated additional open source software in our proprietary software in a manner that is inconsistent with the terms of the applicable license or our current policies and procedures. While we have adopted guidelines for the appropriate use of, and regularly audit our use of, open source software, these measures may not always be effective. If we were to combine or link our proprietary software products with open source software in a certain manner, we could, under certain open source licenses, be required to release the source code of our proprietary software products and allow others to use it at no cost. If an author or other third party that distributes such open source software were to allege that we had not complied with the conditions of one or more of these licenses, we could be required to incur significant legal expenses defending against such allegations and could be subject to significant damages, enjoined from the sale of our products that contained the open source software and required to comply with onerous conditions or restrictions on these products, which could disrupt the distribution and sale of these products or put our proprietary source code at risk.

From time to time, there have been claims challenging the ownership rights in open source software against companies that incorporate it into their products and the licensors of such open source software provide no warranties or indemnities with respect to such claims. As a result, we and our customers could be subject to lawsuits by parties claiming ownership of what we believe to be open source software. Litigation could be costly for us to defend, have a negative effect on our business, financial condition and results of operations, or require us to devote additional research and development resources to change our products. Some open source projects have known vulnerabilities and architectural instabilities and are provided on an “as-is” basis which, if not properly addressed, could negatively affect the performance of our product. If we inappropriately use or incorporate open source software subject to certain types of open source licenses that challenge the proprietary nature of our products, we may be required to re-engineer such products, discontinue the sale of such products or take other remedial actions.

Any failure to protect our proprietary technology and intellectual property rights could substantially harm our business, financial condition and results of operations.

Our success and ability to compete depend in part on our ability to protect our proprietary technology and intellectual property. To safeguard these rights, we rely on a combination of patent, trademark, copyright and trade secret laws and contractual protections, all of which provide only limited protection and may not now or in the future provide us with a competitive advantage.

As of July 31, 2021, we had 19 granted patents and six patents pending related to our platform and its technology. Our patent applications may not result in the issuance of a patent, or the examination process may require us to narrow our claims. Any patents that issue from any patent applications may not give us the protection that we seek or may be challenged, invalidated or circumvented. Any patents that may issue in the future from our pending or future patent applications may not provide sufficiently broad protection and may not be valid and enforceable in actions against alleged infringers or provide us with a competitive advantage. Any patents we have obtained or may obtain in the future may be found to be invalid or unenforceable in light of recent and future changes in the law, or because of technology developed prior to the inventions we have sought to patent or because of defects in our patent prosecution process. The United States Patent and Trademark Office, or the USPTO, and various foreign governmental patent agencies also require compliance with a number of procedural, documentary, fee payment and other similar provisions during the patent application process and after a patent has issued. There are situations in which noncompliance can result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction.

We have registered the “Braze” name and logo and other marks as trademarks in the United Kingdom, United States, EU, Japan, Singapore and Tonga. We have registrations and/or pending applications for “Braze” and additional marks in Canada. However, any future trademark registrations for pending or future applications may not be issued, and any registered trademarks may not be enforceable or provide adequate protection of our proprietary rights. The USPTO and various foreign trademark offices also require compliance with a number of procedural, documentary, fee payment and other similar provisions during the trademark registration process and after a registration has issued. There are situations in which noncompliance can result in abandonment or cancellation of a trademark filing, resulting in partial or complete loss of trademark rights in the relevant jurisdiction. If this occurs, our competitors might be able to enter the market under identical or similar brands.

In order to protect our proprietary technologies and processes, we also rely on trade secret laws and confidentiality and invention assignment agreements with our employees, consultants, strategic partners, vendors and others. Also, despite our efforts to protect our proprietary technology and trade secrets, unauthorized parties may attempt to misappropriate, copy, reverse engineer or otherwise obtain and use them. In addition, others may independently discover our trade secrets. Further, the contractual provisions that we enter into may not prevent unauthorized use or disclosure of our proprietary technology or intellectual property rights and may not provide an adequate remedy in the event of unauthorized use or disclosure of our proprietary technology or intellectual property rights. Moreover, policing unauthorized use of our technologies, trade secrets and intellectual property is difficult, expensive and time-consuming, particularly in countries where the laws may not be as protective of intellectual property rights as those in the United States and where mechanisms for enforcement of intellectual property rights may be weak. As we expand our activities outside of the United States, our exposure to unauthorized copying and use of our platform and proprietary information may increase. We may be unable to determine the extent of any unauthorized use or infringement of our platform, technologies or intellectual property rights.

The steps that we take may not be adequate to protect our proprietary technology and intellectual property, others may develop or patent similar or superior technologies, products or services, or our trademarks, patents and other intellectual property may be challenged, invalidated or circumvented by others. Furthermore, effective trademark, patent, copyright and trade secret protection may not be available or commercially feasible in every country in which our software is available or where we have employees or independent contractors.

In order to protect our intellectual property rights, we may be required to spend significant resources to monitor and protect these rights. Litigation brought to protect and enforce our intellectual property rights could be costly, time-consuming and distracting to management. Furthermore, our efforts to enforce our intellectual property rights may be met with defenses, counterclaims and countersuits attacking the validity and enforceability of our intellectual property rights. Our failure to secure, protect and enforce our intellectual property rights could materially adversely affect our brand and business. An adverse determination of any litigation proceedings could put our intellectual property at risk of being invalidated or interpreted narrowly and could put our related patents, patent applications and trademark filings at risk of not issuing or being cancelled. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, some of our confidential or sensitive information could be compromised by disclosure in the event of litigation. Our inability to protect our proprietary technology against unauthorized copying or use, as well as any costly litigation or diversion of our management’s attention and resources, could delay further sales or the implementation of our platform, impair the functionality of our platform, delay introductions of new functionality to our platform, result in our substituting inferior or more costly technologies into our platform or injure our reputation. We will not be able to protect our intellectual property if we are unable to enforce our rights or if we do not detect unauthorized use of our intellectual property. If we fail to meaningfully protect our intellectual property and proprietary rights, our business, financial condition and results of operations could be adversely affected.

We may be subject to intellectual property rights claims by third parties, which are extremely costly to defend, could require us to pay significant damages and could limit our ability to use certain technologies.

We cannot guarantee that the operation of our business does not infringe the intellectual property rights of third parties. Companies in the software and technology industries, including some of our current and potential competitors, own significant numbers of patents, copyrights, trademarks and trade secrets and frequently enter into litigation based on allegations of infringement or other violations of intellectual property rights. In addition, many of these companies have the capability to dedicate substantially greater resources to enforce their intellectual property rights and to defend claims that may be brought against them. Further, patent litigation may involve patent holding companies, commonly known as patent “trolls,” or other adverse patent owners that have no relevant product revenue and against which our patents may therefore provide little or no deterrence. In the past, we have been subject to allegations of patent infringement that were unsuccessful, and we may in the future be subject to claims that we have misappropriated, misused, or infringed other parties’ intellectual property rights, and, to the extent we gain greater market visibility or face increasing competition, we face a higher risk of being the subject of intellectual property infringement claims, which is not uncommon with respect to enterprise software companies. In addition, we may in the future be subject to claims that employees or contractors, or we, have inadvertently or otherwise used or disclosed trade secrets or other proprietary information of our competitors or other parties. Because patent applications can take years to issue and are often afforded confidentiality for some period of time, there may currently be pending applications, unknown to us, that later result in issued patents that could cover one or more of our products. To the extent that intellectual property claims are made against our customers based on their usage of our technology, we have certain obligations to indemnify and defend such customers from those claims. The term of our contractual indemnity provisions often survives termination or expiration of the applicable agreement. Large indemnity payments, defense costs or damage claims from contractual breach could adversely affect our business, financial condition and results of operations.

Any intellectual property claims, with or without merit, could be very time-consuming, could be expensive to settle or litigate, could divert our management’s attention and other resources and could result in adverse publicity. These claims could also subject us to making substantial payments for legal fees, settlement payments and other costs or damages, potentially including treble damages if we are found to have willfully infringed patents or copyrights. Intellectual property claims could also result in our having to stop making, selling, offering for sale or using technology found to be in violation of a third party’s rights. We might be required to seek a license for the third-party intellectual property rights, which may not be available on reasonable terms or at all.

Even if a license is available to us, we may be required to pay significant upfront fees, milestone payments or royalties, which would increase our operating expenses. Moreover, to the extent we only have a license to any intellectual property used in our platform, there may be no guarantee of continued access to such intellectual property, including on reasonable terms. As a result, we may be required to develop alternative non-infringing technology, which could require significant effort and expense. If a third party is able to obtain an injunction preventing us from accessing such third-party intellectual property rights, or if we cannot license or develop technology for any infringing aspect of our business, we would be forced to limit or stop sales of our products or cease business activities covered by such intellectual property and may be unable to compete effectively. Any of these results would adversely affect our business, financial condition and results of operations.

We could face liability, or our reputation might be harmed, as a result of the activities of our customers, the content sent through our platform or the data they store on our servers.

As a provider of cloud-based solutions, we may be subject to potential liability for the activities of our customers on or in connection with the content or data they store on or send through our servers. Although our customer terms of use and our acceptable use policy, or AUP, prohibit (1) illegal use of our services by our customers, (2) the use of our services for certain activities that do not comply with industry standards and guidelines outlined in our AUP or (3) the use of our services in any manner that would infringe, misappropriate or otherwise violate the intellectual property rights of third parties, customers may nonetheless engage in prohibited activities or upload or store content with us in violation of our agreement, our AUP, applicable law or the customer’s own policies, which could subject us to liability and/or harm our reputation.

We do not typically monitor the content, activities or messages of our customers in connection with their use of our services, so inappropriate content may be sent to third parties, which could subject us to legal liability. Even if we comply with legal obligations to remove or disable certain content, our customers may continue to send messages through our platform that third parties may find hostile, offensive or inappropriate. The activities of our customers or the content of our customers’ messages may lead us to experience adverse political, business and reputational consequences, especially if such use is high profile. Conversely, actions we take in response to the activities of our customers or users, up to and including suspending their use of our products or services, may harm our brand and reputation.

There are certain statutory and common law frameworks and doctrines that offer defenses against liability for customer activities, including the Digital Millennium Copyright Act, the Communications Decency Act, the fair use doctrine in the United States and the Electronic Commerce Directive in the EU. Although these and other statutes and case law in the United States offer certain defenses against liability from customer activities under U.S. copyright law or regarding secondary liability from TCPA or CAN-SPAM, they are subject to uncertain or evolving judicial interpretation and regulatory and legislative amendments, and in any event we cannot assure you that we will be successful in asserting them. In addition, pending or recently adopted legislation in the EU may impose additional obligations or liability on us associated with content uploaded by users to our platform. Laws governing these activities are unsettled in many international jurisdictions, or may prove difficult or impossible for us to comply with in some international jurisdictions. Even if ultimately resolved in our favor, we may become involved in related complaints, lawsuits or investigations which add cost to our doing business and may divert management’s time and attention or otherwise harm our reputation.

Risks Related to Socioeconomic Factors

Our future revenue and results of operations could be harmed if the increases in demand we have seen from certain industries as a result of the COVID-19 pandemic fail to continue after the pandemic ends.

In response to the COVID-19 pandemic, including the emergence of new variant strains of COVID-19, governments have instituted shelter-in-place orders, social distancing requirements and similar measures to slow infection rates. These restrictions have prompted shifts from physical commerce to ecommerce, from in room dining to take out and delivery, from gyms to at home health and fitness and from the theaters to in-home media streaming services. Despite our penetration in these industries that have benefited from increased demand in the COVID-19 era, this trend may not continue. After the COVID-19 pandemic has abated, some of our customers may experience decreases or decreased growth rates in transactions, which would negatively affect our business, financial condition and results of operations. We may also experience decreases or decreased growth rates in sales of new subscriptions to some of our customers, which would adversely affect our business, financial condition and results of operations.

In light of the uncertain and rapidly evolving situation relating to the spread of COVID-19, we have taken measures intended to help minimize the risk of the virus to our employees and the communities in which we participate. These measures included temporarily requiring manager approval for travel for our employees, and limiting such approval to situations in which there is a valid business reason for such travel; canceling, postponing, or holding virtually Braze events; and encouraging employee attendance at industry events or work-related meetings to be done virtually, if possible. Although we have recently reopened and may continue to selectively reopen certain of our offices, permit some travel, and hold certain in-person meetings and events in compliance with applicable government orders and public health guidelines, the majority of our employees continue to work remotely.

We have a distributed workforce and our employees are accustomed to working remotely and working with others who are working remotely. However, the continued limitation on in-person travel and in-person meetings could negatively impact our marketing efforts or the length of our average recruiting cycle for employees across the organization. Further, operational or other challenges could arise as we and our customers, partners, suppliers and vendors and other parties with whom we do business continue to operate remotely. In addition, our management team has spent, and will likely continue to spend, significant time, attention, and resources monitoring the COVID-19 pandemic, including the emergence of new variant strains of COVID-19, and seeking to manage its effects on our business and workforce. The emergence of the delta and other new variant strains of COVID-19 could also adversely affect workforces, economies and financial markets globally, potentially leading to an economic downturn and a reduction in customer spending on our products or an inability for our customers, partners, suppliers or vendors or other parties with whom we do business to meet their contractual obligations.

While it is not possible at this time to predict the duration and extent of the impact that COVID-19 or the emergence of new variant strains of COVID-19 could have on worldwide economic activity and our business in particular, the continued spread of COVID-19, especially in light of the emergence of new variant strains of COVID-19, the timing, distribution, rate of public acceptance and efficacy of vaccines and other treatments, and the measures taken by governments, businesses and other organizations in response to COVID-19 could adversely impact our business, financial condition and results of operations. Moreover, to the extent the COVID-19 pandemic adversely affects our business, financial condition, and results of operations, it may also have the effect of heightening many of the other risks described in this “Risk Factors” section, including, but not limited to, those related to our ability to expand within our existing customer base, acquire new customers, develop and expand our sales and marketing capabilities, and expand internationally.

Natural catastrophic events and human-made problems such as power disruptions, computer viruses, global pandemics, data security breaches and terrorism may disrupt our business.

We rely heavily on our network infrastructure and information technology systems for our business operations. An online attack, damage as a result of civil unrest, earthquake, fire, terrorist attack, power loss, global pandemics (such as the COVID-19 pandemic, including the emergence of new variant strains of COVID-19), telecommunications failure or other similar catastrophic event could cause system interruptions, delays in accessing our service, reputational harm and loss of critical data. Such events could prevent us from providing our platform and products to our customers. A catastrophic event that results in the destruction or disruption of our data centers, or our network infrastructure, or information technology systems, including any errors, defects, or failures in third-party hardware, could affect our ability to conduct normal business operations and adversely affect our results of operations. In addition, many companies that provide cloud-based services have reported a significant increase in cyberattack activity since the beginning of the COVID-19 pandemic.

Risks Related to Being a Public Company

We are an “emerging growth company,” and we cannot be certain if the reduced reporting and disclosure requirements applicable to emerging growth companies will make our Class A common stock less attractive to investors.

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act, and we intend to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including the auditor attestation requirements of Section 404, or Section 404, of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. Pursuant to Section 107 of the JOBS Act, as an emerging growth company, we have elected to use the extended transition period for complying with new or revised accounting standards until those standards would otherwise apply to private companies. As a result, our consolidated financial statements may not be comparable to the financial statements of issuers who are required to comply with the effective dates for new or revised accounting standards that are applicable to public companies, which may make our Class A common stock less attractive to investors. In addition, if we cease to be an emerging growth company, we will no longer be able to use the extended transition period for complying with new or revised accounting standards.

We will remain an emerging growth company until the earliest of (1) the last day of the fiscal year following the fifth anniversary of this offering, (2) the last day of the first fiscal year in which our annual gross revenue is $1.07 billion or more, (3) the date on which we have, during the previous rolling three-year period, issued more than $1 billion in non-convertible debt securities and (4) the last day of the fiscal year in which the market value of our Class A common stock held by non-affiliates exceeded $700 million as of July 31 of such fiscal year.

We cannot predict if investors will find our Class A common stock less attractive if we choose to rely on these exemptions. For example, if we do not adopt a new or revised accounting standard as a result of our election to use the extended transition period, our future results of operations may not be as comparable to the results of operations of certain other companies in our industry that adopted such standards. If some investors find our Class A common stock less attractive as a result, there may be a less active trading market for our Class A common stock, and our share price may be more volatile.

We have identified three material weaknesses in our internal control over financial reporting, and if we are unable to achieve and maintain effective internal control over financial reporting, the accuracy and timing of our financial reporting may be adversely affected.

Prior to this offering, we were a private company with limited accounting personnel and other resources with which to address our internal controls and procedures. In connection with the audits of our consolidated financial statements as of and for the fiscal years ended January 31, 2020 and 2021 and the preparation of our unaudited condensed consolidated financial statements for the six months ended July 31, 2021, we identified three material weaknesses in our internal control, one over the financial statement close process specifically related to insufficient written policies and procedures for accounting and financial reporting and related controls, the second over the lack of properly designed controls related to accounting for revenue recognition in accordance with standards under Accounting Standards Codification Topic 606, Revenue from Contracts with Customers and the third related to our inadequate information technology controls for systems that are relevant to the preparation of financial statements. A “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

We are working to remediate these material weaknesses through the development and implementation of processes and controls over the financial reporting process. Specifically, we have:

•	invested in and continue to hire additional internal resources with appropriate knowledge and expertise to effectively operate financial reporting processes and internal controls;

•	engaged external resources to assist with the remediation efforts and internal control execution, including the development of policies and procedures in certain areas;

•	begun adopting new information security policies and procedures, including training for users to further educate them on best practices for information security procedures;

•

begun developing program change management controls to ensure that IT program and data changes affecting financial IT applications and underlying accounting records are authorized and implemented appropriately;

•	begun developing financial application user access controls designed to ensure appropriate segregation of duties, restriction and privileges to personnel;

•	begun developing computer operations controls designed to ensure system interfaces and batch jobs process completely and accurately;

•	begun training application users to further educate them on best practices for information security procedures; and

•	begun implementing a revenue recognition system designed to reduce the number of manual controls required to recognize revenue.

We will also continue to invest in financial operations and reporting applications on an ongoing basis.

While we have designed and are implementing new controls to remediate these material weaknesses, they have not been in operation for a sufficient period of time to demonstrate that the material weaknesses have been remediated. We cannot assure you that the measures we have taken to date will be sufficient to remediate the material weaknesses we identified or avoid the identification of additional material weaknesses in the future. If the steps we take do not remediate the material weaknesses in a timely manner, there could continue to be a reasonable possibility that our internal control deficiencies or others could result in a material misstatement of our financial statements that would not be prevented or detected on a timely basis.

As a public company, we will be required to further design, document and test our internal control over financial reporting to comply with Section 404. We cannot be certain that additional material weaknesses and control deficiencies will not be discovered in the future. If material weaknesses or control deficiencies occur in the future, we may be unable to report our financial results accurately on a timely basis or adequately reduce the risk of fraud, which could cause our reported financial results to be materially misstated and result in the loss of investor confidence or delisting and cause the market price of our Class A common stock to decline. If we have material weaknesses in the future, it could affect the financial results that we report or create a perception that those financial results do not fairly state our financial position or results of operations. Either of those events could have an adverse effect on the value of our Class A common stock.

Further, even if we conclude that our internal control over financial reporting provides reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles because of its inherent limitations, internal control over financial reporting may not prevent or detect fraud or misstatements. Failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm our results of operations or cause us to fail to meet our future reporting obligations.

Risks Related to Ownership of Our Class A Common Stock and This Offering

We will have broad discretion in the use of the net proceeds to us from this offering and may not use them effectively.

We will have broad discretion in the application of the net proceeds that we receive from this offering, including for any of the purposes described in the section titled “Use of Proceeds,” and you will not have the opportunity as part of your investment decision to assess whether the net proceeds are being used appropriately. Because of the number and variability of factors that will determine our use of the net proceeds that we receive from this offering, our ultimate use may vary substantially from our currently intended use. Investors will need to rely upon the judgment of our management with respect to the use of such proceeds. Pending use, we may invest the net proceeds that we receive from this offering in short-term, investment-grade, interest-bearing securities, such as money market accounts, certificates of deposit, commercial paper and guaranteed obligations of the U.S. government that may not generate a high yield for our stockholders. If we do not use the net proceeds that we receive in this offering effectively, our business, financial condition, results of operations and prospects could be adversely affected, and the market price of our Class A common stock could decline.

We do not intend to pay dividends for the foreseeable future and, as a result, your ability to achieve a return on your investment will depend on appreciation in the price of our Class A common stock.

We have never declared or paid any cash dividends on our common stock and we do not intend to pay any cash dividends in the foreseeable future. We anticipate that we will retain all of our future earnings for use in the development of our business and for general corporate purposes. Any determination to pay dividends in the future will be at the discretion of our board of directors and governed by the limitations of any credit agreements we may become party to. Accordingly, investors must rely on sales of their Class A common stock after price appreciation, which may never occur, as the only way to realize any future gains on their investments.

The dual class structure of our common stock will have the effect of concentrating voting control with our executive officers, directors and significant holders of our capital stock prior to the completion of this offering, which will limit the ability of holders of our Class A common stock to influence the outcome of important transactions.

Our Class B common stock has ten votes per share and our Class A common stock, which is the stock we are offering in this offering, has one vote per share. As a result, holders of our Class B common stock will collectively beneficially own shares representing approximately         % of the voting power of our outstanding capital stock following the completion of this offering, and our executive officers, directors and holders of 5% or more of our common stock will collectively beneficially own, in the aggregate, shares representing approximately         % of the voting power of our outstanding capital stock immediately following completion of this offering, based on the number of shares outstanding as of July 31, 2021. As a result, the holders of our Class B common stock, and in particular our executive officers, directors and holders of 5% or more of our common stock, will be able to exercise considerable influence over matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions, such as a merger or other sale of our company or our assets, even if their stock holdings represent less than 50% of the outstanding shares of our capital stock. This concentration of ownership will limit the ability of other stockholders to influence corporate matters and may cause us to make strategic decisions that could involve risks to holders of our Class A common stock or that may not be aligned with the interests of holders of our Class A common stock. This control may adversely affect the market price of our Class A common stock.

Further, future transfers by holders of our Class B common stock will generally result in those shares converting into shares of our Class A common stock, subject to limited exceptions, such as certain transfers effected for tax or estate planning purposes. See the section titled “Description of Capital Stock — Class A Common Stock and Class B Common Stock — Permitted Transfers of Class B Common Stock.” The conversion of shares of our Class B common stock into shares of our Class A common stock will have the effect, over time, of increasing the relative voting power of those holders of Class B common stock who retain their shares in the long term.

We cannot predict the impact our dual class structure may have on the market price of our Class A common stock.

We cannot predict whether our dual class structure, combined with the concentrated control of our stockholders who held our capital stock prior to the completion of this offering, including our executive officers, employees and directors, investors and their affiliates, will result in a lower or more volatile market price of our Class A common stock or in adverse publicity or other adverse consequences. For example, certain index providers have announced restrictions on including companies with multiple class share structures in certain of their indexes. In July 2017, FTSE Russell and Standard & Poor’s announced that they would cease to allow most newly public companies utilizing dual or multi-class capital structures to be included in their indices. Under the announced policies, our dual class capital structure would make us ineligible for inclusion in either of these indices. Given the sustained flow of investment funds into passive strategies that seek to track certain indexes, exclusion from stock indexes would likely preclude investment by many of these funds and could make our Class A common stock less attractive to other investors. As a result, the market price of our Class A common stock could be adversely affected.

Anti-takeover provisions in our charter documents and under Delaware law could make an acquisition of our company more difficult, limit attempts by our stockholders to replace or remove our current management and limit the market price of our Class A common stock.

Provisions in our amended and restated certificate of incorporation and amended and restated bylaws, as they will be in effect upon the completion of this offering, may have the effect of delaying or preventing a change of control or changes in our management. Our amended and restated certificate of incorporation and amended and restated bylaws will include provisions that:

•

authorize our board of directors to issue, without further action by the stockholders, shares of undesignated preferred stock with terms, rights and preferences determined by our board of directors that may be senior to our Class A common stock;

•	require that any action to be taken by our stockholders be effected at a duly called annual or special meeting and not by written consent;

•	specify that special meetings of our stockholders can be called only by our board of directors, the chairperson of our board of directors or our chief executive officer;

•	establish an advance notice procedure for stockholder proposals to be brought before an annual meeting, including proposed nominations of persons for election to our board of directors;

•	establish that our board of directors is divided into three classes, with each class serving three-year staggered terms;

•	prohibit cumulative voting in the election of directors;

•	provide that our directors may be removed for cause only upon the vote of at least 66 2/3% of our outstanding shares of voting stock;

•	provide that vacancies on our board of directors may be filled only by a majority of directors then in office, even though less than a quorum; and

•

require the approval of our board of directors or the holders of at least 66 2/3% of our outstanding shares of voting stock to amend our bylaws and certain provisions of our certificate of incorporation.

These provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our board of directors, which is responsible for appointing the members of our management. In addition, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the Delaware General Corporation Law, or DGCL, which generally, subject to certain exceptions, prohibits a Delaware corporation from engaging in any of a broad range of business combinations with any “interested” stockholder for a period of three years following the date on which the stockholder became an “interested” stockholder. Any of the foregoing provisions could limit the price that investors might be willing to pay in the future for shares of our Class A common stock, and they could deter potential acquirers of our company, thereby reducing the likelihood that holders of our Class A common stock would receive a premium for their shares of our Class A common stock in an acquisition.

The provision of our amended and restated certificate of incorporation requiring exclusive venue in the Court of Chancery in the State of Delaware and the federal district courts of the United States for certain types of lawsuits may have the effect of discouraging lawsuits against our directors and officers.

Our amended and restated certificate of incorporation, as it will be in effect upon the completion of this offering, will provide that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware be the sole and exclusive forum for:

•	any derivative claim or cause of action brought on our behalf;

•	any claim or cause of action asserting a breach of fiduciary duty;

•	any claim or cause of action against us arising under the DGCL;

•	any claim or cause of action arising under or seeking to interpret our amended and restated certificate of incorporation or our amended and restated bylaws; and

•	any claim or cause of action against us that is governed by the internal affairs doctrine.

Our amended and restated certificate of incorporation will further provide that, unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States of America shall, to the fullest extent permitted by law, be the sole and exclusive forum for the resolutions of any complaint asserting a cause of action arising under the Securities Act of 1933, as amended, or the Securities Act, including all causes of action asserted against any defendant named in such complaint. The exclusive forum clauses described above shall not apply to suits brought to enforce a duty or liability created by the Securities Exchange Act of 1934, as amended, or any other claim for which the federal courts have exclusive jurisdiction. For the avoidance of doubt, this provision is intended to benefit and may be enforced by us, our officers and directors, the underwriters to any offering giving rise to such complaint, and any other professional entity whose profession gives authority to a statement made by that person or entity and who has prepared or certified any part of the documents underlying this offering.

Although we believe these provisions benefit us by providing increased consistency in the application of applicable law in the types of lawsuits to which they apply, the provisions may have the effect of discouraging lawsuits against our directors and officers. The enforceability of similar choice of forum provisions in other companies’ certificates of incorporation has been challenged in legal proceedings, and there is uncertainty as to whether a court would enforce such provisions. In addition, investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. It is possible that, in connection with any applicable action brought against us, a court could find the choice of forum provisions contained in our amended and restated certificate of incorporation to be inapplicable or unenforceable in such action. If so, we may incur additional costs associated with resolving such action in other jurisdictions, which could adversely affect our business, financial condition and results of operations.

No public market for our Class A common stock currently exists, and an active public trading market may not develop or be sustained following this offering.

No public market for our Class A common stock currently exists. An active public trading market for our Class A common stock may not develop following the completion of this offering or, if developed, may not be sustained. The lack of an active market may impair your ability to sell your shares at the time you wish to sell them or at a price that you consider reasonable. The lack of an active market may also reduce the fair value of your shares. An inactive market may also impair our ability to raise capital to continue to fund operations by selling shares and may impair our ability to acquire other companies or technologies by using our shares as consideration.

Future sales of our Class A common stock in the public market could cause the market price of our Class A common stock to decline.

Sales of a substantial number of shares of our Class A common stock in the public market following the completion of this offering, or the perception that these sales might occur, could depress the market price of our Class A common stock and could impair our ability to raise capital through the sale of additional equity securities. Many of our existing equity holders have substantial unrecognized gains on the value of the equity they hold, and therefore they may take steps to sell their shares or otherwise secure the unrecognized gains on those shares. We are unable to predict the effect that such sales may have on the prevailing market price of our Class A common stock.

All of the Class A common stock sold in this offering will be freely tradable without restrictions or further registration under the Securities Act, except for any shares held by our affiliates as defined in Rule 144 under the Securities Act.

All of our directors, executive officers and the holders of substantially all of our capital stock are subject to lock-up agreements with the underwriters or agreements with market stand-off provisions with us that restrict their ability to transfer shares until the earlier of (a) the commencement of trading on the 180th day after the date of this prospectus or (b) the commencement of trading on the second full trading day following our second public release of quarterly or annual financial results (which for this purpose shall not include “flash” numbers or preliminary, partial earnings) following the date of this prospectus, subject to certain exceptions. This restricted period will end with respect to a number of shares and vested options equal to 20% of the then outstanding securities (including shares of Class A common stock, stock options and other equity) held by our current and former employees, contractors, consultants and advisors (excluding our directors, executive officers and individuals associated or affiliated with any of our institutional investors) at the commencement of trading on the 50th day after the date of this prospectus. This restricted period will end with respect to a number of shares and vested options equal to 20% of the then outstanding securities (including shares of Class A common stock, stock options and other equity) held by all other holders, or approximately              shares based on outstanding securities held by such holders on July 31, 2021, at the commencement of trading on the date that is two trading days after the date that the closing price of our Class A common stock on the Nasdaq Global Select Market exceeds 120% of the initial public offering price of our Class A common stock on at least 10 trading days in any 15-day trading day period (including the last trading day of such period) ending on or after the 48th day after the date of this prospectus. We may, in our discretion, extend any such early release date as reasonably necessary for administrative proceeding. These agreements are further described in the sections titled “Shares Eligible for Future Sale” and “Underwriting.”

Goldman Sachs & Co. LLC may, in its sole discretion, permit our stockholders who are subject to these lock-up agreements to sell shares prior to the expiration of the lock-up agreements, subject to applicable notice requirements. If not earlier released, all such shares of capital stock will become eligible for sale upon expiration of the lock-up period, except for any shares held by our affiliates as defined in Rule 144 under the Securities Act.

As of July 31, 2021, there were 13,575,195 shares of Class B common stock subject to outstanding stock options and restricted stock units, or RSUs. We intend to register all of our common stock issuable upon exercise of outstanding stock options, settlement of outstanding RSUs or otherwise issuable pursuant to the terms of any equity incentives we may grant in the future, for public resale under the Securities Act. Such underlying common stock will become eligible for sale in the public market to the extent such options are exercised or RSUs are settled, subject to the lock-up agreements described above and compliance with applicable securities laws.

Further, based on shares outstanding as of July 31, 2021, holders of approximately 63,943,811 shares of our Class B common stock, or                % of our outstanding capital stock after the completion of this offering (after giving effect to sales by selling stockholders in this offering and assuming no exercise of the underwriters’ option to purchase additional shares from us), will have rights, subject to some conditions, to require us to file registration statements covering the sale of their shares or to include their shares in registration statements that we may file for ourselves or other stockholders.

You will experience immediate and substantial dilution in the net tangible book value of the Class A common stock you purchase in this offering.

The initial public offering price of our Class A common stock is substantially higher than the pro forma net tangible book value per share immediately after this offering. If you purchase Class A common stock in this offering, you will suffer immediate dilution of approximately $                per share, representing the difference between our pro forma as adjusted net tangible book value per share after giving effect to the sale of Class A common stock in this offering and the assumed initial public offering price of $                per share, the midpoint of the price range set forth on the cover page of this prospectus. See the section titled “Dilution.”

General Risk Factors

The price of our Class A common stock may be volatile, and you may lose some or all of your investment.

The market price of our Class A common stock may be highly volatile and may fluctuate substantially as a result of a variety of factors. Factors that may affect the market price of our Class A common stock include:

•	actual or anticipated fluctuations in our financial condition and results of operations;

•	variance in our financial performance from expectations of securities analysts;

•	changes in the prices of our products and services;

•	changes in our projected financial condition and results of operations;

•	changes in laws or regulations applicable to the provision of our products and services;

•	announcements by us or our competitors of significant business developments, acquisitions or new offerings;

•	security breaches impacting us or similar companies;

•	our involvement in any litigation;

•	future sales of our Class A common stock by us or our stockholders, as well as the anticipation of lock-up releases, or our sales of other securities in the future;

•	changes in senior management or key personnel;

•	the trading volume of our Class A common stock;

•	changes in the anticipated future size and growth rate of our market; and

•	general economic, regulatory and market conditions.

The stock markets have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. These fluctuations have often been unrelated or disproportionate to the operating performance of those companies. Broad market and industry fluctuations, as well as general economic, political, regulatory and market conditions, may negatively impact the market price of our Class A common stock. In the past, companies that have experienced volatility in the market price of their securities have been subject to securities class action litigation. We may be the target of this type of litigation in the future, which could result in substantial costs and divert our management’s attention.

Our issuance of additional capital stock in connection with financings, acquisitions, investments, our equity incentive plans or otherwise will dilute all other stockholders.

We expect to issue additional capital stock in the future that will result in dilution to all other stockholders. We expect to grant equity awards to employees, directors and consultants under our equity incentive plans. We may also raise capital through equity financings in the future. As part of our business strategy, we may acquire or make investments in companies, products, services or technologies and issue equity securities to pay for any such acquisition or investment. Any such issuances of additional capital stock may cause stockholders to experience significant dilution of their ownership interests and the per share value of our Class A common stock to decline.

If securities or industry analysts do not publish research or reports about our business or publish negative reports about our business, our share price and trading volume could decline.

The trading market for our Class A common stock depends, in part, on the research and reports that securities or industry analysts publish about us or our business. We do not have any control over these analysts. If our financial performance fails to meet analyst estimates or one or more of the analysts who cover us downgrade our shares or change their opinion of our shares, our share price would likely decline. Our business results may vary significantly from such analyst estimates or any analyst consensus due to a number of factors, many of which are outside of our control, including due to the global economic uncertainty and financial market conditions caused by the COVID-19 pandemic, which could adversely affect our business, financial condition and results of operations. If one or more of these analysts cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which could cause our share price or trading volume to decline.

We will incur increased costs as a result of operating as a public company, and our management will be required to devote substantial time to support compliance with our public company responsibilities and corporate governance practices.

As a public company, we will incur significant finance, legal, accounting and other expenses, including director and officer liability insurance, that we did not incur as a private company, which we expect to further increase after we are no longer an “emerging growth company.” The Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, stock exchange listing requirements, and other applicable securities rules and regulations impose various requirements on public companies in the United States. Our management and other personnel devote a substantial amount of time to support compliance with these requirements. Moreover, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. We cannot predict or estimate the amount of additional costs we will incur as a public company or the specific timing of such costs.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements about us and our industry that involve substantial risks and uncertainties. All statements other than statements of historical facts contained in this prospectus, including statements regarding our future results of operations or financial condition, business strategy and plans and objectives of management for future operations, are forward-looking statements. In some cases, you can identify forward-looking statements because they contain words such as “anticipate,” “believe,” “contemplate,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will” or “would” or the negative of these words or other similar terms or expressions. These forward-looking statements include, but are not limited to, statements concerning the following:

•	our expectations regarding our revenue, expenses and other operating results;

•	our ability to acquire new customers and successfully retain existing customers;

•	our ability to increase usage of our platform and upsell and cross-sell additional products;

•	our ability to achieve or sustain our profitability;

•	future investments in our business, our anticipated capital expenditures and our estimates regarding our capital requirements;

•	the costs and success of our marketing efforts, and our ability to promote our brand;

•	our reliance on key personnel and our ability to identify, recruit and retain skilled personnel;

•	our growth strategies for our platform and our ability to effectively manage our growth, including any international expansion;

•	the estimated addressable market opportunity for our platform;

•	our ability to protect and enforce our intellectual property rights and any costs associated therewith;

•	the effect of the COVID-19 pandemic, including the emergence of new variant strains of COVID-19, or other public health crises on our business, industry and the global economy;

•	our ability to compete effectively with existing competitors and new market entrants; and

•	the size and growth rates of the markets in which we compete.

You should not rely on forward-looking statements as predictions of future events. We have based the forward-looking statements contained in this prospectus primarily on our current expectations and projections about future events and trends that we believe may affect our business, financial condition and operating results. The outcome of the events described in these forward-looking statements is subject to risks, uncertainties and other factors described in the section titled “Risk Factors” and elsewhere in this prospectus. Moreover, we operate in a very competitive and rapidly changing environment. New risks and uncertainties emerge from time to time, and it is not possible for us to predict all risks and uncertainties that could have an impact on the forward-looking statements contained in this prospectus. The results, events and circumstances reflected in the forward-looking statements may not be achieved or occur, and actual results, events or circumstances could differ materially from those described in the forward-looking statements.

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based on information available to us as of the date of this prospectus and are inherently uncertain. While we believe that information provides a reasonable basis for these statements, that information may be limited or incomplete. Our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all relevant information.

The forward-looking statements made in this prospectus relate only to events as of the date on which the statements are made. We undertake no obligation to update any forward-looking statements made in this prospectus to reflect events or circumstances after the date of this prospectus or to reflect new information or the occurrence of unanticipated events, except as required by law. We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements, and you should not place undue reliance on our forward-looking statements. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures or investments.

MARKET, INDUSTRY AND OTHER DATA

This prospectus contains statistical data, estimates and forecasts that are based on independent industry publications or other publicly available information, as well as other information based on our internal sources. While we believe the industry and market data included in this prospectus are reliable and are based on reasonable assumptions, these data involve many assumptions and limitations, and you are cautioned not to give undue weight to these estimates. We have not independently verified the accuracy or completeness of the data contained in these industry publications and other publicly available information. The industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the section titled “Risk Factors” and “Special Note Regarding Forward-Looking Statements.” Among other items, certain of the market research included in this prospectus was published prior to the outbreak of the COVID-19 pandemic and did not anticipate the virus or the impact it has caused on our industry. We have utilized this pre-pandemic market research in the absence of updated sources. These and other factors could cause results to differ materially from those expressed in the projections and estimates made by the independent third parties and us.

The sources of certain statistical data, estimates and forecasts contained in this prospectus are the following independent industry publications or reports:

•	IDC, Worldwide Marketing Campaign Management Software Forecast, 2020–2024: Flattening the Growth Curve by $6.6 Billion, published June 2020;

•	Forrester, The Forrester Wave: Mobile Engagement Automation, Q3 2020, published August 2020; and

•	Forrester, The Forrester Wave: Cross-Channel Campaign Management (Independent Platforms), Q3 2021, published August 2021.

In addition, certain information relating to customer engagement strategies and solutions are based on the following study that was commissioned by us:

•	Forrester Consulting, Build Brand Humanity by Mastering Empathy at Scale, published October 2019.

USE OF PROCEEDS

We estimate that we will receive net proceeds from this offering of approximately $                million (or approximately $                million if the underwriters exercise their option to purchase additional shares of our Class A common stock from us in full) based on an assumed initial public offering price of $                per share of Class A common stock, the midpoint of the estimated price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. We will not receive any of the proceeds from the sale of Class A common stock in this offering by the selling stockholders identified in this prospectus.

A $1.00 increase (decrease) in the assumed initial public offering price of $                per share of Class A common stock, the midpoint of the estimated price range set forth on the cover page of this prospectus, would increase (decrease) the net proceeds to us from this offering by approximately $                million, assuming the number of shares of Class A common stock offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions. Similarly, each increase (decrease) of 1,000,000 shares in the number of shares of Class A common stock offered by us would increase (decrease) the net proceeds to us from this offering by approximately $                million, assuming the assumed initial public offering price of $                per share of Class A common stock remains the same, and after deducting estimated underwriting discounts and commissions.

The principal purposes of this offering are to increase our capitalization and financial flexibility, create a public market for our Class A common stock and facilitate our future access to the capital markets. As of the date of this prospectus, we cannot specify with certainty all of the particular uses for the net proceeds we receive from this offering. However, we currently intend to use the net proceeds we receive from this offering for general corporate purposes, including working capital, operating expenses and capital expenditures. We may also use a portion of the net proceeds we receive from this offering to acquire complementary businesses, products, services or technologies. However, we do not have agreements or commitments to enter into any acquisitions at this time.

We will have broad discretion over how to use the net proceeds we receive from this offering. We intend to invest the net proceeds we receive from this offering that are not used as described above in investment-grade, interest-bearing instruments.

DIVIDEND POLICY

We have never declared or paid cash dividends on our capital stock. We currently intend to retain all available funds and future earnings, if any, to fund the development and expansion of our business, and we do not anticipate declaring or paying any cash dividends in the foreseeable future. Any future determination regarding the declaration and payment of dividends, if any, will be at the discretion of our board of directors and will be subject to requirements under Delaware law and depend on then-existing conditions, including our financial condition, operating results, contractual restrictions (including in our then-existing debt arrangements), capital requirements, business prospects and other factors our board of directors may deem relevant.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of July 31, 2021:

•	on an actual basis;

•

on a pro forma basis, giving effect to (1) the reclassification of our common stock into an equal number of shares of Class B common stock, (2) the automatic conversion of all outstanding shares of convertible preferred stock into an aggregate of 62,830,697 shares of Class B common stock, (3) the automatic exercise of outstanding common stock warrants that, if not exercised prior to this offering, will be automatically exercised into an aggregate of                shares of Class B common stock, assuming an initial public offering price of $             per share of Class A common stock, the midpoint of the estimated price range set forth on the cover page of this prospectus, (4) the filing and effectiveness of our amended and restated certificate of incorporation, each of which will occur immediately prior to the completion of this offering, (5) the issuance of 62,874 shares of Class B common stock from the settlement of certain outstanding RSUs for which the vesting conditions will be satisfied in connection with this offering and (6) stock-based compensation expense of approximately $                                 million related to RSUs for which the vesting conditions will be satisfied in connection with this offering, in each case as if such events had occurred on July 31, 2021; and

•

on a pro forma as adjusted basis, giving effect to (1) the pro forma adjustments described above and (2) our receipt of $                million in estimated net proceeds from the sale of shares of Class A common stock that we are offering at an assumed initial public offering price of $                per share, the midpoint of the price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

You should read this table together with the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

	As of July 31, 2021
	Actual	Pro Forma	Pro Forma As Adjusted
		(unaudited)	(unaudited)
	(in thousands except share and per share amounts)
Cash, cash equivalents and marketable securities	$78,730	$	$

Convertible preferred stock, $0.0001 par value, 65,318,250 shares authorized, 62,830,697 shares issued and outstanding, actual, and no shares authorized, issued and outstanding, pro forma and pro forma as adjusted	$174,229	$	$

Stockholders’ (deficit) equity:
Preferred stock, $0.0001 par value, no shares authorized, issued, and outstanding, actual, and shares authorized, no shares issued and outstanding, pro forma and pro forma as adjusted	—
Common stock, $0.0001 par value, 100,000,000 shares authorized, 20,657,118 shares issued and outstanding, actual, and no shares authorized, issued and outstanding, pro forma and pro forma as adjusted	—
Class A common stock, $0.0001 par value, no shares authorized, issued and outstanding, actual, shares authorized and no shares issued and outstanding, pro forma, shares authorized and shares issued and outstanding, pro forma as adjusted	—
Class B common stock, $0.0001 par value, no shares authorized, issued and outstanding, actual, shares authorized and shares issued and outstanding, pro forma and pro forma as adjusted	—
Additional paid-in capital	45,947
Accumulated other comprehensive loss	(102)
Accumulated deficit	(163,304)

Total stockholders’ (deficit) equity	$(117,459)	$	$

Total capitalization	$56,770	$	$

A $1.00 increase (decrease) in the assumed initial public offering price of $                per share of Class A common stock, the midpoint of the estimated price range set forth on the cover page of this prospectus, would increase (decrease) each of our pro forma as adjusted cash and cash equivalents, additional paid-in capital, total stockholders’ (deficit) equity and total capitalization by approximately $                million, assuming the number of shares of Class A common stock offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions. Similarly, each increase (decrease) of 1,000,000 shares in the number of shares of Class A common stock offered by us would increase (decrease) each of our pro forma as adjusted cash and cash equivalents, additional paid-in capital, total stockholders’ (deficit) equity and total capitalization by approximately $                million, assuming the assumed initial public offering price of $                per share of Class A common stock remains the same, and after deducting estimated underwriting discounts and commissions.

The number of shares of Class A common stock and Class B common stock that will be outstanding after this offering is based on no shares of Class A common stock outstanding and                          shares of Class B common stock outstanding as of July 31, 2021, and excludes:

•

12,859,821 shares of Class B common stock issuable on the exercise of stock options outstanding as of July 31, 2021 granted under the 2011 Plan with a weighted-average exercise price of $11.23 per share;

•

654,167 shares of Class B common stock issuable upon the vesting and settlement of RSUs outstanding as of July 31, 2021 granted under the 2011 Plan for which the vesting conditions will not be satisfied on or before the date of this offering;

•

751,577 shares of Class B common stock issuable upon the vesting and settlement of outstanding RSUs granted after July 31, 2021 under the 2011 Plan for which the vesting conditions will not be satisfied on or before the date of this offering;

•

211,200 shares of Class B common stock issuable upon the exercise of outstanding common stock warrants that will remain outstanding following the completion of this offering, with a weighted-average exercise price of $0.36 per share;

•

                         shares of Class A common stock reserved for future issuance under our 2021 Plan, plus a number of shares of Class A common stock not to exceed                  (consisting of the number of shares that remain available under the 2011 Plan as of immediately prior to the effective date of the 2021 Plan and any shares underlying options and RSUs outstanding under the 2011 Plan that expire or otherwise terminate prior to exercise or settlement, as applicable, after the effective date of the 2021 Plan), as well as any future increases in the number of shares of common stock reserved for issuance thereunder, as more fully described in the section titled “Executive Compensation — Equity Incentive Plans”;

•

                         shares of Class A common stock reserved for issuance under our ESPP, plus any future increases in the number of shares of common stock reserved for issuance thereunder, as more fully described in the section titled “Executive Compensation — Equity Incentive Plans.”; and

•

964,647 shares of Class A common stock that we are reserving and may donate to fund our social impact and environmental, social, and governance initiatives, as more fully described in “Business—Our Culture—Social Responsibility and Community Initiatives.”

DILUTION

If you invest in our Class A common stock in this offering, your interest will be diluted to the extent of the difference between the initial public offering price per share of Class A common stock and the pro forma as adjusted net tangible book value per share immediately after this offering.

Our pro forma net tangible book value as of July 31, 2021 was $                 million, or $                 per share of common stock. Our pro forma net tangible book value per share represents the amount of our total tangible assets less our total liabilities, divided by the number of our shares of common stock outstanding as of July 31, 2021, after giving effect to (1) the reclassification of our common stock into an equal number of shares of Class B common stock, (2) the automatic conversion of all outstanding shares of convertible preferred stock into an aggregate of 62,830,697 shares of Class B common stock, (3) the automatic exercise of outstanding common stock warrants that, if not exercised prior to this offering, will be automatically exercised immediately prior to the completion of this offering into an aggregate of                shares of Class B common stock, assuming an initial public offering price of $                 per share of Class A common stock, the midpoint of the estimated price range set forth on the cover page of this prospectus, each of which will occur immediately prior to the completion of this offering, and (4) the issuance of 62,874 shares of Class B common stock following the closing of this offering from the settlement of certain outstanding RSUs for which the vesting conditions will be satisfied in connection with this offering.

After giving effect to the sale by us of                  shares of Class A common stock in this offering at an assumed initial public offering price of $                per share, the midpoint of the estimated price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of July 31, 2021 would have been $                million, or $                per share. This amount represents an immediate increase in pro forma as adjusted net tangible book value of $                per share to our existing stockholders and an immediate dilution of $                per share to new investors purchasing Class A common stock in this offering. We determine dilution by subtracting the pro forma as adjusted net tangible book value per share after this offering from the initial public offering price per share paid by investors purchasing Class A common stock in this offering. The following table illustrates this dilution on a per share basis:

Assumed initial public offering price per share		$
Historical net tangible book value per share as of July 31, 2021	$1.20
Increase per share attributable to the pro forma adjustments described above
Pro forma net tangible book value per share as of July 31, 2021
Increase in pro forma as adjusted net tangible book value per share attributable to new investors purchasing shares in this offering

Pro forma as adjusted net tangible book value per share after giving effect to this offering

Dilution per share to new investors in this offering		$

The dilution information discussed above is illustrative only and may change based on the actual initial public offering price and other terms of this offering. A $1.00 increase (decrease) in the assumed initial public offering price of $                per share of Class A common stock, the midpoint of the estimated price range set forth on the cover page of this prospectus, would increase (decrease) our pro forma as adjusted net tangible book value per share after this offering by $                per share and increase (decrease) the dilution to new investors by $                per share, in each case assuming the number of shares of Class A common stock offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions. Similarly, each increase (decrease) of 1,000,000 shares in the number of shares of Class A common stock offered by us would increase our pro forma as adjusted net tangible book value by approximately $                per share and increase (decrease) the dilution to new investors by approximately $                per share, in each case assuming the assumed initial public offering price of $                per share of Class A common stock remains the same, and after deducting estimated underwriting discounts and commissions.

If the underwriters exercise their option to purchase additional shares of Class A common stock from us in full, our pro forma as adjusted net tangible book value would be $                per share, and the dilution in pro forma net tangible book value per share to new investors in this offering would be $                per share.

The following table summarizes, as of July 31, 2021, on a pro forma as adjusted basis as described above, the number of shares of our common stock, the total consideration and the average price per share (1) paid to us by existing stockholders and (2) to be paid by new investors acquiring our Class A common stock in this offering at an assumed initial public offering price of $                per share, the midpoint of the estimated price range set forth on the cover page of this prospectus, before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

	Shares Purchased			Total Consideration			Average Price Per Share
	Number	Percent		Amount	Percent
Existing stockholders			%			%	$
New investors

Totals		100.0%			100.0%

Sales by the selling stockholders identified in this prospectus will cause the number of shares held by existing stockholders to be reduced to                shares, or                % of the total number of shares of our capital stock outstanding following the completion of this offering, and will increase the number of shares held by new investors to                 shares, or                % of the total number of shares of our capital stock outstanding following the completion of this offering.

Each $1.00 increase (decrease) in the assumed initial public offering price of $                per share, the midpoint of the estimated price range set forth on the cover page of this prospectus, would increase (decrease) the total consideration paid by new investors and total consideration paid by all stockholders by approximately $                million, assuming that the number of shares of Class A common stock offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions. Similarly, each increase (decrease) of 1,000,000 shares in the number of shares of Class A common stock offered by us would increase (decrease) the total consideration paid by new investors and total consideration paid by all stockholders by $                million, assuming the assumed initial public offering price of $                per share of Class A common stock remains the same, and after deducting estimated underwriting discounts and commissions.

The number of shares of Class A common stock and Class B common stock that will be outstanding after this offering is based on no shares of Class A common stock and                  shares of Class B common stock outstanding as of July 31, 2021, and excludes:

•	12,859,821 shares of Class B common stock issuable on the exercise of stock options outstanding as of July 31, 2021 under the 2011 Plan with a weighted-average exercise price of $11.23 per share;

•

654,167 shares of Class B common stock issuable upon the vesting and settlement of RSUs outstanding as of July 31, 2021 granted under the 2011 Plan for which the vesting conditions will not be satisfied on or before the date of this offering;

•

751,577 shares of Class B common stock issuable upon the vesting and settlement of outstanding RSUs granted after July 31, 2021 under the 2011 Plan for which the for which the vesting conditions will not be satisfied on or before the date of this offering;

•

211,200 shares of Class B common stock issuable upon the exercise of outstanding common stock warrants that will remain outstanding following the completion of this offering, with a weighted-average exercise price of $0.36 per share;

•

                         shares of Class A common stock reserved for future issuance under our 2021 Plan, plus a number of shares of Class A common stock not to exceed                  (consisting of the number of shares that remain available under the 2011 Plan as of immediately prior to the effective date of the 2021 Plan and any shares underlying options and RSUs outstanding under the 2011 Plan that expire or otherwise terminate prior to exercise or settlement, as applicable, after the effective date of the 2021 Plan), as well as any future increases in the number of shares of common stock reserved for issuance thereunder, as more fully described in the section titled “Executive Compensation — Equity Incentive Plans”;

•

                         shares of Class A common stock reserved for issuance under our ESPP, plus any future increases in the number of shares of common stock reserved for issuance thereunder, as more fully described in the section titled “Executive Compensation — Equity Incentive Plans”; and

•

964,647 shares of Class A common stock that we are reserving and may donate to fund our social impact and environmental, social, and governance initiatives, as more fully described in “Business—Our Culture—Social Responsibility and Community Initiatives.”

To the extent that any outstanding options are exercised, outstanding RSUs vest and settle or new options or RSUs are issued under our stock-based compensation plans, or that we issue additional shares of capital stock in the future, there will be further dilution to investors participating in this offering. If all outstanding options and RSUs under our 2011 Plan as of July 31, 2021 were exercised or settled, as applicable, then our existing stockholders, including the holders of these options and RSUs, would own                 %, and our new investors would own                 %, of the total number of shares of our capital stock outstanding following the completion of this offering.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with our consolidated financial statements and the related notes and other financial information included elsewhere in this prospectus. Some of the information contained in this discussion and analysis or set forth elsewhere in this prospectus, including information with respect to our plans and strategy for our business, includes forward-looking statements that involve risks and uncertainties. You should review the “Risk Factors” section of this prospectus for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis. The objective of this section is to provide investors with an understanding of the financial drivers and levers in our business and describe the financial performance of the business.

Overview

Braze is a leading comprehensive customer engagement platform that powers customer-centric interactions between consumers and brands. Our platform empowers brands to listen to their customers better, understand them more deeply and act on that understanding in a way that is human and personal. Using our platform, brands ingest and process customer data in real time, orchestrate and optimize contextually relevant, cross-channel marketing campaigns and continuously evolve their customer engagement strategies.

Braze was founded in 2011 in New York, New York. Since that time we have developed and enhanced our platform, launched new products and expanded our operations. Key milestones and strategic initiatives on our journey include the following:

2011:	Braze founded

2012:	Launched Email and iOS SDK

2013:	Launched Android SDK

2014:	Launched Intelligence Suite, Unity SDK and Web SDK

2015:	Added real-time responses via action-triggered Campaigns

2016:	Opened first international office in London

Launched Canvas, our drag-and-drop visual customer journey management environment

2017:	Launched Braze Currents to facilitate the real-time streaming of data to third parties

2018:	Opened first Singapore office, marking official entry into APAC market

Launched Partnership Ecosystem, Braze Alloys

2019:	Surpassed $100 million in ARR

Channel expansion into SMS, AMP for Email, Content Cards and Roku

2020:	Launched Tech for Black Founders

Launched Braze Predictive Suite and Facebook Audience Sync, and went multi-cloud by expanding from Amazon Web Services to include full Azure hosting options

2021:	Surpassed $200 million in ARR

Expanded messaging capabilities with MMS and 2-way SMS conversations, and launched Google Audience Sync

We primarily generate revenue from the sale of subscriptions to customers for the use of our platform. The terms of our subscription agreements are primarily annual with a dollar weighted-average contract length of 24 months as of July 31, 2021. Our subscription fees are principally based on an upfront commitment by our customers for a specific number of monthly active users, on a cost-per-message basis for volume of email and/or SMS messages sent, platform access and/or support and certain add-on products. Additionally, we provide professional services, which better enable customers to successfully onboard and use our platform, including certain premium professional services such as email deliverability support and dedicated technical support staff. Subscription and professional services fees comprised 93.2% and 6.8% of our revenue, respectively, for fiscal year 2020, 93.9% and 6.1%, respectively, for fiscal year 2021, 93.1% and 6.9%, respectively, for the six months ended July 31, 2021 and 93.8% and 6.2%, respectively, for the six months ended July 31, 2020.

Our customers include many established global enterprises and leading technology innovators. Our customers span a wide variety of sizes and industries, including retail, eCommerce, media, entertainment and on-demand services.

We have a highly efficient go-to-market strategy focused on acquiring new customers and expanding use of our products for existing customers. As of July 31, 2021, we had 1,119 customers, up from 890 customers as of January 31, 2021 and 728 customers as of January 31, 2020. In addition, 82, 71 and 45 of our customers had annual recurring revenue, or ARR, of $500,000 or more (inclusive of customers with ARR of $1.0 million or more, described below) as of July 31, 2021, January 31, 2021 and January 31, 2020, respectively, accounting for approximately 50%, 50% and 41% of our ARR, respectively. Further, as of July 31, 2021, we had 41 customers with ARR of $1.0 million or more, up from 31 and 18 customers as of January 31, 2021 and 2020, respectively, accounting for approximately 37%, 33% and 25% of our ARR, respectively. As of July 31, 2021, January 31, 2021 and January 31, 2020, no single customer represented more than 5% of our ARR. For more information about how we calculate ARR, see the section titled “— Factors Affecting Our Performance — Expanding Within Our Existing Customer Base.”

We employ a land-and-expand business model centered around offering products that are easy to adopt and have a rapid time to value. We expand our reach within existing customers when our customers add new channels, purchase additional subscription products such as Braze Currents, implement new engagement strategies, or onboard new business units and geographies. We also grow as our customers grow because our pricing is based in large part on the number of consumers that our customers reach and the volume of messages our customers send. Accordingly, as our customers increase the use of our platform and increase the number of end users reached via our platform, the value of our contracts with such customers also increases. We believe our successful land-and-expand strategy is evidenced by our dollar-based net retention rate, which for the trailing 12 months ended July 31, 2021, January 31, 2021 and January 31, 2020 was 125%, 123% and 126%, respectively, for all our customers, and 135%, 133% and 127%, respectively, for our customers with ARR of $500,000 or more. For more information about how we calculate dollar-based net retention rate, see the section titled “— Factors Affecting Our Performance — Expanding Within Our Existing Customer Base.”

We have grown significantly in recent periods. We generated revenue of $150.2 million and $96.4 million in fiscal year 2021 and fiscal year 2020, respectively, representing year-over-year growth of 56%. We generated revenue of $103.6 million and $67.9 million in the six months ended July 31, 2021 and 2020, respectively, representing period-over-period growth of 53%. We had net losses of $32.0 million, $31.8 million, $25.8 million and $12.4 million in fiscal year 2021, fiscal year 2020 and the six months ended July 31, 2021 and 2020, respectively. We had net cash used in operating activities of $6.1 million, $7.4 million, $8.4 million and $0.2 million in fiscal year 2021, fiscal year 2020 and the six months ended July 31, 2021 and 2020, respectively. Our free cash flow was $(10.4) million, $(9.9) million, $(10.3) million and $(3.0) million in fiscal year 2021, fiscal year 2020 and the six months ended July 31, 2021 and 2020, respectively. See the section titled “— Non-GAAP Free Cash Flow” for additional information about how we calculate free cash flow, a non-GAAP financial metric, and a reconciliation to net cash used in operating activities, the most directly comparable measure calculated in accordance with accounting principles generally accepted in the United States, or GAAP.

Factors Affecting Our Performance

Acquiring New Customers

We believe there is substantial opportunity to continue to grow our customer base. We intend to continue to expand our customer base in verticals where we already have a strong presence, such as retail, eCommerce, media, entertainment and on-demand services, and to increase our presence in verticals where we are not yet strongly represented. Through our sales and marketing efforts, we plan to capitalize on the ongoing digital transformation in regulated industries like healthcare and financial services to further propel adoption of our technology. As of July 31, 2021, we had 1,119 customers across a broad range of sizes and industries, compared to 890 customers as of January 31, 2021 and 728 customers as of January 31, 2020. Our ability to attract new customers will depend on a number of factors, including the quality and pricing of our products, offerings of our competitors and the effectiveness of our marketing efforts.

We define a customer as the separate and distinct, ultimate parent-level entity that has an active subscription with us to use our products. A single organization could have multiple distinct contracting divisions or subsidiaries, all of which together would be considered a single customer.

Expanding Within Our Existing Customer Base

We believe we can achieve significant growth by expanding sales within our existing customer base. We expand the use of our platform by existing customers by, among others, adding new channels and increasing the messaging volume we sell to our customers as their businesses and needs continue to grow. We intend to continue to invest in developing and enhancing our products and functionality. Our ability to increase sales to existing customers will depend on a number of factors, including our customers’ satisfaction with our solutions, the ability of our customers to attract new end users, competition, pricing and overall changes in our customers’ spending levels.

Historically, we have experienced significant expansion within a customer’s business once our platform is deployed, with customers typically increasing the number of monthly active users, channels and use cases as well as purchasing additional products. A monthly active user is an end user of a customer who has engaged with the customer’s applications and websites in the previous calendar month. We include each distinguishable end user in our calculation of monthly active users, even though some users may access our customers’ applications and websites using more than one device, and multiple users may gain access using the same device. As of July 31, 2021, we had 3.3 billion monthly active users, up from 2.3 billion in January 2020 and 1.6 billion in January 2019.

In addition to monthly active users, we have a history of increasing ARR from our customer cohorts, which is illustrated in the chart below. We define ARR as the annualized value of customer subscription contracts, including certain premium professional services that are subject to contractual subscription terms, as of the measurement date, assuming any contract that expires during the next 12 months is renewed on its existing terms (including contracts for which we are negotiating a renewal). Our calculation of ARR is not adjusted for the impact of any known or projected future events (such as customer cancellations, expansion or contraction of existing customers relationships or price increases or decreases) that may cause any such contract not to be renewed on its existing terms. Our ARR may decline or fluctuate as a result of a number of factors, including customers’ satisfaction or dissatisfaction with our products and professional services, pricing, competitive offerings, economic conditions or overall changes in our customers’ spending levels. ARR should be viewed independently of revenue and does not represent our GAAP revenue on an annualized basis or a forecast of revenue, as it is an operating metric that can be impacted by contract start and end dates and renewal rates.

For clarity, we use annualized invoiced amounts per customer subscription contract, including certain premium professional services that are subject to contractual subscription terms, as compared to revenue calculated in accordance with GAAP, to calculate our ARR. Our invoiced amounts are not matched to the performance obligations associated with the underlying subscription contract and premium professional service obligations as they are with respect to our GAAP revenue. This can result in timing differences between our GAAP revenue and ARR calculations. For our revenue calculated in accordance with GAAP, we recognize revenue related to contracts with customers in an amount that reflects the consideration to which we expect to be entitled in exchange for subscription and professional services. See the section titled “— Critical Accounting Policies and Estimates” for additional information regarding how we recognize revenue on a GAAP basis. Investors should not place undue reliance on ARR as an indicator of our future or expected results. Moreover, ARR may differ from similarly titled metrics presented by other companies and may not be comparable to such other metrics.

Each cohort in the chart below represents customers that made their initial purchase from us in a given fiscal year. For example, the 2016 cohort includes all customers that had their initial purchase within the fiscal year 2016. This cohort increased their ARR from $6.4 million as of January 31, 2016 to $20.1 million as of January 31, 2021, representing a multiple of approximately 3.2x since fiscal year 2016.

A further indication of the propensity of our customer relationships to expand over time is our dollar-based net retention rate. We calculate our dollar-based net retention rate as of a period end by starting with the ARR from the cohort of all customers as of 12 months prior to such period-end, or the Prior Period ARR. We then calculate the ARR from these same customers as of the current period-end, or the Current Period ARR. Current Period ARR includes any expansion and is net of contraction or attrition over the last 12 months but excludes ARR from new customers in the current period. We then divide the total Current Period ARR by the total Prior Period ARR to arrive at the point-in-time dollar-based net retention rate. We then calculate the weighted average point-in-time dollar-based net retention rates as of the last day of each month in the current trailing 12-month period to arrive at the dollar-based net retention rate. Our dollar-based net retention rate for the trailing 12 months ended July 31, 2021, January 31, 2021 and January 31, 2020 was 125%, 123% and 126%, respectively, for all our customers, and 135%, 133% and 127%, respectively, for our customers with ARR of $500,000 or more.

Our customers frequently increase the number of our channels they utilize over time. Today, our in-product messaging channels consist of Content Cards, which embed personalized content into a brand’s website or application, and in-app and in-browser messages. Our out-of-product channels include, but are not limited to, mobile push notifications, web push notifications, email, SMS and MMS messages, webhooks, Facebook and Google advertisements and multiple over-the-top, or OTT, media services and connected TV channels.

Expanding Geographically

We believe there is a significant opportunity to continue to expand our presence in international markets we have already penetrated and by entering markets we have not yet penetrated. For each of the fiscal year ended January 31, 2021 and the six months ended July 31, 2021, approximately 40% of our revenue was generated outside of the United States. We expect to increase market penetration in regions including Europe and Asia-Pacific and to further capitalize on the greenfield opportunity in regions such as Latin America. For example, in the second half of fiscal year 2021, we entered into a joint venture with our partner Japan Cloud Computing Co., Ltd., to facilitate further expansion into the Japanese market. Although these investments in geographic regions may negatively affect our operating results in the near term, we believe that they will contribute to our long-term growth.

Sustaining Innovation and Technology Leadership

Our success is dependent on our ability to sustain innovation and technology leadership in order to maintain our competitive advantage. We are focused on investing in research and development to continue to enhance our platform. For example, we continue to develop our artificial intelligence capabilities to enable brands to better analyze and act on customer data. We believe our market-driven product development approach maximizes the return on new feature development and channel expansion. Our customers consistently volunteer to participate in the testing of new products, which indicates their appetite for new and innovative functionality. We believe our continued innovation will provide new avenues for growth through which we will continue to deliver differentiated outcomes for our customers. We intend to continue to invest in building additional products that expand our capabilities and facilitate the extension of our platform to new channels and use cases.

Impact of COVID-19 on Our Business

Beginning in January 2020, the COVID-19 pandemic has caused general business disruption worldwide. In response to the spread of COVID-19, we have required substantially all of our employees to work remotely to minimize the risk of the virus to our employees and the communities in which we operate, and we may continue to take actions as may be required by government authorities or that we determine are in the best interests of our employees, customers, and business partners.

While we do not believe our results of operations, cash flows and financial condition have been materially impacted to date, we have experienced, and may continue to experience, a modest adverse impact on certain aspects of our business, including a lengthening of the sales cycle for some prospective customers. We have also experienced, and may continue to experience, a modest positive impact on other aspects of our business, including an increase in the volume of messaging utilized by our existing customers. Moreover, we have seen slower growth in certain operating expenses due to reduced business travel, the virtualization or cancellation of customer and employee events and reduced lease obligations. While a reduction in these operating expenses may have an immediate positive impact on our results of operations, we do not yet have visibility into the full impact this will have on our business and we do not know if or when these expenses will return to pre-pandemic levels, which could negatively impact our results of operations in the future.

Certain of our customers negatively impacted by the spread of COVID-19 have decreased or delayed their spending, requested pricing discounts, requested modified payment terms or sought to reduce their commitments when renewing subscriptions, and they may continue to do so, any of which may result in decreased revenue and cash receipts for us. In addition, we may experience customer losses, including due to bankruptcy or our customers ceasing operations, which may result in an inability to collect accounts receivable from these customers. Our customers that were positively impacted by increased demand during the COVID-19 pandemic may have similar requests or experience similar issues if this increased demand does not continue in the recovery from the COVID-19 pandemic.

Additionally, we cannot predict what, if any, changes to our business and the global economy generally will persist following the COVID-19 pandemic or how our business or the global economy will be impacted as restrictions on in-person activities are relaxed and the world returns to pre-pandemic normalcy. Given the uncertainty, we cannot reasonably estimate the impact on our future results of operations, cash flows or financial condition. For additional details, see the section titled “Risk Factors.”

Components of Results of Operations

Revenue

Revenue is derived from two primary sources: (1) subscription services and (2) professional services and other.

Subscription services primarily consist of access to our customer engagement platform and related customer support. Our customers enter into a subscription for committed contractual entitlements. To the extent that our customers’ usage exceeds the committed contractual entitlements under their subscription plans, they are charged for excess usage, or they may exercise an option to purchase an incremental volume tier of committed contractual entitlements. Revenue associated with platform subscriptions is recognized ratably over the contract term, which is consistent with the period over which services are provided to the customer. Fees associated with excess usage and incremental volume are also treated as subscription revenue. To date, fees associated with excess usage have not been material.

Professional services and other revenue consists of fees for distinct services rendered in training and assisting our customers to configure our platform for their use at the onset of their initial contract or when a new product is purchased. Such revenue is generally recognized over a period of up to six months from providing access to the platform. We also provide additional platform and feature enhancement and optimization services which are generally recognized ratably over the contract term.

Deferred revenue consists of customer billings in advance of revenue being recognized. We generally invoice our customers for subscription services arrangements annually in advance and for professional services upfront.

Cost of Revenue

Cost of revenue consists of direct costs related to providing platform access to our customers and to performing onboarding and professional services including consulting services. These costs primarily include payments to third-party cloud infrastructure providers for hosting software solutions, costs associated with application service providers utilized to deliver the platform, personnel-related costs, including salaries, cash-based performance compensation, benefits and stock-based compensation, and overhead cost allocations, including rent, utilities, depreciation, information technology costs, amortization of internal use software and certain administrative personnel costs.

We intend to continue to invest additional resources in our platform infrastructure and our customer support and success organizations to expand the capabilities of our platform. The level, timing and relative investment in our infrastructure could affect our cost of revenue in the future. We expect our cost of revenue to increase for the foreseeable future as we continue to grow our business.

Gross Profit and Gross Margin

Gross profit represents revenue less cost of revenue. Gross margin is gross profit expressed as a percentage of revenue. Our gross margin may fluctuate from period to period as our revenue and cost of revenue fluctuates, including as a result of the timing and amount of resources we dedicate to improving our platform and expanding our products.

Operating Expenses

Our operating expenses consist of sales and marketing, research and development and general and administrative expenses. Personnel costs, including salaries, cash-based performance compensation, benefits and stock-based compensation, are the most significant component of operating expenses. Operating expenses also include allocated overhead costs, which include rent, utilities, depreciation, information technology costs and certain administrative personnel costs.

Sales and Marketing

Sales and marketing expenses consist primarily of personnel costs for our sales and marketing organization, sales commissions, costs related to brand awareness, sponsorships, customer marketing events and advertising, agency costs, travel-related expenses and allocated overhead costs.

We intend to continue to invest in sales and marketing to help drive the growth of our business. During the short term, we expect travel expenses to remain lower than our historical norms as we focus our marketing and sales activities on virtual platforms. However, we expect our sales and marketing expenses will increase in absolute dollars as we continue to invest in sales and marketing activities to acquire new customers and increase sales to existing customers.

Research and Development

Research and development expenses consist primarily of personnel costs for our engineering, service, design and information technology teams. Additionally, research and development expenses include allocated overhead costs and contractor fees. Research and development costs are expensed as incurred. Capitalized internal-use software development costs are excluded from research and development expenses as they are capitalized as a component of property and equipment, net and amortized to cost of revenue over the software’s expected useful life, which is generally three years.

We expect to continue our investment in research and development to enhance the user experience of our current customers and attract new customers. We expect research and development expenses to increase in absolute dollars as we continue to invest in enhancing our platform.

General and Administrative

General and administrative expenses consist primarily of personnel costs for finance, legal, human resources and other administrative functions, as well as non-personnel costs such as legal, accounting and other professional service fees, software costs, certain tax, license and insurance-related expenses and allocated overhead costs.

We expect that general and administrative expenses will increase in absolute dollars and vary from period to period as a percentage of revenue for the foreseeable future but decrease as a percentage of revenue over the long term, as we focus on processes, systems, and controls to enable our internal support functions to scale with the growth of our business. We expect to incur additional expenses as a result of operating as a public company, including expenses to comply with the rules and regulations applicable to companies listed on a national securities exchange, expenses related to compliance and reporting obligations pursuant to the rules and regulations of the Securities and Exchange Commission, and higher expenses for directors’ and officers’ insurance, investor relations and professional services.

Investment Income

Investment income consists primarily of income earned on our investments, cash and cash equivalents and restricted cash.

Other Income (Expense), Net

Other income (expense), net, primarily consists of net exchange gains or losses on foreign currency transactions.

Provision for Income Taxes

Provision for income taxes consists of U.S. federal and state income taxes and income taxes in certain foreign jurisdictions in which we conduct business. We maintain a full valuation allowance on our federal and state deferred tax assets as we have concluded that it is not more likely than not that the deferred tax assets will be realized.

Results of Operations

The following table sets forth our consolidated statement of operations data for each of the periods indicated:

	Fiscal Year Ended January 31,		Six Months Ended July 31,
	2020	2021	2020	2021
	(in thousands)
Revenue	$96,364	$150,191	$67,929	$103,633
Cost of revenue(1)	35,686	54,511	24,801	34,562

Gross profit	60,678	95,680	43,128	69,071
Operating expenses:
Sales and marketing(1)	57,348	70,661	31,061	51,843
Research and development(1)	20,339	29,212	12,759	23,392
General and administrative(1)	16,524	27,959	12,154	19,011

Total operating expenses	94,211	127,832	55,974	94,246

Loss from operations	(33,533)	(32,152)	(12,846)	(25,175)
Other income (expense):
Investment income	2,127	840	589	86
Other income (expense), net	48	(120)	85	(351)

Loss before provision for income taxes	(31,358)	(31,432)	(12,172)	(25,440)
Provision for income taxes	452	537	223	326

Net loss	$(31,810)	$(31,969)	$(12,395)	$(25,766)

(1)	Includes stock-based compensation expense as follows:

	Fiscal Year Ended January 31,		Six Months Ended July 31,
	2020	2021	2020	2021
	(in thousands)
Cost of revenue	$276	$650	$200	$367
Sales and marketing	6,365	2,892	1,055	4,295
Research and development	3,705	2,102	657	4,158
General and administrative	2,062	1,896	815	3,786

Total	$12,408	$7,540	$2,727	$12,606

The following table sets forth our consolidated statement of operations data expressed as a percentage of revenue:

	Fiscal Year Ended January 31,		Six Months Ended July 31,
	2020	2021	2020	2021
Revenue	100%	100%	100%	100%
Cost of revenue	37	36	37	33

Gross profit	63	64	63	67
Operating expenses:
Sales and marketing	60	47	45	51
Research and development	21	19	19	22
General and administrative	17	19	18	18

Total operating expenses	98	85	82	91

Loss from operations	(35)	(21)	(19)	(24)
Other income (expense):
Investment income	2	1	1	—
Other income (expense), net	—	—	—	(1)

Loss before provision for income taxes	(33)	(20)	(18)	(25)
Provision for income taxes	—	—	—	—

Net loss	(33)%	(20)%	(18)%	(25)%

Comparison of the Six Months Ended July 31, 2020 and July 31, 2021

Revenue

	Six Months Ended July 31,
	2020	2021	Change	% Change
	($ in thousands)
Revenue	$67,929	$103,633	$35,704	52.6%

The increase in revenue of $35.7 million, or 52.6%, from the six months ended July 31, 2020 to the six months ended July 31, 2021 was primarily driven by an increase in subscription fees with existing customers as a result of expansion in committed entitlements and features, and an increase in the number of customers from 796 as of July 31, 2020 to 1,119 as of July 31, 2021. Approximately 54.5% of the increase in revenue was attributable to the growth from existing customers, and the remaining 45.5% was attributable to new customers. We also expanded our growth internationally, which contributed to an increase of $14.5 million in revenue.

Cost of Revenue, Gross Profit and Gross Margin

	Six Months Ended July 31,
	2020	2021	Change	% Change
	($ in thousands)
Cost of revenue	$24,801	$34,562	$9,761	39.4%
Gross profit	$43,128	$69,071	$25,943	60.2%
Gross margin	63.5%	66.6%

The increase in cost of revenue of $9.8 million, or 39.4%, from the six months ended July 31, 2020 to the six months ended July 31, 2021 was primarily driven by an increase of hosting, infrastructure and other third-party fees associated with delivering our platform of $8.3 million and an increase in personnel costs and overhead costs of $1.5 million. These increased infrastructure and personnel costs were incurred to support overall revenue growth.

Our gross profit increased $25.9 million, or 60.2%, from the six months ended July 31, 2020 to the six months ended July 31, 2021, and our gross margin increased from 63.5% in the six months ended July 31, 2020 to 66.6% in the six months ended July 31, 2021. These increases were due to economies of scale as our infrastructure costs to support our revenue growth did not increase at the same pace as our revenue.

Operating Expenses

Sales and Marketing Expense

	Six Months Ended July 31,
	2020	2021	Change	% Change
	($ in thousands)
Sales and marketing	$31,061	$51,843	$20,782	66.9%

The increase in sales and marketing expense of $20.8 million, or 66.9%, from the six months ended July 31, 2020 to the six months ended July 31, 2021 was primarily driven by an increase in personnel costs and overhead costs of $15.2 million, an increase in amortization of deferred contract costs of $3.0 million as a result of sales growth and an increase in advertising and marketing costs of $1.9 million. The increase in personnel costs was primarily due to an increase in headcount as we continue to expand our sales and marketing presence globally and was also related to a $3.2 million increase in stock-based compensation expense, including as a result of secondary transactions during the period in connection with the purchase by an existing investor of the company of shares of our common stock from certain employees.

Research and Development Expense

	Six Months Ended July 31,
	2020	2021	Change	% Change
	($ in thousands)
Research and development	$12,759	$23,392	$10,633	83.3%

The increase in research and development expense of $10.6 million, or 83.3%, from the six months ended July 31, 2020 to the six months ended July 31, 2021 was primarily driven by an increase of personnel and overhead costs of $9.8 million. The increase in personnel costs was primarily due to a period-over-period increase in headcount and was also related to a $3.5 million increase in stock-based compensation expense, including as a result of secondary transactions during the period in connection with the purchase by an existing investor of the company of shares of our common stock from certain employees. In addition, consulting and recruiting fees increased $0.5 million and infrastructure and software costs increased $0.3 million as part of our strategy to continue investing in our technology and to develop new functionalities for our platform.

General and Administrative Expense

	Six Months Ended July 31,
	2020	2021	Change	% Change
	($ in thousands)
General and administrative	$12,154	$19,011	$6,857	56.4%

The increase in general and administrative expenses of $6.9 million, or 56.4%, from the six months ended July 31, 2020 to the six months ended July 31, 2021 was primarily driven by an increase in personnel and overhead costs of $6.4 million. The increase in personnel costs was primarily due to a period-over-period increase in headcount as we continue to invest in our finance and administrative functions to support the growth of our business and also related to a $3.0 million increase in stock-based compensation expense, including as a result of secondary transactions during the period in connection with the purchase by an existing investor of the company of shares of our common stock from certain employees. In addition, there was an increase in costs associated with finance, legal and consulting services of $1.3 million incurred in connection with our public company readiness initiatives, including investments in our infrastructure to support our operations. These increases were offset by lower bad debt expense of $1.4 million as a result of prior period charges driven by the uncertainty related to the COVID-19 pandemic.

Other Income (Expense)

	Six Months Ended July 31,
	2020	2021	Change	% Change
	($ in thousands)
Investment income	$589	$86	$(503)	(85.4)%
Other income (expense), net	$85	$(351)	$(436)	n/m

n/m – not meaningful

Investment income, which primarily consisted of investment income from marketable securities in each period, was $0.6 million for the six months ended July 31, 2020 as compared to $0.1 million for the six months ended July 31, 2021. The decrease of $0.5 million was primarily related to a reduction in marketable securities held during the six months ended July 31, 2020 as compared to the six months ended July 31, 2021.

Other income (expense), net, which primarily consisted of gains and losses from foreign exchange, was not material for either the six months ended July 31, 2020 or the six months ended July 31, 2021.

Comparison of the Fiscal Years Ended January 31, 2020 and January 31, 2021

Revenue

	Fiscal Year Ended January 31,
	2020	2021	Change	% Change
	($ in thousands)
Revenue	$96,364	$150,191	$53,827	55.9%

The increase in revenue of $53.8 million, or 55.9%, from fiscal year 2020 to fiscal year 2021 was primarily driven by an increase in revenue from existing customers as a result of channel expansion, enhanced messaging features and adoption of new product offerings, and an increase in the number of customers from 728 in 2020 to 890 in 2021. Approximately 70% of the increase in revenue was attributable to the growth from existing customers, and the remaining 30% was attributable to new customers. We also expanded our growth internationally, which contributed to an increase of $22.1 million in revenue.

Cost of Revenue, Gross Profit and Gross Margin

	Fiscal Year Ended January 31,
	2020	2021	Change	% Change
	($ in thousands)
Cost of revenue	$35,686	$54,511	$18,825	52.8%
Gross profit	60,678	95,680	35,002	57.7%
Gross margin	63.0%	63.7%

The increase in cost of revenue of $18.8 million, or 52.8%, from fiscal year 2020 to fiscal year 2021 was primarily driven by an increase of hosting, infrastructure and other third-party fees associated with delivering our platform of $13.4 million and an increase in personnel costs and overhead costs of $5.5 million. These increased infrastructure and personnel costs were incurred to support overall revenue growth.

Our gross profit increased $35.0 million, or 57.7%, from fiscal year 2020 to fiscal year 2021, and our gross margin increased from 63.0% in fiscal year 2020 to 63.7% in fiscal year 2021. These increases were due to economies of scale as our infrastructure costs to support our revenue growth did not increase at the same pace as our revenue.

Operating Expenses

Sales and Marketing Expense

	Fiscal Year Ended January 31,
	2020	2021	Change	% Change
	($ in thousands)
Sales and marketing	$57,348	$70,661	$13,313	23.2%

The increase in sales and marketing expense of $13.3 million, or 23.2%, from fiscal year 2020 to fiscal year 2021 was primarily driven by an increase in personnel costs, excluding stock-based compensation, and overhead costs of $16.0 million due to an increase in headcount as we continue to expand our sales and marketing presences globally and an increase in amortization of deferred contract costs of $4.5 million as a result of sales growth. The increase was partially offset by a reduction of $4.5 million in travel and conversion to virtual events due to COVID-19 travel and event restrictions, and a reduction in stock-based compensation expense of $3.4 million, primarily as a result of our fiscal year 2020 secondary transactions in which we recognized $5.0 million of stock-based compensation in connection with the purchase by an existing investor of shares of our common stock from certain employees.

Research and Development Expense

	Fiscal Year Ended January 31,
	2020	2021	Change	% Change
	($ in thousands)
Research and development	$20,339	$29,212	$8,873	43.6%

The increase in research and development expense of $8.9 million, or 43.6%, from fiscal year 2020 to fiscal year 2021 was primarily driven by an increase of personnel, excluding stock-based compensation, and overhead costs of $9.5 million as a result of a year-over-year increase in headcount and expanded lease space. In addition, infrastructure and software costs increased $1.4 million as part of our strategy to continue investing in our technology and to develop new functionalities for our platform. The increase was partially offset by a reduction of $1.6 million in stock-based compensation expense primarily as a result of our fiscal year 2020 secondary transactions in connection with the purchase by an existing investor of shares of our common stock from certain employees.

General and Administrative Expense

	Fiscal Year Ended January 31,
	2020	2021	Change	% Change
	($ in thousands)
General and administrative	$16,524	$27,959	$11,435	69.2%

The increase in general and administrative expenses of $11.4 million, or 69.2%, from fiscal year 2020 to fiscal year 2021 was primarily driven by an increase in personnel, excluding stock-based compensation, and overhead costs of $6.0 million as a result of a year-over-year increase in headcount and expanded lease space as we continue to invest in our finance and administrative functions to support the growth of our business. In addition, the increase was also related to finance and legal services of $5.0 million incurred in connection with compliance costs and expenses in supporting our public company readiness initiatives, including investments in our infrastructure to support our operations.

Other Income (Expense)

	Fiscal Year Ended January 31,
	2020	2021	Change	% Change
	($ in thousands)
Investment income	$2,127	$840	$(1,287)	(60.5)%
Other income (expense), net	$48	$(120)	$(168)	(350.0)%

Investment income was $2.1 million for the fiscal year ended January 31, 2020 as compared to $0.8 million for the fiscal year ended January 31, 2021, which primarily consisted of investment income from marketable securities in each period. The decrease from fiscal year 2020 to fiscal year 2021 was primarily related to a reduction in marketable securities and decrease in global interest rates during the fiscal year ended January 31, 2021 compared to fiscal year ended January 31, 2020.

Other income (expense), net was not material for either fiscal year 2020 or fiscal year 2021.

Quarterly Results of Operations

The following tables set forth selected unaudited quarterly statement of operations data for each of the six fiscal quarters ended July 31, 2021, as well as the percentage of revenues that each line item represents for each quarter. The information for each of these quarters has been prepared in accordance with GAAP on the same basis as our audited historical consolidated financial information included elsewhere in this prospectus and includes, in the opinion of management, all adjustments, consisting only of normal recurring adjustments, necessary for the fair statement of the results of operations for these periods. This data should be read in conjunction with our consolidated financial statements and the related notes included elsewhere in this prospectus. These quarterly results are not necessarily indicative of our results of operations to be expected for any future period.

	Three Months Ended (Unaudited)
	April 30, 2020	July 31, 2020	October 31, 2020	January 31, 2021	April 30, 2021	July 31, 2021
	($ in thousands)
Revenue	$31,983	$35,946	$39,332	$42,930	$47,877	$55,756
Cost of revenue (1)	11,760	13,041	14,431	15,279	15,807	18,755

Gross profit	20,223	22,905	24,901	27,651	32,070	37,001
Operating expenses:
Sales and marketing (1)	15,287	15,774	19,137	20,463	24,351	27,492
Research and development (1)	6,617	6,142	7,410	9,043	11,797	11,595
General and administrative (1)	5,610	6,544	7,142	8,663	8,947	10,064

Total operating expenses	27,514	28,460	33,689	38,169	45,095	49,151

Loss from operations	(7,291)	(5,555)	(8,788)	(10,518)	(13,025)	(12,150)
Other income (expense):
Investment income	375	214	147	104	63	23
Other income (expense), net	(40)	125	(63)	(142)	(31)	(320)

Loss before provision for income taxes	(6,956)	(5,216)	(8,704)	(10,556)	(12,993)	(12,447)
Provision for income taxes	59	164	118	196	160	166

Net loss	$(7,015)	$(5,380)	$(8,822)	$(10,752)	$(13,153)	$(12,613)

Net loss attributable to redeemable noncontrolling interest	$—	$—	$(9)	$(208)	$(319)	$(385)

Net loss attributable to Braze, Inc.	$(7,015)	$(5,380)	$(8,813)	$(10,544)	$(12,834)	$(12,228)

(1)	Includes stock-based compensation as follows:

	Three Months Ended (Unaudited)
	April 30, 2020	July 31, 2020	October 31, 2020	January 31, 2021	April 30, 2021	July 31, 2021
	($ in thousands)
Cost of revenue	$92	$108	$205	$245	$190	$177
Sales and marketing	496	559	908	929	2,338	1,957
Research and development	308	349	627	818	2,587	1,571
General and administrative	397	418	535	546	1,841	1,945

Total stock-based compensation expense	$1,293	$1,434	$2,275	$2,538	$6,956	$5,650

The following table sets forth our consolidated statements of operations information as a percentage of total revenue for the three-month periods indicated below.

	Three Months Ended (Unaudited)
	April 30, 2020	July 31, 2020	October 31, 2020	January 31, 2021	April 30, 2021	July 31, 2021
Revenue	100%	100%	100%	100%	100%	100%
Cost of revenue	37	36	37	36	33	34

Gross profit	63	64	63	64	67	66
Operating expenses:
Sales and marketing	47	44	48	48	50	49
Research and development	21	17	19	21	25	21
General and administrative	18	18	18	20	19	18

Total operating expenses	86	79	85	89	94	88

Loss from operations	(23)	(15)	(22)	(25)	(27)	(22)
Other income (expense):
Investment income	1	—	—	—	—	—
Other income (expense), net	—	—	—	—	—	—

Loss before provision for income taxes	(22)	(15)	(22)	(25)	(27)	(22)
Provision for income taxes	—	—	—	—	—	1

		—	—

Net loss	(22)	(15)	(22)	(25)	(27)	(23)

Net loss attributable to redeemable noncontrolling interest	—	—	—	—	—	(1)

Net loss attributable to Braze, Inc.	(22)	(15)	(22)	(25)	(27)	(22)

Quarterly Trends

Revenue has increased each quarter due to an increase in subscription fees with existing customers due to expansion in committed entitlements and features, an increase in the number of customers, and continued expansion of our growth internationally.

Gross profit increased each quarter, and gross margin fluctuated between 63% and 67% for the periods presented, generally due to economies of scale as our infrastructure costs to support our revenue growth did not increase at the same pace as our revenue.

Cost of revenue has generally increased as a result of growth in revenue. However, cost of revenue declined as a percentage of revenue as our infrastructure costs to support our revenue growth did not increase at the same pace as our revenue.

Operating expenses have generally increased with the growth in revenue, which drive a corresponding increase in commissions and other related expenses. The increases in operating expenses each quarter are also driven by higher personnel costs due to increased headcount to support our expanding operations.

Investment income for the periods presented represents investment income from marketable securities in each period. The changes between periods are generally driven by reductions or increases in marketable securities and changes to global interest rates.

Liquidity and Capital Resources

As of January 31, 2021 and July 31, 2021, our principal source of liquidity was cash, cash equivalents and marketable securities of $86.5 million and $78.7 million, respectively.

Since our inception, we have financed our operations primarily through the net proceeds received from the issuances of our convertible preferred stock and common stock and cash generated from the sale of subscriptions to our platform. We have generated losses from our operations as reflected in our accumulated deficit of $138.2 million as of January 31, 2021 and $163.3 million as of July 31, 2021, and negative cash flows from operating activities for the fiscal year ended January 31, 2021 and the six months ended July 31, 2021 of $6.1 million and $8.4 million, respectively. Our future capital requirements will depend on many factors, including revenue growth and costs incurred to support customer usage and growth in our customer base, increased research and development expenses to support the growth of our business and related infrastructure and increased general and administrative expenses to support being a publicly traded company.

We assess our liquidity primarily through our cash on hand as well as the projected timing of billings under contract with our paying customers and related collection cycles. We believe our current cash, cash equivalents and marketable securities will be sufficient to meet our working capital and capital expenditure requirements for at least the next 12 months.

A substantial source of our cash provided by operating activities is our deferred revenue, which is included on our consolidated balance sheets as a liability. Deferred revenue consists of the unearned portion of billed fees for our subscriptions, which is recorded as revenue over the term of the subscription agreement. As of January 31, 2021 and July 31, 2021, we had $74.8 million and $91.2 million, respectively, of deferred revenue recorded as a current liability. This deferred revenue will be recognized as revenue when all of the revenue recognition criteria are met.

Cash Flows

The following table summarizes our cash flows for the periods presented:

	Fiscal Year Ended January 31,		Six Months Ended July 31,
	2020	2021	2020	2021
	(in thousands)
Net cash used in operating activities	$(7,365)	$(6,080)	$(221)	$(8,414)
Net cash (used in) provided by investing activities	$(87,234)	$22,472	$18,331	$18,885
Net cash provided by financing activities	$1,257	$4,866	$318	$2,584

Operating Activities

For the six months ended July 31, 2021, net cash used in operating activities was $8.4 million, primarily due to a net loss of $25.8 million adjusted for non-cash charges of $22.4 million and net changes in our operating assets and liabilities of $5.0 million. The non-cash adjustments primarily relate to stock-based compensation of $12.6 million, amortization of deferred contract costs of $8.0 million and depreciation and amortization expense of $1.4 million. The cash outflow from changes in our operating assets and liabilities was primarily the result of an increase in deferred contract costs of $12.2 million, primarily due to higher commissions related to overall sales growth, a decrease in accrued expenses and other current liabilities of $5.8 million due to the timing payments to third-party vendors for software subscriptions and an increase in prepaid expenses and other assets of $4.2 million due to timing of payments. The cash outflows were partially offset by an increase of deferred revenue of $16.4 million due to timing of subscriptions and renewals and an overall increase in revenue and an increase in accounts payable of $1.1 million due to the timing of payments.

For the six months ended July 31, 2020, net cash used in operating activities was $0.2 million, primarily due to a net loss of $12.4 million adjusted for non-cash charges of $9.5 million and net changes in our operating assets and liabilities of $2.7 million. The non-cash adjustments primarily relate to amortization of deferred contract costs of $4.8 million, stock-based compensation of $2.7 million, provision for bad debt of $1.3 million and depreciation and amortization expense of $0.5 million. The cash inflow from changes in our operating assets and liabilities was primarily the result of an increase in accrued expenses and other current liabilities of $5.4 million incurred to support the growth of the business and an increase in each of deferred revenue and accounts receivable of $1.9 million, in each case due to timing of subscriptions and renewals, cash collections, and an overall increase in revenue. The increases were partially offset by an increase in deferred contract costs of $7.7 million due to higher commissions related to overall sales growth.

For the fiscal year ended January 31, 2021, net cash used in operating activities was $6.1 million, primarily due to a net loss of $32.0 million adjusted for non-cash charges of $21.2 million and net changes in our operating assets and liabilities of $4.7 million. The non-cash adjustments primarily relate to stock-based compensation of $7.5 million, amortization of deferred contract costs of $10.6 million and depreciation and amortization expense of $1.6 million. The cash inflow from changes in our operating assets and liabilities was primarily the result of an increase of deferred revenue of $23.4 million due to timing of subscriptions and renewals and an overall increase in revenue and an increase in accrued expenses and other current liabilities of $13.8 million incurred to support the growth of the business. The increases were partially offset by an increase in accounts receivable and deferred contract costs of $12.4 million and of $20.0 million, respectively, due to increases in revenue.

For the fiscal year ended January 31, 2020, net cash used in operating activities was $7.4 million, primarily due to a net loss of $31.8 million adjusted for non-cash charges of $19.2 million and net changes in our operating assets and liabilities of $5.2 million. The non-cash adjustments primarily relate to stock-based compensation of $12.4 million and amortization of deferred contract costs of $5.8 million. The cash inflow from changes in our operating assets and liabilities was primarily the result of an increase in deferred revenue of $28.5 million due to timing of subscriptions and renewals and an overall increase in revenue and an increase in accrued expenses and other current liabilities of $8.2 million due to increased third-party hosting and infrastructure fees and timing of invoices. This was partially offset by an increase in accounts receivable of $12.6 million due to increased revenue, an increase in prepaid and other current assets of $3.0 million primarily related to the growth of the business, an increase in deferred contract costs of $14.7 million due to increases in revenue, and a decrease in accounts payable of $2.6 million due to timing of invoices and payments.

Investing Activities

Net cash provided by investing activities was $18.9 million for the six months ended July 31, 2021, primarily consisting of maturities of marketable securities of $49.3 million, partially offset by purchases of marketable securities of $28.5 million and capitalized internal-use software costs of $1.2 million.

Net cash provided by investing activities was $18.3 million for the six months ended July 31, 2020, primarily consisting of maturities of marketable securities of $61.5 million, partially offset by purchases of marketable securities of $40.4 million, purchases of property and equipment of $1.8 million and capitalized internal-use software costs of $1.0 million.

Net cash provided by investing activities was $22.5 million for the fiscal year ended January 31, 2021, primarily consisting of maturities of marketable securities of $86.2 million, partially offset by purchases of marketable securities of $59.4 million and purchases of property and equipment and capitalized internal-use software costs of $2.5 million and $1.9 million, respectively.

Net cash used in investing activities was $87.2 million for the fiscal year ended January 31, 2020, primarily consisting of purchases of marketable securities of $123.1 million and $1.7 million in purchases of property and equipment, partially offset by cash inflows of $38.5 million from maturities of marketable securities.

Financing Activities

Net cash provided by financing activities was $2.6 million for the six months ended July 31, 2021, primarily consisting of the proceeds from the exercise of common stock options of $3.2 million, partially offset by the payment of deferred offering costs of $0.7 million.

Net cash provided by financing activities was $0.3 million for the six months ended July 31, 2020, primarily consisting of the proceeds from the exercise of common stock options.

Net cash provided by financing activities was $4.9 million for the fiscal year ended January 31, 2021, primarily consisting of the proceeds from the exercise of common stock options of $2.8 million and from an investment in redeemable noncontrolling interest of $2.5 million.

Net cash provided by financing activities was $1.3 million for the fiscal year ended January 31, 2020, primarily consisting of the proceeds from the exercise of common stock options.

Non-GAAP Free Cash Flow

We report our financial results in accordance with GAAP. To supplement our consolidated financial statements, we provide investors with the amount of free cash flow, which is a non-GAAP financial measure. Our management uses free cash flow to assess our operating performance and our progress towards our goal of positive free cash flow. We define free cash flow as net cash used in operating activities less cash used for purchases of property and equipment and amounts capitalized for internal-use software development costs. We believe that free cash flow is a useful indicator of liquidity as it measures our ability to generate cash, or our need to access additional sources of cash, to fund operations and investments.

Free cash flow has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results as reported under GAAP. Some of these limitations are (1) it is not a substitute for net cash used in operating activities, (2) other companies may calculate free cash flow or similarly titled non-GAAP measures differently or may use other measures to evaluate their performance, all of which could reduce the usefulness of free cash flow as a tool for comparison and (3) the utility of free cash flow is further limited as it does not reflect our future contractual commitments and does not represent the total increase or decrease in our cash balance for any given period.

The following table presents a reconciliation of free cash flow to net cash used in operating activities, the most directly comparable measure calculated in accordance with GAAP, for the periods presented:

	Fiscal Year Ended January 31,		Six Months Ended July 31,
	2020	2021	2020	2021
	(in thousands)

Net cash used in operating activities	$(7,365)	$(6,080)	$(221)	$(8,414)
Less:
Purchases of property and equipment	(1,724)	(2,466)	(1,800)	(755)
Capitalized internal-use software costs	(830)	(1,886)	(980)	(1,172)

Free cash flow	$(9,919)	$(10,432)	$(3,001)	$(10,341)

Net cash (used in) provided by investing activities	$(87,234)	$22,472	$18,331	$18,885
Net cash provided by financing activities	$1,257	$4,866	$318	$2,584

Our free cash flow decreased during the six months ended July 31, 2021 as compared to the six months ended July 31, 2020, primarily as a result of continued investment in our sales and marketing function and in our infrastructure to support the growth of our business and our operations as a public company.

Our free cash flow decreased from fiscal year 2020 to fiscal year 2021, primarily as a result of continued investment in our sales and marketing function and in our infrastructure to support the growth of our business and our operations as a public company. We expect our free cash flow to fluctuate in future periods with changes in our operating expenses and as we continue to invest in our growth.

Contractual Obligations and Commitments

The following table summarizes our contractual obligations as of January 31, 2021:

	Payments Due by Period
	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
	(in thousands)
Operating lease commitments	$26,509	$6,844	$14,432	$4,457	$776

The contractual commitment amounts in the table above are associated with agreements that are enforceable and legally binding. Obligations under contracts that we can cancel without a significant penalty are not included in the table above. For additional discussion on our operating leases and other commitments, see Note 14 to our audited consolidated financial statements appearing elsewhere in this prospectus.

Off-Balance Sheet Arrangements

We did not have during the periods presented, and we do not currently have, any off-balance sheet financing arrangements or any relationships with unconsolidated entities or financial partnerships, including entities sometimes referred to as structured finance or special purpose entities, that were established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

Critical Accounting Policies and Estimates

We believe that the following accounting policies involve a high degree of judgment and complexity. Accordingly, these are the policies we believe are the most critical to aid in fully understanding and evaluating our consolidated financial condition and results of operations. See Note 2 to our audited consolidated financial statements and our unaudited condensed consolidated interim financial statements appearing elsewhere in this prospectus for a description of our other significant accounting policies. The preparation of our consolidated financial statements in accordance with GAAP requires us to make estimates and judgments that affect the amounts reported in those consolidated financial statements and accompanying notes. Although we believe that the estimates we use are reasonable, due to the inherent uncertainty involved in making those estimates, actual results reported in future periods could differ from those estimates.

Revenue Recognition

We recognize revenue in accordance with Accounting Standards Codification Topic 606, Revenue from Contracts with Customers, which we adopted as of February 1, 2019 on a modified retrospective basis. We generate revenue from fees related to subscription services and professional services and other. We recognize revenue related to contracts with customers in an amount that reflects the consideration to which we expect to be entitled in exchange for those services. This is determined by following a five-step process, which includes (1) identifying the contract with a customer, (2) identifying the performance obligations in the contract, (3) determining the transaction price, (4) allocating the transaction price and (5) recognizing revenue when we satisfy a performance obligation.

We identify performance obligations in a contract based on the goods and services that will be transferred to the customer that are identifiable from other promises in the contract, or that are distinct. If not considered distinct, the promised goods or services are combined with other goods or services and accounted for as a combined performance obligation. Determining the distinct performance obligations in a contract requires judgment. Our performance obligations primarily include access to the platform, which includes subscription contracts, technical support and platform updates and professional services, which include onboarding services.

We allocate the transaction price of the contract to each distinct performance obligation on a relative standalone selling price basis. Estimating standalone selling prices for our performance obligations requires judgment and is based on multiple factors, including, but not limited to, observable cost data, industry margin studies, historical selling prices, internal cost structure, internal pricing policies, and pricing practices in different regions and sales channels. We review the estimated standalone selling price for our performance obligations periodically and update, if needed, to ensure that the methodology utilized reflects our current pricing practices. The transaction price allocated to each performance obligation is recognized as revenue when or as the products or services are transferred to the customer.

Cost to Obtain a Contract with a Customer

We capitalize incremental costs of obtaining revenue contracts, which primarily consist of internal sales commissions and agent commissions. We amortize these commissions on a systematic basis, consistent with the pattern of transfer of the expected benefit period or services to which the contract relates, generally up to four years. Four years represents the estimated benefit period of the customer relationship taking into account factors such as peer estimates of technology lives and customer lives as well as our own historical data. Commissions paid for contract renewals are amortized over the renewal period.

Contract costs are amortized on a straight-line basis over up to four years, which reflects the expected period of benefit of the performance obligation, and may be longer than the initial contract period. We determine the estimated benefit period by considering both qualitative and quantitative factors, including the length of the subscription terms in our customer contracts and the anticipated life of our technology, among other factors.

Stock-Based Compensation

Accounting for stock-based compensation requires us to make a number of judgments, estimates and assumptions.

We estimate the fair value of stock options granted to employees and directors using the Black-Scholes option-pricing model, which requires the input of subjective assumptions, including (1) fair value of common stock, (2) expected volatility, (3) expected term of the award, (4) the risk-free interest rate and (5) expected dividends. We estimate forfeitures at the date of grant and revised, if necessary, in subsequent periods. These assumptions are estimated as follows:

•	Fair value of common stock. Because our common stock is not yet publicly traded, we are required to estimate the fair value of our common stock, as discussed in “— Common Stock Valuations” below.

•

Expected volatility. Due to the lack of historical and implied volatility data of our common stock, the expected stock price volatility has been estimated based on the historical volatilities of a specified group of companies in our industry for a period equal to the expected life of the option. We selected companies with comparable characteristics to us, including enterprise value, risk profiles and position within the industry, and with historical share price information sufficient to meet the expected term of the stock options. We compute the historical volatility data using the daily closing prices for the selected companies.

•

Expected term. We determine the expected term based on the average period the stock options are expected to remain outstanding using the simplified method, generally calculated as the midpoint of the stock options’ vesting term and contractual expiration period, as we do not have sufficient historical information to develop reasonable expectations about future exercise patterns and post-vesting employment termination behavior.

•	Risk-free interest rate. We use the U.S. Treasury yield that corresponds with the expected term for our risk-free interest rate.

•	Expected dividends. We utilize a dividend yield of zero, as we do not currently issue dividends and do not expect to do so in the foreseeable future.

•

Forfeiture rate. We are required to estimate a forfeiture rate to calculate the stock-based compensation expense for our awards. Our forfeiture rate is based on an analysis of our actual forfeitures since the adoption of our equity award plan. We routinely evaluate the appropriateness of the forfeiture rate based on actual forfeiture experience, analysis of employee turnover and expectations of future option exercise behavior.

The assumptions used in the Black-Scholes option-pricing model were as follows:

	Fiscal Year Ended January 31,		Six Months Ended July 31,
	2020	2021	2020	2021

Fair value of common stock	$3.46 – $5.14	$5.28 – $28.35	$5.28 – $8.95	$38.77 – $39.47
Expected volatility	55.1 – 57.3%	55.7– 62.5%	55.7% – 61.4%	61.8 – 66.1%
Expected term (in years)	5.6 – 6.1	5.5 – 6.1	5.8 – 6.1	5.9 – 6.7
Risk-free interest rate	1.4 – 2.6%	0.3 – 1.5%	0.4 – 1.5%	1.0 – 1.2%
Expected dividends	0%	0%	0%	0%

During the six months ended July 31, 2021, we granted 745,155 restricted stock units, or RSUs, at the grant date fair value of our common stock. Our RSUs contain both a service-based vesting condition and a performance-based vesting condition. The service-based vesting condition is satisfied over either a four-year or three-year period. Some RSUs vest on a quarterly basis and other RSUs have a one-year cliff vesting period with quarterly vesting thereafter. The performance-based vesting condition will be satisfied upon the occurrence of a qualifying liquidation event, which is defined as the earlier to occur of an initial public offering or an acquisition of the company in connection with a change of control. For the period ended July 31, 2021, we did not record stock-based compensation expense related to the RSUs since the performance-based vesting condition was not probable. If the performance condition was met, stock-based compensation expense will be recognized using the accelerated attribution method and the amount of the stock-based compensation expense that we would have recognized was $3.2 million.

Common Stock Valuations

The fair value of the shares of our common stock underlying the stock options has historically been determined by our board of directors, with input from management and contemporaneous third-party valuations, as there is no public market for our common stock. We believe that our board of directors has the relevant experience and expertise to determine the fair value of our common stock. In accordance with the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately Held Company Equity Securities Issued as Compensation, our board of directors has exercised reasonable judgment and considered numerous objective and subjective factors to determine the best estimate of the fair value of our common stock at each grant date. These factors include:

•	the prices of our common or preferred stock sold to third-party investors by us and in secondary transactions;

•	lack of marketability of our common stock;

•	our actual operating and financial performance;

•	current business conditions and projections;

•	hiring of key personnel and the experience of our management;

•	our history and the introduction of new services;

•	our stage of development;

•	likelihood of achieving a liquidity event, such as an initial public offering or a merger or acquisition given prevailing market conditions;

•	the market performance of comparable publicly traded companies; and

•	United States and global capital markets conditions.

Our board of directors determines the value of our common stock by probability-weighting different valuation approaches and methodologies, including both the income approach and select methodologies from the market approach. The income approach estimates value based on the expectation of future cash flows that a company will generate. These future cash flows are discounted to their present values using our weighted average cost of capital, or WACC. To derive our WACC, we calculate a cost of equity using the Capital Asset Pricing Model and comparable company betas while benchmarking to relevant equity return studies, and we calculate a cost of debt using our estimated cost of borrowing. The costs of equity and debt are then weighted based on our actual capital structure. The comparable company method is a market approach that estimates value based on a comparison of our company to comparable public companies in a similar line of business and based on acquisitions in the market. From the comparable companies, a representative market multiple is determined and subsequently applied to our historical and forecasted financial results to estimate our enterprise value. The recent security transaction method is a market approach that considers the recent price paid by market participants for a security issued by our company to estimate our enterprise value. While we have historically considered an income approach, we have never included or relied upon a discounted cash flow analysis due to the lack of historical and projected profitability.

Application of these approaches involves the use of estimates, judgment and assumptions that are highly complex and subjective, such as those regarding our expected future revenue, expenses, and future cash flows, discount rates, market multiples, the selection of comparable companies, and the probability of possible future events. Changes in any or all of these estimates and assumptions or the relationships between those assumptions impact our valuations as of each valuation date and may have a material impact on the valuation of our common stock.

For valuations after the completion of this offering, our board of directors will determine the fair value of each share of underlying common stock, based on the closing price of our common stock as reported on the date of grant. Future expense amounts for any particular period could be affected by changes in our assumptions or market conditions.

Based on the assumed initial public offering price per share of $        , which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, the aggregate intrinsic value of our outstanding stock options as of July 31, 2021, was $        , with $        million related to vested stock options.

Income Taxes

We account for income taxes using the asset and liability method. We recognize deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the consolidated financial statements or tax returns. Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

In evaluating our ability to recover our deferred income tax assets, we consider all available positive and negative evidence, including our operating results, ongoing tax planning, and forecasts of future taxable income on a jurisdiction-by-jurisdiction basis. In the event we determine that we would be able to realize our deferred tax assets in the future in excess of their net recorded amount, we would make an adjustment to the valuation allowance that would reduce the provision for income taxes. Conversely, in the event that all or part of the net deferred tax assets are determined not to be realizable in the future, we would charge an adjustment to the valuation allowance to earnings in the period when such determination is made. As of July 31, 2021, we recorded a full valuation allowance on our federal and state deferred tax assets, which consist of net operating loss carryforwards and other basis differences, as we have concluded that it is more likely than not that our deferred tax assets will not be realized.

Recent Accounting Pronouncements

For a description of our recently adopted accounting pronouncements and recently issued accounting pronouncements not yet adopted, see Note 2 to our audited consolidated financial statements and our unaudited condensed consolidated interim financial statements appearing elsewhere in this prospectus.

Quantitative and Qualitative Disclosures about Market Risk

We are exposed to market risk in the ordinary course of our business. Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. Our market risk exposure is primarily the result of fluctuations in interest rates.

Inflation Risk

We do not believe that inflation has had a material effect on our business, financial condition, or results of operations, other than its impact on the general economy. Nonetheless, if our costs were to become subject to inflationary pressures, we might not be able to fully offset such higher costs through price increases. Our inability or failure to do so could harm our business, financial condition, and results of operations.

Interest Rate Risk and Market Risk

We had cash, cash equivalents and marketable securities of $78.7 million as of July 31, 2021, of which $53.8 million was invested in money market funds, foreign government bonds, commercial paper, corporate debt securities and asset-backed securities. Our cash and cash equivalents are held for working capital and general corporate purposes. Our investments in marketable securities are made for capital preservation purposes. We do not enter into investments for trading or speculative purposes.

Our cash equivalents and our portfolio of marketable securities are subject to market risk due to changes in interest rates. Fixed rate securities may have their market value adversely affected due to a rise in interest rates, while floating rate securities may produce less income than expected if interest rates fall. As of July 31, 2021, a hypothetical 10% change in interest rates would not have had a material impact on the value of our cash, cash equivalents, or available-for-sale investments. Because we classify our debt securities as “available for sale,” no gains or losses are recognized due to changes in interest rates unless such securities are sold prior to maturity or unless declines in fair value are determined to be non-temporary.

Foreign Currency Exchange Rate Risk

Our reporting and functional currency is the U.S. dollar, and the functional currency of our foreign subsidiaries is the respective local currency. Substantially all of our sales are denominated in U.S. dollars. Our only sales denominated in a currency other than the U.S. dollars are our sales in Japan, which are denominated in Yen. Therefore, our revenue is not currently subject to significant foreign currency risk. Our operating expenses are denominated in the currencies of the countries in which our operations are located, which are primarily the United States, United Kingdom, Singapore and Japan. Our consolidated results of operations and cash flows are therefore subject to fluctuations due to changes in foreign currency exchange rates and may be adversely affected in the future due to changes in foreign exchange rates. The assets and liabilities of each of our foreign subsidiaries are translated into U.S. dollars at exchange rates in effect at each balance sheet date. Adjustments resulting from translating foreign functional currency financial statements into U.S. dollars are recorded as a separate component on the consolidated statements of comprehensive loss. Gains or losses due to transactions in foreign currencies are included in interest and other income, net in our consolidated statements of operations.

The volatility of exchange rates depends on many factors that we cannot forecast with reliable accuracy. We have experienced and will continue to experience fluctuations in foreign exchange gains and losses related to changes in foreign currency exchange rates. In the event our foreign currency denominated assets, liabilities, revenue, or expenses increase, our results of operations may be more greatly affected by fluctuations in the exchange rates of the currencies in which we do business. To date we have not engaged in the hedging of foreign currency transactions, although we may choose to do so in the future. A hypothetical 10% change in the relative value of the U.S. dollar to other currencies during any of the periods presented would not have had a material effect on our consolidated financial statements.

JOBS Act Accounting Election

Section 107(b) of the Jumpstart Our Business Startups Act of 2012 provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. Thus, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to take advantage of the extended transition period to comply with new or revised accounting standards and to adopt some of the reduced disclosure requirements available to emerging growth companies. As a result of the accounting standards election, we will not be subject to the same implementation timing for new or revised accounting standards as other public companies that are not emerging growth companies. This may make comparison of our consolidated financial statements to those of other public companies more difficult.

BUSINESS

Mission

Our mission is to forge human connections between consumers and the brands they love through relevant and memorable experiences.

Overview

Braze is a leading comprehensive customer engagement platform that powers customer-centric interactions between consumers and brands. Our platform empowers brands to listen to their customers better, understand them more deeply and act on that understanding in a way that is human and personal. Using our platform, brands ingest and process customer data in real time, orchestrate and optimize contextually relevant, cross-channel marketing campaigns and continuously evolve their customer engagement strategies. As of July 2021, more than 1,000 customers around the world trust Braze with their most valuable assets: their customer relationships. Over the past three years, the scale of our platform has grown substantially. Our platform enabled interactions with 3.3 billion monthly active users via our customers’ apps, websites and other digital interfaces in July 2021, up from 2.3 billion in January 2020 and 1.6 billion in January 2019. In fiscal year 2021 alone, we processed over seven trillion consumer-generated data points on our platform, and our customers sent approximately one trillion messages to their consumers using our platform.

Today, consumers can interact with a seemingly unlimited number of brands anytime, anywhere, resulting in a dramatic increase in competitive pressure among brands. At the same time, the data generated from digital experiences and the increased number of consumer touchpoints have provided brands with new opportunities to reach consumers and personalize consumer experiences. But with this opportunity comes greater consumer expectations for highly relevant and seamless cross-channel interactions. These trends have led brands to increase their focus and investment on customer experience–the holistic impression that brands create across the customer journey–to differentiate themselves and form long-lasting customer relationships.

Most marketing platforms available today approach customer engagement on a channel-by-channel basis. Channel-centric strategies often lead to disjointed customer experiences that destroy brand equity and diminish customer loyalty.

We offer a new and different way of thinking about customer engagement. We built our platform on the premise that in order to foster positive customer experiences and long-lasting customer relationships, brands must communicate with consumers in human-like ways. To ensure that interactions between brands and consumers have the same relevance and cross-channel continuity as human interactions, we avoid channel silos so that each channel is aware of activity occurring in other channels and is able to react to that activity in real time.

The real-time nature of the interactions we enable is made possible by our proprietary, enterprise-grade stream processing architecture. This architecture receives, contextualizes, and responds to first-party customer data in the moment. We have designed it to mimic the human ability to listen, process new information in context, and react instantaneously.

We vertically integrate our orchestration, classification and personalization capabilities such that coordinating between them is simple and fast. Meanwhile, we decouple our data ingestion and message sending capabilities from the channels they support. This enables our capabilities to be centralized and available across channels and easily extensible to new channels. We support interactions across in-product and out-of-product messaging channels. Today, our in-product messaging channels consist of Content Cards, which are pieces of personalized content embedded into a brand’s website or application, and in-app and in-browser messages. Our out-of-product channels include, but are not limited to, mobile push notifications, web push notifications, email, SMS and MMS messages, webhooks, Facebook and Google advertisements and multiple over-the-top, or OTT, media services and connected TV channels.

Braze unleashes the power of interdisciplinary teams by serving numerous stakeholders, beyond traditional marketers, including product and engineering teams and business intelligence teams. Our platform produces valuable data that informs decisions and actions across the entire customer engagement spectrum. Our messaging capabilities transcend marketing use cases, often being used for product or transactional use cases that facilitate or enhance the consumer’s experience with the brand or product.

We enable brands to easily integrate our platform with both their in-house technical infrastructure and our expanding partner ecosystem of best-in-class technologies. Our customers can import data from other systems into any layer of our technology stack via our application programming interfaces, or APIs. They can also use Braze Currents to stream data in real time to those systems, which increases the return on our customers’ other technology investments. We support direct integrations with cloud data service providers such as Snowflake, customer data management platforms such as Segment, analytic solutions such as Amplitude and other components of the modern marketing technology ecosystem.

Our platform is designed to serve the needs of customers across sizes, stages of growth, industries, and geographies. As of July 31, 2021, we had 1,119 customers, up from 890 customers as of January 31, 2021 and 728 customers as of January 31, 2020. Our customers include many established global enterprises and leading technology innovators. We employ a land-and-expand business model centered around offering products that are easy to adopt and have a rapid time to value. We expand our reach within existing customers when our customers add new channels, purchase additional subscription products such as Braze Currents, implement new engagement strategies, or onboard new business units and geographies. We also grow as our customers grow because our pricing is based in large part on the number of consumers that our customers reach and the volume of messages our customers send. We believe our successful land-and-expand strategy is evidenced by our dollar-based net retention rate, which for the trailing 12 months ended July 31, 2021, January 31, 2021 and January 31, 2020 was 125%, 123% and 126%, respectively, for all our customers, and 135%, 133% and 127%, respectively, for our customers with annual recurring revenue, or ARR, of $500,000 or more. See the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Factors Affecting Our Performance” for additional information regarding our customers and our dollar-based net retention rate.

We have grown significantly in recent periods. We generated revenue of $150.2 million and $96.4 million in fiscal year 2021 and fiscal year 2020, respectively, representing year-over-year growth of 56%. We generated revenue of $103.6 million and $67.9 million in the six months ended July 31, 2021 and 2020, respectively, representing period-over-period growth of 53%. We had net losses of $32.0 million, $31.8 million, $25.8 million and $12.4 million in fiscal year 2021, fiscal year 2020 and the six months ended July 31, 2021 and 2020, respectively. We had net cash used in operating activities of $6.1 million, $7.4 million, $8.4 million and $0.2 million in fiscal year 2021, fiscal year 2020 and the six months ended July 31, 2021 and 2020, respectively. Our free cash flow was $(10.4) million, $(9.9) million, $(10.3) million and $(3.0) million in fiscal year 2021, fiscal year 2020 and the six months ended July 31, 2021 and 2020, respectively. See the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Non-GAAP Free Cash Flow” for additional information about how we calculate free cash flow, a non-GAAP financial metric.

Industry Trends

Consumers Expect Real-Time, Personalized Brand Interactions Across Channels

In the last decade, rapid innovations in consumer communication technologies, primarily mobile devices and mobile applications, have enabled brands to increase their understanding of and access to consumers. These innovations have also raised consumer expectations around messaging relevance. If brands fail to meet consumers’ high expectations, consumers are likely to seek out different brands that will.

Expectations for relevance are no longer limited to including the customer’s name in the subject line of an email. Consumers now expect brands to recognize them as individuals with constantly evolving needs and desires, not as static database entries.

Meeting consumers’ expectations for messaging relevance is not only more difficult but also more critical than ever. As consumers become increasingly inundated with marketing emails, text messages and other digital communications, generic information blasts are less likely to be effective and may put a brand’s most valuable asset — their customer relationships — at serious risk.

Delivering customer experiences relevant to individual consumers requires a customer engagement strategy that is customer-centric rather than channel-centric. Channel-centric strategies often lead to a siloed understanding of customers, resulting in disjointed customer experiences that destroy brand equity and diminish customer loyalty.

A customer-centric customer engagement strategy requires customer-centric technology. When consumer profiles or customer journey management are decentralized across channels, brands are unable to deliver cohesive customer experiences. A siloed understanding of consumers also limits a brand’s ability to deliver relevant messages since a single channel represents only a small portion of a consumer’s attention and behavior.

Companies that meet consumers’ cross-channel expectations see tangible improvements in customer engagement. Our research indicates that consumers who receive messages across two channels are 73% more likely to make a purchase and have a 4.2 times higher lifetime value (measured by the total spend in dollars divided by the total number of buyers), a 76% longer user lifetime, and a 58% increase in 30-day retention, in each case relative to consumers who receive messages in only a single channel. Sending messages across in-product and out-of-product channels as part of a coordinated, cross-channel strategy yields even greater engagement. Brands with such strategies benefit from 25% more buyers, 64% more purchases per user, 13% greater 30-day retention and 94% higher customer lifetime value relative to brands that only send messages across any two channels, according to our studies. Our research is based upon a third-party survey of 1,300 marketing executives at companies with minimum annual revenues of $10.0 million conducted in December 2020, and a review of anonymized and aggregated user behavioral data of over 5.0 billion user profiles among 770 of our customers between January 1, 2020 and December 31, 2020.

Customer Experience is the New Battleground for Brands

Given the permanent shift in consumer behavior toward digital and mobile transactions, which was significantly accelerated by the COVID-19 pandemic, today’s consumers can transact with a seemingly unlimited number of brands anytime, anywhere. The abundance of options available to consumers has resulted in a dramatic increase in competitive pressure among brands. What differentiates exceptional, enduring companies is the quality of their customer engagement, encompassing the full set of activities through which companies build direct relationships with their customers.

Meanwhile, the data generated from digital experiences provides brands with new opportunities to enhance customer experience via real-time personalization. Together, these forces have brought the customer experience to the forefront of brands’ strategic focus.

First-Party Data is Critical for Effective Customer Engagement

First-party data includes information consumers share directly with a brand, as well as individual behaviors and interests demonstrated through the actions consumers take within a brand’s applications, websites and other digital interfaces. Such data is typically reliable because a brand knows how it is collected and relevant because it relates directly to the consumer’s use of a brand’s products. It is also typically more current than third-party data because it does not need to travel through multiple parties. Importantly, use of first-party data tends to be more respectful of consumers because it is held only by brands with whom consumers have chosen to engage. As a result, brands who design their data-driven marketing strategies leveraging first-party sources may be more likely to maintain consumer trust and are better prepared to navigate the ever-evolving, privacy-focused regulatory environment. Moreover, third-party data is becoming increasingly aggregated or anonymized due to privacy concerns, devaluing it further. This increases the competitive advantage that first-party data provides.

Customer Engagement Demands Cross-Functional Collaboration

Delivering a cohesive customer journey in a world of vast and competing consumer touchpoints demands sophisticated technology in the hands of interdisciplinary teams. For example, in order for a brand’s out-of-product communications to be consistent and work in concert with its in-product content, marketing and product teams must collaborate and share customer data. When a brand manages customer engagement in organizational silos, it delivers a disjointed customer experience.

Further, we believe that organizations that embrace a culture of experimentation, and use our platform to continuously test the efficacy of these experiments, see improved customer engagement and greater return on investment. Cross-functional collaboration between marketing, product, and data science teams often enables brands to better conduct data-driven testing or run growth experiments designed to optimize experiences at any stage of the customer lifecycle.

Challenges with Existing Solutions

Today’s customer engagement landscape consists of legacy marketing clouds and emerging technologies, both of which generally lack the ability to facilitate effective cross-channel engagement at scale. Legacy marketing clouds also typically have high latency and are difficult to implement and use. Emerging technologies often lack comprehensiveness, interoperability, and enterprise-grade scale, stability and/or security.

Existing customer engagement solutions suffer from the following limitations:

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Initially Architected as Single-Channel Point Solutions: Most other marketing solutions were initially architected as single-channel point solutions, such as email marketing platforms. Marketing cloud platforms have added additional channels over time via bolt-on acquisitions. Emerging technology solutions have added additional channels themselves; however, new channels can be challenging to add and support, particularly when trying to combine in-product and out-of-product messaging. This results in siloed architectures and feature sets, leading to disjointed customer data and experiences. Furthermore, because the number of channels through which brands can engage customers continues to increase, a truly customer-centric platform must be designed intentionally to accommodate the complexity inherent to comprehensive cross-channel messaging and cannot be built one channel at a time. A truly cross-channel platform must be architected to be cross-channel from the ground up. In a study that we commissioned from Forrester Consulting in 2019, 38% of global marketing decision-makers cited coordinating messages and interactions across channels, devices and touchpoints as a top marketing challenge. When businesses use multiple, disparate solutions to enable customer engagement across multiple channels, they are less likely to bring insights or performance feedback from one channel to another and to understand and manage conversations in real time, across channels and devices.

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Lack of Comprehensiveness: Many customer engagement solutions, particularly point solutions, do not address engagement across the full customer journey. In particular, they do not have comprehensive capabilities that enable a marketer to understand the user’s context at each stage of their journey — prompting, guiding and nudging as appropriate and relevant, but waiting patiently when the customer is already on the right track. They lack the ability to connect the in-product and out-of-product message experiences required to continuously engage the consumer.

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Limited Interoperability: Because many customer engagement solutions, particularly point solutions, lack comprehensiveness across channels and across the customer journey, their customers must integrate these point solutions with several other technologies to fill in the gaps. However, not all point solutions easily integrate with other technologies. They also typically do not enable businesses to combine customer data across all sources, stream customer data across their organizations or supplement their functionality with other external marketing solutions.

•	High Latency: Many customer engagement platforms, particularly legacy marketing clouds, are riddled with sources of latency. For legacy marketing clouds, drivers of such latency include systems designs predicated on 2000s-era email-only strategies and reliance on old technologies, like batch processing of data. Batch processing technology, which processes data at fixed intervals, rather than in real time, precludes real-time engagement because the data is often no longer relevant by the time it is available for use. Without real-time data processing, brands cannot engage in the natural, high-quality interactions with consumers that underpin long-lasting relationships. For point solutions, latency often derives from lack of comprehensiveness and limited interoperability — the many additional, hard-to-integrate point solutions required add complexity that in turn add latency, hindering the ability to deliver experiences in the most critical moments.

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Time-Consuming and Difficult to Implement and Use: Implementing and using legacy marketing clouds are typically both time-consuming and difficult because legacy marketing clouds can be inflexible, and therefore difficult and expensive to customize, and can be less intuitive to use. This results in a lengthy time to value and limits flexibility as business needs evolve and personnel change over time.

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Not Enterprise-Grade: Emerging technologies typically lack the scale, reliability, security, customer support, and sophistication needed to service large enterprises or to grow with companies that eventually become large enterprises. Furthermore, in today’s privacy-focused world, these solutions often fall short of meeting the requirements of the evolving privacy landscape and the resulting expectations of customers.

The Braze Platform

Our comprehensive customer engagement platform enables authentic, real-time relationships between consumers and the brands they love. Our customers trust us with their most valuable assets: their customer relationships. We enable brands to perform three core functions: listen to their customers better, understand them more deeply and act on that understanding by communicating with them in a way that is human, relevant and personal.

Our platform facilitates these core functions through five functional layers that are unified by an interactive feedback loop of continuously flowing data. Brands can easily and securely supplement that data by plugging into any layer of the technology stack via APIs. Additionally, using Braze Currents, they can continuously and automatically export consumer event and campaign interaction data to their internal data storage systems and to Braze partners.

Listen

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Data Ingestion: We enable brands to listen to their consumers. To implement our platform, brands integrate software directly into their digital consumer interfaces, such as their websites and mobile applications, enabling consumer data to flow automatically into our platform. Brands can then understand where, when and how consumers interact with them. This helps them to build comprehensive consumer profiles that evolve alongside each individual consumer’s personal journey. Real-time, first-party data provides brands with valuable insights regarding consumer behavior. With our platform, brands can engage with their consumers in ways that are relevant and actionable, driving enhanced consumer loyalty and improving long-term customer value. Additionally, brands can enhance this first-party data with insights they have generated elsewhere via direct integrations with our technology partners, including data warehouse companies, customer data platforms and cloud storage providers. Our flexible and comprehensive data ingestion methods ensure that no matter where in the technology stack they live or what form they take, data that is integral to the customer engagement cycle can be incorporated into our platform.

Understand

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Classification: Our customers can build granular audience segments based upon each consumer’s demographics, past behaviors, and current actions. Brands can create segments either from scratch or by importing and mapping together existing classifications from various data sources. Once created, audience segments in our platform are continuously updated in real time to reflect each consumer’s ongoing behaviors. This is designed to ensure that consumers receive only messages that are likely to be relevant to them at a particular point in time. It also reduces the cognitive load for marketers: by using real-time data and continuously updating segments, marketers never have to worry if they are targeting based on a data insight or classification that could be stale. Continuous live data enables marketers to focus on what matters most — the customer.

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Orchestration: Brands use our orchestration capabilities to deliver contextually relevant messages, whether as part of a single campaign or as part of a broader effort to engage with consumers throughout their brand relationships. Braze Canvas, our drag-and-drop visual customer journey management environment, allows marketers to seamlessly coordinate personalized messages across channels while leveraging our campaign optimization and experimentation capabilities. The Braze Intelligence and Predictive Suites, our set of artificial intelligence tools that optimize campaigns, include but are not limited to predictive audience creation, send-time optimization, channel affinity scores, and multi-armed bandit optimization. Our experimentation capabilities are designed to enable our customers to optimize the consumer journey by trying different variants of a campaign, gauging responses, and using machine learning to dynamically update the campaign strategy based on those responses.

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Personalization: Brands use our platform to customize their messaging content based on the information they learn in real time and on what they know already about each individual consumer, resulting in messages that are human, relevant and personal. For example, brands can use our platform to suggest local activities based on the current weather in a consumer’s geographic area, create personalized fitness regimens based on a consumer’s health goals and progress, customize onboarding messages based on activities the consumer has or has not already engaged in, or nudge a consumer to purchase a product they had previously viewed.

Act

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Action: Having listened to and understood their consumers, brands are then able to use our platform to execute marketing strategies that are focused and relevant. Brands can send messages to their consumers via both in-product and out-of-product channels. Today, our in-product messaging channels consist of Content Cards, which are pieces of personalized content embedded into a brand’s user interface, and in-app and in-browser messages. Our out-of-product channels include, but are not limited to, mobile push notifications, web push notifications, email, SMS and MMS messages, webhooks, Facebook and Google advertisements, and multiple OTT media services and connected TV channels.

We have a vertically integrated technical infrastructure that encompasses all of the engagement functionality between data ingestion and action. By tightly integrating layers of product functionality into a single, comprehensive platform, we can optimize the relationships between layers to minimize latency and complexity.

Our platform is organized into functional layers rather than into channels, with special attention paid to both points of integration and abstraction layers. The abstraction layers allow us to decouple data ingestion and action layers from the channels they support. We have purposely designed our technology stack to allow for modularity at the channel and platform levels, enabling our customers to layer in new strategies, channels, data sources, and platforms with ease. Our customers can flexibly ingest and export data, and can use the particular functionalities of the product that are most relevant to their needs.

Our technology is built on a unified stream processing architecture. This architecture enables us to turn data into action and action back into data in real time. This provides a significant advantage over architectures that rely on batch processing technology. Any action taken by a consumer in response to a brand’s message flows immediately back into the data ingestion layer of our platform (thus serving as an input to subsequent interactions), creating a real-time interactive feedback loop.

Data created and processed by our platform can also be streamed to third-party partners. Braze Currents facilitates continuous and automatic high-volume data exports and extends the ability to stream data in real time through our customers’ technology stacks and through our third-party data partners. Braze Currents supports direct connections between our platform and cloud data storage providers, customer data management platforms, analytic solutions and other parts of the modern marketing technology ecosystem.

Our Competitive Strengths

Cross-Channel Approach, Enabling Customer-Centric Experiences

Our cross-channel engagement approach enables customer-centric experiences. We build a more complete picture of the customer and draw insights from data to inform strategy, enabling brands to tactically deploy channels according to each channel’s strengths and proven customer preferences.

The most effective customer engagement strategies use multiple channels. According to a 2017 Braze analysis of over 300 million user profiles with a first session occurring in July 2017, while email significantly boosts engagement among recipients, when compared to individuals who received no messages, pairing email with other channels can unlock additional customer engagement. Consumers who only receive email see 45% higher engagement than those who receive no messages at all. Our analysis indicates that brands that are able to work effectively across teams to coordinate their email outreach with mobile messaging can reap even stronger results. Adding in-app messaging to email outreach, for instance, is associated with a 186% increase in engagement, while pairing in-app messages and mobile and web notifications with email results in consumers with engagement levels that are 54% higher than individuals who received cross-channel messages that included just email and in-app messages. For purposes of this analysis, engagement was defined as the number of app opens logged by a given user, and engagement statistics were calculated and averaged at the user level.

Our architecture ensures that our capabilities can be used across all of our channels, maximizing the impact of new feature development. Additionally, when we add new channels, they immediately benefit from all of the existing features that we have already built, which makes them fully robust from the outset.

The applicability of features across all channels, combined with our intuitive user interface, allows our customers to quickly and easily construct cross-channel consumer journeys without the need to learn different skills for each channel or be constantly retrained. This is accomplished without sacrificing the unique qualities or capabilities associated with each individual channel that we support.

Data Streaming Architecture Processes First-Party Data in Real Time

The real-time nature of the interactions we enable is made possible by our proprietary, enterprise-grade stream processing architecture. This architecture receives, contextualizes and responds to first-party customer data in the moment. Our platform allows for high-volume, continuous data streaming, providing a live view of the various interactions that consumers are having with a brand. Unlike batch processing, where data is processed only when a specific time or threshold is hit, our data streaming architecture processes each unit of data as it is created. Real-time data processing enhances messaging relevance, while delayed data processing often leads to irrelevant messages and frustrated consumers.

We not only process data but also create analytical data. When a consumer interacts with an out-of-product marketing campaign or a website or application with the Braze SDK embedded, that consumer generates data that is processed and contextualized with existing data in real time.

Value Propositions Across the Organization

While for many brands the marketing organization has traditionally owned overall responsibility for customer engagement, cross-functional collaboration enhances the experience for the customer and improves the return on investment for the marketing organization. For brands that take a collaborative approach, marketing teams work hand-in-hand with other groups within the organization, including data, product and engineering teams to optimize customer engagement. In fact, according to a study we conducted, the Braze 2021 Global Customer Engagement Review, more than half of the companies surveyed in the United States reported that ancillary teams or departments are “highly involved” in customer engagement.

Braze unleashes the power of interdisciplinary teams by serving numerous stakeholders, beyond traditional marketers, including product and engineering teams, and business intelligence teams. Our platform produces valuable data that informs decisions and actions across the entire customer engagement spectrum. Our messaging capabilities transcend marketing use cases, often being used for product or transactional use cases that facilitate or enhance the customer’s experience with the brand or product. For example, brands can use our platform to run personalized product replenishment campaigns, let customers know that their food delivery is about to arrive, or to promote specific product features in the context of new user onboarding flows.

Braze gives teams across a company the power to imagine, create and evolve brilliant customer experiences. When designing campaigns, marketers use our composition tools to unlock new creative ideas that can be deployed across all appropriate channels and platforms. They can also leverage the strategic and creative insights of our Customer Success teams or find inspiration through engaging with our Braze Bonfire customer community as they brainstorm new approaches. When it comes time for execution, marketers and product engineers use Braze to orchestrate personalized messaging experiences directly into their products, and to ensure that all campaigns, regardless of channel, are highly coordinated and additive to the overall customer experience. Finally, data scientists and business intelligence teams analyze data gained from marketing and lifecycle campaigns, creating a rapid experimentation loop that compounds improvements and gains over time, and helps inspire new creative ideas. We serve as the unifying thread that enables brands to draw on the strength of multiple teams working in concert to bring creative, technical and business intelligence skills together, and unlock more value that any of them could achieve on their own.

Rapid Time to Value

Our platform’s ease of use and seamless integration into existing technologies, coupled with the high value data and insights that it generates, enables brands to develop and run campaigns that meet their strategic goals quickly and efficiently. Using our intuitive user interface, individuals across all roles and technical skill levels can design and quickly deploy multi-message, multi-channel, A/B-tested strategies, with the process of new campaign creation accelerating over time. For example, with a few clicks, brands can create variants of a marketing campaign and compare consumer responses to each. Brands can then select how many consumers will receive each campaign based on how the variants are performing.

High Performance at Scale

As brands continue to globalize and conduct more of their business digitally, they need a scalable customer engagement platform. Our platform enabled interactions with 3.3 billion monthly active users via our customers’ applications, websites and other digital interfaces in July 2021, up from 2.3 billion in January 2020 and 1.6 billion in January 2019. Our scalability distinguishes our platform from point solutions, and we can handle the biggest of enterprise needs. We facilitate the rapid delivery of a high volume of messages, which enables us to power a brand’s highest-volume events, whether they are expected, like Black Friday, or unexpected, like the sudden surge of food delivery demand during the COVID-19 pandemic. Forrester Research, Inc. has recognized the company as a Leader in “The Forrester WaveTM: Cross-Channel Campaign Management (Independent Platforms), Q3 2021.” Braze received the highest score in the Strategy category. The company was also named a Leader in “The Forrester WaveTM: Mobile Engagement Automation, Q3 2020,” where it earned the highest scores in both the Current Offering and Strategy (tied) categories.

Seamless, Real-Time Interoperability across the Customer Engagement Technology Stack

Our open APIs support easy-to-implement integrations with an expanding selection of technology partners, which we refer to as Braze Alloys, other third-party technology providers and in-house systems. These integrations allow our platform to import and export data to and from a wide variety of sources.

These seamless integrations with technology partners not only enrich the consumer insights collected by our platform but also increase the return on other technology investments by allowing other systems and tools to benefit from or add to the data and insights collected by our platform.

For example, a food delivery app may combine a consumer’s food preferences with weather data to either send a campaign to encourage a consumer to order in their favorite foods when a blizzard is forecasted or skip the “order-in tonight” discount on days when the weather is sunny. A retailer might reach out to a consumer when a favorite article of clothing goes on sale after confirming with their inventory management technology that the particular article of clothing is in stock in the consumer’s size and color preference.

Customer Engagement Expertise and Highly Engaged Community

When brands partner with us, they get access to strategic and technical advice from our experts and from a community of like-minded, forward-thinking marketers and product leaders.

Our documentation library, interactive online certification courses and customer success and technical support teams help brands design effective marketing strategies and use our platform to its maximum capability. Braze Bonfire, our virtual, global customer community, includes thousands of individuals across a wide spectrum of industries, business sizes, and roles. As of July 2021, over 3,000 community members use Braze Bonfire to exchange growth marketing and lifecycle marketing best practices, to give direct feedback to our product and engineering teams and to attend events and engage in professional networking.

Braze Firebrands, our customer advocacy group, consists of over 300 customers that represent us in the market. In addition to serving as references to prospective customers, they participate in case studies, speaking engagements and media interviews, adding to our brand equity and overall market awareness.

Market Opportunity

International Data Corporation estimates the market for marketing campaign management software to reach $15.0 billion in 2021 and $19.4 billion in 2024. We believe this understates our addressable market because in addition to marketing campaign management capabilities, we offer analytical tools that help companies better understand their consumers and improve the overall consumer experience.

We estimate that, based on our current average customer spending levels, the annual market opportunity for our solution is currently $16 billion in the United States alone. We calculate this estimate using the total number of U.S. companies with 50 or more employees per the U.S. Census Bureau. We segment these companies into five cohorts based on the number of employees: companies that have between 50 and 99 employees, companies that have between 100 and 1,499 employees, companies that have between 1,500 and 9,999 employees, companies that have between 10,000 and 19,999 employees, and companies that have 20,000 or more employees. We refine the number of companies in the United States within certain cohorts by estimating the percentage of companies in such cohorts that are likely to need a sophisticated customer engagement platform like ours. Next, we multiply the number of companies in each cohort by the average ARR for our customers in fiscal year 2021 with a corresponding number of employees. For cohorts with fewer than 20,000 employees, we use the average ARR for all customers within each cohort. For the 20,000 and greater employee cohort, we use the average ARR for the top 25% of our customers in that cohort measured by ARR. We believe there is further potential to expand our market opportunity, because the average ARR is based on the current usage of our platform, which we believe will continue to increase as we further penetrate our existing customer base and release additional functionality. We believe there is also significant opportunity outside the United States. See the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Factors Affecting Our Performance” for additional information regarding our ARR.

Growth Strategy

The principal components of our growth strategy are:

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Acquire new customers: We intend to continue to expand our customer base in verticals where we already have a strong presence, such as retail, eCommerce, media, entertainment, and on-demand services, and to increase our presence in verticals where we are not yet strongly represented. Through our sales and marketing efforts, we plan to capitalize on the ongoing digital transformation in regulated industries like healthcare and financial services to further propel adoption of our technology.

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Expand within our existing customer base: We believe we can achieve significant growth by expanding sales within our existing customer base. We expand the use of our platform by existing customers by, among others, adding new channels and increasing the messaging volume we sell to our customers as their businesses and needs continue to grow and as they reach additional consumers, which in turn leads to a need for greater messaging capacity. Our successful land-and-expand strategy is evidenced by our dollar-based net retention rate, which for the trailing 12 months ended July 31, 2021, January 31, 2021 and January 31, 2020 was 125%, 123% and 126%, respectively, for all our customers, and 135%, 133% and 127%, respectively, for our customers with ARR of $500,00 or more.

We also anticipate that as more customers reach higher levels of digital sophistication, they will invest in additional data streaming and data management capabilities. We see an opportunity within our customers’ organizations to create new use cases for our platform as they broaden the use of our platform beyond the traditional marketing team, as marketers become more technically savvy, as technologists work more closely with marketing teams, and as data scientists become more influential within their organizations. Given that many of our customers are multinational conglomerates, we also see the opportunity to further penetrate our existing customer base by expanding to new brands and new geographies within those existing customer organizations.

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Expand geographically: We believe there is a significant opportunity to continue to expand usage of our platform outside the United States, both by expanding our presence in international markets where we operate today and by entering markets we have not yet penetrated. We expect to increase market penetration in regions like Europe and Asia-Pacific and to further capitalize on the greenfield opportunity in regions such as Latin America. For example, in the second half of our last fiscal year, we entered into a joint venture with Japan Cloud Computing Co., Ltd to facilitate further expansion into the Japanese market.

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Expand our technology leadership through continued investment and new products: We are focused on investing in research and development to continue to enhance our platform. For example, we continue to develop our artificial intelligence capabilities to enable brands to better analyze and act on customer data. We believe our market-driven product development approach maximizes the return on new feature development and channel expansion. Our customers consistently volunteer to participate in the testing of new products, which indicates their appetite for new and innovative functionality. We believe our continued innovation will provide new avenues for growth through which we will continue to deliver differentiated outcomes for our customers.

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Continue to increase and strengthen our partnerships: We have built and plan to continue investing in direct integrations with technology partners that augment our core offering with a broad range of complementary offerings, including data augmentation and enrichment, analytics, and channel extensions. We are also expanding our relationships with the ecosystem of solution partners, marketing agencies, and consultancies that offer opportunities for new customer referrals.

Our Products

We offer a single, vertically integrated platform that encompasses the major functionalities, or layers, required for modern customer engagement: data ingestion, classification, orchestration, personalization, and action.

Data Ingestion

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Braze SDKs: The primary way in which customers integrate our platform into their websites and applications is via our software development kits, or SDKs. SDKs are software libraries that reside within our customers’ applications or websites, automatically managing data ingestion and the delivery of mobile and web notifications, in-application / in-browser interstitial messages, and Content Cards. Our SDKs can be integrated into a wide variety of digital interfaces including iOS, Android, Desktop / Mobile Web, connected TVs, the Unity and Unreal game engines, and application development frameworks such as React Native and Cordova. By embedding new messaging capabilities directly in our SDKs, we can rapidly deploy new functionality to our customers, with little to no additional effort on their part.

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REST API: The majority of our customers also integrate via connecting to server-to-server APIs. The Braze REST API can be used to import or export data or to trigger workflows between Braze and brands’ existing technology stacks. For example, customers can send messages using Braze within internal business processes or connect Braze to third-party services such as customer data platforms or attribution providers.

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Partner Cohort Syncing: Brands can sync user cohorts from partners such as Amplitude or Mixpanel to our platform. They can then use membership in these user cohorts as additional criteria in the Braze Classification layer.

Classification

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Segmentation: Customers can define reusable segments of consumers based upon attributes, events, or predictive propensity scores from our machine learning algorithms. Braze Segments are updated in real-time as data is ingested, allowing them to stay up-to-date with the latest data inputs.

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Segment Insights: Segment Insights allows customers to analyze how segments are performing relative to each other across a set of pre-selected key performance indicators. Additionally, customers can use this tool to understand the factors that determine which consumers belong to a particular segment.

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Predictive Suite: Our Predictive Suite allows customers to identify groups of consumers that are of critical business value such as “consumers who are likely to churn.” Our platform uses machine learning to automatically identify consumers who have a propensity to behave similarly to the identified audience, allowing customers to preemptively engage these consumers and thereby encourage or discourage their predicted behaviors.

Orchestration

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Canvas: Canvas is our flagship orchestration tool, allowing customers to create journeys, mapping out multi-step, cross-channel messaging experiences such as onboarding flows, nurture campaigns, win-back strategies, and more. Canvases are designed to be flexible and real-time, able to execute nearly any digital marketing campaign strategy that customers can envision. Canvas is natively cross-channel and customers use it to design and execute strategies that span all of the platforms and channels that our platform supports. Using Canvas, customers can create multiple variants of a journey and automatically optimize customer journeys based on the performance of the variants.

The below graphic displays what a Braze customer sees when creating a Canvas. Each Canvas has entry rules that define when the journey should begin for each user and the set of users to whom the journey should apply. In addition to the entry criteria, there are additional rules for each individual step of the journey that define which users reach that step and when. The below graphic depicts the set of rules associated with a particular step.

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Campaigns: Campaigns allow customers to send one set of single-channel or multi-channel messages to be delivered to customers in a particular user segment. Campaigns can be one-time or recurring sends that are delivered on a time-based schedule, or can be sent in response to a user’s actions, or triggered by an API call. Campaigns support all of Braze’s messaging channels and offer experimentation such as A/B testing.

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Event and API Triggering: Messages, steps within a Canvas, or entire Canvas flows can be triggered in a variety of ways, such as when events of a certain type are received or when API calls are initiated from our customers’ servers.

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Frequency Capping and Rate Limiting: Customers can limit the number of messages sent from the platform by capping the frequency of message type (e.g., no more than three push notifications per week or no more than one promotional email per day), or by limiting the speed at which our platform sends messages (e.g., no more than 10,000 messages per minute).

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Intelligent Selection: Our platform can automatically run a multi-armed bandit optimization to improve the outcomes of a recurring Canvas or Campaign. Consumers can traverse different Canvas paths or receive different Campaign variations in a manner designed to maximize the total number of conversions.

•	Reporting and Analytics: We provide a variety of analytics features to help our customers understand and improve their customer engagement strategies:

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Campaign and Canvas Analytics: Our platform provides analytics breakdowns for all Campaigns and Canvases, including tracking conversion rates. Customers can create multiple variants and results can be compared statistically against one another or a control.

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Funnel and Retention Reports: Customers can analyze the retention uplift caused by a messaging strategy, or create and analyze funnels of actions that were taken by consumers after receiving a message.

•	Report Builder: Customers can create custom reports to analyze the total uplift and aggregate statistics from their usage of our platform.

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Global Holdout Groups: To allow customers to isolate the impact of their marketing efforts, customers can create global holdout groups, consisting of consumers who should only receive a subset of critical communications from the customer (e.g., password reset emails) and otherwise be held out from all communication. Lifetime value of this holdout group can be easily compared against that of consumers who received the full suite of Braze engagement.

Personalization

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Liquid Templating: Customers can personalize messages using the Liquid Templating language to inject personalized content into their messages. Our platform allows customers to flexibly utilize a wide variety of data in this templating process, including data ingested and stored on consumer profiles, as well as contextual data, such as properties of a consumer action that triggered a message flow. Personalization options include use cases such as listing a set of consumer-specific recommendations or creating complex if/else logic inside of a message to conditionally determine what content to deliver.

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Connected Content: Customers can connect to remote servers (including both third-party and partners and first-party customer-owned endpoints) and pull back data for advanced personalization use cases. For example, customers can personalize messages on a one-to-one basis by connecting to a recommendation engine or modify messages to a user based upon the current weather at the user’s location.

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Content Blocks: Customers can store and reuse blocks of content (including Liquid Templating content) which can be used across multiple messages. Content Blocks can also be updated and managed via API, extending their functionality and connecting them to customer data sources dynamically.

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Intelligent Timing: Our platform will automatically calculate when consumers are most likely to engage with a particular messaging channel, and can send messages to consumers at the time that is optimal for them based upon their behavior patterns for a particular channel.

•	Promotion Codes: Customers can store promotion codes within the platform, and use them to serve unique, one-time use promotional coupon codes to consumers.

Action

•	In-Product Messaging:

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In-App and In-Browser Messages: Our platform offers a variety of interstitial messages that can be added to mobile applications and web browsers for engagement use cases – ranging from reminders, confirmation dialogs, promotions, surveys, and more. These in-experience messages can be built from templates or built from scratch with nearly infinite customizability.

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Content Cards: In addition to ephemeral messages, we offer Content Cards, a proprietary Braze product where a personalized feed of user-controllable content is embedded directly into applications and browsers for persistent viewing.

•	Out-of-Product Messaging:

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Push Notifications: Our platform provides robust push notification messaging capabilities across both mobile and web. In addition to supporting push notifications on all major platforms, we have released advanced functionality such as Push Stories (paginated image carousels within notifications) to increase the power and flexibility of the channel.

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Email: Our platform provides a full suite of email engagement technology, including email template editing and management, link tracking and heatmap analytics, email preference centers, and seed lists. We also support advanced email content types such as Accelerated Mobile Pages, or AMP, which enables marketers to embed interactive elements.

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SMS and MMS: Our platform offers a native product for SMS and MMS messaging. In addition to sending messages via the SMS and MMS protocols, customers can manage links and analytics and respond to inbound keyword responses with an automated follow-up message.

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Ad Network Integrations: Using Braze Audience Sync with Facebook or Google, brands can sync user data from Braze to Facebook Custom Audiences and Google Display Network to deliver advertisements based upon behavioral triggers, segmentation and more.

•

Webhooks: Our platform offers flexible webhooks, allowing customers to connect Braze to any external application via outbound web requests, using all of the targeting and templating mechanisms available on other channels. Customers can use webhooks for utility purposes (such as messaging to their own servers) as well as to build integrations with other third-party partner systems, such as to direct mail providers, extending the range and utility of our platform.

•	Transactional Messaging: We offer an optional premium service with even higher speed and reliability guarantees for critical use cases.

•

Braze Currents: All data sent to and generated by our platform can be exported to a range of partner systems. These systems include data storage partners such as Microsoft Azure, Amazon Web Services, and Google Cloud; Customer Data Platforms such as Segment, mParticle and Tealium; and analytics providers such as Amplitude and Mixpanel. Braze Currents can also export data to generic web endpoints for maximum flexibility. Customers can use these integrations to leverage their Braze data elsewhere within their technology ecosystem, thereby enabling tighter collaboration between marketing/growth teams and their partners in business intelligence or engineering.

•	Snowflake Data Sharing: Alongside Braze Currents, data tracked and stored within our platform can also be accessed directly via our partnership with Snowflake using Snowflake’s Data Sharing mechanism.

In addition, we provide several features for general management of our platform designed to allow customers of all sizes to maximize their efficiency:

•

Activity Logs: we provide activity logs for major actions that occur in our platform, and changelogs for updates to objects such as Campaigns, Segments, or Canvases on our dashboard. These logs allow customers to troubleshoot their integrations and audit their team’s activities on the platform.

•	Media Library: we offer a media library consisting of images that can be stored and reused in messages across the entire platform.

•	User Permissions: we provide a complete set of Role-Based Access Controls, or RBAC, to allow large global teams to manage our platform effectively. In addition to these RBAC mechanisms, we offer

Braze Teams, which allows customers to break their consumer base into segments based on the consumer’s country, language, or a custom attribute. With Braze Teams, customers can create groups to manage individual regions or subsets of their businesses while restricting their ability to view or manage data outside of their assigned region.

Our Customers

Our platform is designed to serve the needs of customers across sizes, stages of growth, industries, and geographies. As of July 31, 2021, we had 1,119 customers, up from 890 customers as of January 31, 2021 and 728 customers as of January 31, 2020. Our customers span a wide variety of sizes and industries, and include:

Customer Case Studies

The following are representative examples of how some of our customers have benefited from using Braze:

Canva is a software-as-a-service company based in Sydney, Australia. Canva offers an online design and publishing platform and has a mission to empower everyone in the world to design anything and publish anywhere.

The Situation

In order to better support its design community with accurate and helpful content, Canva needed a way to reach millions of users across the globe with relevant information tailored to their local interests in numerous languages.

The Solution

Using Braze, Canva executed an email campaign that increased weekly email volume from 30 million to 50 million sends while using daily volume limitations designed to maintain deliverability rates. Canva also used Braze’s Connected Content feature to create user email campaigns with localized, transcreated content in 20 different languages.

The Impact

By using our platform, Canva was able to increase engagement rates easily and at scale. Despite a significant increase in weekly email volume, Canva maintained a 99% email deliverability rate while increasing email open rates by 33% and engagement by 2.5% across millions of users.

“With Braze, we’re able to better serve the global design community quickly and at scale. The capabilities of the platform improve our flexible and creative messaging strategy, enabling us to evolve with our diverse set of users.”

Emily Stewart,

Product Manager for MarTech

at Canva

Ibotta is a consumer software company based in Denver, Colorado. It is a free-to-use cash back rewards platform that has delivered $1 billion in cumulative cash rewards to its users for making purchases in-store, on mobile apps or via websites.

The Situation

Ibotta needed the ability to create custom user experiences that drove more value, app engagement, and real brand loyalty.

The Solution

By leveraging our platform’s Connected Content feature and in-house machine learning models, Ibotta could instantly populate emails with individually-relevant recommendations and highly-personalized shopping lists complete with valuable rewards.

The Impact

By curating highly-personalized experiences, Ibotta drives high value and engagement with its Savers. The customer shopping list email using our Connected Content feature had a 15% open rate, 1% click-through rate, and 8% conversion rate, an increase of approximately 200% from previous Ibotta campaigns.

“Connected Content allows Ibotta to surface content that is highly personalized, helping to improve the experience and increase the value of our product for our users. This drastically improves the user experience and their relationship with Ibotta as a leading brand in helping consumers be rewarded for what they buy and where they shop.”

Rich Donahue,

Chief Marketing Officer

at Ibotta

PureGym Limited is a chain of low-cost health clubs headquartered in Leeds, West Yorkshire. It is Britain’s largest gym chain by membership, with over 1,000,000 members registered to nearly 300 gyms across the UK.

The Situation

PureGym needed to address high rates of users who bought memberships but cancelled them by targeting these former users to rejoin PureGym.

The Solution

PureGym partnered with Braze and a Braze Alloys partner to create an email and SMS campaign and to test messages for different audience groups to improve creative content and experiment with message frequency—thus optimizing campaigns and using data to inform future offers to former members.

The Impact

PureGym increased email open rates by 69%, with former users who received retargeting emails showing a 206% higher conversion rate, as compared to emails sent to all users. Click-through rate also increased by 89% for these former users.

“The ex-member population is so important to our business—as many as 20% of people who join PureGym each month are re-joiners. With Braze, we can engage them in the right ways, convert them, and bring them back to their local gyms.”

James Edwards,

Head of CRM

at PureGym

Our Technology

Our platform was built to support a global audience with different mobile devices, network connections, and high-volume usage patterns. We offer SDKs for installation into customers’ applications on platforms such as Android, iOS, Web, tvOS, Roku and more. Our SDKs are built with resiliency in mind, as they have been installed worldwide billions of times on devices of varying specs and operating systems that may not always have a stable internet connection or strong battery life.

Our platform automatically scales data processing and message sending capacity up or down based on current and anticipated needs. We have designed a multi-tenant architecture that allows database and compute resources to be provisioned automatically on a per-customer basis. Our real-time event processing system processes data immediately and enables computation of audience segment eligibility, message triggering, message cancellation, and customer journey advancement in real-time.

Privacy and security are built by design into our systems. Our platform is preconfigured with data retention policies, and our user profile data model encodes customer data on a company-level. We provide a variety of security controls, such as IP allow list, single sign-on, role-based access control, and two-factor authentication. We are ISO 27001 certified, perform annual SOC 2 Type II audits and offer a HIPAA-compliant version of Braze. We also enter into the EU SCCs with our customers that require it, and we provide supplemental measures to enable our customers to rely on the use of the SCCs in compliance with EU data privacy requirements. We will need to review and update our contractual arrangements with our customers (as well as other third parties) in order to implement the new EU SCCs where applicable once they are in effect. Our customers may elect United States or European hosting options for their data and related processing.

Our Competition

The market for customer engagement solutions is evolving and highly competitive. There are several established and emerging competitors that address specific aspects of customer engagement, but we believe that none of our competitors currently offer comparable comprehensive customer engagement solutions. We face intense competition from software companies that offer marketing solutions, such as legacy marketing clouds like Adobe and Salesforce, and point solutions like Airship, Iterable, Leanplum, MailChimp and MoEngage.

Many of our existing competitors have, and our potential competitors could have, substantial competitive advantages, such as greater name recognition, longer operating histories, larger sales and marketing budgets and resources, greater customer support resources, lower labor and development costs, larger and more mature intellectual property portfolios and substantially greater financial, technical and other resources than we do. In addition, our competitors may have an advantage in markets where our policies regarding the use of customer data are more restrictive than local laws, regulations, policies and standards. For example, competitors willing to sell customer data in markets where such activity is permissible may have a pricing advantage over us in such markets. With the introduction of new technologies and the entry of new competitors into the market, we expect competition to persist and intensify in the future. In addition, merger and acquisition activity in the technology industry could increase the likelihood that we compete with other large technology companies. This could harm our ability to increase sales, maintain or increase subscription renewals, and maintain our prices.

Conditions in our market could change rapidly and significantly as a result of technological advancements, partnering among our competitors or continuing market consolidation. Some of our larger competitors also have substantially broader product lines and market focus and therefore may not be as susceptible to downturns in a particular market. New start-up companies that innovate, and large companies that are making significant investments in research and development, may invent similar or superior products and technologies that compete with one or more of our platform offerings. In addition, some of our competitors may enter into new alliances with each other or may establish or strengthen cooperative relationships with agency partners, technology and application providers in complementary categories, or other parties. Competitors may also consolidate with existing partners that we rely on, and as a result we could lose such partnerships. Any such consolidation, acquisition, alliance or cooperative relationship could lead to pricing pressure, a loss of market share or a smaller addressable share of the market and could result in a competitor with greater financial, technical, marketing, service and other resources, all of which could harm our ability to compete.

Some of our larger competitors use their broader product offerings to compete with us, bundling their competitive products with other products being purchased from that company by a customer or closing access to their technology platform, thereby making it more difficult for customers to integrate. Potential customers may prefer to purchase from their existing suppliers rather than a new supplier, regardless of product performance or features. Furthermore, potential customers may be more willing to incrementally add solutions to their existing infrastructure from competitors than to replace their existing infrastructure with our platform and offerings. These competitive pressures in our market, or our failure to compete effectively, may result in price reductions, fewer sales, reduced revenue and gross margins, increased net losses and loss of, or failure to expand, our market share.

Our Culture

We believe our culture and core values are critical to our success and have delivered tangible financial and operational benefits to our customers, employees, and stockholders. We are a mission-driven company and have designed our core values as a guiding set of principles for our employees and business.

Our core values are:

•	Take Your Seat at the Table: Our community welcomes and respects our employees’ unique talents and perspectives. We encourage employees to roll up their sleeves and join in as we build Braze together.

•	Don’t Ignore Smoke: With constant vigilance, we help each other notice issues before smoke turns to fire. When employees come to us, we celebrate the messenger and assist them however we can.

•	Shape the Future: We believe in the positive trajectory of change. We make investments, take calculated risks and guide others down the path of our vision for the future.

•	Embrace Curiosity: We are explorers of details and new horizons. We embrace a growth mindset and pursue our curiosities to acquire new mastery and hone existing skills.

•	Seek the Truth: We combine intelligence with humility to challenge our assumptions and ask thoughtful questions. We make better decisions by deeply understanding our world.

•	Be a Human: Each of us contributes to the Braze culture through our individuality. We operate with integrity, and above all else, we are kind.

Our core values were built from the ground up by our employees and represent what our employees have told us Braze means to them. Accordingly, these core values represent not only the ideals of our business, but the guiding tenets of how we operate every day, including how we communicate, how we make decisions, and how we treat our customers and our colleagues.

We believe that our core values make us not only a great place to work, as evidenced by our being named one of the best places to work in 2019 and 2020 by Inc. Magazine, but also support and foster the creativity, diversity and agility of our employees, and, by extension, our business. As we continue to grow, our core values allow us to be proactive in providing that every single person at Braze has a platform to be seen, heard and celebrated.

Diversity, Equity and Inclusion

We believe our impact is greatest when our workforce represents the diverse and global community that we serve. Accordingly, we started our Braze For ALL initiative in 2018 in support of our view that diversity, equity and inclusion, or DE&I, efforts are integral to our success and a key part of our core values. As part of our Braze For ALL initiative, our DE&I efforts include:

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Hiring Practices: We use a number of techniques focused on the achievement of a diverse workforce. For instance, we try to utilize recruitment strategies that will provide a diverse pipeline of candidates, including partnerships with colleges, universities and non-profit organizations that support underrepresented populations from which we can source talent.

•

Employee Resource Groups: Employee resource groups at Braze are employee-led and organizationally-supported groups of employees that are drawn together by shared characteristics (such as ethnicity, gender, sexual orientation, etc.) or shared interests. Participation is open to all. Our employee resource groups serve as a resource, point of connection and community for underrepresented employees and their allies, and are an important part of building and maintaining an equitable, diverse and inclusive workforce and community.

•

Cultural Education, Bias Mitigation and Allyship: We provide regular programming on cultural awareness, bias mitigation and allyship, including through partnerships with third parties. All new hires are required to participate in unconscious bias and diversity training.

As of July 31, 2021, our workforce was, based upon employee self-identification, 60.5% white, 19.8% Asian, 5.1% of two or more racial groups, 4.6% black, 3.4% of Hispanic or Latin background, 2.9% of our workforce identified as an ethnicity not included in these groups and the remainder declined to self-identify or did not respond. As of the same date, based upon employee self-identification, our workforce was 56.3% male, 41.3% female, 0.3% non-binary or gender fluid and the remainder declined to self-identify or did not respond.

Social Responsibility and Community Initiatives

We live our core values at Braze. Not only do our core values express how we drive our business, but they reflect how we seek to support the communities of which we are a part.

This is best reflected in our desire to improve our communities through a number of social initiatives, core among them our participation in the joint-initiative Tech for Black Founders. As part of Tech for Black Founders, our mission is to create an ecosystem that provides resources and technology to empower Black-founded businesses and level the playing field for underserved founders. All companies led by one or more Black founders that have bootstrapped or raised less than $30.0 million in venture capital financing and with fewer than 150 employees are eligible for this program. Companies that satisfy these criteria are eligible to use our certain aspects of our platform and certain products for free for a year, with the ability to apply for an additional year if the company continues to meet the applicable criteria.

We have also established the Braze Cares initiative which focuses on our charitable giving and fostering opportunities for our employees to volunteer in their communities. As of July 31, 2021, through our Braze Cares program, we and our employees have made donations of approximately $260,000 to over 400 organizations. Our employees have also volunteered with numerous organizations worldwide as part of this program.

We are also joining the Pledge 1% movement and are reserving up to 964,647 shares of our Class A common stock (representing approximately     % of our outstanding capitalization immediately prior to this offering), which we may donate over the next ten years to fund our social impact and environmental, social, and governance initiatives. We may also donate our time and technology, in addition to our equity and financial resources, to support our social responsibility and community initiatives. These efforts are a reflection of our core values.

Sales and Marketing

We sell subscriptions to our platform primarily through a direct sales force with primary operations in New York City, San Francisco, Chicago, London, Berlin, Austin, Tokyo and Singapore. Our team of account executives is responsible for selling to new customers as well as existing customers who may renew their subscriptions, increase the usage of our platform over time and expand the deployment of our platform across their organizations. In addition, we sell our platform through our joint venture in Japan, as well as through resellers in South Korea, Australia and Latin America.

Our marketing activities are designed to build broad brand awareness, generate thought leadership and create demand and leads for our sales organizations within our target markets. Our marketing programs target influencers and decision makers participating in the buying cycle, including the chief marketing officer, chief customer officer, chief technology officer, and other key functional marketing and technology heads. Additionally, we conduct marketing programs to engage with our customers to promote upsell and cross-sell opportunities, and we engage with industry analysts, consulting firms, marketing service providers, data and technology partners, marketing agencies and other platform partners, business and trade press and other industry experts who exert considerable influence in our market.

Intellectual Property

Intellectual property rights are important to the success of our business. We rely on a combination of patent, copyright, trademark and trade secret laws in the United States and other jurisdictions, as well as license agreements, confidentiality procedures, non-disclosure agreements with third parties, and other contractual protections, to protect our intellectual property rights, including our proprietary technology, software, know-how and brand. We use open source software in our services.

As of July 31, 2021, we owned 19 patents and had six patent applications pending for examination in the United States and no non-U.S. patents or patent applications. The pending U.S. patent applications, if issued, would be scheduled to expire in 2039 and 2040. Our pending U.S. patent applications may not result in issued patents. As of July 31, 2021, we owned 10 registered trademarks in the United States and 16 registered trademarks in various non-U.S. jurisdictions.

Although we rely on intellectual property rights, including patents, copyrights, trademarks and trade secrets, as well as contractual protections to establish and protect our proprietary rights, we believe that factors such as the technological and creative skills of our personnel, creation of new services, features and functionality, and frequent enhancements to our platform are more essential to establishing and maintaining our technology leadership position.

We control access to and use of our proprietary technology and other confidential information through the use of internal and external controls, including contractual protections with employees, contractors, customers and partners. We require our employees, consultants and other third parties to enter into confidentiality and proprietary rights agreements, and we control and monitor access to our software, documentation, proprietary technology and other confidential information. Our policy is to require all employees and independent contractors to sign agreements assigning to us any inventions, trade secrets, works of authorship, developments, processes and other intellectual property generated by them on our behalf and under which they agree to protect our confidential information. In addition, we generally enter into confidentiality agreements with our customers and partners. See the section titled “Risk Factors” for a more comprehensive description of risks related to our intellectual property.

Security, Privacy, Data Protection and Regulatory Matters

We are subject to a number of federal, state and foreign laws and regulations that involve matters central to our business. These laws and regulations may involve privacy, data security, data protection, rights of publicity, content regulation, intellectual property, competition, consumer protection, taxation, anti-bribery, anti-money laundering and corruption, economic or other trade prohibitions or sanctions or securities law compliance or other subjects. Many of these laws and regulations are still evolving and being tested in courts and could be interpreted and applied in a manner that is inconsistent across jurisdictions and may also be inconsistent with our current policies and practices, any or all of which could harm our business. In addition, the application and interpretation of these laws and regulations often are uncertain, particularly in the new and rapidly evolving industry in which we operate. The costs of complying with these laws and regulations are high and likely to increase in the future, particularly as regulation increases, our business grows and our geographic scope expands. Further, the impact of these laws and regulations may disproportionately affect our business in comparison to our peers in the technology sector that have greater resources. Any failure or perceived failure by us or the third parties we work with to comply with these laws and regulations may subject us to significant liabilities or penalties or otherwise adversely affect our business, financial condition or operating results.

For example, we and our customers are subject to a number of federal, state and foreign laws and regulations regarding privacy, data security and data protection, including with respect to the processing of personal data and direct marketing. In the United States, these include long-standing sectoral privacy laws, such as the Health Insurance Portability and Accountability Act of 1996, or HIPAA, which regulates processing of individually identifiable health information, the Telephone Consumer Protection Act, or TCPA, which regulates telemarketing and text message communications and the Controlling the Assault of Non-Solicited Pornography And Marketing Act of 2003, or CAN-SPAM, which regulates email marketing. They also include a new generation of privacy laws, such as the California Consumer Privacy Act of 2018, or CCPA, and the California Privacy Rights Act of 2020, or CPRA, which will begin to be enforced in July 2023, and which each broadly regulates the processing of personal information about California residents and has inspired proposals for comprehensive privacy legislation in other states and in the U.S. Congress. Virginia and Colorado also adopted comprehensive privacy laws. Virginia’s Consumer Data Protection Act will take effect concurrently with the CPRA on January 1, 2023, and the Colorado Privacy Act will take effect six months later on July 1, 2023. Both laws emulate the CCPA and the CPRA in many respects, but despite similarities each law includes its own unique compliance requirements. How these laws will be interpreted and enforced over time remains unclear, and we may be required to modify our practices or may be exposed to increased liability.

Laws, regulations, rules and standards across certain foreign jurisdictions apply broadly to our collection, use, retention, security, disclosure, transfer and other processing of personal information, many of which impose significant, stringent and complex compliance obligations. The nature of these obligations often varies significantly by jurisdiction. For example, both the European Union’s and United Kingdom’s implementations of the General Data Protection Regulation, together the GDPR, impose stringent operational requirements on entities processing personal information, including stringent requirements relating to the consent of data subjects in certain circumstances, expanded disclosures about how personal information is used, requirements to respect enhanced data subject rights in certain circumstances, requirements to conduct privacy impact assessments for “high risk” processing, limitations on retention of personal information, mandatory data breach notification and “privacy by design” requirements.

The GDPR also imposes strict rules on the transfer of personal information outside of the EEA or the United Kingdom to countries that have not been judged to ensure an adequate level of protection for personal information, including the United States. A July 2020 decision of the European Court of Justice that overturned the U.S.-EU Privacy Shield served to substantially limit the options that U.S. companies have for complying with the GDPR’s requirements for exporting personal data from Europe to other countries, like the United States, whose regulatory privacy regimes are not deemed adequate to provide appropriate protections to the personal data of EU citizens. In addition, while United Kingdom data protection regime currently permits data transfers from the United Kingdom to the EEA and other third countries covered by a European Commission adequacy decision, this is subject to change in the future, and any such changes could have implications for our transfers of personal data from the United Kingdom to the EEA and other third countries. Such transfers of personal information require the use of a valid “transfer mechanism” and, in many cases, the implementation of supplementary technical, organizational and/or contractual measures.

Penalties for non-compliance with the GDPR include fines of up to the greater of €20 million / £17.5 million or 4% of worldwide annual revenue for the preceding financial year. In addition to administrative fines, a wide variety of other potential enforcement powers are available to competent supervisory authorities in respect of potential and suspected violations of the GDPR, including extensive audit and inspection rights, and powers to order temporary or permanent bans on all or some processing of personal information carried out by non-compliant actors. The GDPR also confers a private right of action on data subjects and consumer associations to lodge complaints with supervisory authorities, seek judicial remedies and obtain compensation for damages resulting from violations of the GDPR. Additionally, as the United Kingdom has effectively transposed the European Union’s implementation of GDPR into the laws of the United Kingdom by way of the U.K. GDPR, this could expose us to two parallel regimes, each of which potentially authorizes similar fines, as well as potentially divergent enforcement actions for certain violations.

Our efforts to comply with privacy, data security and data protection laws and regulations may not always succeed, and we may in the future face litigation or government enforcement action alleging that we have violated them. These laws and regulations may also require us to change our business practices or limit the geographies in which we can offer our products. We or the third parties we work with may also experience a data breach or cybersecurity incident that could subject us to liability under data security and data protection laws. Our customers’ expectations regarding privacy and data security are also increasing as a result of increased data privacy regulation, and any failure to meet their expectations or contractual obligations to those customers may result in contract terminations and reduced demand for our services. For additional information, please see the section titled “Risk Factors — Risks Related to Privacy, Data Security and Data Protection Laws.” Many of these laws and regulations are subject to change and uncertain interpretation, and could result in investigations, claims, changes to our business practices, increased cost of operations, and declines in user growth, retention, or engagement, any of which could significantly harm our business.

Human Capital

As a technology company, our employees are our most valuable resource. We are led by a diverse, global, and talented team of software developers and subject matter experts who seek to understand our customers’ challenges and are dedicated to tackling them.

As of July 31, 2021, we had a total of 870 full-time employees. We have not experienced any work stoppages, and we consider our relations with our employees to be good. We offer employees a variety of professional development opportunities and encourage a performance-driven environment. We have focused on creating a robust culture to encourage retention and engagement. See “— Our Culture” above for additional information about our human capital management practices.

Our Locations

Our headquarters is located in New York City, where we lease approximately 84,000 square feet pursuant to two leases that expire in April 2024. We also lease additional office space in San Francisco, London, Singapore and Tokyo, and have a significant presence in Austin, Chicago and Berlin. These offices are leased, and we do not own any real property. We believe that our current facilities are adequate to meet our current needs.

Legal Proceedings

From time to time, we are involved in various legal proceedings arising from the normal course of business activities. We are not presently a party to any litigation the outcome of which, we believe, if determined adversely to us, would individually or taken together have a material adverse effect on our business, operating results, cash flows or financial condition. Defending such proceedings is costly and can impose a significant burden on management and employees. The results of any current or future litigation cannot be predicted with certainty, and regardless of the outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors.

MANAGEMENT

The following table sets forth information for our executive officers and directors as of July 31, 2021:

Name	Age	Position
Executive Officers:
William Magnuson	34	Chief Executive Officer and Chairman
Jonathan Hyman	35	Chief Technology Officer
Myles Kleeger	46	President and Chief Customer Officer
Isabelle Winkles	43	Chief Financial Officer
Susan Wiseman	62	General Counsel

Non-Employee Directors:
Neeraj Agrawal	48	Director
Phillip M. Fernandez	60	Director
Matthew Jacobson	37	Director
Tara Levy	47	Director
David Obstler	61	Director
Doug Pepper	47	Director

Executive Officers

William Magnuson has served as our Chief Executive Officer since January 2017 and as a member of our board of directors since August 2014. He previously served as our Chief Technology Officer from July 2011 to December 2016. Mr. Magnuson received his Masters of Engineering (MEng) and B.S. from the Massachusetts Institute of Technology. We believe that Mr. Magnuson is qualified to serve as a member of our board of directors based on his experience building and leading our business and his insight into corporate matters as our Chief Executive Officer.

Jonathan Hyman has served as our Chief Technology Officer since December 2016. He previously served as our Chief Information Officer from July 2011 to December 2016. Mr. Hyman received his A.B. in computer science from Harvard College.

Myles Kleeger has served as our President since December 2016 and our Chief Customer Officer since January 2018. He previously served as our Chief Revenue Officer from December 2014 to January 2018. Mr. Kleeger received his M.B.A. from New York University and his B.A. from Duke University.

Isabelle Winkles has served as our Chief Financial Officer since January 2020. Prior to joining us, Ms. Winkles served in various roles, including Vice President, Finance of Cognizant Technologies Solutions Corp., a professional services company, from April 2018 to January 2020 and Managing Director of Morgan Stanley & Co., an investment bank, from January 2016 to April 2018. Ms. Winkles received her M.B.A. from Harvard University and her B.S. from the Massachusetts Institute of Technology.

Susan Wiseman has served as our General Counsel since January 2016. She previously served as Managing Counsel, Commercial at Salesforce.com, Inc., a customer relationship management technology company, from August 2012 to December 2015. Ms. Wiseman received her J.D. from New York University School of Law and her B.S. from Northwestern University.

Non-Employee Directors

Neeraj Agrawal has served as a member of our board of directors since April 2016. He is a General Partner of Battery Ventures, a venture capital firm, where he has worked since August 2000. Mr. Agrawal has served as a director of Sprinklr, Inc. since August 2011, and he was previously a member of the boards of directors of Bazaarvoice, Inc., Coupa Software Incorporated, Marketo, Inc. and Wayfair, Inc. Mr. Agrawal received his B.S. in Computer Science from Cornell University and his M.B.A. from the Harvard Business School. We believe Mr. Agrawal is qualified to serve as a member of our board of directors based on his extensive business experience in the software and web services industries, his experience in venture capital and his service as a director of various public and private companies.

Phillip M. Fernandez has served as a member of our board of directors since May 2019. In 2016, he retired from Marketo, Inc., a marketing software company, where he served as Chairman and Chief Executive Officer, since co-founding the company in 2006. Prior to founding Marketo, Mr. Fernandez was President and Chief Operating Officer of Epiphany, Inc., a marketing software company, and before that, was Chief Operating Officer of Red Brick Systems Inc., an information technology consulting firm. Mr. Fernandez was a Venture Partner at Shasta Ventures, a venture capital firm, in 2017, and continues as a Special Advisor to Shasta Ventures. Mr. Fernandez received his B.A. in History from Stanford University. We believe Mr. Fernandez is qualified to serve as a member of our board of directors because of his more than 35 years of experience in the technology field.

Matthew Jacobson has served as a member of our board of directors since July 2017. He is a Partner at ICONIQ Capital, and a General Partner at ICONIQ Growth, an investment firm, where he has worked since September 2013 and sits on the firm’s investment and management committees. Mr. Jacobson has served as a director of Datadog, Inc. since July 2019, Sprinklr, Inc. since December 2014 and GitLab Inc. since August 2018, and serves as a director of a number of private technology companies. Mr. Jacobson received his B.S. in Economics from The Wharton School at the University of Pennsylvania. We believe that Mr. Jacobson is qualified to serve as a member of our board of directors because of his extensive experience in the venture capital and technology industries.

Tara Levy has served as a member of our board of directors since January 2020. Ms. Levy is the Vice President of Agency and Brand Solutions for Google, Inc., a commercial and consumer technologies company, a position she has held since April 2017. Ms. Levy also served as Vice President of Agency Solutions of Google from October 2014 to March 2017. Ms. Levy has served as a director of Bloomin’ Brands, Inc. since July 2013. She is also the Chair of the Board of Directors of the American Advertising Federation and a member of the Executive Committee and Board of Directors of the Ad Council. Ms. Levy received her M.B.A. and B.A. from Harvard University. We believe that Ms. Levy is qualified to serve as a member of our board of directors because of her extensive experience in the technology industry.

David Obstler has served as a member of our board of directors since May 2021. Mr. Obstler is the Chief Financial Officer of Datadog, Inc., a position he has held since November 2018. Prior that, Mr. Obstler held Chief Financial Officer positions at a number of other companies, including TravelClick, Inc., a hospitality technology company, where he served from September 2014 to October 2018; OpenLink Financial LLC, a financial services software provider, where he served from November 2012 to July 2014; MSCI Inc., a financial index and investment management software company, where he served from June 2010 to September 2012; and Risk Metrics Group, Inc., a risk management and corporate governance service provider, where he served from January 2005 to June 2010. Earlier in his career, Mr. Obstler held various investment banking positions at J.P. Morgan, Lehman Brothers and Goldman Sachs. Mr. Obstler received his M.B.A. from Harvard Business School and his B.A. from Yale University. We believe that Mr. Obstler is qualified to serve as a member of our board of directors because of his financial expertise, management experience and extensive experience in the technology industry.

Doug Pepper has served as a member of our board of directors since August 2014. He is a General Partner at ICONIQ Capital, an investment and venture capital firm, where he has worked since August 2019. Before that, Mr. Pepper served as Managing Director at Shasta Ventures from February 2016 to August 2019. He serves as a director of a number of private technology companies. Mr. Pepper received his M.B.A. from Stanford University and his B.A. from Dartmouth College. We believe that Mr. Pepper is qualified to serve as a member of our board of directors because of his extensive experience in the venture capital and technology industries.

Family Relationships

There are no family relationships among any of the directors or executive officers.

Composition of Our Board of Directors

Our business and affairs are managed under the direction of our board of directors. We currently have seven directors. All of our directors currently serve on the board of directors pursuant to the provisions of an amended and restated voting agreement between us and several of our stockholders. The amended and restated voting agreement will terminate upon the completion of this offering, after which there will be no further contractual obligations regarding the election or designation of our directors. Our current directors will continue to serve as directors until their resignation, removal or successor is duly elected.

Our board of directors may establish the authorized number of directors from time to time by resolution. In accordance with our amended and restated certificate of incorporation that will be in effect upon the completion of this offering, immediately after this offering, our board of directors will be divided into three classes with staggered three-year terms. At each annual meeting of stockholders, the successors to directors whose terms then expire will be elected to serve from the time of election and qualification until the third annual meeting following election. Our directors will be divided among the three classes as follows:

•	the Class I directors will be Matthew Jacobson and Phillip M. Fernandez, whose terms will expire at the first annual meeting of stockholders to be held following the completion of this offering;

•	the Class II directors will be Doug Pepper and Neeraj Agrawal, whose terms will expire at the second annual meeting of stockholders to be held following the completion of this offering; and

•	the Class III directors will be William Magnuson, David Obstler and Tara Levy, whose terms will expire at the third annual meeting of stockholders to be held following the completion of this offering.

We expect that any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one third of the directors. The division of our board of directors into three classes with staggered three-year terms may delay or prevent a change of our management or a change in control.

Lead Independent Director

William Magnuson serves as both our Chief Executive Officer and as Chairman of our board of directors. Our corporate governance guidelines provide that one of our independent directors may serve as the lead independent director at any time that Mr. Magnuson or anyone else who is not an independent director is serving as the chairman of the board of directors. Our board of directors appointed Phillip M. Fernandez, effective upon the completion of this offering, to serve as our lead independent director. As lead independent director, Mr. Fernandez will preside over periodic meetings of our independent directors and coordinate certain activities of the independent directors.

Director Independence

Our board of directors has undertaken a review of the independence of each director. Based on information provided by each director concerning her or his background, employment and affiliations, our board of directors has determined that none of our directors, other than William Magnuson, has any relationships that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors is “independent” as that term is defined under the listing standards. In making these determinations, our board of directors considered the current and prior relationships that each non-employee director has with our company and all other facts and circumstances our board of directors deemed relevant in determining their independence, including the beneficial ownership of our shares by each non-employee director and the transactions described in the section titled “Certain Relationships and Related Party Transactions.”

Committees of Our Board of Directors

Our board of directors has established an audit committee, a compensation committee and a nominating and corporate governance committee. The composition and responsibilities of each of the committees of our board of directors are described below. Members serve on these committees until their resignation or until otherwise determined by our board of directors. Our board of directors may establish other committees as it deems necessary or appropriate from time to time.

Audit Committee

Our audit committee consists of Neeraj Agrawal, Matthew Jacobson and David Obstler. Our board of directors has determined that each member of our audit committee satisfies the independence requirements under Nasdaq listing standards and Rule 10A-3(b)(1) of the Securities Exchange Act of 1934, as amended, or the Exchange Act. The chair of our audit committee is Mr. Obstler, who our board of directors has determined is an “audit committee financial expert” within the meaning of SEC regulations. Each member of our audit committee can read and understand fundamental financial statements in accordance with applicable requirements. In arriving at these determinations, our board of directors has examined each audit committee member’s scope of experience and the nature of their employment in the corporate finance sector.

The principal duties and responsibilities of our audit committee include, among other things:

•	selecting a qualified firm to serve as the independent registered public accounting firm to audit our financial statements;

•	helping to ensure the independence and performance of the independent registered public accounting firm;

•	helping to maintain and foster an open avenue of communication between management and the independent registered public accounting firm;

•

discussing the scope and results of the audit with the independent registered public accounting firm, and reviewing, with management and the independent accountants, our interim and year-end operating results;

•	reviewing our policies on risk assessment and risk management;

•

reviewing with management and the independent registered public accounting firm the scope, design, adequacy and effectiveness of internal control over financial reporting, including the Company’s information and cyber security systems, and the Company’s disclosure controls and procedures;

•

obtaining and reviewing a report by the independent registered public accounting firm at least annually, that describes its internal quality-control procedures, any material issues with such procedures, and any steps taken to deal with such issues when required by applicable law;

•	developing procedures for employees to submit concerns confidentially and anonymously about questionable accounting or audit matters;

•	reviewing related party transactions; and

•	approving (or, as permitted, pre-approving) all audit and all permissible non-audit services to be performed by the independent registered public accounting firm.

Our audit committee will operate under a written charter, to be effective prior to the completion of this offering, that satisfies the applicable Nasdaq listing standards.

Compensation Committee

Our compensation committee consists of Phillip M. Fernandez, Tara Levy and Doug Pepper. The chair of our compensation committee is Mr. Fernandez. Our board of directors has determined that each member of our compensation committee is independent under Nasdaq listing standards and that each of Mr. Fernandez, Ms. Levy and Mr. Pepper will qualify as a “non-employee director” as defined in Rule 16b-3 promulgated under the Exchange Act following the completion of this offering.

The principal duties and responsibilities of our compensation committee include, among other things:

•	approving the retention of compensation consultants and outside service providers and advisors;

•

reviewing and approving, or recommending that our board of directors approve, the employment agreements, the compensation, individual and corporate performance goals and objectives and other terms of employment of our executive officers and other senior management, including evaluating the performance of our chief executive officer and, with his assistance, that of our other executive officers;

•	reviewing and approving, or recommending that our board of directors approve, the compensation of our directors;

•	administering our equity and non-equity incentive plans;

•	reviewing our practices and policies of employee compensation as they relate to risk management and risk-taking incentives;

•	reviewing and evaluating succession plans for the executive officers;

•	reviewing and approving, or recommending that our board of directors approve, incentive compensation and equity plans; and

•	reviewing and establishing general policies relating to compensation and benefits of our employees and reviewing our overall compensation philosophy.

Our compensation committee will operate under a written charter, to be effective prior to the completion of this offering, that satisfies the applicable Nasdaq listing standards.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee consists of Tara Levy and Doug Pepper. The chair of our nominating and corporate governance committee is Ms. Levy. Our board of directors has determined that each member of our nominating and corporate governance committee is independent under Nasdaq listing standards.

The nominating and corporate governance committee’s responsibilities include, among other things:

•	identifying, evaluating, and selecting, or recommending that our board of directors approve, nominees for election to our board of directors and its committees;

•	approving the retention of director search firms;

•	evaluating the performance of our board of directors, the committees thereof and of individual directors, including overseeing an annual evaluation of the board’s performance;

•	considering and making recommendations to our board of directors regarding the composition of our board of directors and its committees;

•	reviewing possible conflicts of interest of our officers and directors; and

•	evaluating the adequacy of our corporate governance practices and reporting.

Our nominating and corporate governance committee will operate under a written charter, to be effective prior to the completion of this offering, that satisfies the applicable Nasdaq listing standards.

Code of Conduct

We have adopted a Code of Conduct that applies to all our employees, officers and directors. This includes our principal executive officer, principal financial officer and principal accounting officer or controller, or persons performing similar functions. The full text of our Code of Conduct will be posted on our website at www.braze.com. We intend to disclose on our website any future amendments of our Code of Conduct or waivers that exempt any principal executive officer, principal financial officer, principal accounting officer or controller, persons performing similar functions or our directors from provisions in the Code of Conduct. Information contained on, or that can be accessed through, our website is not incorporated by reference into this prospectus, and you should not consider information on our website to be part of this prospectus.

Compensation Committee Interlocks and Insider Participation

None of the members of the compensation committee is currently, or has been at any time, one of our officers or employees. None of our executive officers currently serves, or has served during the last year, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of our board of directors or compensation committee.

Non-Employee Director Compensation

The following table sets forth information regarding compensation earned by or paid to our non-employee directors for the fiscal year ended January 31, 2021:

Name	Option Awards ($)(1)(2)	Total ($)
Neeraj Agrawal	—	—
Phillip M. Fernandez	—	—
Matthew Jacobson	—	—
Tara Levy	666,120	666,120
David Obstler(3)	—	—
Doug Pepper	—	—

(1)

Amounts reported represent the aggregate grant date fair value of the stock options granted to our non-employee directors during the fiscal year ended January 31, 2021 under our 2011 Plan, computed in accordance with Accounting Standards Codification Topic 718, Compensation — Stock Compensation. The assumptions used in calculating the grant date fair value of the stock options reported in this column are set forth in the notes to our audited consolidated financial statements included elsewhere in this prospectus. This amount does not reflect the actual economic value that may be realized by the non-employee director.

(2)

The following table provides information regarding the number of shares of our Class B common stock underlying options granted to our non-employee directors that were outstanding as of January 31, 2021:

Name	Option Awards Outstanding at Year- End (#)
Neeraj Agrawal	—
Phillip M. Fernandez	179,692
Matthew Jacobson	—
Tara Levy	136,500
David Obstler	—
Doug Pepper	—

(3)	Mr. Obstler was appointed to our board of directors in May 2021.

Mr. Magnuson, our Chief Executive Officer, is also a member of our board of directors but does not receive any additional compensation for his service as a director. See the section titled “Executive Compensation” for more information regarding the compensation earned by Mr. Magnuson. Paul Ghermezian and Paul Madera served as members of our board of directors and did not receive any compensation for their services during the fiscal year ended January 31, 2021.

Non-Employee Director Compensation Policy

Prior to the completion of this offering, we expect that our board of directors will adopt a non-employee director compensation policy that will become effective on the date of the underwriting agreement related to this offering. This compensation policy will be applicable to all of our non-employee directors and will provide that each such non-employee director will receive the following compensation for service on our board of directors:

•	an annual cash retainer of $ ;

•	an additional annual cash retainer of $ for service as non-executive chairperson;

•	an additional annual cash retainer of $ for service as lead independent director;

•

an additional annual cash retainer of $                 for service as a member of the audit committee, $                 for service as a member of the compensation committee and $                 for service as a member of the nominating and corporate governance committee;

•

an additional annual cash retainer of $                 for service as chairperson of the audit committee, $                 for service as chairperson of the compensation committee and $                 for service as chairperson of the nominating and corporate governance committee;

•

an initial RSU award granted upon a non-employee director’s initial election or appointment to the board of directors, with a value equal to $                 as of the date of grant and vesting in three equal annual installments on the first three anniversaries of the date of grant; and

•

a refresher RSU award, granted at each annual meeting of our stockholders held after the completion of this offering, to each non-employee director serving on such date, with a value equal to $                 (subject to adjustment as set forth in the compensation policy) as of the date of grant and vesting on the earlier of the first anniversary of the date of grant or the date immediately preceding the date of the following annual meeting of our stockholders.

The vesting of each non-employee director’s RSU award is subject to such director’s continuous service with us as of the applicable vesting date. Any awards granted under the policy that are unvested as of the occurrence of a change in control (as defined in the 2021 Plan) will automatically vest immediately prior to such change in control. Pursuant to the policy, the compensation described above, with respect to any fiscal year beginning in fiscal year 2023, shall be subject to the limits on non-employee director compensation set forth in the 2021 Plan. Each of the RSU awards described above will be granted under our 2021 Plan, the terms of which are described in more detail below under “Executive Compensation—Equity Incentive Plans—2021 Equity Incentive Plan.”

EXECUTIVE COMPENSATION

Our named executive officers for the fiscal year ended January 31, 2021, consisting of our principal executive officer and the next two most highly compensated executive officers, were:

•	William Magnuson, our Chief Executive Officer;

•	Isabelle Winkles, our Chief Financial Officer; and

•	Susan Wiseman, our General Counsel.

Fiscal Year 2021 Summary Compensation Table

The following table presents all of the compensation awarded to or earned by or paid to our named executive officers for the fiscal year ended January 31, 2021.

Name and Principal Position	Salary ($)	Bonus ($)	Option Awards ($)(1)		All Other Compensation ($)(2)	Total ($)
William Magnuson	315,000	307,400	—		3,048	625,448
Chief Executive Officer
Isabelle Winkles	400,000	55,072	1,998,360	(3)	3,048	2,456,480
Chief Financial Officer
Susan Wiseman	290,000	137,963	439,200		3,048	870,211
General Counsel

(1)

Amounts reported represent the aggregate grant date fair value of the stock options granted to our named executive officers during the fiscal year ended January 31, 2021 under our 2011 Plan, computed in accordance with Accounting Standards Certification Topic 718, Compensation — Stock Compensation. The assumptions used in calculating the grant date fair value of the stock options reported in this column are set forth in the notes to our audited consolidated financial statements included elsewhere in this prospectus. This amount does not reflect the actual economic value that may be realized by the named executive officer.

(2)	Amounts shown represent life insurance premiums paid by us on behalf of our named executive officers.
(3)	Ms. Winkles was hired as our Chief Financial Officer in January 2020. Amount reflects the grant date fair value of stock options awarded to Ms. Winkles in February 2020 in connection with her hiring.

Narrative to the Summary Compensation Table

Annual Base Salary

Our named executive officers receive a base salary to compensate them for services rendered to us. The base salary payable to each named executive officer is intended to provide a fixed component of compensation reflecting the executive’s skill set, experience, role and responsibilities. None of our named executive officers is currently party to an employment agreement or other agreement or arrangement that provides for automatic or scheduled increases in base salary. The base salaries for our named executive officers for the fiscal year ended January 31, 2021 were: (a) $315,000 for Mr. Magnuson; (b) $400,000 for Ms. Winkles; and (c) $290,000 for Ms. Wiseman. In February 2021, the base salaries for our named executive officers were adjusted for the fiscal year ended January 31, 2022 to: (a) $325,000 for Mr. Magnuson; (b) $400,000 for Ms. Winkles; and (c) $310,000 for Ms. Wiseman.

Bonus

Our named executive officers are eligible to receive discretionary annual bonuses of up to a target amount, with the exact amount of bonus to be determined based on individual performance, company performance or as otherwise determined to be appropriate, as determined by our board of directors.

Equity-Based Incentive Awards

Our equity award program is the primary vehicle for offering long-term incentives to our executives. We believe that equity awards provide our executives with a strong link to our long-term performance, create an ownership culture and help to align the interests of our executives and our stockholders. To date, we have used stock option grants for this purpose because we believe they are an effective means by which to align the long-term interests of our executive officers with those of our stockholders. The use of options also can provide tax and other advantages to our executive officers relative to other forms of equity compensation. We believe that our equity awards are an important retention tool for our executive officers, as well as for our other employees.

We award stock options and restricted stock unit awards broadly to our employees, including to our non-executive employees. Grants to our executives and other employees are made at the discretion of our board of directors and are not made at any specific time period during a year.

On February 4, 2020:

•

We issued to Ms. Winkles options to purchase 409,500 shares of our Class B common stock, 25% of which vested on January 31, 2021 and remainder of which vest in equal monthly installments beginning on January 31, 2021 and ending on January 31, 2024.

•	We issued to Ms. Wiseman options to purchase 90,000 shares of our Class B common stock, which vest in equal monthly installments beginning on February 1, 2020 and ending on February 1, 2024.

On April 20, 2021:

•

We issued to Mr. Magnuson options to purchase 450,000 shares of our Class B common stock with an exercise price of $35.01 per share, 25% of which vest on February 1, 2022 and the remainder of which vest in equal monthly installments beginning on February 1, 2022 and ending on February 1, 2025, and options to purchase 750,000 shares of our Class B common stock with an exercise price of $35.01 per share, 25% of which vest on February 1, 2023 and the remainder of which vest in equal monthly installments beginning on February 1, 2023 and ending on February 1, 2026.

•

We issued to Ms. Winkles options to purchase 40,000 shares of our Class B common stock with an exercise price of $35.01 per share, 25% of which vest on August 1, 2022 and the remainder of which vest in equal monthly installments beginning on August 1, 2022 and ending on August 1, 2025, and options to purchase 120,000 shares of our Class B common stock with an exercise price of $35.01 per share, 25% of which vest on August 1, 2023 and the remainder of which vest in equal monthly installments beginning on August 1, 2023 and ending on August 1, 2026.

•

We issued to Ms. Wiseman options to purchase 35,000 shares of our Class B common stock with an exercise price of $35.01 per share, 25% of which vest on August 1, 2022 and the remainder of which vest in equal monthly installments beginning on August 1, 2022 and ending on August 1, 2025, and options to purchase 75,000 shares of our Class B common stock with an exercise price of $35.01 per share, 25% of which vest on August 1, 2023 and the remainder of which vest in equal monthly installments beginning on August 1, 2023 and ending on August 1, 2026.

Prior to this offering, all of the stock options we have granted were made pursuant to our 2011 Plan. Following this offering, we will grant equity incentive awards under the terms of our 2021 Plan. The terms of our equity plans are described under “— Equity Incentive Plans” below.

Agreements with our Named Executive Officers

Prior to the completion of this offering, we expect to enter into confirmatory offer letters with Mr. Magnuson, Ms. Winkles and Ms. Wiseman governing their positions as our Chief Executive Officer, Chief Financial Officer and General Counsel, respectively. Each letter will have no specific term and will provide for at-will employment. Upon completion of this offering, Mr. Magnuson’s, Ms. Winkles’ and Ms. Wiseman’s annual base salaries will be $                , $                 and $                , respectively. Each of Mr. Magnuson, Ms. Winkles and Ms. Wiseman will be eligible for discretionary performance-based compensation to be paid on a quarterly basis, equal to $                , $                 and $                 annually, respectively, subject to individual and corporate performance goals.

In addition, each of our named executive officers will be entitled to benefits in accordance with our executive severance plan described below, and has executed our standard employee covenants agreement governing the protection of confidential information, intellectual property and inventions.

Executive Severance Plan

Prior to the completion of this offering, we expect that our board of directors will adopt an executive severance plan, or the executive severance plan, in which our named executive officers, and certain other executives and key employees, will participate.

The executive severance plan provides that upon (a) a termination of an eligible participant’s employment with us that is effected by us without “cause,” as defined in the executive severance plan, or (b) a resignation by an eligible participant for “good reason,” as defined in the executive severance plan, in each case outside of the change in control period, as defined in the executive severance plan, an eligible participant will be entitled to receive, subject to, among other things, the execution, delivery and effectiveness of a customary release of claims in our favor, (1) a lump sum cash payment equal to such eligible participant’s annual base salary then in effect (or a portion thereof depending on the employee designation of such eligible participant), (2) an additional lump sum cash payment equal to any earned but unpaid annual bonus for any performance years completed as of the date of termination and (3) continued payment of premiums for the eligible participant’s continued coverage under our health insurance plans for a period of time depending on the employee designation of such eligible participant.

The executive severance plan also provides that upon (a) a termination of an eligible participant’s employment with us that is effected by us without “cause” or (b) a resignation by an eligible participant for “good reason,” in each case within the change in control period, the eligible participant will be entitled to receive, subject to, among other things, the execution, delivery and effectiveness of a customary release of claims in our favor, (1) a lump sum cash payment equal to such eligible participant’s annual base salary then in effect (or a portion thereof depending on the employee designation of such eligible participant), (2) an additional lump sum cash payment equal to the sum of (i) any earned but unpaid annual bonus for any performance years completed as of the date of termination and (ii) a lump sum cash payment equal to the eligible participant’s target bonus (or a prorated amount thereof, depending on the employee designation of such eligible participant) for the year of termination, (3) continued payment of premiums for the eligible participant’s continued coverage under our health insurance plans for a period of time depending on the employee designation of such eligible participant and (4) accelerated vesting of certain outstanding and unvested equity awards held by such participant.

The payments and benefits provided under the executive severance plan in connection with a change in control may not be eligible for a federal income tax deduction by us pursuant to Section 280G of the Internal Revenue Code of 1986, as amended, or the Code. These payments and benefits may also subject an eligible participant, including the named executive officers, to an excise tax under Section 4999 of the Code. If the payments or benefits payable in connection with a change in control would be subject to the excise tax imposed under Section 4999 of the Code, then those payments or benefits will be reduced if such reduction would result in a higher net after-tax benefit to the recipient.

Outstanding Equity Awards as of January 31, 2021

The following table presents estimated information regarding outstanding equity awards held by our named executive officers as of January 31, 2021.

	Option Awards(1)
Name	Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)		Option Exercise Price ($)	Option Expiration Date
William Magnuson	430,512	467,948	(2)	$3.46	3/11/2029
Isabelle Winkles	102,375	307,125	(3)	$4.88	2/3/2030
Susan Wiseman	48,000	—		$1.6425	2/14/2028
	33,276	36,459	(4)	$3.46	3/11/2029
	20,625	69,375	(5)	$4.88	2/3/2030

(1)

All option awards listed in this table were granted pursuant to our 2011 Plan, the terms of which are described below under “— Equity Incentive Plans — Amended and Restated 2011 Equity Incentive Plan.”

(2)

The shares underlying these options vest in equal monthly installments until February 2023, subject to the executive officer’s continuous service through each such vesting date. In the event of a change of control, then the greater of (i) 50% of the number of unvested options and (ii) the number of options that would vest during the 12 months following the change of control will be immediately accelerated and become vested and exercisable.

(3)

The shares underlying these options vest in equal monthly installments until January 2024, subject to the executive officer’s continuous service through each such vesting date. If Ms. Winkles’ employment is terminated in connection with or within 12 months following a change of control, then the greater of (i) 50% of the number of unvested options and (ii) the number of options that would vest during the 12 months following the change of control will be immediately accelerated and become vested and exercisable.

(4)

The shares underlying these options vest in equal monthly installments until February 2023, subject to the executive officer’s continuous service through each such vesting date. If Ms. Wiseman’s employment is terminated in connection with or within 12 months following a change of control, the number of options that would have vested as of the date 12 months following the date of consummation of such change of control will be immediately accelerated and become vested and exercisable.

(5)

The shares underlying these options vest in equal monthly installments until February 2024, subject to the executive officer’s continuous service through each such vesting date. If Ms. Wiseman’s employment is terminated in connection with or within 12 months following a change of control, the number of options that would have vested as of the date 12 months following the date of consummation of such change of control will be immediately accelerated and become vested and exercisable.

Employee Benefit Plans and Perquisites

All of our current named executive officers are eligible to participate in our employee benefit plans, including our medical, dental, vision, disability and life insurance plans, in each case on the same basis as all of our other employees. Other than as described herein, we generally do not provide perquisites or personal benefits to our named executive officers.

Equity Incentive Plans

2021 Equity Incentive Plan

Prior to the completion of this offering, we expect that our board of directors will adopt, and our stockholders will approve, the 2021 Plan. We expect the 2021 Plan will become effective on the date of the underwriting agreement related to this offering. The 2021 Plan will come into existence upon its adoption by our board of directors, but no grants will be made under the 2021 Plan prior to its effectiveness. Once the 2021 Plan becomes effective, no further grants will be made under the 2011 Plan.

Awards. Our 2021 Plan will provide for the grant of incentive stock options, or ISOs, within the meaning of Section 422 of the Code to employees, including employees of any parent or subsidiary, and for the grant of nonstatutory stock options, or NSOs, stock appreciation rights, restricted stock awards, RSUs, performance awards and other forms of awards to employees, directors and consultants, including employees and consultants of our affiliates.

Authorized Shares. Initially, the maximum number of shares of our Class A common stock that may be issued under our 2021 Plan after it becomes effective will not exceed                  shares of our Class A common stock, which is the sum of (1)                  new shares, plus (2) an additional number of shares not to exceed                  , consisting of (A) shares that remain available for the issuance of awards under our 2011 Plan as of immediately prior to the time our 2021 Plan becomes effective and (B) shares of our Class A common stock subject to outstanding stock options or other stock awards granted under our 2011 Plan that, on or after the 2021 Plan becomes effective, terminate or expire prior to exercise or settlement; are not issued because the award is settled in cash; are forfeited because of the failure to vest; or are reacquired or withheld (or not issued) to satisfy a tax withholding obligation or the purchase or exercise price, if any, as such shares become available from time to time. In addition, the number of shares of our Class A common stock reserved for issuance under our 2021 Plan will automatically increase on January 1 of each calendar year, starting on January 1, 2022 through January 1, 2031, in an amount equal to (i)      % of the total number of shares of our common stock (both Class A and Class B) outstanding on December 31 of the year before the date of each automatic increase, or (ii) a lesser number of shares determined by our board of directors prior to the applicable January 1. The maximum number of shares of our Class A common stock that may be issued on the exercise of ISOs under our 2021 Plan will be                  shares.

Shares subject to stock awards granted under our 2021 Plan that expire or terminate without being exercised in full or that are paid out in cash rather than in shares will not reduce the number of shares available for issuance under our 2021 Plan. Shares withheld under a stock award to satisfy the exercise, strike or purchase price of a stock award or to satisfy a tax withholding obligation will not reduce the number of shares available for issuance under our 2021 Plan. If any shares of our Class A common stock issued pursuant to a stock award are forfeited back to or repurchased or reacquired by us (1) because of a failure to meet a contingency or condition required for the vesting of such shares, (2) to satisfy the exercise, strike or purchase price of an award, or (3) to satisfy a tax withholding obligation in connection with an award, the shares that are forfeited or repurchased or reacquired will revert to and again become available for issuance under the 2021 Plan. Any shares previously issued which are reacquired in satisfaction of tax withholding obligations or as consideration for the exercise or purchase price of a stock award will again become available for issuance under the 2021 Plan.

Plan Administration. Our board of directors, or a duly authorized committee of our board of directors, will administer our 2021 Plan and is referred to as the “plan administator” herein. Our board of directors may also delegate to one or more of our officers the authority to (1) designate employees (other than officers) to receive specified stock awards and (2) determine the number of shares subject to such stock awards. Under our 2021 Plan, our board of directors will have the authority to determine award recipients, grant dates, the numbers and types of stock awards to be granted, the applicable fair market value, and the provisions of each stock award, including the period of exercisability and the vesting schedule applicable to a stock award.

The plan administrator will have the power to modify outstanding awards under our 2021 Plan. Subject to the terms of our 2021 Plan, the plan administrator will have the authority to reprice any outstanding stock award, cancel and re-grant any outstanding stock award in exchange for new stock awards, cash or other consideration, or take any other action that is treated as a repricing under generally accepted accounting principles, with the consent of any adversely affected participant.

Stock Options. ISOs and NSOs are granted under stock option agreements adopted by the plan administrator. The plan administrator will determine the exercise price for stock options, within the terms and conditions of the 2021 Plan, provided that the exercise price of a stock option generally cannot be less than 100% of the fair market value of our Class A common stock on the date of grant. Options granted under the 2021 Plan will vest at the rate specified in the stock option agreement as determined by the plan administrator.

The plan administrator will determine the term of stock options granted under the 2021 Plan, up to a maximum of 10 years. Unless the terms of an optionholder’s stock option agreement, or other written agreement between us and the recipient approved by the plan administrator, provide otherwise, if an optionholder’s service relationship with us or any of our affiliates ceases for any reason other than disability, death, or cause, the optionholder may generally exercise any vested options for a period of three months following the cessation of service. This period may be extended in the event that either an exercise of the option or an immediate sale of shares acquired upon exercise of the option following such a termination of service is prohibited by applicable securities laws or our insider trading policy. If an optionholder’s service relationship with us or any of our affiliates ceases due to death, or an optionholder dies within a certain period following cessation of service, the optionholder or a beneficiary may generally exercise any vested options for a period of 12 months following the date of death. If an optionholder’s service relationship with us or any of our affiliates ceases due to disability, the optionholder may generally exercise any vested options for a period of 12 months following the cessation of service. In no event may an option be exercised beyond the expiration of its term.

Acceptable consideration for the purchase of Class A common stock issued upon the exercise of a stock option will be determined by the plan administrator and may include (1) cash, check, bank draft or money order, (2) a broker-assisted cashless exercise, (3) the tender of shares of our Class A common stock previously owned by the optionholder, (4) a net exercise of the option if it is an NSO or (5) other legal consideration approved by the plan administrator.

Unless the plan administrator provides otherwise, options, RSUs or stock appreciation rights generally are not transferable except by will or the laws of descent and distribution. Subject to approval of the plan administrator or a duly authorized officer, an option may be transferred pursuant to a domestic relations order, official marital settlement agreement, or other divorce or separation instrument.

Tax Limitations on ISOs. The aggregate fair market value, determined at the time of grant, of our Class A common stock with respect to ISOs that are exercisable for the first time by an award holder during any calendar year under all of our stock plans may not exceed $100,000. Options or portions thereof that exceed such limit will generally be treated as NSOs. No ISO may be granted to any person who, at the time of the grant, owns or is deemed to own stock possessing more than 10% of our total combined voting power or that of any of our parent or subsidiary corporations unless (1) the option exercise price is at least 110% of the fair market value of the stock subject to the option on the date of grant, and (2) the term of the ISO does not exceed five years from the date of grant.

Restricted Stock Unit Awards. RSU awards are granted under restricted stock unit award agreements adopted by the plan administrator. RSU awards may be granted in consideration for any form of legal consideration that may be acceptable to our board of directors and permissible under applicable law. An RSU award may be settled by cash, delivery of stock, a combination of cash and stock as deemed appropriate by the plan administrator, or in any other form of consideration set forth in the RSU award agreement. Additionally, dividend equivalents may be credited in respect of shares covered by an RSU award. Except as otherwise provided in the applicable award agreement, or other written agreement between us and the recipient approved by the plan administrator, RSU awards that have not vested will be forfeited once the participant’s continuous service ends for any reason.

Restricted Stock Awards. Restricted stock awards are granted under restricted stock award agreements adopted by the plan administrator. A restricted stock award may be awarded in consideration for cash, check, bank draft or money order, past or future services to us, or any other form of legal consideration that may be acceptable to our board of directors and permissible under applicable law. The plan administrator will determine the terms and conditions of restricted stock awards, including vesting and forfeiture terms. If a participant’s service relationship with us ends for any reason, we may receive any or all of the shares of Class A common stock held by the participant that have not vested as of the date the participant terminates service with us through a forfeiture condition or a repurchase right.

Stock Appreciation Rights. Stock appreciation rights are granted under stock appreciation right agreements adopted by the plan administrator. The plan administrator will determine the purchase price or strike price for a stock appreciation right, which generally will not be less than 100% of the fair market value of our Class A common stock on the date of grant. A stock appreciation right granted under the 2021 Plan will vest at the rate specified in the stock appreciation right agreement as determined by the plan administrator. Stock appreciation rights may be settled in cash or shares of Class A common stock or in any other form of payment as determined by our board of directors and specified in the stock appreciation right agreement.

The plan administrator will determine the term of stock appreciation rights granted under the 2021 Plan, up to a maximum of 10 years. If a participant’s service relationship with us or any of our affiliates ceases for any reason other than cause, disability, or death, the participant may generally exercise any vested stock appreciation right for a period of three months following the cessation of service. This period may be further extended in the event that exercise of the stock appreciation right following such a termination of service is prohibited by applicable securities laws. If a participant’s service relationship with us, or any of our affiliates, ceases due to disability or death, or a participant dies within a certain period following cessation of service, the participant or a beneficiary may generally exercise any vested stock appreciation right for a period of 12 months in the event of disability and 18 months in the event of death. In the event of a termination for cause, stock appreciation rights generally terminate immediately upon the occurrence of the event giving rise to the termination of the individual for cause. In no event may a stock appreciation right be exercised beyond the expiration of its term.

Performance awards. The 2021 Plan will permit the grant of performance awards that may be settled in stock, cash or other property. Performance awards may be structured so that the stock or cash will be issued or paid only following the achievement of certain pre-established performance goals during a designated performance period. Performance awards that are settled in cash or other property are not required to be valued in whole or in part by reference to, or otherwise based on, the Class A common stock.

The performance goals may be based on any measure of performance selected by the board of directors. The performance goals may be based on company-wide performance or performance of one or more business units, divisions, affiliates, or business segments, and may be either absolute or relative to the performance of one or more comparable companies or the performance of one or more relevant indices. Unless specified otherwise by the board of directors at the time the performance award is granted, the board will appropriately make adjustments in the method of calculating the attainment of performance goals as follows: (1) to exclude restructuring and/or other nonrecurring charges; (2) to exclude exchange rate effects; (3) to exclude the effects of changes to generally accepted accounting principles; (4) to exclude the effects of any statutory adjustments to corporate tax rates; (5) to exclude the effects of items that are “unusual” in nature or occur “infrequently” as determined under generally accepted accounting principles; (6) to exclude the dilutive effects of acquisitions or joint ventures; (7) to assume that any portion of our business which is divested achieved performance objectives at targeted levels during the balance of a performance period following such divestiture; (8) to exclude the effect of any change in the outstanding shares of our common stock by reason of any stock dividend or split, stock repurchase, reorganization, recapitalization, merger, consolidation, spin-off, combination or exchange of shares or other similar corporate change, or any distributions to common stockholders other than regular cash dividends; (9) to exclude the effects of stock-based compensation and the award of bonuses under our bonus plans; (10) to exclude costs incurred in connection with potential acquisitions or divestitures that are required to be expensed under generally accepted accounting principles; and (11) to exclude the goodwill and intangible asset impairment charges that are required to be recorded under generally accepted accounting principles.

Other Stock Awards. The plan administrator will be permitted to grant other awards based in whole or in part by reference to our Class A common stock. The plan administrator will set the number of shares under the stock award (or cash equivalent) and all other terms and conditions of such awards.

Non-employee director compensation limit. The aggregate value of all compensation granted or paid to any non-employee director with respect to any calendar year, including awards granted and cash fees paid by us to such non-employee director, will not exceed $             in total value; provided that such amount will increase to $                         for the first year for newly appointed or elected non-employee directors.

Changes to Capital Structure. In the event there is a specified type of change in our capital structure, such as a stock split, reverse stock split, or recapitalization, appropriate adjustments will be made to (1) the class and maximum number of shares reserved for issuance under the 2021 Plan, (2) the class and maximum number of shares by which the share reserve may increase automatically each year, (3) the class and maximum number of shares that may be issued on the exercise of ISOs and (4) the class and number of shares and exercise price, strike price, or purchase price, if applicable, of all outstanding stock awards.

Corporate Transactions. In the event of a corporate transaction, unless otherwise provided in a participant’s stock award agreement or other written agreement with us or one of our affiliates or unless otherwise expressly provided by the plan administrator at the time of grant, any stock awards outstanding under the 2021 Plan may be assumed, continued or substituted for by any surviving or acquiring corporation (or its parent company), and any reacquisition or repurchase rights held by us with respect to the stock award may be assigned to the successor (or its parent company). If the surviving or acquiring corporation (or its parent company) does not assume, continue or substitute for such stock awards, then (1) with respect to any such stock awards that are held by participants whose continuous service has not terminated prior to the effective time of the corporate transaction, or current participants, the vesting (and exercisability, if applicable) of such stock awards will be accelerated in full to a date prior to the effective time of the corporate transaction (contingent upon the effectiveness of the corporate transaction), and such stock awards will terminate if not exercised (if applicable) at or prior to the effective time of the corporate transaction, and any reacquisition or repurchase rights held by us with respect to such stock awards will lapse (contingent upon the effectiveness of the corporate transaction), and (2) any such stock awards that are held by persons other than current participants will terminate if not exercised (if applicable) prior to the effective time of the corporate transaction, except that any reacquisition or repurchase rights held by us with respect to such stock awards will not terminate and may continue to be exercised notwithstanding the corporate transaction.

In the event a stock award will terminate if not exercised prior to the effective time of a corporate transaction, the plan administrator may provide, in its sole discretion, that the holder of such stock award may not exercise such stock award but instead will receive a payment equal in value to the excess (if any) of (1) the per share amount payable to holders of common stock in connection with the corporate transaction, over (2) any per share exercise price payable by such holder, if applicable. In addition, any escrow, holdback, earn out or similar provisions in the definitive agreement for the corporate transaction may apply to such payment to the same extent and in the same manner as such provisions apply to the holders of Class A common stock.

Under the 2021 Plan, a corporate transaction is generally defined as the consummation of: (1) a sale of all or substantially all of our assets, (2) the sale or disposition of at least 50% of our outstanding securities, (3) a merger or consolidation where we do not survive the transaction or (4) a merger or consolidation where we do survive the transaction but the shares of our common stock outstanding immediately before such transaction are converted or exchanged into other property by virtue of the transaction.

Change in Control. Awards granted under the 2021 Plan may be subject to acceleration of vesting and exercisability upon or after a change in control as may be provided in the applicable stock award agreement or in any other written agreement between us or any affiliate and the participant, but in the absence of such provision, no such acceleration will automatically occur.

Under the 2021 Plan, a change in control is generally defined as: (1) the acquisition by any person or company of more than 50% of the combined voting power of our then outstanding stock; (2) a consummated merger, consolidation or similar transaction in which our stockholders immediately before the transaction do not own, directly or indirectly, more than 50% of the combined voting power of the surviving entity (or the parent of the surviving entity) in substantially the same proportions as their ownership immediately prior to such transaction; (3) a consummated sale, lease, exclusive license or other disposition of all or substantially all of our assets other than to an entity more than 50% of the combined voting power of which is owned by our stockholders in substantially the same proportions as their ownership of our outstanding voting securities immediately prior to such transaction; or (4) when a majority of our board of directors becomes comprised of individuals who were not serving on our board of directors on the date the 2021 Plan was adopted by the board of directors, or the incumbent board, or whose nomination, appointment, or election was not approved by a majority of the incumbent board still in office.

Plan Amendment or Termination. Our board of directors has the authority to amend, suspend, or terminate our 2021 Plan, provided that such action does not materially impair the existing rights of any participant without such participant’s written consent. Certain material amendments also require the approval of our stockholders. No ISOs may be granted after the tenth anniversary of the date our board of directors adopts our 2021 Plan. No stock awards may be granted under our 2021 Plan while it is suspended or after it is terminated.

2021 Employee Stock Purchase Plan

Prior to the completion of this offering, our board of directors intends to adopt, and we expect our stockholders will approve, our ESPP. Our ESPP will become effective immediately prior to and contingent upon the date of the underwriting agreement related to this offering. The purpose of our ESPP will be to secure the services of new employees, to retain the services of existing employees, and to provide incentives for such individuals to exert maximum efforts toward our success and that of our affiliates. Our ESPP will include two components. One component will be designed to allow eligible U.S. employees to purchase our Class A common stock in a manner that may qualify for favorable tax treatment under Section 423 of the Code. The other component will permit the grant of purchase rights that do not qualify for such favorable tax treatment in order to allow deviations necessary to permit participation by eligible employees who are foreign nationals or employed outside of the United States while complying with applicable foreign laws.

Share Reserve. Following this offering, the ESPP will authorize the issuance of                  shares of our Class A common stock under purchase rights granted to our employees or to employees of any of our designated affiliates. The number of shares of our Class A common stock reserved for issuance will automatically increase on January 1 of each calendar year, beginning on January 1, 2022 through January 1, 2031, by the lesser of (1)      % of the total number of shares of our common stock (both Class A and Class B) outstanding on the last day of the year before the date of the automatic increase, and (2)                  shares; provided that before the date of any such increase, our board of directors may determine that such increase will be less than the amount set forth in clauses (1) and (2).

Administration. Our board of directors will administer the ESPP and may delegate its authority to administer the ESPP to our compensation committee. The ESPP will be implemented through a series of offerings under which eligible employees are granted purchase rights to purchase shares of our Class A common stock on specified dates during such offerings. Under the ESPP, our board of directors will be permitted to specify offerings with durations of not more than 27 months, and may specify shorter purchase periods within each offering. Each offering will have one or more purchase dates on which shares of our common stock will be purchased for employees participating in the offering. An offering under the ESPP may be terminated under certain circumstances.

Payroll Deductions. Generally, all regular employees, including executive officers, employed by us or by any of our designated affiliates, will be eligible to participate in the ESPP and may contribute, normally through payroll deductions, up to      % of their earnings (as defined in the ESPP) for the purchase of our Class A common stock under the ESPP. Unless otherwise determined by our board of directors, common stock will be purchased for the accounts of employees participating in the ESPP at a price per share that is at least the lesser of (1) 85% of the fair market value of a share of our Class A common stock on the first date of an offering, or (2) 85% of the fair market value of a share of our Class A common stock on the date of purchase.

Limitations. Employees may have to satisfy one or more of the following service requirements before participating in the ESPP, as determined by our board of directors, including: (1) being customarily employed for more than 20 hours per week, (2) being customarily employed for more than five months per calendar year or (3) continuous employment with us or one of our affiliates for a period of time (not to exceed two years). No employee will be permitted to purchase shares under the ESPP at a rate in excess of $25,000 worth of our common stock based on the fair market value per share of our common stock at the beginning of an offering for each calendar year such a purchase right is outstanding. Finally, no employee will be eligible for the grant of any purchase rights under the ESPP if immediately after such rights are granted, such employee has voting power over 5% or more of our outstanding capital stock measured by vote or value under Section 424(d) of the Code.

Changes to Capital Structure. In the event that there occurs a change in our capital structure through such actions as a stock split, merger, consolidation, reorganization, recapitalization, reincorporation, stock dividend, dividend in property other than cash, large nonrecurring cash dividend, liquidating dividend, combination of shares, exchange of shares, change in corporate structure, or similar transaction, the board of directors will make appropriate adjustments to: (1) the class(es) and maximum number of shares reserved under the ESPP, (2) the class(es) and maximum number of shares by which the share reserve may increase automatically each year, (3) the class(es) and number of shares subject to and purchase price applicable to outstanding offerings and purchase rights and (4) the class(es) and number of shares that are subject to purchase limits under ongoing offerings.

Corporate Transactions. In the event of certain significant corporate transactions, any then-outstanding rights to purchase our stock under the ESPP may be assumed, continued, or substituted for by any surviving or acquiring entity (or its parent company). If the surviving or acquiring entity (or its parent company) elects not to assume, continue, or substitute for such purchase rights, then the participants’ accumulated payroll contributions will be used to purchase shares of our Class A common stock within 10 business days before such corporate transaction, and such purchase rights will terminate immediately after such purchase.

Under the ESPP, a corporate transaction is generally the consummation of: (1) a sale of all or substantially all of our assets, (2) the sale or disposition of more than 50% of our outstanding securities, (3) a merger or consolidation where we do not survive the transaction and (4) a merger or consolidation where we do survive the transaction but the shares of our common stock outstanding immediately before such transaction are converted or exchanged into other property by virtue of the transaction.

ESPP Amendment or Termination. Our board of directors will have the authority to amend or terminate our ESPP, provided that except in certain circumstances such amendment or termination may not materially impair any outstanding purchase rights without the holder’s consent. We will obtain stockholder approval of any amendment to our ESPP as required by applicable law or listing requirements.

Amended and Restated 2011 Equity Incentive Plan

Our board of directors adopted our 2011 Plan on June 3, 2011 and our stockholders approved our 2011 Plan on June 3, 2011. Our 2011 Plan was most recently amended and restated on July 31, 2019. Our 2011 Plan permits the grant of ISOs, NSOs, stock appreciation rights, restricted stock, RSUs and other stock awards. ISOs may be granted only to our employees and to any of our parent or subsidiary corporation’s employees. All other awards may be granted to employees, directors and consultants of ours or of any of our parent or subsidiary corporations. Our 2011 Plan will be terminated prior to the completion of this offering, and thereafter we will not grant any additional awards under our 2011 Plan. However, our 2011 Plan will continue to govern the terms and conditions of the outstanding awards previously granted thereunder.

As of July 31, 2021, stock options to purchase an aggregate of 12,859,821 shares of our common stock with a weighted-average exercise price of $11.23 per share were outstanding, RSUs which may be settled for an aggregate of 715,374 shares of our common stock were outstanding and 2,719,123 shares of our common stock remained available for the future grant of awards under our 2011 Plan. Any shares of our common stock remaining available for issuance under our 2011 Plan when our 2021 Plan becomes effective will become available for issuance under our 2021 Plan. In addition, any shares subject to awards under the 2011 Plan that expire or terminate prior to exercise or settlement, as applicable, or are withheld to satisfy tax withholding obligations after the effective date of the 2021 Plan will be added to the number of shares then available for issuance under our 2021 Plan.

Administration. Our board of directors administers our 2011 Plan, and is referred to herein to as the “administrator.” Subject to the terms of our 2011 Plan, the administrator has the power to, among other things, determine the eligible persons to whom, and the times at which, awards will be granted, determine the terms and conditions of each award (including the number of shares subject to the award, the exercise price of the award, if any, and when the award will vest and, as applicable, become exercisable), modify or amend outstanding awards, extend the post-termination exercisability of awards, and construe and interpret the terms of our 2011 Plan and awards granted thereunder.

Options. The exercise price per share of ISOs and NSOs granted under our 2011 Plan must be at least 100% of the fair market value per share of our common stock on the grant date (or at least 110% of the fair market value per share of our common stock on the grant date in the case of our stockholders that own more than 10% of the total combined voting power of all our classes of stock). Subject to the provisions of our 2011 Plan, the administrator determines the other terms of options, including any vesting and exercisability requirements, the method of payment of the option exercise price, the option expiration date, and the period following termination of service during which options may remain exercisable.

Restricted Stock. Restricted stock awards are evidenced by restricted stock award agreements adopted by our administrator. Shares of restricted stock issued under our 2011 Plan may be subject to any restrictions and other terms and conditions as determined by our administrator. The administrator, in its sole discretion, may accelerate the time at which any restrictions will lapse or be removed with respect to an award of restricted stock. Any shares subject to the restricted stock award that have restrictions which have not lapsed by the date set forth in the award agreements will revert to us and will once again be available for issuance. Holders of stock awards may not sell, assign, transfer, pledge or otherwise dispose of the shares underlying restricted stock awards during the time that such shares are subject to restrictions.

Changes to Capital Structure. In the event of any dividend or other distribution, recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split-up, spin-off, combination, repurchase, exchange of shares or other securities, or other change in our corporate structure affecting our shares of common stock, the administrator will adjust: (1) the number and class of shares that may be delivered under the 2011 Plan and/or (2) the number, class, and price of shares subject to each outstanding award.

Change in Control. In the event of a merger or change in control, each outstanding award will be treated as the administrator determines without a participant’s consent, including without limitation, any one of the following actions:

•	arrange for the assumption or substitution with substantially equivalent stock awards by the acquiring or successor corporation (with appropriate adjustments thereto);

•

determine that upon written notice to a participant, the participant’s awards will terminate upon or immediately prior to the consummation of such transaction and, if so determined in the discretion of the administrator, in connection therewith, such awards shall accelerate as further described herein;

•

determine that outstanding awards will vest and become exercisable, realizable, or payable, or restrictions applicable to an award will lapse, in whole or in part prior to or upon consummation of such transaction, and, to the extent the administrator determines, terminate upon or immediately prior to the effectiveness of such transaction;

•	suspend the exercise of awards prior to the effective time of such transaction for such period as the administrator determines is reasonably necessary;

•

cancel any “early exercise” rights upon such transaction with respect to any awards eligible for “early exercise,” such that following the transaction, such award may only be exercised to the extent vested;

•

terminate an award in exchange for an amount of cash and/or property, if any, equal to the amount that would have been attained upon the exercise of such award or realization of the participant’s rights (to the extent then vested and/or exercisable) as of the date of the occurrence of the transaction, and, if the administrator determines in good faith that no amount would have been attained upon the exercise of such award or realization of the participant’s rights, then such award may be terminated without payment, or replace such award with other rights or property selected by the administrator in its sole discretion; or

•	any combination of the foregoing.

The administrator is not obligated to treat all awards in the same manner. Further, the administrator may take different actions with respect to the vested and unvested portions of an award. In the event that a successor corporation does not assume or substitute for the award (or portion thereof) as described in the 2011 Plan and the unvested portion of an award would otherwise terminate without consideration therefor, then (1) a participant will fully vest in and have the right to exercise all of his or her outstanding options and stock appreciation rights, including shares subject to such awards that would not otherwise be vested or exercisable, (2) all restrictions on restricted stock and RSUs will lapse and (3) with respect to awards subject to performance-based vesting, all performance goals or other vesting criteria will be deemed achieved at 100% of target levels and all other terms and conditions met, provided that that the exercise of options and stock appreciation rights not otherwise exercisable prior to such merger or change in control shall be subject to the consummation of such merger or change in control.

Under the 2011 Plan, a change in control is generally the occurrence of any one of the following events: (1) a change in our ownership that occurs on the date that any one person, or more than one person acting as a group, acquires ownership of our stock that, together with the stock held by such person, constitutes more than 50% of the total voting power of our stock; (2) if a class of our securities is publicly traded, a change in effective control which occurs on the date that a majority of members of our board is replaced during any 12-month period by directors whose appointment or election is not endorsed by a majority of the members of our board prior to the date of the appointment or election; or (3) a change in the ownership of a substantial portion of our assets which occurs on the date that any person acquires (or has acquired during the 12-month period ending on the date of the most recent acquisition by such person or persons) our assets that have a total gross fair market value equal to or more than 50% of the total gross fair market value of all of our assets immediately prior to such acquisition or acquisitions.

Plan Amendment or Termination. Our board of directors may amend or terminate our 2011 Plan at any time provided that such action does not impair the existing rights of any participant without such participant’s written consent and provided further that certain types of amendments will require the approval of our stockholders. Our 2011 Plan shall terminate on July 31, 2029 unless the 2011 Plan is terminated earlier by our administrator or is extended by the administrator with the approval of the stockholders. As discussed above, we will terminate our 2011 Plan prior to the completion of this offering and no new awards will be granted thereunder following such termination.

Transferability. Unless the plan administrator provides otherwise, awards granted under the 2011 Plan are generally are not transferable except by will, the laws of descent and distribution. An option holder may designate a beneficiary, however, who may exercise the option following the option holder’s death.

Indemnification Matters

Upon the completion of this offering, our amended and restated certificate of incorporation will contain provisions that limit the liability of our current and former directors for monetary damages to the fullest extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for any breach of fiduciary duties as directors, except liability for: (1) any breach of the director’s duty of loyalty to the corporation or its stockholders; (2) any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law; (3) unlawful payments of dividends or unlawful stock repurchases or redemptions; or (4) any transaction from which the director derived an improper personal benefit.

Such limitation of liability does not apply to liabilities arising under federal securities laws and does not affect the availability of equitable remedies such as injunctive relief or rescission.

Our amended and restated certificate of incorporation that will be in effect upon the completion of this offering will authorize us to indemnify our directors, officers, employees and other agents to the fullest extent permitted by Delaware law. Our amended and restated bylaws that will be in effect upon the completion of this offering will provide that we are required to indemnify our directors and officers to the fullest extent permitted by Delaware law and may indemnify our other employees and agents. Our amended and restated bylaws that will be in effect upon the completion of this offering will also provide that, on satisfaction of certain conditions, we will advance expenses incurred by a director or officer in advance of the final disposition of any action or proceeding, and permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in that capacity regardless of whether we would otherwise be permitted to indemnify him or her under the provisions of Delaware law. We have entered and expect to continue to enter into agreements to indemnify our directors, executive officers and other employees as determined by our board of directors. With certain exceptions, these agreements provide for indemnification for related expenses including attorneys’ fees, judgments, fines and settlement amounts incurred by any of these individuals in any action or proceeding. We believe these provisions in our amended and restated certificate of incorporation and amended and restated bylaws and these indemnification agreements are necessary to attract and retain qualified persons as directors and officers. We also maintain customary directors’ and officers’ liability insurance.

The limitation of liability and indemnification provisions in our amended and restated certificate of incorporation and amended and restated bylaws may discourage stockholders from bringing a lawsuit against our directors for breach of their fiduciary duty. They may also reduce the likelihood of derivative litigation against our directors and officers, even though an action, if successful, might benefit us and other stockholders. Further, a stockholder’s investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and officers as required by these indemnification provisions.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted for directors, executive officers or persons controlling us, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Rule 10b5-1 Sales Plans

Our directors and officers may adopt written plans, known as Rule 10b5-1 plans, in which they will contract with a broker to buy or sell shares of our Class A common stock or Class B common stock on a periodic basis. Under a Rule 10b5-1 plan, a broker executes trades under parameters established by the director or officer when entering into the plan, without further direction from them. The director or officer may amend a Rule 10b5-1 plan in some circumstances and may terminate a plan at any time. Our directors and executive officers may also buy or sell additional shares outside of a Rule 10b5-1 plan when they do not possess material nonpublic information, subject to compliance with the terms of our insider trading policy.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Other than compensation arrangements for our directors and executive officers, which are described elsewhere in this prospectus, below we describe transactions since February 1, 2018 to which we were a party or will be a party, in which:

•	the amounts involved, exceeded or will exceed $120,000, and

•

any of our directors, executive officers or holders of more than 5% of our capital stock, or any member of the immediate family of, or person sharing the household with, the foregoing persons, had or will have a direct or indirect material interest.

Director Affiliated Vendor

In May 2021, David Obstler joined our board of directors. Mr. Obstler also serves as the chief financial officer of Datadog, Inc., one of our vendors. We have purchased services from Datadog, Inc. in the aggregate amount of approximately $0.3 million, $0.6 million, $0.9 million and $                million in the fiscal year ended January 31, 2019, the fiscal year ended January 31, 2020, the fiscal year ended January 31, 2021 and from February 1, 2021 through the date of this prospectus, respectively.

September 2018 Series E Preferred Stock Financing

In September 2018, we issued and sold an aggregate of 8,456,113 shares of our Series E convertible preferred stock at a purchase price of $9.4606 per share, for an aggregate purchase price of $80.0 million. Each share of our Series E convertible preferred stock will convert automatically into one share of our Class B common stock immediately prior to the completion of this offering.

The table below sets forth the number of shares of our Series E convertible preferred stock purchased by beneficial owners of more than 5% of our capital stock or their affiliated entities.

Stockholder	Shares of Series E Convertible Preferred Stock (#)	Total Purchase Price ($)
Entities affiliated with Battery Ventures	2,114,028	19,999,973
Entities affiliated with ICONIQ Capital(1)	1,585,522	14,999,990
Entities affiliated with Rally Ventures	753,651	7,129,990
Entities affiliated with Meritech Capital	2,642,538	24,999,995

(1)

Doug Pepper, a member of our board of directors, is a partner at ICONIQ Capital. Matthew Jacobson, a member of our board of directors, is a partner at ICONIQ Capital and a general partner at ICONIQ Growth. Neeraj Agrawal, a member of our board of directors, is a partner at Battery Ventures. Paul Madera, who at the time was a member of our board of directors, is a partner at Meritech Capital Partners. Tom Peterson, who at the time was a member of our board of directors, is a partner at Rally Ventures.

Stockholder Agreements

In connection with our Series E convertible preferred stock financing in 2018, we entered into certain stockholder agreements, including an amended and restated investors’ rights agreement, a voting agreement and a right of first refusal and co-sale agreement, which contain, among other things, registration rights, information rights, voting rights with respect to the election of directors, co-sale rights and rights of first refusal, with certain holders of our capital stock. The parties to the stockholder agreements include: William Magnuson; Jonathan Hyman; Myles Kleeger; entities affiliated with Battery Ventures; entities affiliated with ICONIQ Capital; entities affiliated with Rally Ventures; entities affiliated with InterWest Partners; entities affiliated with MCG7 Capital Inc.; entities affiliated with Blumberg Capital; and entities affiliated with Meritech Capital.

These stockholder agreements will terminate upon the completion of this offering, except with respect to registration rights, as more fully described in the section titled “Description of Capital Stock — Registration Rights.” See also the section titled “Principal and Selling Stockholders” for additional information regarding beneficial ownership of our capital stock.

Equity Grants to Directors and Executive Officers

We have granted stock options to certain of our directors and executive officers. For more information regarding the stock options and stock awards granted to our directors and named executive officers, see the sections titled “Management — Director Compensation” and “Executive Compensation.”

Indemnification Agreements

Our amended and restated certificate of incorporation that will be in effect upon the completion of this offering will contain provisions limiting the liability of directors, and our amended and restated bylaws that will be in effect upon the completion of this offering will provide that we will indemnify each of our directors and officers to the fullest extent permitted under Delaware law. Our amended and restated certificate of incorporation and amended and restated bylaws that will be in effect upon the completion of this offering will also provide our board of directors with discretion to indemnify our employees and other agents when determined appropriate by the board. In addition, we have entered into an indemnification agreement with each of our directors and executive officers, which requires us to indemnify them. For more information regarding these agreements, see the section titled “Executive Compensation — Indemnification Matters.”

Policies and Procedures for Transactions with Related Persons

Prior to the completion of this offering, we intend to adopt a policy that our executive officers, directors, nominees for election as a director, beneficial owners of more than 5% of any class of our common stock and any members of the immediate family of any of the foregoing persons are not permitted to enter into a related person transaction with us without the approval or ratification of our board of directors or our audit committee. Any request for us to enter into a transaction with an executive officer, director, nominee for election as a director, beneficial owner of more than 5% of any class of our common stock or any member of the immediate family of any of the foregoing persons, in which the amount involved exceeds $120,000 and such person would have a direct or indirect interest, must be presented to our board of directors or our audit committee for review, consideration and approval. In approving or rejecting any such proposal, our board of directors or our audit committee is to consider the material facts of the transaction, including whether the transaction is on terms no less favorable than terms generally available to an unaffiliated third party under the same or similar circumstances and the extent of the related person’s interest in the transaction.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth information with respect to the beneficial ownership of our shares as of July 31, 2021 by:

•	each named executive officer;

•	each of our directors;

•	our directors and executive officers as a group;

•	each of the selling stockholders; and

•	each person or entity known by us to own beneficially more than 5% of our Class A common stock and Class B common stock (by number or by voting power).

We have determined beneficial ownership in accordance with the rules and regulations of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Except as indicated by the footnotes below, we believe, based on information furnished to us, that the persons and entities named in the table below have sole voting and sole investment power with respect to all shares that they beneficially own, subject to applicable community property laws.

Applicable percentage ownership before this offering is based on no shares of Class A common stock and              shares of Class B common stock outstanding as of July 31, 2021, assuming (1) the reclassification of our common stock into an equal number of shares of Class B common stock, (2) the automatic conversion of all outstanding shares of convertible preferred stock into 62,830,679 shares of Class B common stock and the filing and effectiveness of our amended and restated certificate of incorporation, (3) the automatic exercise of outstanding common stock warrants that, if not exercised prior to this offering, will be automatically exercised into an aggregate of                shares of Class B common stock, assuming an initial public offering price of $             per share of Class A common stock, the midpoint of the estimated price range set forth on the cover page of this prospectus, (4) the filing and effectiveness of our amended and restated certificate of incorporation, each of which will occur immediately prior to the completion of this offering, and (5) the issuance of 62,874 shares of Class B common stock issuable upon the vesting and settlement of RSUs for which the vesting conditions will be satisfied in connection with this offering. Applicable percentage ownership after this offering is based on (A)                 shares of Class A common stock and (B)                 shares of Class B common stock outstanding immediately after the completion of this offering, assuming no exercise by the underwriters of their option to purchase additional shares of Class A common stock from us and excluding any potential purchases in this offering by the persons and entities named in the table below. In computing the number of shares beneficially owned by a person and the percentage ownership of such person, we deemed to be outstanding all shares subject to options or RSUs held by the person that are currently exercisable, or would become exercisable or would vest based on service-based vesting conditions within 60 days of July 31, 2021. However, except as described above, we did not deem such shares outstanding for the purpose of computing the percentage ownership of any other person.

Unless otherwise indicated, the address for each beneficial owner listed in the table below is c/o Braze, Inc., 330 West 34th Street, Floor 18, New York, New York 10001.

	Beneficial Ownership Before the Offering						Beneficial Ownership After the Offering
	Class A Common Stock		Class B Common Stock		% of Total Voting Power Before the Offering	Number of Shares Being Offered	Class A Common Stock		Class B Common Stock		% of Total Voting Power After the Offering(1)
Name of Beneficial Owner	Shares	%	Shares	%			Shares	%	Shares	%
5% Stockholders:
Entities affiliated with Millennium Trust Company FBO Battery Ventures(2)	—	—	17,880,521
Entities affiliated with ICONIQ Capital(3)	—	—	13,762,267
Entities affiliated with Rally Ventures(4)	—	—	4,924,685
Entities affiliated with InterWest Partners(5)	—	—	4,524,219
Entities affiliated with MCG7 Capital Inc.(6)	—	—	8,634,408
Entities affiliated with Blumberg Capital(7)	—	—	4,579,456
Entities affiliated with Meritech Capital Partners(8)	—	—	4,737,853
Directors and Named Executive Officers:
William Magnuson(9)	—	—	3,729,499
Isabelle Winkles(10)	—	—	162,093
Susan Wiseman(11)	—	—	239,801
Neeraj Agrawal(2)	—	—	17,880,521
Phillip M. Fernandez(12)	—	—	104,820
Matthew Jacobson(13)	—	—	2,349,685
Tara Levy(14)	—	—	45,500
David Obstler(15)	—	—	—
Doug Pepper	—	—	—
All directors and executive officers as a group (11 persons)(16)	—	—	28,369,269
Other Selling Stockholders:

*	Represents beneficial ownership of less than 1%.
(1)

Percentage of total voting power represents voting power with respect to all shares of our Class A and Class B common stock, as a single class. The holders of our Class B common stock are entitled to ten votes per share, and holders of our Class A common stock are entitled to one vote per share. See the section titled “Description of Capital Stock — Class A Common Stock and Class B Common Stock” for additional information about the voting rights of our Class A and Class B common stock.

(2)

Consists of (a) 5,987,707 shares of Class B common stock held by Battery Ventures XI-A, L.P. , or BV XI-A, (b) 1,582,083 shares of Class B common stock held by Battery Ventures XI-B, L.P., or BV XI-B, (c) 6,220,863 shares of Class B common stock held by Battery Ventures XI-A Side Fund, L.P., or BV XI-A SF, (d) 1,348,927 shares of Class B common stock held by Battery Ventures XI-B Side Fund, L.P., or BV XI-B SF, (e) 277,516 shares of Class B common stock held by Battery Investment Partners XI, LLC, or BIP XI, (f) 2,241,717 shares of Class B common stock held by Battery Ventures Select Fund I, L.P., or BV Select I, and (g) 221,708 shares of Class B common stock held by Battery Investment Partners Select Fund I, L.P., or BIP Select I. The sole general partner of BV XI-A and BV XI-B is Battery Partners XI, LLC, or BP XI. The sole general partner of BV XI-A SF and BV XI-B SF is Battery Partners XI Side Fund, LLC, or BP XI SF. The sole managing member of BIP IX is BP IX. The sole general partner of BV Select I is Battery Partners Select Fund I, L.P. whose sole general partner is Battery Partners Select Fund I GP, LLC, or BP Select. The general partner of BIP

Select I is BP Select. The investment adviser of BP XI, BP XI SF, and BP Select I is Battery Management Corp., or together with BP XI, BP XI SF, and BP Select I, the Battery Companies. The managing members and officers of the Battery Companies who share voting and dispositive power with respect to such shares are Neeraj Agrawal, Michael Brown, Morad Elhafed, Jesse Feldman, Russell Fleischer, Roger Lee, Itzik Parnafes, Chelsea Stoner, Dharmesh Thakker, and Scott Tobin. Each of the foregoing persons disclaims beneficial ownership of these shares except to the extent of his/her pecuniary interest therein. The address of each of these entities is One Marina Park Drive, Suite 1100, Boston, Massachusetts 02210.
(3)

Consists of (a) 5,517,290 shares of Class B common stock held by ICONIQ Strategic Partners III, LP, or ICONIQ III, (b) 5,895,292 shares of Class B common stock held by ICONIQ Strategic Partners III-B, LP, or ICONIQ III-B, (c) 924,889 shares of Class B common stock held by ICONIQ Strategic Partners V, L.P., or ICONIQ V and (d) 1,424,796 shares of Class B common stock held by ICONIQ Strategic Partners V-B, L.P., or ICONIQ V-B. ICONIQ III and ICONIQ III-B are the “ICONIQ III Entities”. ICONIQ V and ICONIQ V-B are the “ICONIQ V Entities”. ICONIQ Strategic Partners GP III, L.P., or ICONIQ III GP, is the sole general partner of each of ICONIQ III and ICONIQ III-B. ICONIQ Strategic Partners III TT GP, Ltd., or ICONIQ Parent GP III, is the sole general partner of ICONIQ III GP. Divesh Makan, or Makan, and William J.G. Griffith, or Griffith, are the sole equity holders and directors of ICONIQ Parent GP III, and may be deemed to have shared voting, investment and dispositive power with respect to the shares held by the ICONIQ III Entities. ICONIQ Strategic Partners GP V, L.P., or ICONIQ GP V, is the sole general partner of each of ICONIQ V and ICONIQ V-B. ICONIQ Strategic Partners V TT GP, Ltd., or ICONIQ Parent GP V, is the sole general partner of ICONIQ GP V. Makan, Griffith and Matthew Jacobson, or Jacobson, are the sole equity holders and directors of ICONIQ Parent GP V, and may be deemed to have shared voting, investment and dispositive power with respect to the shares held by the ICONIQ V Entities. The address of each of these entities and persons is ICONIQ Strategic Partners, 394 Pacific Avenue, 2nd Floor, San Francisco, California 94111.

(4)

Consists of (a) 407,678 shares of Class B common stock held by Rally Growth Investors, LLC, or RGI, (b) 1,001,445 shares of Class B common stock held by Rally Technology Partners Fund I, L.P., or RTPF, and (c) 3,515,562 shares of Class B common stock held by Rally Ventures Fund I, L.P., or RVF. Rally Growth GP, LLC, or RGGP, is a managing member of RGI and Rally Ventures GP I, LLC, or RVGP, is the general partner of RTPF and RVF. Charles Beeler and Jeffrey Hinck are managing members of RGGP and RVGP and may be deemed to have shared voting, investment and dispositive power with respect to the shares held by such entities. The address of each of these entities and persons is Rally Ventures, 100 Washington Ave. South. Suite 1310 Minneapolis, MN 55401.

(5)

Consists of 4,524,219 shares of Class B common stock held by InterWest Partners X, L.P. or IW X. InterWest Management Partners X, LLC, or IMP X, is the general partner of IW X and may be deemed to beneficially own the shares held by IW X. Gilbert H. Kliman is the managing director of IMP X and Keval Desai and Khaled A. Nasr are venture members of IMP X. The managing director and venture members of IMP X share voting and investment control with respect to the securities held by IW X. The address of each of the InterWest entities, Gilbert H. Kliman, Keval Desai and Khaled A. Nasr is 467 First Street, Suite 201, Los Altos, California 94022.

(6)

Consists of 8,634,408 shares of Class B common stock held by Binder Clip Holdings LLC, or Binder. Binder is the indirect wholly-owned subsidiary of MCG7 Capital Inc., or MCG7, which may be deemed to beneficially own the shares held by Binder. Voting and dispositive power with respect to the shares held by Binder is exercised by the board of managers of Binder. The board of directors of MCG7 and the board of managers of Binder are composed of the same three individuals, Laurent Attar, Zev Zlotnick and Jacob Horowitz. Decisions of MCG7 are made by a vote of a majority of directors, and as a result, no single person has voting or dispositive authority over such securities. Decisions of Binder are made by a vote of a majority of managers, and as a result, no single person has voting or dispositive authority over such securities. Each director of MCG7 and each manager of Binder disclaims beneficial ownership of such securities. The address of each of MCG7 and Binder is c/o Paul Hastings LLP, 200 Park Avenue, New York, NY 10166.

(7)

Blumberg Capital Management II, L.L.C., or BCM II, is the sole general partner of Blumberg Capital II, L.P., or Blumberg Capital, and owns no shares of Braze directly. David J. Blumberg is the managing director of BCM II and owns no shares of Braze directly. BCM II and Mr. Blumberg have voting and dispositive power over the shares held by Blumberg Capital and may be deemed to beneficially own the shares held by Blumberg Capital. The address for Blumberg Capital and BCM II is 432 Bryant Street, San Francisco, California 94107. The address for Mr. Blumberg is 415 Center Island Drive, Golden Beach, Florida 33160.

(8)

Consists of (a) 116,632 shares of Class B common stock held by Meritech Capital Affiliates V L.P., or MC AFF V, (b) 15,848 shares of Class B common stock held by Meritech Capital Affiliates VI L.P., or MC AFF VI, (c) 8,017 shares of Class B common stock held by Meritech Capital Entrepreneurs VI L.P., or MC Entrepreneurs VI, (d) 3,234,228 shares of Class B common stock held by Meritech Capital Partners V L.P., or MCP V, (e) 770,326 shares of Class B common stock held by Meritech Capital Partners V Sidecar L.P., or MC Sidecar V, and (f) 592,802 shares of Class B common stock held by Meritech Capital Partners VI L.P., or MC Partners VI. Meritech Capital Associates V L.L.C. is the general partner of each of MC AFF V, MCP V and MC Sidecar V, and may be deemed to have indirect beneficial ownership of such shares. Each of Messrs. Paul Madera, Rob Ward, Michael Gordon, George Bischof and Craig Sherman, directly and/or indirectly through one or more estate-planning vehicles, has voting and/or dispositive power over such shares. Meritech Capital Associates VI L.L.C. is the general partner of each of MC AFF VI, MC Entrepreneurs VI and MC Partners VI, and may be deemed to have indirect beneficial ownership of such shares. Each of Messrs. Paul Madera, Rob Ward, George Bischof, Craig Sherman, Max Motschwiller, Alex Kurland and Alex Clayton, directly and/or indirectly through one or more estate-planning vehicles, has voting and/or dispositive power over such shares. The address of each of the entities and individuals is Meritech Capital Partners, 245 Lytton Ave, Suite 125, Palo Alto, California 94301.

(9)	Consists of (a) 3,149.244 shares of Class B common stock and (b) 580,255 shares of Class B common stock issuable upon the exercise of options.
(10)	Consists of (a) 810 shares of Class B common stock and (b) 161,283 shares of Class B common stock issuable upon the exercise of options.
(11)	Consists of (a) 131,233 shares of Class B common stock and (b) 108,568 shares of Class B common stock issuable upon the exercise of options.
(12)	Consists of 104,820 shares of Class B common stock issuable upon the exercise of options.
(13)	Consists of the shares held by the ICONIQ V entities referenced in footnote (3) above.
(14)	Consists of (a) 42,656 shares of Class B common stock and (b) 2,844 shares of Class B common stock issuable upon the exercise of options.
(15)	Mr. Obstler holds 47,750 shares issuable upon the vesting and settlement of restricted stock units, none of which will fully vest within 60 days of July 31, 2021.
(16)	Consists of (a) 26,605,829 shares of Class B common stock and (b) 1,763,440 shares of Class B common stock issuable upon the exercise of options.

DESCRIPTION OF CAPITAL STOCK

General

The following description of our capital stock and certain provisions of our amended and restated certificate of incorporation and amended and restated bylaws are summaries and are qualified by reference to the amended and restated certificate of incorporation and the amended and restated bylaws that will be in effect upon the completion of this offering. Copies of these documents have been filed with the SEC as exhibits to our registration statement, of which this prospectus forms a part. The descriptions of the common stock and convertible preferred stock reflect changes to our capital structure that will be in effect upon the completion of this offering.

On the completion of this offering, our amended and restated certificate of incorporation will provide for two classes of common stock: Class A common stock and Class B common stock. In addition, our amended and restated certificate of incorporation that will be in effect upon the completion of this offering will authorize shares of undesignated convertible preferred stock, the rights, preferences and privileges of which may be designated from time to time by our board of directors.

Upon the completion of this offering, our authorized capital stock will consist of 2,120,000,000 shares, all with a par value of $0.0001 per share, of which:

•	2,000,000,000 shares will be designated Class A common stock;

•	110,000,000 shares will be designated Class B common stock; and

•	10,000,000 shares will be designated preferred stock.

As of July 31, 2021, we had outstanding:

•	no shares of Class A common stock; and

•

                shares of Class B common stock, which assumes (i) the automatic conversion of all outstanding shares of convertible preferred stock into 62,830,697 shares of Class B common stock, which will occur immediately prior to the completion of this offering, (ii) the automatic exercise of outstanding common stock warrants that, if not exercised prior to this offering, will be automatically exercised into an aggregate of                 shares of Class B common stock, assuming an initial public offering price of $                 per share of Class A common stock, the midpoint of the estimated price range set forth on the cover page of this prospectus, and (iii) the issuance of 62,874 shares of Class B common stock following the closing of this offering from the settlement of certain outstanding RSUs for which the service based vesting condition was satisfied on or before the date of this offering and for which the vesting conditions will be satisfied in connection with this offering.

Our outstanding capital stock was held by 434 stockholders of record as of July 31, 2021. Our board of directors is authorized, without stockholder approval except as required by Nasdaq listing standards, to issue additional shares of our capital stock.

Class A Common Stock and Class B Common Stock

Voting Rights

The Class A common stock is entitled to one vote per share on any matter that is submitted to a vote of our stockholders. Holders of our Class B common stock are entitled to ten votes per share on any matter submitted to our stockholders. Holders of shares of Class B common stock and Class A common stock will vote together as a single class on all matters (including the election of directors) submitted to a vote of stockholders, unless otherwise required by Delaware law.

Under Delaware law, holders of our Class A common stock or Class B common stock would be entitled to vote as a separate class if a proposed amendment to our amended and restated certificate of incorporation would increase or decrease the aggregate number of authorized shares of such class, increase or decrease the par value of the shares of such class, or alter or change the powers, preferences or special rights of the shares of such class so as to affect them adversely. As a result, in these limited instances, the holders of a majority of the Class A common stock could defeat any amendment to our amended and restated certificate of incorporation. For example, if a proposed amendment to our amended and restated certificate of incorporation provided for the Class A common stock to rank junior to the Class B common stock with respect to (1) any dividend or distribution, (2) the distribution of proceeds were we to be acquired or (3) any other right, Delaware law would require the vote of the Class A common stock as a separate class. In this instance, the holders of a majority of Class A common stock could defeat that amendment to our amended and restated certificate of incorporation.

Our amended and restated certificate of incorporation that will be in effect upon the completion of this offering will not provide for cumulative voting for the election of directors.

Economic Rights

Except as otherwise will be expressly provided in our amended and restated certificate of incorporation that will be in effect upon the completion of this offering or required by applicable law, all shares of Class A common stock and Class B common stock will have the same rights and privileges and rank equally, share ratably and be identical in all respects for all matters, including those described below.

Dividends and Distributions. Subject to preferences that may apply to any shares of convertible preferred stock outstanding at the time, the holders of Class A common stock and Class B common stock will be entitled to share equally, identically and ratably, on a per share basis, with respect to any dividend or distribution of cash or property paid or distributed by the company, unless different treatment of the shares of the affected class is approved by the affirmative vote of the holders of a majority of the outstanding shares of each class, voting separately as a class.

Liquidation Rights. In the event of our liquidation, dissolution or winding-up, the holders of Class A common stock and Class B common stock would be entitled to share equally, identically and ratably in all assets remaining after the payment of any liabilities, liquidation preferences and accrued or declared but unpaid dividends, if any, with respect to any outstanding convertible preferred stock, unless a different treatment is approved by the affirmative vote of the holders of a majority of the outstanding shares of each class, voting separately as a class. See the section titled “Dividend Policy” for additional information.

Change of Control Transactions. The holders of Class A common stock and Class B common stock will be treated equally and identically with respect to shares of Class A common stock or Class B common stock owned by them, unless different treatment of the shares of each class is approved by the affirmative vote of the holders of a majority of the outstanding shares of each class, voting separately as a class, on (a) the completion of the sale, transfer or other disposition of all or substantially all of our assets, (b) the consummation of a merger, reorganization, consolidation or share transfer which results in our voting securities outstanding immediately before the transaction (or the voting securities issued with respect to our voting securities outstanding immediately before the transaction) representing less than a majority of the combined voting power of the voting securities of the company or the surviving or acquiring entity, or (c) the completion of the transfer (whether by merger, consolidation or otherwise), in one transaction or a series of related transactions, to a person or group of affiliated persons of securities of the company if, after closing, the transferee person or group would hold 50% or more of the outstanding voting power of the company (or the surviving or acquiring entity). However, consideration to be paid or received by a holder of common stock in connection with any such assets sale, merger, reorganization, consolidation or share transfer under any employment, consulting, severance or other arrangement will be disregarded for the purposes of determining whether holders of common stock are treated equally and identically.

Subdivisions and Combinations. If we subdivide or combine in any manner outstanding shares of Class A common stock or Class B common stock, the outstanding shares of the other classes will be subdivided or combined in the same proportion and manner.

No Preemptive or Similar Rights

Our Class A common stock and Class B common stock are not entitled to preemptive rights, and are not subject to conversion, redemption or sinking fund provisions, except for the conversion provisions with respect to the Class B common stock described below.

Conversion

Each share of Class B common stock is convertible at any time at the option of the holder into one share of Class A common stock. After the completion of this offering, on any transfer of shares of Class B common stock, whether or not for value, each such transferred share will automatically convert into one share of Class A common stock, except for certain transfers summarized below and further described in our amended and restated certificate of incorporation that will be in effect upon the completion of this offering, so long as the transferring holder continues to hold sole voting and dispositive power with respect to the shares transferred.

Additionally, any holder’s shares of Class B common stock will convert automatically into shares of Class A common stock, on a one-to-one basis, upon the following: (1) the death of a Class B common stockholder who is a natural person, (2) the last trading day of the fiscal quarter immediately following the fifth anniversary of this offering, (3) the date specified by affirmative vote of the holders of a majority of the outstanding shares of Class B common stock and (4) the last trading day of the fiscal quarter during which the then outstanding shares of Class B common stock first represent less than 10% of the aggregate number of shares of the then outstanding Class A common stock and Class B common stock.

Once transferred and converted into Class A common stock, the Class B common stock may not be reissued.

Permitted Transfers of Class B Common Stock

The following types of transfers of Class B common stock will not trigger an automatic conversion to Class A common stock: (1) a transfer by a “qualified stockholder,” defined as the recordholder of a share of Class B common stock or a permitted transferee thereof, who is a natural person (including a natural person serving in a trustee capacity with regard to a trust for the benefit of himself or herself and/or his or her family members), to the trustee of a qualifying trust of such qualified stockholder or to such qualified stockholder in his or her individual capacity or as a trustee of a qualifying trust of such qualified stockholder; (2) a transfer by the trustee of a qualifying trust of a qualified stockholder, to such qualified stockholder, the trustee of any other qualifying trust of such qualified stockholder or a “permitted entity,” defined as any entity in which the qualified stockholder has sole dispositive and exclusive voting power with respect to all shares of Class B common stock held by such entity; (3) a transfer by a qualified stockholder to any permitted entity of such qualified stockholder; or (4) a transfer by a permitted entity of a qualified stockholder to such qualified stockholder or any other permitted entity or the trustee of a qualifying trust of such qualified stockholder.

Fully Paid and Non-Assessable

In connection with this offering, our legal counsel will opine that the shares of our Class A common stock to be issued under this offering will be fully paid and non-assessable.

Preferred Stock

As of July 31, 2021, there were 62,830,697 shares of our convertible preferred stock outstanding. Immediately prior to the completion of this offering, each outstanding share of our convertible preferred stock will automatically convert into one share of our Class B common stock.

Under our amended and restated certificate of incorporation that will be in effect upon the completion of this offering, our board of directors may, without further action by our stockholders, fix the rights, preferences, privileges and restrictions of up to an aggregate of 10,000,000 shares of preferred stock in one or more series and authorize their issuance. These rights, preferences and privileges could include dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences and the number of shares constituting any series or the designation of such series, any or all of which may be greater than the rights of our Class A common stock or Class B common stock. Any issuance of our preferred stock could adversely affect the voting power of holders of our Class A common stock or Class B common stock, and the likelihood that such holders would receive dividend payments and payments on liquidation. In addition, the issuance of preferred stock could have the effect of delaying, deferring or preventing a change of control or other corporate action. Upon the completion of this offering, no shares of preferred stock will be outstanding. We have no present plan to issue any shares of preferred stock.

Warrants

As of July 31, 2021, 217,867 shares of our Class B common stock were issuable on the exercise of four outstanding warrants, with a weighted-average exercise price of $0.45 per share.

Options

As of July 31, 2021, 12,859,821 shares of our Class B common stock were issuable on the exercise of outstanding options to purchase shares of our Class B common stock under our 2011 Plan, with a weighted-average exercise price of $11.23 per share.

Restricted Stock Units

As of July 31, 2021, 715,374 shares of our Class B common stock were issuable upon the vesting and settlement of outstanding RSUs granted under our 2011 Plan. Subsequent to July 31, 2021, we granted RSUs for 767,554 shares of our Class B common stock under our 2011 Plan to our employees, consultants and directors. Each RSU is subject to a performance-based vesting condition, which will be satisfied in connection with this offering, and a service-based vesting condition.

Registration Rights

We are party to an amended and restated investors’ rights agreement that provides that certain holders of our capital stock, including certain holders of at least 5% of our capital stock and entities affiliated with certain of our directors, have certain registration rights, as set forth below. This amended and restated investors’ rights agreement was entered into in September 2018. The registration of shares of our common stock by the exercise of registration rights described below would enable the holders to sell these shares without restriction under the Securities Act when the applicable registration statement is declared effective. We will pay the registration expenses up to $50,000 in the aggregate of the shares registered by the demand, piggyback and Form S-3 registrations described below.

Generally, in an underwritten offering, the managing underwriter, if any, has the right, subject to specified conditions, to limit the number of shares such holders may include. The demand, piggyback and Form S-3 registration rights described below will expire upon the earliest to occur of: (a) three years after the first sale of our common stock in this offering following the effective date of the registration statement, of which this prospectus is a part; (b) the closing of a deemed liquidation event; or (c) with respect to any particular stockholder, such time as such stockholder can sell all of its shares without registration under Rule 144 of the Securities Act or another similar exemption without limitation during any three-month period.

Demand Registration Rights

The holders of an aggregate of 63,943,811 shares of our Class B common stock will be entitled to certain demand registration rights. At any time beginning 180 days after the effective date of the registration statement, of which this prospectus is a part, such holders are entitled to registration rights under the amended and restated investors’ rights agreement, on not more than two occasions, provided that the holders of at least 50% of such shares as are then outstanding request that we register at least 50% of such shares then outstanding (if the anticipated aggregate offering price, net of underwriting discounts and commissions, would exceed $5 million) and subject to exceptions set forth in the amended and restated investors’ rights agreement.

Piggyback Registration Rights

In connection with this offering, the holders of an aggregate of 63,943,811 shares of our capital stock were entitled to, and the necessary percentage of holders waived, their rights to notice of this offering and to include their shares of registrable securities in this offering. After this offering, in the event that we propose to register any of our securities under the Securities Act, either for our own account or for the account of other security holders, the holders of these shares will be entitled to certain piggyback registration rights allowing such holders to include their shares in such registration, subject to certain marketing and other limitations. As a result, whenever we propose to file a registration statement under the Securities Act, subject to certain exceptions, the holders of these shares are entitled to notice of the registration and have the right to include their shares in the registration, subject to limitations that the underwriters may impose on the number of shares included in the offering.

Form S-3 Registration Rights

The holders of an aggregate of 63,943,811 shares of Class B common stock will be entitled to certain Form S-3 registration rights. If we are eligible to file a registration statement on Form S-3, these holders have the right, upon written request from the holders of at least 50% of such shares as are then outstanding (if the anticipated aggregate offering price of such shares, net of underwriting discounts and commissions, is at least $1 million), subject to exceptions set forth in the amended and restated investors’ rights agreement.

Anti-Takeover Provisions

Certificate of Incorporation and Bylaws to be in Effect upon the Completion of this Offering

Because our stockholders do not have cumulative voting rights, stockholders holding a majority of the voting power of our shares of common stock will be able to elect all of our directors. Our amended and restated certificate of incorporation and amended and restated bylaws to be effective upon the completion of this offering will provide for stockholder actions at a duly called meeting of stockholders or, before the date on which all shares of common stock convert into a single class, by written consent. A special meeting of stockholders may be called by a majority of our board of directors, the chair of our board of directors, our chief executive officer or our lead independent director. Our amended and restated bylaws to be effective upon the completion of this offering will establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of our stockholders, including proposed nominations of persons for election to our board of directors.

Our amended and restated certificate of incorporation to be effective upon the completion of this offering will further provide for a dual-class common stock structure, which provides our current investors, officers and employees with control over all matters requiring stockholder approval, including the election of directors and significant corporate transactions, such as a merger or other sale of our company or its assets.

In accordance with our amended and restated certificate of incorporation to be effective upon the completion of this offering, immediately after this offering, our board of directors will be divided into three classes with staggered three-year terms.

The foregoing provisions will make it more difficult for another party to obtain control of us by replacing our board of directors. Since our board of directors has the power to retain and discharge our officers, these provisions could also make it more difficult for existing stockholders or another party to effect a change in management. In addition, the authorization of undesignated preferred stock makes it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change our control.

These provisions, including the dual-class structure of our common stock, are intended to preserve our existing control structure after completion of this offering, facilitate our continued product innovation and the risk-taking that it requires, permit us to continue to prioritize our long-term goals rather than short-term results, enhance the likelihood of continued stability in the composition of our board of directors and its policies and to discourage certain types of transactions that may involve an actual or threatened acquisition of us. These provisions are also designed to reduce our vulnerability to an unsolicited acquisition proposal and to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and may have the effect of deterring hostile takeovers or delaying changes in our control or management. As a consequence, these provisions may also inhibit fluctuations in the market price of our stock that could result from actual or rumored takeover attempts.

Section 203 of the Delaware General Corporation Law

When we have a class of voting stock that is either listed on a national securities exchange or held of record by more than 2,000 stockholders, we will be subject to Section 203 of the Delaware General Corporation Law, which prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years after the date that such stockholder became an interested stockholder, subject to certain exceptions.

Choice of Forum

Our amended and restated certificate of incorporation to be effective upon the completion of this offering will provide that the Court of Chancery of the State of Delaware (or, if and only if the Court of Chancery of the State of Delaware lacks subject matter jurisdiction, any state court located within the State of Delaware or, if and only if all such state courts lack subject matter jurisdiction, the federal district court for the District of Delaware) is the exclusive forum for actions or proceedings brought under Delaware statutory or common law: (1) any derivative claim or cause of action brought on our behalf; (2) any claim or cause of action asserting a breach of fiduciary duty; (3) any claim or cause of action against us arising under the Delaware General Corporation Law; (4) any claim or cause of action arising under or seeking to interpret our amended and restated certificate of incorporation or our amended and restated bylaws; or (5) any claim or cause of action against us that is governed by the internal affairs doctrine. The provisions would not apply to suits brought to enforce a duty or liability created by the Exchange Act.

In addition, our amended and restated certificate of incorporation will provide that the federal district courts of the United States of America will be the exclusive forum for resolving any complaint asserting a cause or causes of action arising under the Securities Act, including all causes of action asserted against any defendant to such complaint. For the avoidance of doubt, this provision is intended to benefit, and may be enforced by, us, our officers and directors, the underwriters to any offering giving rise to such complaint and any other professional entity whose profession gives authority to a statement made by that person or entity and who has prepared or certified any part of the documents underlying this offering.

Limitations of Liability and Indemnification

See the section titled “Executive Compensation — Indemnification Matters.”

Exchange Listing

Our Class A common stock is currently not listed on any securities exchange. We have applied to have our Class A common stock approved for listing on the Nasdaq Global Select Market under the symbol “BRZE.”

Transfer Agent and Registrar

Upon the completion of this offering, the transfer agent and registrar for our Class A common stock and Class B common stock will be American Stock Transfer & Trust Company, LLC. The transfer agent’s address is 6201 15th Avenue, Brooklyn, New York 11219, and its telephone number is (800) 937-5449.

1% Pledge

We are reserving up to 964,647 shares of our Class A common stock, which we may donate to fund our social impact and environmental, social and governance initiatives, of which none were issued and outstanding as of July 31, 2021.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our Class A common stock. Future sales of substantial amounts of our Class A common stock, including shares issued on the exercise of outstanding options, in the public market after this offering, or the possibility of these sales or issuances occurring, could adversely affect the prevailing market price for our Class A common stock or impair our ability to raise equity capital.

Based on our shares outstanding as of July 31, 2021, upon the completion of this offering, a total of                  shares of Class A common stock and                 shares of Class B common stock will be outstanding, assuming (i) the automatic conversion of all of our outstanding shares of convertible preferred stock into an aggregate of 62,830,697 shares of Class B common stock, (ii) the automatic exercise of outstanding common stock warrants that, if not exercised prior to this offering, will be automatically exercised into an aggregate of                  shares of Class B common stock, assuming an initial public offering price of $                 per share of Class A common stock, the midpoint of the estimated price range set forth on the cover page of this prospectus, and (iii) the issuance of 62,874 shares of Class B common stock following the closing of this offering from the settlement of certain outstanding RSUs for which the service based vesting condition was satisfied on or before the date of this offering and for which the vesting conditions will be satisfied in connection with this offering. Of these shares, all of the Class A common stock sold in this offering by us, plus any shares sold by us on the exercise of the underwriters’ option to purchase additional Class A common stock from us, will be freely tradable in the public market without restriction or further registration under the Securities Act, unless these shares are held by “affiliates,” as that term is defined in Rule 144 under the Securities Act.

The remaining shares of Class A common stock and Class B common stock will be, and shares of Class A common stock or Class B common stock subject to stock options will be on issuance, “restricted securities,” as that term is defined in Rule 144 under the Securities Act. These restricted securities are eligible for public sale only if they are registered under the Securities Act or if they qualify for an exemption from registration under Rules 144 or 701 under the Securities Act, which are summarized below. Restricted securities may also be sold outside of the United States to non-U.S. persons in accordance with Rule 904 of Regulation S.

As a result of the lock-up agreements described below and subject to the provisions of Rule 144 or Regulation S under the Securities Act, as well as our insider trading policy, these restricted securities will be available for sale in the public market after the date of this prospectus as follows:

Date Available for Sale in the Public Market	Number of Shares of Class A Common Stock
The commencement of trading on the 50th day after the date of this prospectus.

A number of shares and vested options equal to 20% of the then outstanding securities (including shares of Class A common stock, stock options and other equity) held by our current and former employees, contractors, consultants and advisors (excluding our directors, executive officers and individuals associated or affiliated with any of our institutional investors), representing approximately                  shares, based on outstanding securities held by such holders as of July 31, 2021.

The commencement of trading on the date that is two trading days after the date that the closing price of our Class A common stock on the Nasdaq Global Select Market exceeds 120% of the initial public offering price of our Class A common stock on at least 10 trading days in any 15-day trading day period (including the last trading day of such period) ending on or after the 48th day after the date of this prospectus.

A number of shares and vested options equal to 20% of the then outstanding securities (including shares of Class A common stock, stock options and other equity) held by all other holders not referenced above, representing approximately                  shares, based on outstanding securities held by such holders as of July 31, 2021.

The earlier of (a) the commencement of trading on the 180th day after the date of this prospectus or (b) the commencement of trading on the second full trading day following our second public release of quarterly or annual financial results (which for this purpose shall not include “flash” numbers or preliminary, partial earnings) following the date of this prospectus, subject to certain exceptions.

All remaining shares held by our stockholders not previously eligible for sale.

Rule 144

In general, under Rule 144 as currently in effect, once we have been subject to public company reporting requirements of Section 13 or Section 15(d) of the Exchange Act for at least 90 days, an eligible stockholder is entitled to sell such shares without complying with the manner of sale, volume limitation or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144. To be an eligible stockholder under Rule 144, such stockholder must not be deemed to have been one of our affiliates for purposes of the Securities Act at any time during the 90 days preceding a sale and must have beneficially owned the shares proposed to be sold for at least six months, including the holding period of any prior owner other than our affiliates. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then such person is entitled to sell such shares without complying with any of the requirements of Rule 144, subject to the expiration of the lock-up agreements described below.

In general, under Rule 144, as currently in effect, our affiliates or persons selling shares on behalf of our affiliates are entitled to sell shares upon expiration of the lock-up agreements described below, subject, in the case of restricted securities, to such shares having been beneficially owned for at least six months. Beginning 90 days after the date of this prospectus, within any three-month period, such stockholders may sell a number of shares that does not exceed the greater of:

•

1% of the number of Class A common stock then outstanding, which will equal approximately                  shares immediately after this offering, assuming no exercise of the underwriters’ option to purchase additional shares of Class A common stock from us; or

•	the average weekly trading volume of our Class A common stock on the Nasdaq Stock Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 701

Rule 701 generally allows a stockholder who was issued shares under a written compensatory plan or contract and who is not deemed to have been an affiliate of our company during the immediately preceding 90 days, to sell these shares in reliance on Rule 144, but without being required to comply with the public information, holding period, volume limitation or notice provisions of Rule 144. Rule 701 also permits affiliates of our company to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. All holders of Rule 701 shares, however, are required by that rule to wait until 90 days after the date of this prospectus before selling those shares under Rule 701, subject to the expiration of the lock-up agreements described below.

Form S-8 Registration Statements

We intend to file one or more registration statements on Form S-8 under the Securities Act with the SEC to register the offer and sale of shares of our Class A common stock and Class B common stock that are issuable under the 2011 Plan, the ESPP and the 2021 Plan. These registration statements will become effective immediately on filing. Shares covered by these registration statements will then be eligible for sale in the public markets, subject to vesting restrictions, any applicable lock-up agreements described below, and Rule 144 limitations applicable to affiliates.

Lock-Up Arrangements

We, all of our directors and executive officers, the selling stockholders, and holders of substantially all of our outstanding common stock and stock awards are subject to lock-up agreements or agreements with market stand-off provisions pursuant to which we and they have agreed that, until the earlier of (a) the commencement of trading on the 180th day following the date of this prospectus or (b) the commencement of trading on the second full trading day following our second public release of quarterly or annual financial results (which for this purpose shall not include “flash” numbers or preliminary, partial earnings) following the date of this prospectus, subject to certain exceptions, we and they will not, without the prior written consent of Goldman Sachs & Co. LLC, offer, sell, contract to sell, pledge, grant any option to purchase, lend or otherwise dispose of any shares of common stock, or any options or warrants to purchase any shares of common stock, or any securities convertible into, exchangeable for or that represent the right to receive shares of common stock.

This restricted period will end with respect to a number of shares and vested options equal to 20% of the then outstanding securities held by our current and former employees, contractors, consultants and advisors (excluding our directors, executive officers and individuals associated or affiliated with any of our institutional investors) at the commencement of trading on the 50th day after the date of this prospectus. This restricted period will end with respect to a number of shares and vested options equal to 20% of the then outstanding securities held by all other holders at the commencement of trading on the date that is two trading days after the date that the closing price of our Class A common stock on the Nasdaq Global Select Market exceeds 120% of the initial public offering price of our Class A common stock on at least 10 trading days in any 15-day trading day period (including the last trading day of such period) ending on or after the 48th day after the date of this prospectus. We may, in our discretion, extend any such early release date as reasonably necessary for administrative proceeding.

These agreements described above are subject to a number of exceptions. See the section titled “Underwriting” for information about these exceptions and a further description of these agreements. Goldman

Sachs & Co. LLC may release any of the securities subject to these lock-up agreements at any time, subject to applicable notice requirements.

In addition to the restrictions contained in the lock-up agreements described above, we have entered into agreements with all of our security holders that contain market stand-off provisions imposing restrictions on the ability of such security holders to offer, sell or transfer our equity securities until                .

Registration Rights

Upon the completion of this offering, the holders of 63,943,811 shares of our Class B common stock or certain of their transferees will be entitled to certain rights with respect to the registration of the offer and sale of their shares under the Securities Act. Registration of these shares under the Securities Act would result in the shares becoming freely tradable without restriction under the Securities Act immediately on the effectiveness of the registration. See the section titled “Description of Capital Stock — Registration Rights” for additional information.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS OF OUR CLASS A COMMON STOCK

The following summary describes certain material U.S. federal income tax consequences of the ownership and disposition of our Class A common stock acquired in this offering by Non-U.S. Holders (as defined below). This discussion is not a complete analysis of all potential U.S. federal income tax consequences relating thereto, and does not address non-U.S., state or local consequences that may be relevant to Non-U.S. Holders in light of their particular circumstances, nor does it address U.S. federal tax consequences (such as gift and estate taxes) other than income taxes. This discussion is limited to Non-U.S. Holders that hold our Class A common stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all U.S. federal income tax consequences relevant to a Non-U.S. Holder’s particular circumstances, including the impact of the alternative minimum tax, the special tax accounting rules under Section 451(b) of the Code, or the Medicare contribution tax on net investment income. Special rules different from those described below may apply to certain Non-U.S. Holders that are subject to special treatment under the Code, such as financial institutions, insurance companies, tax-exempt organizations, broker-dealers and traders in securities, certain former U.S. citizens or long-term residents, “controlled foreign corporations,” “passive foreign investment companies,” corporations that accumulate earnings to avoid U.S. federal income tax, corporations organized outside of the United States, any state thereof or the District of Columbia that are nonetheless treated as U.S. taxpayers for U.S. federal income tax purposes, persons that hold our Class A common stock as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security” or other integrated investment or risk reduction strategy, persons who acquire our Class A common stock through the exercise of an option or otherwise as compensation, “qualified foreign pension funds” as defined in Section 897(l)(2) of the Code and entities all of the interests of which are held by qualified foreign pension funds, partnerships and other pass-through entities or arrangements, and investors therein. If an entity or arrangement that is classified as a partnership for U.S. federal income tax purposes holds our Class A common stock, the U.S. federal income tax treatment of a partner in the partnership generally depends on the status of the partner and the activities of the partnership. Such Non-U.S. Holders described above, including partnerships holding our Class A common stock and partners in such partnerships, are urged to consult their own tax advisors to determine the U.S. federal, state, local, and other tax consequences that may be relevant to them. Furthermore, the discussion below is based upon the provisions of the Code, and Treasury Regulations, rulings, and judicial decisions thereunder as of the date hereof, and such authorities may be repealed, revoked, or modified, perhaps retroactively, so as to result in U.S. federal income tax consequences different from those discussed below. We have not requested a ruling from the U.S. Internal Revenue Service, or the IRS, with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS will agree with such statements and conclusions.

This discussion is for informational purposes only and is not tax advice. Persons considering the purchase of our Class A common stock pursuant to this offering should consult their own tax advisors concerning the U.S. federal income, estate, and other tax consequences of owning and disposing of our Class A common stock in light of their particular situations as well as any consequences arising under the laws of any other taxing jurisdiction, including any state, local, or non-U.S. tax consequences.

For the purposes of this discussion, a “Non-U.S. Holder” is, for U.S. federal income tax purposes, a beneficial owner of Class A common stock that is neither a U.S. Holder, nor a partnership (or other entity treated as a partnership for U.S. federal income tax purposes regardless of its place of organization or formation). A “U.S. Holder” means a beneficial owner of our Class A common stock that is for U.S. federal income tax purposes any of the following:

•	an individual who is a citizen or resident of the United States;

•

a corporation or other entity treated as a corporation for U.S. federal income tax purposes created or organized in or under the laws of the United States, any state thereof, or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•

a trust if it (1) is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (2) has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person.

Distributions

Distributions, if any, on our Class A common stock to a Non-U.S. Holder, to the extent made out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles), generally will constitute dividends for U.S. tax purposes and will be subject to withholding tax at a 30% rate, or such lower rate as may be specified by an applicable income tax treaty, subject to the discussions below regarding effectively connected income, backup withholding, and foreign accounts. To obtain a reduced rate of withholding under a treaty, a Non-U.S. Holder generally will be required to provide the applicable withholding agent with a properly executed IRS Form W-8BEN (in the case of individuals) or IRS Form W-8BEN-E (in the case of entities), or other appropriate form, certifying the Non-U.S. Holder’s entitlement to benefits under that treaty. This certification must be provided to the applicable withholding agent prior to the payment of dividends and may be required to be updated periodically. In the case of a Non-U.S. Holder that is an entity, the relevant tax treaty and applicable Treasury Regulations provide rules to determine whether, for purposes of determining the applicability of a tax treaty, dividends will be treated as paid to the entity or to those holding an interest in that entity. If a Non-U.S. Holder holds stock through a financial institution or other agent acting on the holder’s behalf, the holder will be required to provide appropriate documentation to such agent. The holder’s agent will then be required to provide certification to the applicable withholding agent, either directly or through other intermediaries. If a Non-U.S. Holder is eligible for a reduced rate of U.S. federal withholding tax under an income tax treaty and such Non-U.S. Holder does not timely file the required certification, such Non-U.S. Holder may be able to obtain a refund or credit of any excess amounts withheld by timely filing an appropriate claim for a refund with the IRS.

Withholding agents generally are not required to withhold tax on dividends paid to a Non-U.S. Holder that are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment or fixed base that such holder maintains in the United States) if a properly executed IRS Form W-8ECI, stating that the dividends are so connected, is furnished to the applicable withholding agent. In general, such effectively connected dividends will be subject to U.S. federal income tax, on a net income basis at the regular rates applicable to U.S. residents. A corporate Non-U.S. Holder receiving effectively connected dividends may also be subject to an additional “branch profits tax,” which is imposed, under certain circumstances, at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty) on the corporate Non-U.S. Holder’s effectively connected earnings and profits, subject to certain adjustments. Non-U.S. Holders should consult their tax advisors regarding any applicable income tax treaties that may provide for different rules.

To the extent distributions on our Class A common stock, if any, exceed our current and accumulated earnings and profits, they will first reduce the Non-U.S. Holder’s adjusted basis in our Class A common stock, but not below zero, and then will be treated as gain to the extent of any excess amount distributed, and taxed in the same manner as gain realized from a sale or other disposition of Class A common stock as described in the next section.

Gain on Disposition of Our Class A Common Stock

Subject to the discussions below regarding backup withholding and foreign accounts, a Non-U.S. Holder generally will not be subject to U.S. federal income tax with respect to gain realized on a sale or other taxable disposition of our Class A common stock unless (a) the gain is effectively connected with a trade or business of such holder in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment or fixed base that such holder maintains in the United States), (b) the Non-U.S. Holder is a nonresident alien individual and is present in the United States for 183 or more days in the taxable year of the disposition and certain other conditions are met, or (c) we are or have been a “United States real property holding corporation” within the meaning of Section 897(c)(2) of the Code at any time within the shorter of the five-year period preceding such disposition or such holder’s holding period in our Class A common stock. In general, we would be a United States real property holding corporation if our interests in U.S. real property comprise (by fair market value) at least half of our worldwide real property interests and our other assets used or held for use in a trade or business. We believe that we are not, and do not anticipate becoming, a United States real property holding corporation. Even if we are treated as a United States real property holding corporation, gain realized by a Non-U.S. Holder on a disposition of our Class A common stock will not be subject to U.S. federal income tax so long as (1) the Non-U.S. Holder owned, directly, indirectly and constructively, no more than 5% of our Class A common stock at all times within the shorter of (i) the five-year period preceding the disposition or (ii) the holder’s holding period, and (2) our Class A common stock is regularly traded on an established securities market, as defined in applicable Treasury Regulations. There can be no assurance that our Class A common stock will qualify, or continue to qualify, as regularly traded on an established securities market. If a Non-U.S. Holder’s gain on disposition of our Class A common stock is taxable because we are or have been a United States real property holding corporation, such Non-U.S. Holder will be taxed on such disposition generally in the same manner as gain that is effectively connected with the conduct of a U.S. trade or business (subject to the provisions under an applicable income tax treaty), except that the branch profits tax generally will not apply to a corporate Non-U.S. Holder.

Non-U.S. Holders described in (a) above will be required to pay tax on the net gain derived from the sale or other taxable disposition at regular U.S. federal income tax rates, and corporate Non-U.S. Holders described in (a) above may be subject to the additional branch profits tax on such gain at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. Non-U.S. Holders described in (b) above will be subject to U.S. federal income tax on the net gain derived from the sale or other taxable disposition at a flat 30% rate or such lower rate as may be specified by an applicable income tax treaty, which gain may be offset by certain U.S.-source capital losses (even though a Non-U.S. Holder is not considered a resident of the United States), provided that the Non-U.S. Holder has timely filed U.S. federal income tax returns with respect to such losses.

Information Reporting Requirements and Backup Withholding

Generally, payors must report information to the IRS with respect to any distributions we pay on our Class A common stock (even if the payments are exempt from withholding), including the amount of any such distributions, the name and address of the recipient, and the amount of tax withheld, if any. A similar report is sent to the holder to whom any such distributions are paid. Pursuant to tax treaties or certain other agreements, the IRS may make its reports available to tax authorities in the recipient’s country of residence.

Distributions paid by us (or our paying agents) to a Non-U.S. Holder also may be subject to U.S. backup withholding. U.S. backup withholding generally will not apply to a Non-U.S. Holder who provides a properly executed IRS Form W-8BEN, IRS Form W-8BEN-E, or IRS Form W-ECI, or otherwise establishes an exemption. Notwithstanding the foregoing, backup withholding may apply if the payor has actual knowledge, or reason to know, that the holder is a U.S. person who is not an exempt recipient.

U.S. information reporting and backup withholding requirements generally will apply to the proceeds of a disposition of our Class A common stock effected by or through a U.S. office of any broker, U.S. or foreign, except that information reporting and such requirements may be avoided if the holder provides a properly executed IRS Form W-8BEN or IRS Form W-8BEN-E or otherwise meets documentary evidence requirements for establishing non-U.S. person status or otherwise establishes an exemption. Generally, U.S. information reporting and backup withholding requirements will not apply to a payment of disposition proceeds to a Non-U.S. Holder where the transaction is effected outside the United States through a non-U.S. office of a non-U.S. broker. Information reporting and backup withholding requirements may, however, apply to a payment of disposition proceeds if the broker has actual knowledge, or reason to know, that the holder is, in fact, a U.S. person. For information reporting purposes, certain brokers with substantial U.S. ownership or operations will generally be treated in a manner similar to U.S. brokers.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be credited against the tax liability of persons subject to backup withholding, potentially reducing in a refund, provided that the required information is timely furnished to the IRS.

Foreign Accounts

Sections 1471 through 1474 of the Code (commonly referred to as FATCA) impose a U.S. federal withholding tax of 30% on certain payments to a foreign financial institution (as specifically defined by applicable rules) unless such institution enters into an agreement with the U.S. government to withhold on certain payments and to collect and provide to the U.S. tax authorities substantial information regarding U.S. account holders of such institution (which includes certain equity holders of such institution, as well as certain account holders that are foreign entities with U.S. owners). FATCA also generally imposes a U.S. federal withholding tax of 30% on certain payments to a non-financial foreign entity unless such entity provides the withholding agent with either a certification that it does not have any substantial direct or indirect U.S. owners or provides information regarding substantial direct and indirect U.S. owners of the entity. An intergovernmental agreement between the United States and an applicable foreign country may modify those requirements. The withholding tax described above will not apply if the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from the rules.

FATCA withholding currently applies to payments of dividends, if any, on our Class A common stock. The U.S. Treasury Department has released proposed regulations which, if finalized in their present form, would eliminate the U.S. federal withholding tax of 30% applicable to the gross proceeds of a sale or other disposition of our Class A common stock. In its preamble to such proposed regulations, the U.S. Treasury Department stated that taxpayers may generally rely on the proposed regulations until final regulations are issued. Non-U.S. holders are encouraged to consult with their own tax advisors regarding the possible implications of FATCA on their investment in our Class A common stock.

EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS OWN TAX ADVISOR REGARDING THE TAX CONSEQUENCES OF PURCHASING, HOLDING, AND DISPOSING OF OUR CLASS A COMMON STOCK, INCLUDING THE CONSEQUENCES OF ANY RECENT OR PROPOSED CHANGE IN APPLICABLE LAW.

UNDERWRITING

We, the selling stockholders and the underwriters named below have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman Sachs & Co. LLC, J.P. Morgan Securities LLC and Barclays Capital Inc. are the representatives of the underwriters.

Underwriters	Number of Shares
Goldman Sachs & Co. LLC
J.P. Morgan Securities LLC
Barclays Capital Inc.
Piper Sandler & Co.
William Blair & Company, L.L.C.
Canaccord Genuity LLC
Cowen and Company, LLC
JMP Securities LLC
Needham & Company, LLC
Oppenheimer & Co. Inc.
Raymond James & Associates, Inc.
Loop Capital Markets LLC

Total

The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.

The underwriters have an option to buy up to an additional                shares from us and                shares to cover sales by the underwriters of a greater number of shares than the total number set forth in the table above. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by us and the selling stockholders. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase                additional shares.

Paid by Us

	No Exercise	Full Exercise
Per Share	$	$
Total	$	$

Paid by the Selling Stockholders

	No Exercise	Full Exercise
Per Share	$	$
Total	$	$

Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $                per share from the initial public offering price. After the initial offering of the shares, the representatives may change the offering price and the other selling terms. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part. Sales of any shares made outside of the United States may be made by affiliates of the underwriters.

We, our officers, directors, the selling stockholders and holders of substantially all of our securities have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any capital stock or securities convertible into or exchangeable for shares of capital stock during the period from the date of this prospectus continuing until the earlier of (a) the commencement of trading on the 180th day after the date of this prospectus or (b) the commencement of trading on the second full trading day following our second public release of quarterly or annual financial results (which for this purpose shall not include “flash” numbers or preliminary, partial earnings) following the date of this prospectus, except with the prior written consent of Goldman Sachs & Co. LLC. This agreement does not apply to any existing employee benefit plans. See the section titled “Shares Eligible for Future Sale” for a discussion of certain transfer restrictions and potential early releases of these lock-up restrictions.

Prior to this offering, there has been no public market for the shares. The initial public offering price has been negotiated among us and the representatives. Among the factors to be considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, will be our historical performance, estimates of our business potential and earnings prospects, an assessment of our management and the consideration of the above factors in relation to market valuation of companies in related businesses.

We have applied to list our Class A common stock on the Nasdaq Global Select Market under the symbol “BRZE.”

In connection with the offering, the underwriters may purchase and sell shares of Class A common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering, and a short position represents the amount of such sales that have not been covered by subsequent purchases. A “covered short position” is a short position that is not greater than the amount of additional shares for which the underwriters’ option described above may be exercised. The underwriters may cover any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to cover the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option described above. “Naked” short sales are any short sales that create a short position greater than the amount of additional shares for which the option described above may be exercised. The underwriters must cover any such naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the Class A common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of Class A common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of our Class A common stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the Class A common stock. As a result, the price of the Class A common stock may be higher than the price that otherwise might exist in the open market. The underwriters are not required to engage in these activities and may end any of these activities at any time. These transactions may be effected on                 , in the over-the-counter market or otherwise.

We estimate that our share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $                                . In addition, we have agreed to reimburse the underwriters for certain expenses in connection with this offering in an amount up to $                 .

We and the selling stockholders have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services. Certain of the underwriters and their respective affiliates have provided, and may in the future provide, a variety of these services to us and to persons and entities with relationships with us, for which they received or will receive customary fees and expenses.

In the ordinary course of their various business activities, the underwriters and their respective affiliates, officers, directors and employees may purchase, sell or hold a broad array of investments and actively trade securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments for their own account and for the accounts of their customers, and such investment and trading activities may involve or relate to assets, securities and/or instruments of ours (directly, as collateral securing other obligations or otherwise) and/or persons and entities with relationships with us. The underwriters and their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such assets, securities or instruments and may at any time hold, or recommend to clients that they should acquire, long and/or short positions in such assets, securities and instruments.

European Economic Area

In relation to each Member State of the European Economic Area (each, a “Relevant Member State”), an offer to the public of any shares may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of any shares may be made at any time under the following exemptions under the Prospectus Regulation:

(a)	to any legal entity which is a “qualified investor” as defined under the Prospectus Regulation;

(b)

to fewer than 150 natural or legal persons (other than “qualified investors” as defined under the Prospectus Regulation), per Relevant Member State, subject to obtaining the prior consent of the underwriter for any such offer; or

(c)	in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

provided that no such offer of shares shall result in a requirement for us or the underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or a supplemental prospectus pursuant to Article 23 of the Prospectus Regulation and each person who initially acquires any shares or to whom any offer is made will be deemed to have represented, warranted and agreed to and with the underwriter and us that it is a qualified investor within the meaning of Article 2(e) of the Prospectus Regulation. For the purposes of this provision, the expression an “offer to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase or subscribe for any shares, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

United Kingdom

An offer to the public of any shares may not be made in the United Kingdom, except that an offer to the public in the United Kingdom of any shares may be made at any time under the following exemptions under the UK Prospectus Regulation:

(a)	to any legal entity which is a “qualified investor” as defined under the UK Prospectus Regulation;

(b)

to fewer than 150 natural or legal persons (other than “qualified investors” as defined under the UK Prospectus Regulation), subject to obtaining the prior consent of the underwriter for any such offer; or

(c)	in any other circumstances falling within section 86 of the Financial Services and Markets Act 2000 (as amended, “FSMA”),

provided that no such offer of shares shall result in a requirement for us or the underwriter to publish a prospectus pursuant to section 85 of the FSMA or a supplemental prospectus pursuant to Article 23 of the UK Prospectus Regulation and each person who initially acquires any shares or to whom any offer is made will be deemed to have represented, warranted and agreed to and with each of the underwriter and us that it is a qualified investor within the meaning of Article 2 of the UK Prospectus Regulation.

For the purposes of this provision, the expression an “offer to the public” in relation to any shares in the United Kingdom means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase or subscribe for any shares, and the expression “UK Prospectus Regulation” means Regulation (EU) 2017/1129 as it forms part of UK domestic law by virtue of the European Union (Withdrawal) Act 2018.

In the United Kingdom, this prospectus supplement is being distributed only to, and is directed only at, persons who are “qualified investors” (as defined in the UK Prospectus Regulation) who are (i) persons having professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the “Order”), (ii) high net worth entities falling within Article 49(2)(a) to (d) of the Order, or (iii) persons to whom it would otherwise be lawful to distribute it, all such persons together being referred to as “Relevant Persons.” In the United Kingdom, the shares are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such shares will be engaged in only with, Relevant Persons. This prospectus supplement and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by any recipients to any other person in the United Kingdom. Any person in the United Kingdom that is not a Relevant Person should not act or rely on this prospectus supplement or its contents. The shares are not being offered to the public in the United Kingdom.

Canada

The securities may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions, and Ongoing Registrant Obligations. Any resale of the securities must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Hong Kong

The shares have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) (the “SFO”) of Hong Kong and any rules made thereunder; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32) of Hong Kong) (the “CO”) or which do not constitute an offer to the public within the meaning of the CO. No advertisement, invitation or document relating to the shares of common stock has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the SFO and any rules made thereunder.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares, whether directly or indirectly, to any person in Singapore other than:

(a)

to an institutional investor (as defined in Section 4A of the Securities and Futures Act (Chapter 289) of Singapore, as modified or amended from time to time (the “SFA”)) pursuant to Section 274 of the SFA;

(b)

to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA; or

(c)	otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

(a)

a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

securities or securities-based derivatives contracts (each term as defined in Section 2(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares pursuant to an offer made under Section 275 of the SFA except:

(i)	to an institutional investor or to a relevant person, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

(ii)	where no consideration is or will be given for the transfer;

(iii)	where the transfer is by operation of law;

(iv)	as specified in Section 276(7) of the SFA; or

(v)	as specified in Regulation 37A of the Securities and Futures (Offers of Investments) (Securities and Securities-based Derivatives Contracts) Regulations 2018.

Singapore Securities and Futures Act Product Classification — Solely for the purposes of its obligations pursuant to Sections 309B(1)(a) and 309B(1)(c) of the SFA, we have determined, and hereby notify all relevant persons (as defined in Section 309A of the SFA) that the common shares are “prescribed capital markets products” (as defined in the Securities and Futures (Capital Markets Products) Regulations 2018) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).

Japan

The securities have not been and will not be registered under the Financial Instruments and Exchange Act of Japan (Act No. 25 of 1948, as amended), or the FIEA. The securities may not be offered or sold, directly or indirectly, in Japan or to or for the benefit of any resident of Japan (including any person resident in Japan or any corporation or other entity organized under the laws of Japan) or to others for reoffering or resale, directly or indirectly, in Japan or to or for the benefit of any resident of Japan, except pursuant to an exemption from the registration requirements of the FIEA and otherwise in compliance with any relevant laws and regulations of Japan.

LEGAL MATTERS

The validity of the shares of Class A common stock being offered by this prospectus will be passed upon for us by Cooley LLP, New York, New York. Certain legal matters in connection with this offering will be passed upon for the underwriters by Simpson Thacher & Bartlett LLP, New York, New York.

EXPERTS

The consolidated financial statements of Braze, Inc. at January 31, 2020 and 2021, and for the years then ended, included in this prospectus and registration statement have been audited by Ernst & Young LLP, an independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in auditing and accounting.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of Class A common stock offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all the information set forth in the registration statement, some of which is contained in exhibits to the registration statement as permitted by the rules and regulations of the SEC. For further information with respect to us and our Class A common stock, we refer you to the registration statement, including the exhibits filed as a part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or any other document are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, please see the copy of the contract or document that has been filed. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit. The SEC maintains an internet website that contains reports and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov.

Upon the completion of this offering, we will be subject to the information reporting requirements of the Exchange Act, and we will file reports, proxy statements and other information with the SEC. These reports, proxy statements and other information will be available at www.sec.gov.

We also maintain a website at www.braze.com. Information contained in, or accessible through, our website is not a part of this prospectus, and the inclusion of our website address in this prospectus is only as an inactive textual reference.

BRAZE, INC.

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Braze, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Braze, Inc. (the “Company”) as of January 31, 2020 and 2021, the related consolidated statements of operations, comprehensive loss, changes in convertible preferred stock, redeemable non-controlling interest and stockholders’ deficit, and cash flows for each of the two years in the period ended January 31, 2021, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at January 31, 2020 and 2021, and the results of its operations and its cash flows for each of the two years in the period ended January 31, 2021, in conformity with U.S. generally accepted accounting principles.

Adoption of ASU No. 2014-09

As discussed in Note 2 to the consolidated financial statements, the Company changed its method of accounting for revenue recognition in 2020 due to the adoption of Accounting Standards Update (ASU) No. 2014-09, Revenue from Contracts with Customers (Topic 606), and the related amendments.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Ernst & Young LLP

We have served as the Company’s auditor since 2019.

New York, NY

June 23, 2021

BRAZE, INC.

Consolidated Balance Sheets

(in thousands, except share and per share amounts)

	January 31,
	2020	2021
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$6,740	$28,509
Restricted cash	353	472
Accounts receivable, net of allowance for doubtful accounts of $733 and $934 as of January 31, 2020 and 2021, respectively	23,270	34,771
Marketable securities	85,223	58,004
Prepaid expenses and other current assets	11,388	12,202

Total current assets	126,974	133,958
Restricted cash, noncurrent	4,509	4,037
Property and equipment, net	2,550	5,486
Deferred contract costs	18,081	27,433
Other assets	956	480

TOTAL ASSETS	$153,070	$171,394

LIABILITIES, CONVERTIBLE PREFERRED STOCK, REDEEMABLE NONCONTROLLING INTEREST AND STOCKHOLDERS’ DEFICIT
CURRENT LIABILITIES:
Accounts payable	$1,211	$439
Accrued expenses and other current liabilities	11,643	25,904
Deferred revenue	51,411	74,789

Total current liabilities	64,265	101,132
Deferred tax liabilities	20	80
Other long-term liabilities	1,432	2,227

TOTAL LIABILITIES	65,717	103,439

COMMITMENTS AND CONTINGENCIES (NOTE 14)
Convertible preferred stock, $0.0001 par value; 62,831,584 and 65,318,250 shares authorized as of January 31, 2020 and 2021, respectively; 62,830,697 shares issued and outstanding as of January 31, 2020 and 2021	174,229	174,229
Redeemable noncontrolling interest	—	2,233

STOCKHOLDERS’ DEFICIT:
Common stock, $0.0001 par value; 94,340,000 and 98,500,000 shares authorized as of January 31, 2020 and 2021, respectively; 17,179,556 and 19,498,295 shares issued and outstanding as of January 31, 2020 and 2021, respectively	—	—
Additional paid-in capital	19,580	29,777
Accumulated other comprehensive income (loss)	34	(42)
Accumulated deficit	(106,490)	(138,242)

TOTAL STOCKHOLDERS’ DEFICIT	(86,876)	(108,507)

TOTAL LIABILITIES, CONVERTIBLE PREFERRED STOCK, REDEEMABLE NONCONTROLLING INTEREST AND STOCKHOLDERS’ DEFICIT	$153,070	$171,394

The accompanying notes are an integral part of these consolidated financial statements.

BRAZE, INC.

Consolidated Statements of Operations

(in thousands, except share and per share amounts)

	Fiscal Year Ended January 31,
	2020	2021
Revenue	$96,364	$150,191
Cost of revenue	35,686	54,511

Gross profit	60,678	95,680
Operating expenses:
Sales and marketing	57,348	70,661
Research and development	20,339	29,212
General and administrative	16,524	27,959

Total operating expenses	94,211	127,832

Loss from operations	(33,533)	(32,152)
Other income (expense):
Investment income	2,127	840
Other income (expense), net	48	(120)

Loss before provision for income taxes	(31,358)	(31,432)
Provision for income taxes	452	537

Net loss	$(31,810)	$(31,969)

Net loss attributable to redeemable noncontrolling interest	$—	$(217)

Net loss attributable to Braze, Inc.	$(31,810)	$(31,752)

Net loss per share attributable to Braze, Inc. common stockholders, basic and diluted	$(1.96)	$(1.77)

Weighted-average shares used to compute net loss per share attributable to Braze, Inc. common stockholders, basic and diluted	16,189,388	17,972,472

The accompanying notes are an integral part of these consolidated financial statements.

BRAZE, INC.

Consolidated Statements of Comprehensive Loss

(in thousands)

	Fiscal Year Ended January 31,
	2020	2021
Net loss	$(31,810)	$(31,969)
Other comprehensive income (loss):
Change in foreign currency translation adjustments	(85)	(26)
Unrealized gains (losses) on marketable securities	87	(50)

Other comprehensive income (loss), net	2	(76)

Comprehensive loss, net	$(31,808)	$(32,045)
Less comprehensive loss attributable to redeemable noncontrolling interest:
Net loss attributable to redeemable non-controlling interest	—	(217)

Comprehensive loss, net, attributable to noncontrolling interests	—	(217)

Comprehensive loss, net, attributable to Braze Inc.	$(31,808)	$(31,828)

The accompanying notes are an integral part of these consolidated financial statements.

BRAZE, INC.

Consolidated Statements of Convertible Preferred Stock, Redeemable Noncontrolling Interest and Stockholders’ Deficit

(in thousands, except share and per share amounts)

	Convertible Preferred Stock		Redeemable Noncontrolling Interest	Common Stock		Additional Paid-In Capital	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total Stockholders’ Deficit
	Shares	Amount		Shares	Amount
Balance, January 31, 2019	62,830,697	$174,229	$—	14,966,077	$—	$5,765	$(84,683)	$32	$(78,886)
Cumulative effect of adoption of Topic 606	—	—	—	—	—	—	10,003	—	10,003
Issuance of common stock for options exercised	—	—	—	2,232,230	—	1,117	—	—	1,117
Vesting of early exercised options	—	—	—	—	—	260	—	—	260
Repurchase of shares related to early exercised options	—	—	—	(18,751)	—	(8)	—	—	(8)
Stock-based compensation	—	—	—	—	—	12,446	—	—	12,446
Other comprehensive income	—	—	—	—	—	—	—	2	2
Net loss attributable to Braze, Inc.	—	—	—	—	—	—	(31,810)	—	(31,810)

Balance, January 31, 2020	62,830,697	$174,229	$—	17,179,556	$—	$19,580	$(106,490)	$34	$(86,876)
Issuance of common stock for options exercised	—	—	—	2,334,263	—	2,482	—	—	2,482
Vesting of early exercised options	—	—	—	—		263		—	263
Repurchase of shares related to early exercised options	—	—	—	(4,524)	—	(10)	—	—	(10)
Repurchase of common shares	—	—	—	(11,000)	—	(204)	—	—	(204)
Stock-based compensation	—	—	—	—	—	7,666	—	—	7,666
Investment from redeemable noncontrolling interest	—	—	2,450	—	—	—	—	—	—
Other comprehensive loss	—	—	—	—	—	—	—	(76)	(76)
Net loss attributable to redeemable noncontrolling interests	—	—	(217)	—	—	—	—	—	—
Net loss attributable to Braze, Inc.	—	—	—	—	—	—	(31,752)	—	(31,752)

Balance, January 31, 2021	62,830,697	$174,229	$2,233	19,498,295	$—	$29,777	$(138,242)	$(42)	$(108,507)

The accompanying notes are an integral part of these consolidated financial statements.

BRAZE, INC.

Consolidated Statements of Cash Flows

(in thousands)

	Fiscal Year Ended January 31,
	2020	2021
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss (including amounts attributable to noncontrolling interests)	$(31,810)	$(31,969)
Adjustments to reconcile net loss to net cash used in operating activities:
Stock-based compensation	12,408	7,540
Amortization of deferred contract costs	5,783	10,617
Depreciation and amortization	645	1,589
Provision for bad debt	580	853
(Accretion) amortization of discount/premium on marketable securities	(456)	345
Unrealized foreign exchange loss	212	222
Deferred income taxes	57	60
Changes in operating assets and liabilities:
Accounts receivable	(12,589)	(12,354)
Prepaid expenses and other current assets	(2,950)	(833)
Deferred contract costs	(14,649)	(19,969)
Other non-current assets	25	643
Accounts payable	(2,551)	(776)
Accrued expenses and other current liabilities	8,222	13,797
Deferred revenue	28,507	23,378
Other long-term liabilities	1,201	777

Net cash used in operating activities	(7,365)	(6,080)
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property and equipment	(1,724)	(2,466)
Capitalized internal-use software costs	(830)	(1,886)
Purchases of marketable securities	(123,130)	(59,418)
Maturities of marketable securities	38,450	86,242

Net cash (used in) provided by investing activities	(87,234)	22,472
CASH FLOWS FROM FINANCING ACTIVITIES:
Investment from redeemable noncontrolling interest	—	2,450
Proceeds from exercise of common stock options	1,265	2,813
Repurchase of shares related to early exercised options	(8)	(10)
Repurchase of common shares	—	(204)
Payment of deferred offering costs	—	(183)

Net cash provided by financing activities	1,257	4,866
Effect of exchange rate changes on cash	15	158

Net change in cash, cash equivalents and restricted cash	(93,327)	21,416
Cash, cash equivalents and restricted cash, beginning of year	104,929	11,602

Cash, cash equivalents and restricted cash, end of year	$11,602	$33,018

SUPPLEMENTAL CASH FLOW DISCLOSURE:
Cash paid for income taxes, net of tax refunds	$176	$472
NON-CASH INVESTING AND FINANCING ACTIVITIES:
Stock-based compensation capitalized to internal-use software	$38	$126
Capitalized internal-use software development costs in accrued expenses	$17	$62
Unrealized net gain (loss) on marketable investment securities	$87	$(50)
Net change to property and equipment (included in accounts payable)	$57	$(15)
Vesting of early exercised options	$260	$263

The accompanying notes are an integral part of these consolidated financial statements.

BRAZE, INC.

Notes to Consolidated Financial Statements

1.	Organization and Description of Business

Braze, Inc., together with its subsidiaries (collectively, the “Company”, “we”, “us”, “our” or “Braze”), is a cloud-based customer engagement platform that delivers customer-centric experiences across push notifications, email, in-product messaging, SMS and MMS messages, and more. Customers use the Braze platform to facilitate real time experiences between brands and customers in a more authentic and human way.

We began operations in 2011 and are incorporated in the state of Delaware. Our headquarters are located in New York, New York. We also lease additional office space in San Francisco, London, Singapore and Tokyo, and have a significant presence in Austin, Chicago and Germany.

Emerging Growth Company Status

We are an emerging growth company, as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and, for so long as we continue to be an emerging growth company, we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. In addition, pursuant to Section 107 of the JOBS Act, as an emerging growth company, we have elected to take advantage of the extended transition period for complying with new or revised accounting standards until those standards would otherwise apply to private companies. If we cease to be an emerging growth company, we will no longer be able to take advantage of these exemptions or the extended transition period for complying with new or revised accounting standards.

Impact of COVID-19

Beginning in January 2020, the outbreak of the novel Coronavirus Disease 2019 (“COVID-19”) pandemic caused general business disruption worldwide. COVID-19 is considered to be highly contagious and poses a serious public health threat. State mandated lockdowns have adversely impacted many companies, as many public health regulations transformed or even halted daily operations. We have not experienced a materially negative impact from COVID-19 and continue to monitor the global situation and the potential impact on our financial condition, liquidity, operations, suppliers, industry, and workforce. Given the continued evolution of the COVID-19 outbreak and the global responses to curb its spread, we are not able to estimate the ongoing effects on our results of operations, financial condition, or liquidity.

2.	Summary of Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”). The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, and variable interest entities (“VIE”) for which were are the primary beneficiary. Intercompany balances and transactions have been eliminated in consolidation.

BRAZE, INC.

Notes to Consolidated Financial Statements

Deferred Offering Costs

Deferred offering costs consist primarily of accounting, legal, and other fees related to our proposed initial public offering (“IPO”). Upon consummation of the IPO, the deferred offering costs will be offset against the proceeds from the offering. In the event the offering is aborted, deferred offering costs will be expensed. We capitalized $0.2 million of deferred offering costs within other assets, noncurrent in the consolidated balance sheet as of January 31, 2021. No offering costs were capitalized as of January 31, 2020.

Basic and Diluted Net Loss attributable to Braze, Inc. Common Stockholders per Share

Basic and diluted net loss attributable to Braze, Inc. common stockholders per share is presented in conformity with the two-class method required for participating securities. Under the two-class method, net loss is attributed to common stockholders and participating securities based on their participation rights. We consider all series of our convertible preferred stock to be participating securities. Under the two-class method, the net loss attributable to Braze, Inc. common stockholders is not allocated to the convertible preferred stock as the holders of our convertible preferred stock do not have a contractual obligation to share in our losses.

Basic loss attributable to Braze, Inc. per share is computed by dividing the net loss by the weighted-average number of shares of Braze, Inc. common stock outstanding during the period. Diluted loss per share is computed by dividing the net loss attributable to Braze, Inc. by the weighted-average number of shares of Braze, Inc. common stock together with the number of additional shares of Braze Inc. common stock that would have been outstanding if all potentially dilutive shares of Braze Inc. common stock had been issued. Since we were in a loss position for the periods presented, basic net loss per share attributable to Braze, Inc. common stockholders is the same as diluted net loss per share attributable to Braze, Inc. common stockholders since the effects of potentially dilutive securities are antidilutive.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expense during the reported period. We evaluate estimates based on historical and anticipated results, trends, and various other assumptions. Significant items subject to such estimates and assumptions include but are not limited to the standalone selling price for separate performance obligations in our revenue arrangements, expected period of benefit for deferred contract costs, the valuation of common stock and stock-based compensation, the allocation of overhead costs between cost of revenue and operating expenses, the estimated useful lives of intangible and depreciable assets, the valuation of deferred tax assets and liabilities and other tax estimates including our ability to utilize net operating losses.

Management evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors, including the current economic environment, and makes adjustments as facts and circumstances dictate. As future events and their effects, including the uncertainty surrounding rapidly changing market and economic conditions from the outbreak of COVID-19, cannot be determined with precision, actual results could differ from those estimates and many of our estimates and assumptions have required increased judgement and carry a higher degree of variability and volatility.

Segment Reporting

Operating segments are defined as components of an entity for which discrete financial information is available that is regularly reviewed by the Chief Operating Decision Maker (“CODM”) in deciding how to

BRAZE, INC.

Notes to Consolidated Financial Statements

allocate resources to an individual segment and in assessing performance. Our Chief Executive Officer (“CEO”) is the CODM. The CODM reviews financial information presented on a consolidated basis for purposes of making operating decisions, allocating resources, and evaluating financial performance. As such, we have one operating segment, which is the business of cloud-based customer engagement platform subscriptions. During the fiscal years ended January 31, 2020 and 2021, we did not have material long-lived assets located outside of the United States.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. The guidance describes a fair value hierarchy based on three levels of inputs, of which the first two are considered observable and the last unobservable, that may be used to measure fair value.

Level 1 –	Inputs are unadjusted quoted prices in active markets for identical assets or liabilities at the measurement date

Level 2 –	Inputs are observable, unadjusted quoted prices in active markets for similar assets or liabilities; unadjusted quoted prices for identical or similar assets or liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the related assets or liabilities

Level 3 –	Unobservable inputs that are supported by little or no market data for the related assets or liabilities

The categorization of a financial instrument within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Our financial instruments include cash equivalents, marketable securities, accounts receivable, accounts payable, and other current assets and liabilities. At January 31, 2020 and 2021, the carrying amounts of accounts receivable, accounts payable and other current assets and liabilities approximated at their fair values because of their short-term nature.

Foreign Currency

The functional currency of our foreign subsidiaries is the local currency. Transactions denominated in currencies other than the functional currency are remeasured to the functional currency at the exchange rate on the transaction date. Monetary assets and liabilities denominated in currencies other than the functional currency are remeasured at period-end using the period-end exchange rate. Gains and losses resulting from remeasurement are recorded in other income, net, on the consolidated statements of operations. All assets and liabilities of foreign subsidiaries are translated at the current exchange rate as of the end of the period, retained earnings and other equity items are translated at historical rates, and revenue and expenses are translated at average exchange rates in effect during the period. The gain or loss resulting from the process of translating foreign currency financial statements into U.S. dollars is reflected as foreign currency cumulative translation adjustments reported on the consolidated statements of comprehensive loss.

Transaction gains/(losses) on foreign exchange, net, for the fiscal years ended January 31, 2020 and 2021, were less than $0.1 million and ($0.1) million, respectively.

BRAZE, INC.

Notes to Consolidated Financial Statements

Cash, Cash Equivalents and Restricted Cash

Cash and cash equivalents represent cash and highly liquid investments with original contractual maturities of three months or less at the date of purchase. Cash and cash equivalents consist of deposit accounts, interest-bearing money market accounts and overnight short-term repurchase agreements that are stated at fair value.

As of January 31, 2020 and 2021, approximately $4.9 million and $4.5 million, respectively, of deposits were restricted due to multiple letters of credit related to our leased and subleased properties. These deposits were classified as current and noncurrent based on the related underlying lease term.

The following table provides a reconciliation of the cash, cash equivalents and restricted cash as of January 31, 2020 and 2021 (in thousands):

	January 31,
	2020	2021
Cash and cash equivalents	$6,740	$28,509
Restricted cash	353	472
Restricted cash, noncurrent	4,509	4,037

Total cash and cash equivalents, and restricted cash	$11,602	$33,018

Accounts Receivable, Net

Accounts receivable are recorded at amounts billed and unbilled to customers, net of an allowance for doubtful accounts. Trade accounts receivable are recorded at invoiced amounts and do not bear interest. On a periodic basis, management evaluates its accounts receivable and determines whether to provide an allowance or if any accounts should be written off based on historical write-offs, collections, and current credit conditions. A receivable is considered past due if we have not received payment based on agreed-upon terms. We generally do not require any security or collateral to support our receivables. Unbilled amounts included in trade accounts receivable, net, which generally arise from our contractual right to bill our customers in advance of services on the contract effective date, were $3.4 million and $3.6 million as of January 31, 2020 and 2021, respectively.

Concentration of Credit Risk

Financial instruments that potentially subject us to concentrations of credit risk consist primarily of cash and cash equivalents, restricted cash, and trade accounts receivable. We maintain cash and cash equivalents balances at domestic and foreign financial institutions where deposits, at times, exceed the Federal Deposit Insurance Corporation (“FDIC”) limits. The cash balances in deposit accounts held in excess of FDIC limits were $6.3 million and $28.3 million as of January 31, 2020 and 2021, respectively.

Significant customers are those which represent 10% or more of our total revenue for the period or accounts receivable at the balance sheets date. For fiscal years 2020 or 2021, no customer accounted for 10% or more of total revenue.

Our accounts receivable are derived from revenue contracts with customers. We maintain reserves for potential credit losses on customer accounts when deemed necessary. As of January 31, 2020 and 2021, accounts receivable from one customer accounted for 10% and 11%, respectively, of our total accounts receivable balance.

BRAZE, INC.

Notes to Consolidated Financial Statements

Marketable Securities

We classify our investments in marketable securities within current assets on the consolidated balance sheets as the investments are available for use, if needed, in current operations. Securities are classified as available-for-sale and are carried at fair value, with the change in unrealized gains and losses, net of tax, reported as a separate component on the consolidated statements of comprehensive loss, until realized.

Fair value is determined based on quoted market rates when observable or utilizing data points that are observable, such as quoted prices, interest rates and yield curves. Declines in fair value judged to be other-than-temporary on securities available for sale are included as a reduction to investment income. To determine whether a decline in value is other-than-temporary, we evaluate, among other factors: the duration and extent to which the fair value has been less than the carrying value and its intent and ability to retain the investment for a period of time sufficient to allow for any anticipated recovery in fair value. No impairment losses related to marketable securities have been recognized in any of the periods presented. For the purposes of computing realized and unrealized gains and losses, the cost of securities sold is based on the specific-identification method. Interest on securities classified as available for sale is included as a component of investment income. Subsequent gains or losses realized upon redemption or sale of these securities in excess or below their adjusted cost basis are also recorded as investment income.

Property and Equipment, Net

Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is computed using the straight-line method over the estimated useful life of the related asset. Leasehold improvements are amortized using the straight-line method over the shorter of the lease term or estimated useful life of the asset. Costs of maintenance and repairs that do not improve or extend the lives of the respective assets are expensed as incurred. Upon asset retirement or sale, the cost and related accumulated depreciation and amortization are removed from the consolidated balance sheet, and the resulting gain or loss is reflected in general and administrative expenses in the consolidated statements of operations. The estimated useful lives for significant property and equipment categories are as follows:

Computer equipment and software	3 years
Furniture and fixtures	7 years
Leasehold improvements	Shorter of lease term or estimated useful life of assets

Impairment of Long-Lived Assets

Long-lived assets, subject to depreciation and amortization, such as property and equipment, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value of these assets or asset groups may not be recoverable or that the useful life is shorter than originally estimated. Recoverability of these assets or asset groups is measured by comparison of the carrying amount of each asset or asset group to the future undiscounted cash flows the asset or asset group is expected to generate over their remaining lives. If the asset or asset group is considered to be impaired, the amount of any impairment is measured as the difference between the carrying value and the fair value of the impaired asset or asset group. If the useful life is shorter than originally estimated, we amortize the remaining carrying value over the new shorter useful life. There were no impairment losses recognized for the fiscal years ended January 31, 2020 and 2021.

BRAZE, INC.

Notes to Consolidated Financial Statements

Capitalized Internal-use Software Costs

We capitalize certain costs incurred to develop new or additional customer-facing software functionality, on the consolidated balance sheets as a component of property and equipment, net. We capitalize qualifying personnel costs, including stock-based compensation, and consulting costs incurred during the application development stage so long as the project is authorized, it is probable the project will be completed, and the software will be used to perform the function intended. Costs incurred during the preliminary project and post-implementation stages are expensed as incurred and included in research and development expenses on the consolidated statements of operations. These capitalized costs are amortized over the software’s expected useful life, which is generally three years, within cost of revenue on the consolidated statements of operations.

Comprehensive Loss

Our comprehensive loss is currently comprised of unrealized gains or losses on available-for-sale securities and foreign currency translation adjustments.

Variable Interest Entity

A VIE is an entity that either has insufficient equity to permit the entity to finance its activities without additional subordinated financial support or has equity investors who lack the characteristics of a controlling financial interest. The primary beneficiary of a VIE is the party with both the power to direct the activities of the VIE that most significantly impact the VIE’s economic performance and the obligation to absorb the losses or the right to receive benefits that could potentially be significant to the VIE.

To assess whether we have the power to direct the activities of a VIE that most significantly impact its economic performance, we consider all the facts and circumstances including our role in establishing the VIE and our ongoing rights and responsibilities. This assessment includes identifying the activities that most significantly impact the VIE’s economic performance and identifying which party, if any, has power over those activities. In general, the party that makes the most significant decisions affecting the VIE is determined to have the power to direct the activities of the VIE. To assess whether we have the obligation to absorb the losses or the right to receive benefits that could potentially be significant to the VIE, we consider all of our economic interests, including debt and equity interests, servicing rights and fee arrangements, and any other variable interests in the VIE. If we determine that we are the party with the power to make the most significant decisions affecting the VIE, and we have an obligation to absorb the losses or the right to receive benefits that could potentially be significant to the VIE, then we consolidate the VIE.

We perform ongoing reassessments of whether we are the primary beneficiary of a VIE. The reassessment process considers whether we have acquired or divested the power to direct the most significant activities of the VIE through changes in governing documents or other circumstances. We also reconsider whether entities previously determined not to be VIEs have become VIEs, based on new events, and therefore could be subject to the VIE consolidation framework.

Redeemable Noncontrolling Interest

Redeemable noncontrolling interests represent the portion of net income (loss), net, and comprehensive income (loss), net, that is not allocable to us, in situations where we consolidate an equity interest or as the primary beneficiary of a VIE for which there are other owners. The amount of noncontrolling interest is comprised of the greater of the amount of such interests at the date of the original acquisition of an equity interest in an investment, plus the other shareholders’ share of changes in equity since the date of the

BRAZE, INC.

Notes to Consolidated Financial Statements

investment or estimated redemption value. The resulting changes in the estimated redemption amount (increases or decreases) are recorded with corresponding adjustments against retained earnings or, in the absence of retained earnings, additional paid-in-capital. The redeemable noncontrolling interest is classified outside of permanent equity as mezzanine equity on the consolidated balance sheets as the redemption option is outside of our control.

Revenue Recognition

Adoption of Accounting Standards Codification (“ASC”) 606, Revenue from Contracts with Customers (“ASC 606”)

Effective February 1, 2019, we adopted Accounting Standards Update (“ASU”) 2014-09, Revenue from Contracts with Customers (Topic 606) (“Topic 606”), and applied the guidance on a modified retrospective basis. We applied the standard to all contracts as of February 1, 2019, to aggregate the effect of all contract modifications that occurred prior to the adoption date. The cumulative impact of applying the new guidance, of $10.0 million was recorded as an adjustment to accumulated deficit as of February 1, 2019. We derive our revenue primarily from subscriptions to our platform, including associated support, and professional services. Our subscriptions do not provide customers with the right to take possession of the software supporting the applications and, as a result, are accounted for as service contracts. Professional services primarily consist of fees for distinct services rendered in training and assisting customers to configure and optimize the use of the platform.

Revenue is recognized when control of the promised goods or services is transferred to clients in an amount that reflects the consideration we expect to be entitled to in exchange for those goods or services.

We apply the following five-step model to recognize revenue from contracts with clients:

•	Identification of the contract or contracts with a customer;

•	Identification of the performance obligation(s) in the contract;

•	Determination of the transaction price;

•	Allocation of the transaction price to the performance obligation(s) in the contract; and

•	Recognition of revenue when, or as, a performance obligation is satisfied.

We identify the performance obligations in a contract or multiple contracts with a customer and determine whether they are distinct or distinct within the context of the contract. When there is more than one distinct performance obligation in a contract, we allocate the transaction price to the performance obligations on a relative standalone selling price basis based on standalone selling prices (“SSP”). We have identified two performance obligations within our contracts with our customers: (i) subscription and (ii) professional services and other.

All contracts generally contain fixed consideration payable upfront by the customer. Some of our multi-year arrangements may contain fixed fees with escalating pricing structures each year. The nature of our subscription performance obligation remains unchanged each period of the arrangement and therefore may create a contract asset reflecting the difference between the amount of revenue recognized compared to the amount billed.

Some of our contracts with customers contain terms, such as service level guarantees, product usage and overage fees, that, along with various potential claims, including breach of warranty, may result in variable consideration. Variable consideration exists when the amount which we expect to receive in a contract is affected by the occurrence or non-occurrence of future events. We develop estimates of variable consideration on the basis of historical information, current trends, and any other specific knowledge about future periods.

BRAZE, INC.

Notes to Consolidated Financial Statements

Variable consideration is constrained and not included in the transaction price when we believe a significant cumulative revenue reversal is probable. Typically, our contracts do not provide customers with any right of return or refund; however, we may make exceptions on a case-by-case basis when it makes commercial sense. Variable consideration, including as a result of service level guarantees, product usage and overage fees or other potential claims such as breach of warranty, was not material during the fiscal years ended January 31, 2020 and 2021. We allocate the variable consideration related to the product usages and overages to the distinct month during which the related services were performed as those fees relate specifically to providing usage of the platform in the period and represents the consideration we are entitled to for the access to the platform. As a result, the usage and overage fees are included in the transaction price and recognized as revenue in the period in which the fee was generated.

To the extent that we grant customers an option to acquire additional products or services, we account for the option as a distinct performance obligation in the contract only if the option provides a material right to the customer that the customer would not receive without entering into the contract. If a material right exists in a contract, revenue allocated to the option is deferred and recognized as revenue only when those future products or services are transferred or when the option expires. Contracts do not typically contain material rights and when they do, the material right has not been significant to our consolidated financial statements.

Once the transaction price is determined, the total transaction price is allocated to each performance obligation in a manner depicting the amount of consideration to which we expect to be entitled in exchange for transferring the products or services to the customer (the “allocation objective”). This allocation is based on the SSP of the products or services included in the arrangement.

Judgment is required to determine the SSP for each performance obligation. We determine SSP based on observable prices for those related goods or services when sold separately, if available. When such observable prices are not available, we determine SSP based on overarching pricing objectives and strategies, taking into consideration market conditions and other factors, including transaction size, product-specific factors, historical sales of the deliverables and costs to deliver the services and applicable margins.

Subscription Services

Subscription revenue is recognized ratably over the contract term beginning on the commencement date of each contract, which is the date the platform is made available to customers. We have determined that subscriptions to our platform represent a stand-ready obligation to perform over the subscription term. These performance obligations are satisfied over time as the customer simultaneously receives and consumes the benefits. Contracts are typically one year in length, but may be up to three years.

At the beginning of each subscription term we invoice our customers, typically in annual installments but also quarterly and semi-annually. Amounts that have been invoiced for non-cancelable contracts are recorded in accounts receivable and in deferred revenue or revenue. We report revenue net of sales tax and other taxes collected from customers to be remitted to government authorities.

Professional Services and Other

Professional services and other revenue primarily consist of onboarding services and are typically recognized as services are performed since our customers simultaneously receive the benefits of these services as they are performed, which is generally over a period of up to six months from provisioning access to the platform. We invoice our customers for professional services at the outset of the contract. Amounts that have been invoiced for non-cancelable contracts are recorded in accounts receivable and in deferred revenue or revenue. We report revenue net of sales tax and other taxes collected from customers to be remitted to government authorities.

BRAZE, INC.

Notes to Consolidated Financial Statements

Contract Balances

Contract Assets

A contract asset is the right to consideration for transferred goods or services when the amount is conditioned on something other than the passage of time. These balances are included in prepaid and other current assets on our consolidated balance sheets.

Deferred Revenue

We record deferred revenue when we have an unconditional right to payments in advance of satisfying the performance obligations on our contracts. The balance consists primarily of annual plan subscription services and professional services not yet provided as of the balance sheet date. Deferred revenue that will be recognized during the succeeding twelve-month period is recorded as a current liability in our consolidated balance sheets. The deferred revenue balance does not represent the total contract value of annual or multi-year, non-cancelable agreements.

Deferred Contract Costs

We capitalize costs of obtaining revenue contracts that are incremental and recoverable. Incremental costs primarily include sales commissions and bonuses for new and renewal revenue contracts and associated payroll tax and fringe benefit costs and recorded within deferred contract costs on the consolidated balance sheets. Capitalized amounts are recoverable through future revenue streams under all customer contracts.

Contract costs are amortized on a straight-line basis up to four years, which reflects the expected period of benefit of the performance obligation, and may be longer than the initial contract period. We determined the estimated benefit period having considered both qualitative and quantitative factors, including the length of the subscription terms in our customer contracts and the anticipated life of our technology, among other such factors. Deferred contract costs related to renewals are amortized over the renewal term which is generally one to three years. Amortization of contract costs are classified within operating expenses based on the function of the underlying employee receiving the benefit in the accompanying consolidated statements of operations.

Deferred contract costs are periodically analyzed for impairment. As of January 31, 2020 and 2021, we have not identified any potential indicators of impairment.

Cost of Revenue

Cost of revenue consists of expenses related to providing platform access to customers and onboarding services. These costs include payments to third-party cloud infrastructure providers for hosting software solutions and costs associated with application service providers utilized to deliver the platform, allocated personnel-related costs, including salaries, cash-based performance compensation, benefits and stock-based compensation, overhead cost allocations related to facilities and shared IT-related expenses, including depreciation expense and amortization of internal use software.

Operating Expenses

Operating expenses consist of sales and marketing, research and development, and general and administrative expenses. Personnel costs are the most significant component of operating expenses and consist of salaries, cash performance-based compensation, employee benefits and stock-based compensation. Operating expenses also include overhead cost allocations.

BRAZE, INC.

Notes to Consolidated Financial Statements

Sales and Marketing

Sales and marketing expenses consist primarily of personnel costs for sales and marketing organization, costs related to sponsorships, events and advertising, agency costs, travel-related expenses, and allocated overhead costs. Costs associated with our advertising and sales promotions are expensed as incurred. During the fiscal years ended January 31, 2020 and 2021, we recognized $8.9 million and $8.1 million, respectively, in advertising costs, which included brand and sponsorship costs.

Research and Development

Research and development expenses consist primarily of personnel costs for engineering, service, design, and information technology teams. Additionally, research and development expenses include allocated overhead costs and contractor fees. Research and development costs are expensed as incurred. Capitalized internal-use software development costs are excluded from research and development expenses as they are capitalized as a component of property and equipment, net and amortized to cost of revenue over the software’s expected useful life, which is generally three years.

General and Administrative

General and administrative expenses consist primarily of personnel costs for finance, legal, human resources and other administrative functions, as well as outside professional services. In addition, general and administrative expense includes non-personnel costs, such as legal, accounting and other professional fees, software costs, certain tax, license and insurance-related expenses and allocated overhead costs.

Stock-Based Compensation

We measure and record the expense related to stock-based payment awards based on the fair value of those awards as determined on the date of grant. We recognize stock-based compensation expense over the requisite service period of the individual grant, generally equal to the vesting period, and uses the straight-line method to recognize stock-based compensation. We use the Black-Scholes-Merton (“Black-Scholes”) option-pricing model to determine the fair value of stock-based awards.

We estimate expected forfeitures of stock-based awards at the grant date and recognizes compensation cost only for those awards expected to vest. We estimate future forfeitures at the date of grant based on historical experience and revise the estimates, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

We calculate the fair value of options granted by using the Black-Scholes option-pricing model with the following assumptions:

Expected Volatility

We estimated volatility for option grants by evaluating the average historical volatility of a peer group of companies for the period immediately preceding the option grant for a term that is approximately equal to the options’ expected term since we do not have a trading history of our common stock.

BRAZE, INC.

Notes to Consolidated Financial Statements

Expected Term

The expected term of our stock options represents the period that the stock-based awards are expected to be outstanding. We have elected to use the simplified method to compute the expected term, which we believe is representative of future behavior. Our stock plans provide a contractual term of 10-years before the option is forfeited.

Risk-Free Interest Rate

The risk-free interest rate is based on the implied yield currently available on U.S. Treasury zero-coupon issues with an equivalent term of the expected life of the option on the grant date.

Dividend Yield

We have not declared or paid dividends to date and do not anticipate declaring dividends in the foreseeable future. As such, the dividend yield has been estimated to be zero.

Fair Value of Common Stock

The fair value of the common stock underlying the stock option awards was determined by the board of directors (“the Board”). Given the absence of a public trading market, the Board considered numerous objective and subjective factors to determine the fair value of our common stock at each meeting at which awards were approved. These factors included, but were not limited to, (i) contemporaneous third-party valuations of our common stock; (ii) the rights, preferences, and privileges of our convertible preferred stock relative to our common stock; (iii) the lack of marketability of our common stock; (iv) stage and development of our business; (v) general economic conditions; and (vi) the likelihood of achieving a liquidity event, such as an IPO or sale of the Company, given prevailing market conditions. To evaluate the fair value of the underlying shares for grants between two independent valuations and after the last independent valuation, a linear interpolation framework was used to evaluate the fair value of the underlying shares.

Forfeiture Rate

We are required to estimate a forfeiture rate to calculate the stock-based compensation expense for our awards. Our forfeiture rate is based on an analysis of our actual forfeitures since the adoption of our equity award plan. We routinely evaluate the appropriateness of the forfeiture rate based on actual forfeiture experience, analysis of employee turnover and expectations of future option exercise behavior.

Investment Income

Investment income consists primarily of income earned on our investments, cash and cash equivalents and restricted cash.

Other Income (Expense), Net

Other income (expense), net, is primarily comprised of realized and unrealized foreign currency gains and losses.

BRAZE, INC.

Notes to Consolidated Financial Statements

Leases

We categorize leases at their inception as either operating or capital. In the ordinary course of business, we enter into non-cancelable operating leases, principally for office space. We recognize lease costs on a straight-line basis and treat lease incentives as a reduction of rent expense over the term of the agreement. The difference between cash payments and rent expense is recorded as a deferred rent liability in accrued expenses and other current liabilities and other long-term liabilities on the consolidated balance sheets.

Income Taxes

We account for income taxes under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to operating loss carryforwards and temporary differences between financial statement bases of existing assets and liabilities and their respective income tax bases. Deferred tax assets and liabilities are measured using enacted income tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of a change in the income tax rates on deferred tax asset and liability balances is recognized as income in the period that includes the enactment date of such rate change. A valuation allowance is recorded for loss carryforwards and other deferred tax assets when it is determined that it is more likely than not that such loss carryforwards and deferred tax assets will not be realized.

We recognize the tax benefits on any uncertain tax positions taken or expected to be taken in the consolidated financial statements when it is more likely than not the position will be realized upon ultimate settlement with tax authorities, assuming full knowledge of the position and relevant facts. The tax benefits recognized in the consolidated financial statements from such a position are measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. We recognize estimated interest and penalties related to uncertain tax positions as a part of the provision for income taxes.

Recently Adopted Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606), which supersedes existing revenue recognition guidance under U.S. GAAP. The standard’s core principle is that a company will recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which we expect to be entitled in exchange for those goods or services. The standard defines a five-step process to achieve this principle and will require companies to use more judgment and make more estimates than under the current guidance. This ASU also requires additional disclosure about the nature, amount, timing, and uncertainty of revenue and cash flows arising from customer contracts. We adopted ASU 2014-09 on February 1, 2019, using the modified retrospective method. The adoption of this standard had a material impact on our consolidated financial statements. Refer to Note 3 – Revenue from Contracts with Customers.

In August 2016, the FASB issued ASU No. 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments (“ASU 2016-15”), which provides cash flow statement classification guidance for debt prepayment or debt extinguishment costs; settlement of zero-coupon debt instruments or other debt instruments with coupon interest rates that are insignificant in relation to the effective interest rate of the borrowing; contingent consideration payments made after a business combination; proceeds from the settlement of insurance claims; proceeds from the settlement of corporate-owned life insurance policies, including bank-owned life insurance policies; distributions received from equity method investees; beneficial interests in securitization transactions; and separately identifiable cash flows and application of the predominance principle. We adopted ASU 2016-15 on February 1, 2019. The adoption of 2016-15 did not have a material impact on our consolidated statements of cash flows.

BRAZE, INC.

Notes to Consolidated Financial Statements

In November 2016, the FASB issued ASU No. 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash (“ASU 2016-18”), which provides amendments to current guidance to address the classification and presentation of changes in restricted cash in the Statement of Cash Flows. We adopted ASU 2016-18 as of February 1, 2019, on a retrospective basis. The new guidance changed the presentation of restricted cash in the consolidated statements of cash flows.

In February 2018, the FASB issued ASU 2018-02, Reclassification of Certain Tax Effects from Accumulated Other Comprehensive Income (“ASU 2018-02”). ASU 2018-02 allows entities to make an election to reclassify from accumulated other comprehensive income to retained earnings the stranded tax effects resulting from the Tax Cuts and Jobs Act of 2017. This ASU is effective for nonpublic entities in fiscal years beginning after December 15, 2018. Early adoption is permitted. We adopted ASU 2018-02 as of February 1, 2019. The amendments in this ASU did not have a material impact on our consolidated financial statements.

In August 2018, the FASB issued ASU No. 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework – Changes to the Disclosure Requirements for Fair Value Measurement (“ASU 2018-13”). ASU 2018-13 adds, modifies, and removes several disclosure requirements relative to the three levels of inputs used to measure fair value in accordance with ASC 820, Fair Value Measurement. ASU 2018-13 is effective for fiscal years beginning after December 15, 2019. We adopted ASU 2018-13 on February 1, 2020, and the adoption of this update did not have a material impact on our consolidated financial statements.

In November 2019, the FASB issued ASU 2019-08, Codification Improvements — Share-Based Consideration Payable to a Customer (“ASU 2019-08”). ASU 2019-08 clarifies the accounting for share-based payments issued as consideration payable to a customer in accordance with ASC 606. Under ASU 2019-08, entities apply the guidance in ASC 718 to measure and classify share-based payments issued to a customer that are not in exchange for a distinct good or service (i.e., share-based sales incentives). Accordingly, entities use a fair-value-based measure to calculate such incentives on the grant date, which is the date on which the grantor (the entity) and the grantee (the customer) reach a mutual understanding of the key terms and conditions of the share-based consideration. The result is reflected as a reduction of revenue in accordance with the guidance in ASC 606 on consideration payable to a customer. After initial recognition, the measurement and classification of the share-based sales incentives continue to be subject to ASC 718 unless (1) the award is subsequently modified when vested and (2) the grantee is no longer a customer. The guidance is effective for public and private companies’ fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020. We adopted ASU 2019-08 as of February 1, 2020. The amendments in ASU 2019-08 did not have a material impact on our consolidated financial statements.

Recently Issued Accounting Pronouncements Not Yet Adopted

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842) and issued certain transitional guidance and subsequent amendments between January 2018 and February 2020 within ASU No. 2017-13, ASU No. 2018-01, ASU No. 2018-10, ASU No. 2018-11, ASU No. 2018-20, ASU No. 2019-01, ASU No. 2019-10, ASU No. 2020-02, and ASU No. 2020-05 (collectively, “Topic 842”). The guidance in Topic 842 supersedes the leasing guidance in Topic 840, Leases. Under the new guidance, lessees are required to recognize lease assets and lease liabilities on the balance sheet for all leases with terms longer than twelve months. Leases will be classified as either finance or operating, with classification affecting the pattern of expense recognition in the audited consolidated statements of operations. Per ASU No. 2020-05, Revenue from Contracts with Customers (Topic 606) and Leases (Topic 842): Effective Dates for Certain Entities, issued June 2020, Topic 842, as amended, is effective for fiscal years beginning after December 15, 2021,

BRAZE, INC.

Notes to Consolidated Financial Statements

and interim periods within fiscal years beginning after December 15, 2022. Topic 842 is effective for our fiscal year beginning February 1, 2022. Early adoption is permitted. We expect to adopt Topic 842 under the private company transition guidance beginning February 1, 2022. We expect the adoption of Topic 842 to have a material impact on our consolidated financial statements. Based on ongoing evaluations, we currently expect the most significant changes will be related to the recognition of new right-of-use assets and lease liabilities on our consolidated balance sheets.

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments — Credit Losses (Topic 326): Measurement on Credit Losses on Financial Instruments, and issued subsequent amendments to the initial guidance and transitional guidance between November 2018 and February 2020 within ASU No. 2018-19, ASU No. 2019-04, ASU No. 2019-05, ASU No. 2019-10, ASU No. 2019-11 and ASU No. 2020-02 (collectively, “Topic 326”). Topic 326 introduces new guidance for credit losses on instruments within its scope. The new guidance introduces an approach based on expected losses to estimate credit losses on certain types of financial instruments, including trade and other receivables, held-to-maturity debt securities, loans and net investments in leases. The new guidance also modifies the impairment model for available-for-sale debt securities and requires entities to determine whether all or a portion of the unrealized loss on an available-for-sale debt security is a credit loss. Further, the new guidance indicates that entities may not use the length of time a security has been in an unrealized loss position as a factor in concluding whether a credit loss exists. Per ASU No. 2019-10, Financial Instruments—Credit Losses (Topic 326), Derivatives and Hedging (Topic 815), and Leases (Topic 842), Topic 326, as amended, is effective for (1) public business entities that meet the definition of an Securities and Exchange Commission (“SEC”) filer, excluding entities eligible to be smaller reporting companies as defined by the SEC, for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years, and (2) all other entities for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. Topic 326 is effective for our fiscal year beginning February 1, 2023. Early adoption is permitted. We expect to adopt Topic 326 under the private company transition guidance beginning February 1, 2023. We are currently evaluating the impact of the new guidance on our consolidated financial statements and do not expect the adoption to have a material impact on our consolidated financial statements.

In August 2018, FASB issued ASU No. 2018-15, Intangibles – Goodwill and Other – Internal-Use Software (Subtopic 350-40): Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That Is a Service Contract (“ASU 2018-15”). This ASU is designed to reduce complexity for accounting for costs of implementing a cloud computing service arrangement. This standard aligns the accounting for implementation costs of hosting arrangements, regardless of whether they convey a license to the hosted software. The standard will be effective for the first interim period within annual reporting periods beginning after December 15, 2020, and early adoption is permitted. We are currently evaluating the impact of the new guidance on our consolidated financial statements. We expect to adopt ASU 2018-15 under the private company transition guidance beginning February 1, 2021.

In December 2019, the FASB issued ASU No. 2019-12, Simplifying the Accounting for Income Taxes (Topic 740) (“Topic 740”), which removes certain exceptions to the general principles in Topic 740. The amendments also improve consistent application of and simplify GAAP for other areas of Topic 740 by clarifying and amending existing guidance. For public companies, the guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020. For all other entities, the amendments are effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022. Early adoption of the amendments is permitted, including adoption in any interim period for (1) public business entities for periods for which financial statements have not yet been issued and (2) all other entities for periods for which financial statements have not yet been made available for issuance. We expect to adopt ASU 2019-12 beginning February 1, 2022, and are currently evaluating the accounting and disclosure requirements and impacts on our consolidated financial statements.

BRAZE, INC.

Notes to Consolidated Financial Statements

In October 2020, FASB issued ASU No. 2020-10, Codification Improvements (“ASU 2020-10”). The amendments in this guidance affect a wide variety of topics in the ASC by either clarifying the codification or correcting unintended application of guidance. The changes are not expected to have a significant effect on current accounting practice or create a significant administrative cost to most entities. For all reporting entities, the amendments in ASU 2020-10 are effective for fiscal years ending after December 15, 2020. Early adoption is permitted. We expect to adopt ASU 2020-10 beginning February 1, 2022, and do not expect the adoption to have a material impact on our consolidated financial statements.

3.	Revenue from Contracts with Customers

Financial Statement Impact of Adoption

We adopted Topic 606 utilizing the modified retrospective method. The cumulative effect of applying the new guidance to all in-process contracts with customers as of February 1, 2019, was recorded as an adjustment to accumulated deficit as of the adoption date. We elected to recognize revenue net of any taxes collected from customers. The primary impacts of adopting Topic 606 were related to the allocation of the transaction price between the subscription services and professional services and the capitalization of the incremental costs to obtain contracts which were generally previously expensed as incurred at contract inception.

As a result of applying the modified retrospective method to adopt Topic 606, the following adjustments were made to accounts on the consolidated balance sheet as of January 31, 2019 (in thousands):

	As previously reported as of January 31, 2019	New revenue standard adjustments	As adjusted as of February 1, 2019
Accounts receivable, net	$20,091	$6	$20,097
Deferred contract costs	—	9,216	9,216
Deferred revenue	23,685	(781)	22,904
Stockholders’ deficit	(78,886)	10,003	(68,883)

The most significant impact of Topic 606 relates to the capitalization of certain incremental costs to acquire contracts and the requirement to amortize these amounts over the expected period of benefit. Under the previous standard, we expensed costs related to the costs incurred to obtain a revenue generating contract as incurred.

Disaggregated Revenue Streams

The following disaggregation depicts the nature, amount, timing and uncertainty of cash flows related to the primary types of revenue from contracts with customers.

The following table presents total revenue by type (in thousands):

	Fiscal Year Ended January 31,
	2020	2021
Subscription	$89,774	$141,068
Professional Services	6,590	9,123

Total	$96,364	$150,191

BRAZE, INC.

Notes to Consolidated Financial Statements

The following table presents total revenue by geography (in thousands):

	Fiscal Year Ended January 31,
	2020	2021
United States	$58,832	$90,523
International	37,532	59,668

Total	$96,364	$150,191

Revenue by geography is determined based on the location of our users. Other than the United States, no other individual country accounted for 10% or more of total revenue for the fiscal years ended January 31, 2020 and 2021, respectively.

These amounts only include contracts subject to a guaranteed fixed amount or the guaranteed minimum under variable contracts. Unrecognized revenue under contracts disclosed above do not include (i) contracts with an original expected term of one year or less and (ii) agreements for which the right to invoice corresponds with the value provided to the customer.

Contract Balances

The following table summarizes the significant changes in the balance for contract assets and contract liabilities, during the fiscal years ended January 31, 2020 and 2021 (in thousands):

Contract assets:
Balance as of February 1, 2019	$—
Increase in contract assets due to revenue recognized in excess of billings	197

Balance as of January 31, 2020	$197
Increase in contract assets due to revenue recognized in excess of billings	364
Contract assets earned	(154)

Balance as of January 31, 2021	$407

Deferred revenue:
Balance as of February 1, 2019	$23,685
Adoption of ASC 606	(781)
Deferred revenue recognized	(22,838)
Additional amounts deferred	51,345

Balance as of January 31, 2020	$51,411
Deferred revenue recognized	(51,155)
Additional amounts deferred	74,533

Balance as of January 31, 2021	$74,789

Remaining Performance Obligation

The transaction price allocated to remaining performance obligations represents amounts under non-cancelable contracts expected to be recognized as revenue in future periods, and may be influenced by several factors, including seasonality, the timing of renewals, the timing of service delivery and contract terms. Unbilled portions of the remaining performance obligation are subject to future economic risks

BRAZE, INC.

Notes to Consolidated Financial Statements

including bankruptcies, regulatory changes and other market factors. As of January 31, 2021, remaining performance obligations were $234.2 million, of which we expect to recognize approximately $150.0 million, or 64%, as revenue over the next twelve months and the remainder through the following 36 months thereafter.

4.	Variable Interest Entity and Redeemable Noncontrolling Interest

On September 14, 2020, we, along with Japan Cloud Computing Co., Ltd. (“JCC”), and M30 LLC (“M30”), collectively referred to the “Noncontrolling Interest Holders,” and together with the Company, the “Investors”), entered into an agreement (“Share Purchase Agreement”) whereby each Investor agreed to purchase shares of common stock of Braze KK for a total purchase price of $5.0 million to engage in the investment, organization, management and operation of the entity focused on the distribution of our products in Japan. The purpose of this arrangement was to further expand our business in the Japanese market. The Investors contributed their share of the purchase price on September 14, 2020. On the first anniversary of the investment, the Investors will purchase a number of Braze KK Shares for an additional $5.0 million. Based on the terms of the Share Purchase Agreement, we will provide 51% of the total investments into Braze KK.

On September 23, 2020, the Investors executed a shareholders’ agreement (the “Shareholders’ Agreement”) in connection with the closing of the first tranche. The Shareholders’ Agreement, along with the Articles of Incorporation, outlines the Investors’ rights, including certain protective provisions of the Noncontrolling Interest Holders. All of the common stock held by the Investors is callable by us or puttable by the Noncontrolling Interest Holders upon certain contingent events. The price of the put and call option is based on our fair value as of the date of sale. Should the call or put option be exercised, the redemption value would be determined based on a prescribed formula derived from the discrete revenues of Braze KK and the Company and may be settled, at our discretion, with our stock, if we are a publicly traded company at that time, or cash.

We determined that Braze KK was a VIE and we are the primary beneficiary, because Braze KK was dependent on us for ongoing financial support and we have both the power to direct the significant activities that impact the economic performance of Braze KK and the obligation to absorb losses and the right to receive expected benefits that could be significant to Braze KK. We continue to operate Braze KK as a subsidiary, exposing us to business and foreign exchange risk. We consolidate Braze KK and present the results within our consolidated balance sheets, consolidated statements of operations, and consolidated statements of cash flows.

As of January 31, 2021, the noncontrolling interest in Braze KK is classified in mezzanine equity as redeemable noncontrolling interest as a result of the put right available to the Noncontrolling Interest Holders in the future, an event that is not solely in our control. The noncontrolling interest is not accreted to redemption value because it is currently not probable that the noncontrolling interest will become redeemable.

The following table summarizes the activity in the redeemable noncontrolling interests for the period indicated below (in thousands):

Balance as of January 31, 2020	$—
Investment from redeemable noncontrolling interest	2,450
Net loss attributable to redeemable noncontrolling interest	(217)

Balance as of January 31, 2021	$2,233

BRAZE, INC.

Notes to Consolidated Financial Statements

The total combined VIE assets, which represent the maximum exposure to loss, and liabilities were as follows (in thousands):

January 31, 2021
Assets:
Cash and cash equivalents	$4,582
Prepaid and other current assets	58

Total current assets	4,640
Property and equipment, net	12
Other assets	23

Total assets	$4,675

Liabilities:
Accounts payable	$19
Accrued expenses and other current liabilities	35

Total liabilities	$54

5.	Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets consist of the following (in thousands):

	January 31,
	2020	2021
Prepaid software subscriptions	$6,847	$8,426
Prepaid advertising	855	1,008
Other	3,686	2,768

Total prepaid expenses and other current assets	$11,388	$12,202

6.	Fair Value Measurements

The following table sets forth our financial instruments that were measured at fair value on a recurring basis at January 31, 2020 and 2021, by level within the fair value hierarchy (in thousands):

	January 31, 2020
	Level 1	Level 2	Level 3	Total
Cash equivalents
Money market funds	$3,459	$—	$—	$3,459
Repurchase agreements	—	1,000	—	1,000

	3,459	1,000	—	4,459
Marketable securities
Government bonds	16,558	—	—	16,558
Commercial paper	—	17,905	—	17,905
Corporate debt securities	—	29,765	—	29,765
Asset-backed securities	—	20,995	—	20,995

	16,558	68,665	—	85,223

Total	$20,017	$69,665	$—	$89,682

BRAZE, INC.

Notes to Consolidated Financial Statements

	January 31, 2021
	Level 1	Level 2	Level 3	Total
Cash equivalents
Money market funds	$12,584	$—	$—	$12,584

	12,584	—	—	12,584
Marketable securities
Government bonds	10,533	—	—	10,533
Commercial paper	—	17,582	—	17,582
Corporate debt securities	—	20,075	—	20,075
Asset-backed securities	—	9,814	—	9,814

	10,533	47,471	—	58,004

Total	$23,117	$47,471	$—	$70,588

Our money market funds and government bonds are classified as Level 1 within the fair value hierarchy, because they are valued using quoted prices in active markets. Financial instruments classified as Level 2 within our fair value hierarchy are valued on the basis of prices from an orderly transaction between market participants provided by reputable dealers or pricing services. Prices of these securities are obtained through independent, third-party pricing services and include market quotations that may include both observable and unobservable inputs. In determining the value of a particular investment, pricing services may use certain information with respect to transactions in such investments, quotations from dealers, pricing matrices and market transactions in comparable investments and various relationships between investments. There were no transfers of financial instruments among Level 1, Level 2, and Level 3 during the periods presented.

7.	Marketable Securities

Marketable securities consisted of the following (in thousands):

	January 31, 2020
	Cost or Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Total Estimated Fair Value
Government bonds	$16,538	$20	$—	$16,558
Commercial paper	17,905	—	—	17,905
Corporate debt securities	29,725	40	—	29,765
Asset-backed securities	20,968	27	—	20,995

Total	$85,136	$87	$—	$85,223

	January 31, 2021
	Cost or Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Total Estimated Fair Value
Government bonds	$10,546	$1	$(14)	$10,533
Commercial paper	17,582	—	—	17,582
Corporate debt securities	20,089	25	(39)	20,075
Asset-backed securities	9,837	2	(25)	9,814

Total	$58,054	$28	$(78)	$58,004

BRAZE, INC.

Notes to Consolidated Financial Statements

There were no reclassifications of gains from accumulated other comprehensive income on the consolidated balance sheets to other income, net, on the consolidated statements of operations. As of January 31, 2020, there were no debt securities in an unrealized loss position.

During the fiscal year ended January 31, 2021, we did not consider any of our marketable debt securities to be other-than-temporarily impaired. During the fiscal years ended January 31, 2020 and 2021, we did not purchase or hold a material amount of non-marketable debt securities.

As of January 31, 2021, there were no debt securities in a continuous unrealized loss position for greater than 12 months. We believe that the losses incurred on the 24 investment positions in an unrealized loss position as of January 31, 2020, were temporary because we had no intention of selling the investments and we had the ability to retain the investments for a period of time sufficient to allow for recovery of their amortized cost basis.

The contractual maturities of the investments classified as marketable securities are as follows (in thousands):

	January 31, 2021
	Amortized Cost	Estimated Fair Value
Due within 1 year	$55,811	$55,761
Due in 1 year through 5 years	2,243	2,243

Total	$58,054	$58,004

Investment Income

Investment income consists of interest income and accretion income/amortization expense on our cash, cash equivalents and marketable securities. The components of investment income were as follows (in thousands):

	Fiscal Year Ended January 31,
	2020	2021
Interest income	$1,671	$1,185
Accretion (amortization) of discount/premium, net	456	(345)

Investment income	$2,127	$840

8.	Property and Equipment, Net

Property and equipment, net, consist of the following (in thousands):

	January 31,
	2020	2021
Capitalized internal-use software	$884	$2,958
Computer equipment and software	975	2,077
Leasehold improvements	1,391	1,977
Furniture and fixtures	390	1,114

	3,640	8,126
Less: accumulated depreciation and amortization	(1,090)	(2,640)

Property and equipment, net	$2,550	$5,486

BRAZE, INC.

Notes to Consolidated Financial Statements

The total depreciation expense and amortization expense for property and equipment during the fiscal years ended January 31, 2020 and 2021, was $0.6 million and $1.6 million, respectively.

We capitalized $0.9 million and $2.1 million in internal-use software during the fiscal years ended January 31, 2020 and 2021, respectively. Amortization for capitalized internal-use software costs recognized within cost of revenue on the consolidated statements of operations for the fiscal years ended January 31, 2020 and 2021, were $0.1 million and $0.5 million, respectively.

9.	Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities consist of the following (in thousands):

	January 31,
	2020	2021
Accrued compensation costs	$4,131	$8,117
Accrued software subscriptions	637	5,672
Accrued commissions	3,104	4,761
Accrued professional service fees	669	2,864
Other	3,102	4,490

Total accrued expenses and other current liabilities	$11,643	$25,904

10.	Employee Benefit Plans

We sponsor a 401(k) defined contribution plan covering all eligible U.S. employees. Contributions to the 401(k) plan are discretionary. Matching contributions under the plan for the fiscal years ended January 31, 2020 and 2021, were $1.0 million and $1.5 million, respectively.

11.	Convertible Preferred Stock

Convertible Preferred Stock

The authorized, issued and outstanding shares of the convertible preferred stock and liquidation preferences were as follows (in thousands, except share numbers):

		January 31, 2020
	Shares Authorized	Shares Issued and Outstanding	Net Carrying Value	Aggregate Liquidation Preference
Series A	14,501,536	14,501,536	$7,857	$7,976
Series A-1	2,697,096	2,697,096	1,470	—
Series B	13,072,464	13,072,464	14,897	15,033
Series C	14,505,928	14,505,928	20,195	20,308
Series D	9,597,560	9,597,560	49,915	50,003
Series E	8,457,000	8,456,113	79,895	80,000

Total	62,831,584	62,830,697	$174,229	$173,320

BRAZE, INC.

Notes to Consolidated Financial Statements

		January 31, 2021
	Shares Authorized	Shares Issued and Outstanding	Net Carrying Value	Aggregate Liquidation Preference
Series A	14,501,536	12,880,024	$6,978	$7,084
Series A NV	1,621,512	1,621,512	879	892
Series A-1	2,697,096	2,468,608	1,345	—
Series A-1 NV	228,488	228,488	125	—
Series B	13,072,464	12,435,798	14,171	14,301
Series B NV	636,666	636,666	726	732
Series C	14,505,928	14,505,928	20,195	20,308
Series D	9,597,560	9,597,560	49,915	50,003
Series E	8,457,000	8,456,113	79,895	80,000

Total	65,318,250	62,830,697	$174,229	$173,320

Series A NV, A-1 NV, and B NV Convertible Preferred Stock

On February 7, 2020, we authorized the Series A NV and A-1 NV convertible preferred stock. On October 9, 2020, we authorized the Series B NV convertible preferred stock. The terms of the Series A NV, A-1 NV, and B NV convertible preferred stock were equivalent to the Series A, A-1, and B convertible preferred stock, respectively, with the exception of the voting rights, as described in the “Voting Rights” section below.

Conversion of Convertible Preferred Stock

On February 7, 2020, three of our investors elected to convert 1,621,512 and 228,488 shares of Series A and A-1 convertible preferred stock, respectively, into shares of Series A NV and A-1 NV convertible preferred stock, respectively, for no additional consideration. On October 9, 2020, one of our investors elected to convert 636,666 shares of Series B convertible preferred stock into shares of Series B NV convertible preferred stock for no additional consideration. The terms of the Series B convertible preferred stock and Series B NV convertible preferred stock were substantially the same except for voting rights associated with the Series B convertible preferred stock, as described in the “Voting Rights” section below.

Presentation

We classify our convertible preferred stock outside of stockholders’ deficit as mezzanine equity because the shares contain liquidation features that are not solely within our control, such as any voluntary or involuntary liquidation, dissolution or winding up of the Company. The convertible preferred stock has liquidation preferences over the common stock, is convertible to common stock, has certain dividend and voting rights and is redeemable for cash upon resolution of certain contingent events (a “Deemed Liquidation Event”).

Dividends

Series A, A NV, A-1, A-1 NV, B, B NV, C, D and E convertible preferred stock are entitled to a noncumulative dividend, when, as, and if declared by the Company at a rate equal to (a) $0.0436125 per share for Series A, A NV, A-1, and A-1 NV; (b) $0.0918 per share for Series B and B NV; (c) $0.112225 per share for Series C, and (d) $0.416775 per share for Series D, (e) $0.756848 per share for Series E, subject to adjustments such as a stock split or recapitalization. Any dividend amount would be calculated for each Series A, A NV, A-1, A-1 NV, B, B NV, C, D and E convertible preferred stockholder in accordance with the certificate of incorporation.

BRAZE, INC.

Notes to Consolidated Financial Statements

Voting Rights

The holder of each share of Series A, A-1, B, C, D and E convertible preferred stock shall have the right to one vote. With respect to such vote, such holder shall have full voting rights and powers equal to the voting rights and powers of the holders of common stock, except as otherwise provided in our charter or by applicable law.

The holders of Series C convertible preferred stock are entitled to elect one member of the Board and the holders of Series D convertible preferred stock are entitled to elect one member of the Board.

The holders of Series A NV, A-1 NV, and B NV (the “Nonvoting Preferred Stock”), shall have no voting rights with respect to the election of the members of the Board, and the shares of Nonvoting Preferred Stock shall not be included in determining the number of shares voting or entitled to vote on such matter (the “Nonvoting Restriction”); provided, however, that the Nonvoting Restriction shall cease to apply upon the earlier to occur of (i) the closing of the sale of shares of common stock to the public at a price at least equal to the Series E original issue price resulting in at least $50.0 million of gross proceeds (a “Qualified IPO”) or (ii) a Deemed Liquidation Event, except, in each case to the extent that any governmental filings would be triggered by such cessation, such cessation would not take effect until the parties have submitted any required filings (to be made at the discretion of each holder of Nonvoting Preferred Stock) and observed any required waiting periods.

Conversion

All outstanding shares of convertible preferred stock shall automatically be converted into shares of common stock upon either a Qualified IPO or the occurrence of an event specified by vote or written consent of the holders of (i) at least a majority of the outstanding shares of convertible preferred stock voting as a single class on an as-converted basis, (ii) at least a majority of the outstanding shares of Series C convertible preferred stock, voting separately on an as-converted basis, (iii) at least a majority of the outstanding shares of Series D convertible preferred stock, voting separately on an as-converted basis, and (iv) at least a majority of the outstanding shares of Series E convertible preferred stock, voting separately on an as-converted basis.

Each share of convertible preferred stock shall be convertible into such number of fully paid and nonassessable shares of common stock as it determined by dividing the number of preferred shares by (1) with respect to the Series A, A NV, B, B NV, C, D and E convertible preferred stock, the applicable adjusted issuance price and (2) with respect to the Series A-1 and A-1 NV convertible preferred stock, $0.5451625 per share. The adjusted issuance prices are as follows:

Series	Adjusted Issuance Price
Series A	$0.5452
Series A NV	$0.5452
Series A-1	$0.5452
Series A-1 NV	$0.5452
Series B	$1.1475
Series B NV	$1.1475
Series C	$1.4029
Series D	$5.2097
Series E	$9.4606

BRAZE, INC.

Notes to Consolidated Financial Statements

Liquidation Preference

Upon liquidation, dissolution, winding up, or certain mergers and asset sales, Series A, A NV, A-1, A-1 NV, B, B NV, C, D and E convertible preferred stock are entitled to receive the greater of (1) (a) $0.5451625 per share for Series A and Series A NV, (b) $0.0000125 per share for Series A-1 and Series A-1 NV, (c) $1.14745 per share for Series B and Series B NV, (d) $1.402875 per share for Series C, (e) $5.20965 per share for Series D, and (f) $9.4606 per share for Series E, plus any declared but unpaid dividends; and (2) the amount payable had all shares of such series of convertible preferred stock been converted into common stock prior to the Deemed Liquidation Event.

12.	Common Stock

Secondary Transaction

During the fiscal year ended January 31, 2020, we facilitated a transaction whereby a related-party investor purchased 893,500 shares of our common stock from our current and former employees (the “Secondary Transaction”). The purchase price paid was in excess of the fair value of the common stock on the purchase date. In connection with the Secondary Transaction, we recognized $8.7 million stock-based compensation expense which represented the amounts paid above fair value of common stock and the charge associated with employees selling shares which were held for less than six months. The expense is included in the same category of operating expense as the employees’ other compensation. No secondary transactions involving employees occurred during the fiscal year ended January 31, 2021.

Common Stock

The voting, dividend, and liquidation rights of the holders of the common stock are subject to and qualified by the rights, powers, and preferences of the holders of the convertible preferred stock. The holders of common stock, voting as a separate class, are entitled to elect one member of the Board. Each holder of common stock shall be entitled to one vote for each share held. We are authorized to issue 98,500,000 shares of common stock with a par value of $0.0001 per share. As of January 31, 2020 and 2021, we had 17,179,556 and 19,498,295 common stock shares issued and outstanding, respectively.

Our reserved shares of common stock for future issuance are as follows:

January 31, 2021
Series A convertible preferred stock	12,880,024
Series A NV convertible preferred stock	1,621,512
Series A-1 convertible preferred stock	2,468,608
Series A-1 NV convertible preferred stock	228,488
Series B convertible preferred stock	12,435,798
Series B NV convertible preferred stock	636,666
Series C convertible preferred stock	14,505,928
Series D convertible preferred stock	9,597,560
Series E convertible preferred stock	8,456,113
Options issued and outstanding	11,186,400
Shares available for future option grants	1,743,466
Warrants to purchase common stock	217,867

Total	75,978,430

BRAZE, INC.

Notes to Consolidated Financial Statements

Warrants

As of January 31, 2020 and 2021, we had 217,867 warrants outstanding to purchase our common stock. Our warrants are exercisable by paying cash or by cashless exercise for unregistered shares of our common stock. The exercise price of the warrants is subject to standard antidilutive provision adjustments for stock splits, stock combinations or similar events affecting our common stock. We have determined that these warrants should be classified as equity instruments since they do not require us to repurchase the underlying common stock and do not require us to issue a variable amount of common stock. In addition, these warrants are indexed to our common stock, do not permit net settlement in cash and do not have any unusual antidilution rights.

The terms of these warrants are as follows:

Issuance Date	Expiration Date	Exercise Price	Warrants Issued	Warrants Exercised	Warrants Outstanding
June 2015	June 8, 2025	$0.26	96,000	—	96,000
January 2016	January 26, 2026	0.31	48,000	—	48,000
October 2016	October 12, 2026	0.52	67,200	—	67,200
January 2019	January 4, 2029	3.46	6,667	—	6,667

		Total	217,867	—	217,867

The common stock warrants outstanding are exercisable immediately upon issuance. The common stock warrants issued in June 2015, January 2016 and October 2016 are considered exercised on their respective expiration dates. The common stock warrants issued in January 2019 are automatically exercised upon an IPO.

13.	Stock-Based Compensation

Stock Option Plans

The Braze 2011 Stock Option Plan (the “2011 Equity Incentive Plan”) provides for the award of stock options to employees, officers, directors, advisors and other service providers. The terms of each award and the exercise price are determined by the Board. Stock options granted generally have a contractual term of 10 years and vest over a four-year period, and, in the case of options granted to new hires, with 25% of the stock options vesting on the one-year anniversary of the date of grant and the remaining 75% vesting in equal monthly installments over the remaining three years thereafter. We have reserved 12,929,866 shares of common stock for issuance to our officers, directors, employees and consultants pursuant to our 2011 Equity Incentive Plan.

As of January 31, 2020 and 2021, there were 1,812,028 and 1,743,466 shares available for issuance to employees, officers, directors, advisors and other service providers pursuant to our 2011 Equity Incentive plan, respectively.

Early Exercise of Stock Options

Prior to July 2019, stock options granted contained a provision whereby the holders of the stock options were able to exercise the options prior to vesting. We recorded a share repurchase liability related to stock options with four-year vesting schedules that were exercised early. The liability is included within accrued expenses and other current liabilities on the consolidated balance sheets. Upon termination of service of an

BRAZE, INC.

Notes to Consolidated Financial Statements

employee, we have the right to repurchase any non-vested but issued common shares at the original purchase price. Such an exercise is not substantive for accounting purposes. The liability is being amortized into additional paid-in capital over the course of the vesting schedule.

During the fiscal years ended January 31, 2020 and 2021, $0.3 million and $0.3 million was recorded to additional paid in capital related to the vesting of early exercised awards, respectively. During the fiscal years ended January 31, 2020 and 2021, 129,225 and 287,963 options were early exercised for cash in an amount of $0.2 million and $0.4 million, respectively. As of January 31, 2020 and 2021, $0.3 million and $0.5 million is recorded as a liability on the consolidated balance sheets in account payables and other accrued expenses, respectively.

A summary for activities for early exercised options is as follows:

Unvested Shares
Non-vested as of January 31, 2019	317,467
Exercises	129,225
Vested	(231,952)
Repurchased	(18,751)

Non-vested as of January 31, 2020	195,989
Exercises	287,963
Vested	(210,764)
Repurchased	(4,524)

Non-vested as of January 31, 2021	268,664

A summary of stock option activity for the periods presented, is as follows (in thousands, except share and per share amounts):

	Options Outstanding
	Number of Options	Weighted Average Exercise Price	Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value
Outstanding — January 31, 2019	8,466,187	$1.08	8.11	$19,917
Options granted	5,139,705	3.76
Options exercised	(2,232,230)	0.65
Options forfeited / cancelled	(873,321)	2.33
Options expired	(43,716)	2.50

Outstanding — January 31, 2020	10,456,625	$2.39	8.23	$30,253
Options granted	3,464,655	5.65
Options exercised	(2,334,263)	1.20
Options forfeited / cancelled	(377,318)	4.28
Options expired	(23,299)	2.95

Outstanding — January 31, 2021	11,186,400	$3.58	7.99	$351,321

Vested and expected to vest as of January 31, 2021	10,354,186	$3.48	7.92	$326,264

Exercisable — January 31, 2021	5,748,196	$2.38	7.15	$187,565

BRAZE, INC.

Notes to Consolidated Financial Statements

The weighted-average grant-date fair value of options granted during the fiscal years ended January 31, 2020 and 2021, was $2.24 and $7.41, respectively. The total intrinsic value of options exercised during the fiscal years ended January 31, 2020 and 2021, was $10.3 million and $78.9 million, respectively.

As of January 31, 2021, total compensation cost not yet recognized related to unvested stock options was $23.7 million, which is expected to be recognized over a weighted-average period of 1.2 years.

Determining the Fair Value of Stock-Based Compensation

We estimate the fair value of stock options using the Black-Scholes option-pricing model on the date of grant. The assumptions used in the Black-Scholes option-pricing model were as follows:

	Fiscal Year Ended January 31,
	2020	2021
Expected volatility (in percentage)	55.1 – 57.3%	55.7 – 62.5%
Expected term (in years)	5.6 – 6.1	5.5 – 6.1
Risk-free interest rate (in percentage)	1.4 – 2.6%	0.3 – 1.5%
Dividend yield (in percentage)	0%	0%
Fair value of common stock	$3.46 – $5.14	$5.28 – $28.35

The following table summarizes stock-based compensation expense, which was included in the consolidated statements of operations as follows (in thousands):

	Fiscal Year Ended January 31,
	2020	2021
Cost of revenue	$276	$650
Sales and marketing	6,365	2,892
Research and development	3,705	2,102
General and administrative	2,062	1,896

Total stock-based compensation expense	$12,408	$7,540

The following table summarizes the options available for future grants:

Shares Available for Future Grant
Balance at January 31, 2019	3,406,161
Additional options authorized	2,647,286
Options granted	(5,139,705)
Options forfeited and expired	917,037
Repurchases retired	(18,751)

Balance at January 31, 2020	1,812,028
Additional options authorized	3,000,000
Options granted	(3,464,655)
Options forfeited and expired	400,617
Repurchases retired	(4,524)

Balance at January 31, 2021	1,743,466

BRAZE, INC.

Notes to Consolidated Financial Statements

14.	Commitments and Contingencies

Leases

We have noncancelable operating leases for office space that expire at various dates through 2026. Rental expense for operating leases was $5.9 million and $8.8 million for the fiscal years ended January 31, 2020 and 2021, respectively. This rental expense includes sublease income of $0.9 million and $1.1 million, respectively, for the fiscal years ended January 31, 2020 and 2021. Our operating leases generally provide for annual rent increases and may include rent holidays, typically at the outset of a lease agreement.

The following is a schedule, by years, of future minimum lease payments required under the operating leases that have initial or noncancelable lease terms in excess of one year as of January 31, 2021. As of January 31, 2021, future minimum lease payments under these operating leases consisted of the following (in thousands):

Fiscal Year Ending January 31:	Operating Leases
2022	$6,844
2023	7,195
2024	7,237
2025	2,931
2026	1,526
Thereafter	776

Total minimum future lease payments	$26,509

Minimum future lease payments disclosed exclude expected sublease income of $0.4 million as of the fiscal year ended January 31, 2021.

Indirect Taxes

We are subject to indirect taxation in some, but not all, of the various U.S. states and foreign jurisdictions in which we conduct business. Therefore, we have an obligation to charge, collect and remit Value Added Tax (“VAT”) or Goods and Services Tax (“GST”) in connection with certain of our foreign sales transactions and sales and use tax in connection with eligible sales to subscribers in certain U.S. states. On June 21, 2018, the U.S. Supreme Court issued an opinion in South Dakota v. Wayfair. The State of South Dakota alleged that U.S. constitutional law should be revised to permit South Dakota to require remote sellers to collect and remit sales tax in South Dakota in accordance with South Dakota’s sales tax statute. Under the U.S. Supreme Court’s ruling, the longstanding Quill Corp v. North Dakota sales tax case was overruled, and states may now require remote sellers to collect sales tax under certain circumstances. We began collecting sales tax in relevant jurisdictions for the fiscal year ended January 31, 2019. As a result of this ruling and given the scope of our operations, taxing authorities continue to provide regulations that increase the complexity and risks to comply with such laws and could result in substantial liabilities, prospectively as well as retrospectively. Based on the information available, we continue to evaluate and assess the jurisdictions in which indirect tax nexus exists and believe that the indirect tax liabilities are adequate and reasonable. Due to the complexity and uncertainty around the application of these rules by taxing authorities, results may vary materially from expectations, and we have recognized liabilities for contingencies related to state sales and use tax, VAT, and GST deemed probable and estimable totaling $0.4 million and $0.6 million as of January 31, 2020 and 2021, respectively, which is included in other current liabilities on the consolidated balance sheets. During the fiscal years ended January 31, 2020 and 2021, we entered into several voluntary disclosure agreements with all jurisdictions where we identified a potential exposure due to not filing prior returns.

BRAZE, INC.

Notes to Consolidated Financial Statements

Legal Contingencies

From time to time, in the ordinary course of business, we are or may be involved in various legal or regulatory proceedings, claims or purported class actions related to alleged infringement of third-party patents and other intellectual property rights, commercial, labor and employment, wage and hour and other claims. We have been, and may in the future be, put on notice or sued by third parties for alleged infringement of their proprietary rights, including patent infringement. We accrue a liability when we believe that it is both probable that a liability has been incurred and the amount of loss can be reasonably estimated. We believe we have recorded adequate provisions for any such matters and, as of January 31, 2021, we believe that no material loss will be incurred in excess of the amounts recognized in our financial statements.

15.	Income Taxes

On March 27, 2020, the Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”), was signed into law in response to the COVID-19 pandemic. The CARES Act includes several significant income tax relief provisions and the deferral of the employer portion of the social security payroll tax. The income tax benefits include a favorable increase in the interest expense limitation under section 163(j), allowing a five-year net operating loss (“NOL”) carryback provision for certain NOLs, and increasing the amount of NOL corporations may use to offset income.

The enactment of the CARES Act resulted in the establishment of a deferred tax asset of $0.6 million for the fiscal year ended January 31, 2021. It did not result in any material adjustments to our income tax provision or to the effective tax rate for the fiscal year ended January 31, 2021, or our net deferred taxes as of January 31, 2021.

The components of loss before income taxes were as follows (in thousands):

	Fiscal Year Ended January 31,
	2020	2021
U.S.	$(32,880)	$(33,352)
Foreign	1,522	1,920

Loss before provision for income taxes	$(31,358)	$(31,432)

Income tax expense for the fiscal years ended January 31, 2020 and 2021, were as follows (in thousands):

	Fiscal Year Ended January 31,
	2020	2021
Current:
Federal	$—	$—
State and local	26	26
Foreign	368	451

Total current	394	477
Deferred:
Federal	$—	$—
State and local	—	—
Foreign	58	60

Total deferred	58	60

Provision for Income Taxes	$452	$537

BRAZE, INC.

Notes to Consolidated Financial Statements

Our provision for income taxes is primarily attributable to profitable jurisdictions outside of the United States and U.S. state income taxes.

A reconciliation of the Federal statutory tax rate and the effective tax rates for the fiscal year ended January 31, 2020 and 2021, were as follows:

	Fiscal Year Ended January 31,
	2020	2021
Statutory income tax expense	21.0%	21.0%
Foreign tax rate differential	0.3%	0.2%
State taxes	2.4%	5.3%
Permanent items	(9.8)%	(3.4)%
Change in valuation allowance	(6.3)%	(27.0)%
Section 382 NOL	(9.0)%	0.0%
Tax credits	0.0%	2.2%

Effective tax rate	(1.4)%	(1.7)%

Deferred Income Taxes

Deferred income taxes reflect the net tax effects of (a) temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes, and (b) operating loss carryforwards. The components of our net deferred tax assets and liabilities at January 31, 2020 and 2021, were as follows (in thousands):

	Fiscal Year Ended January 31,
	2020	2021
Deferred tax assets:
Net operating losses	$21,638	$30,743
Bad debt reserve	186	237
Other reserves	1,355	1,211
Property, equipment and software	127	185
Accrued taxes	104	37
Accrued bonus	647	902
R&D credit	1,250	1,927
Deferred payroll taxes	—	594
Other	89	432

Deferred tax assets	25,396	36,268
Less: valuation allowance	(20,801)	(29,297)

Deferred tax asset, net of valuation allowance	$4,595	6,971

Deferred tax liabilities:
Capitalized costs	$(4,582)	$(6,952)
Property, equipment and software	(33)	(99)

Deferred tax liabilities	$(4,615)	$(7,051)

Net deferred tax assets/ (liabilities)	$(20)	$(80)

BRAZE, INC.

Notes to Consolidated Financial Statements

As of January 31, 2020, we had NOL carryforwards for federal and state income tax purposes of approximately $84 million and $56 million, respectively. As of January 31, 2021, we had NOL carryforwards for federal and state income tax purposes of approximately $118 million and $80 million, respectively, which may be available to offset taxable income in the future, and which expire in various years beginning in 2031 for federal purposes and 2034 for state purposes if not utilized. $79 million of federal NOL will be carried forward indefinitely. We also had foreign NOL carryforwards as of January 31, 2021, of $0.2 million, the majority of which expire in 2031.

IRC Sections 382 and 383 place a limitation on the amount of taxable income that can be offset by carryforward tax attributes, such as net operating losses or tax credits, after a change in control. Generally, after a change in control, a loss corporation cannot deduct carryforward tax attributes in excess of the limitation prescribed by Sections 382 and 383. Therefore, certain of our carryforward tax attributes may be subject to an annual limitation regarding their utilization against taxable income in future periods. As a result of issuances of different classes of preferred stock to investors in 2013, 2014 and 2017, we triggered “ownership shifts” as defined in Internal Revenue Code Section 382 and related provisions. These ownership shifts resulted in a reduction of NOLs of $13.8 million and credits of $0.7 million. Our utilization of our NOLs and credits is limited by these ownership shifts but those limitations do not have a significant impact to the financial statements since there is no utilization of the NOLs and credits and a full valuation allowance exists against the net operating losses and credits. Subsequent ownership changes may subject us to additional annual limitations of its net operating losses. Such annual limitation could result in the expiration of the NOLs and credits.

We determine our valuation allowance on deferred tax assets by considering both positive and negative evidence to ascertain whether it is more likely than not that deferred tax assets will be realized. Realization of deferred tax assets is dependent upon the generation of future taxable income, if any, the timing, and amount of which are uncertain. Due to our history of losses, we believe that it is not more likely than not that all the deferred tax assets can be realized as of January 31, 2021. Accordingly, we have recorded a full valuation allowance against our U.S. deferred tax assets. The valuation allowance increased by $0.1 million and $8.5 million during years ended January 31, 2020 and 2021, respectively.

Other Considerations

We have not recorded deferred income taxes and withholding taxes with respect to the undistributed earnings of our foreign subsidiaries as such earnings are determined to be reinvested indefinitely. Upon distribution of those earnings in the form of dividends or otherwise, we may be subject to income taxes and withholding taxes, the determination of which is not practical as it is dependent on the amount of tax losses or other tax attributes available at the time of repatriation. At January 31, 2020 and 2021, the amount of temporary differences related to undistributed earnings and other outside temporary differences upon which U.S. income taxes have not been provided is immaterial to these consolidated financial statements.

The following tabular reconciliation presents the total amounts of gross unrecognized tax benefits (in thousands):

	Fiscal Year Ended January 31,
	2020	2021
Balance at February 1	$—	$647
Additions for tax positions of prior years	647	902
Reductions for tax positions of prior years	—	(647)

Balance at January 31	$647	$902

BRAZE, INC.

Notes to Consolidated Financial Statements

As of January 31, 2020 and 2021, accrued unrecognized tax benefits were $0.6 million, and $0.9 million, respectively, and if recognized would reduce the provision for income taxes, and our effective tax rate. We do not expect any significant change in its unrecognized tax benefits during the next twelve months.

We are subject to income tax examinations in the United States and various state and foreign jurisdictions. Our most significant operations are in the United States and the earliest open tax year subject to potential examination is the period ended January 31, 2018. However, amounts reported as NOLs from these prior tax periods also remain subject to review by most tax authorities.

16.	Net Loss Per Share Attributable to Braze, Inc. Common Shareholders

The following table sets forth the computation of basic and diluted net loss per share attributable to Braze, Inc. common shareholders during the periods presented (in thousands, except share and per share amounts):

	Fiscal Year Ended January 31,
	2020	2021
Numerator:
Net loss attributable to Braze, Inc.	$(31,810)	$(31,752)

Denominator:
Weighted-average shares of Braze, Inc. common stock outstanding	16,446,116	18,204,799
Less: weighted-average unvested shares of Braze, Inc. subject to repurchase	(256,728)	(232,327)

Weighted-average shares used to compute net loss per share attributable to Braze, Inc. common stockholders, basic and diluted	16,189,388	17,972,472

Net loss per share attributable to common stockholders, basic and diluted	$(1.96)	$(1.77)

The following outstanding shares of potentially dilutive securities have been excluded from diluted net loss per share attributable to Braze, Inc. common shareholders for the periods presented, because their inclusion would be antidilutive:

	January 31,
	2020	2021
Convertible preferred stock on an as-converted basis	62,830,697	62,830,697
Options to purchase common stock	10,456,625	11,186,400
Warrants to purchase common stock	217,867	217,867

Total	73,505,189	74,234,964

17.	Subsequent Events

We have evaluated subsequent events through June 23, 2021, which is the date the consolidated financial statements were available to be issued, for events requiring recording or disclosure in the consolidated financial statements for the fiscal years ended January 31, 2020 and 2021.

In April 2021, we granted 489,951 restricted stock units (“RSUs”) at the grant date fair value of our common stock of $38.77 per share.

In April and June 2021, we granted stock options to purchase up to 3,120,516 shares of common stock with exercise prices of $35.01 and $39.47 per share. Based on the latest fair value per share available, we estimate we will recognize approximately $73.5 million of stock-based compensation expense related to these stock options granted over the requisite service period of four years.

BRAZE, INC.

Notes to Consolidated Financial Statements

In April 2021, the Board amended the 2011 Equity Incentive Plan to increase the number of shares reserved for issuance thereunder to 28,868,612 shares.

In May 2021, David Obstler joined our board of directors. Mr. Obstler also serves as the chief financial officer of Datadog, Inc., one of our vendors. We have purchased services from Datadog, Inc. in the aggregate amount of approximately $0.9 million and $0.6 million during the fiscal years ended January 31, 2021 and 2020, respectively.

In June 2021, we granted 255,204 RSUs at the grant date fair value of our common stock of $39.47 per share.

BRAZE, INC.

Condensed Consolidated Balance Sheets

(in thousands, except share and per share amounts)

(unaudited)

	January 31, 2021	July 31, 2021
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$28,509	$41,827
Restricted cash	472	37
Accounts receivable, net of allowance for doubtful accounts of $934 and $598 as of January 31, 2021 and July 31, 2021, respectively	34,771	35,123
Marketable securities	58,004	36,903
Prepaid expenses and other current assets	12,202	14,346

Total current assets	133,958	128,236
Restricted cash, noncurrent	4,037	4,037
Property and equipment, net	5,486	5,984
Deferred contract costs	27,433	31,665
Other assets	480	4,227

TOTAL ASSETS	$171,394	$174,149

LIABILITIES, CONVERTIBLE PREFERRED STOCK, REDEEMABLE NONCONTROLLING INTEREST AND STOCKHOLDERS’ DEFICIT
CURRENT LIABILITIES:
Accounts payable	$439	$1,812
Accrued expenses and other current liabilities	25,904	20,596
Deferred revenue	74,789	91,217

Total current liabilities	101,132	113,625
Deferred tax liabilities	80	82
Other long-term liabilities	2,227	2,143

TOTAL LIABILITIES	103,439	115,850
COMMITMENTS AND CONTINGENCIES (NOTE 12)
Convertible preferred stock, $0.0001 par value; 65,318,250 shares authorized as of each of January 31, 2021 and July 31, 2021; 62,830,697 shares issued and outstanding as of each of January 31, 2021 and July 31, 2021	174,229	174,229
Redeemable noncontrolling interest	2,233	1,529
STOCKHOLDERS’ DEFICIT:
Common stock, $0.0001 par value; 98,500,000 and 100,000,000 shares authorized as of January 31, 2021 and July 31, 2021, respectively; 19,498,295 and 20,657,118 shares issued and outstanding as of January 31, 2021 and July 31, 2021 respectively	—	—
Additional paid-in capital	29,777	45,947
Accumulated other comprehensive income (loss)	(42)	(102)
Accumulated deficit	(138,242)	(163,304)

TOTAL STOCKHOLDERS’ DEFICIT	(108,507)	(117,459)

TOTAL LIABILITIES, CONVERTIBLE PREFERRED STOCK, REDEEMABLE NONCONTROLLING INTEREST AND STOCKHOLDERS’ DEFICIT	$171,394	$174,149

The accompanying notes are an integral part of these condensed consolidated financial statements.

BRAZE, INC.

Condensed Consolidated Statements of Operations

(in thousands, except share and per share amounts)

(unaudited)

	Six Months Ended July 31,
	2020	2021
Revenue	$67,929	$103,633
Cost of revenue	24,801	34,562

Gross profit	43,128	69,071
Operating expenses:
Sales and marketing	31,061	51,843
Research and development	12,759	23,392
General and administrative	12,154	19,011

Total operating expenses	55,974	94,246

Loss from operations	(12,846)	(25,175)
Other income (expense):
Investment income	589	86
Other income (expense), net	85	(351)

Loss before provision for income taxes	(12,172)	(25,440)
Provision for income taxes	223	326

Net loss	$(12,395)	$(25,766)

Net loss attributable to redeemable noncontrolling interest	$—	$(704)

Net loss attributable to Braze, Inc.	$(12,395)	$(25,062)

Net loss per share attributable to Braze, Inc. common stockholders, basic and diluted	$(0.73)	$(1.25)

Weighted-average shares used to compute net loss per share attributable to Braze, Inc. common stockholders, basic and diluted	17,016,066	20,004,294

The accompanying notes are an integral part of these condensed consolidated financial statements.

BRAZE, INC.

Condensed Consolidated Statements of Comprehensive Loss

(in thousands)

(unaudited)

	Six Months Ended July 31,
	2020	2021
Net loss	$(12,395)	$(25,766)
Other comprehensive income (loss):
Change in foreign currency translation adjustments	(141)	(25)
Unrealized gains (losses) on marketable securities	89	(35)

Other comprehensive income (loss), net	(52)	(60)

Comprehensive loss, net	$(12,447)	$(25,826)
Less comprehensive loss attributable to redeemable noncontrolling interest:
Net loss attributable to redeemable non-controlling interest	—	(704)

Comprehensive loss, net, attributable to noncontrolling interests	—	(704)

Comprehensive loss, net, attributable to Braze Inc.	$(12,447)	$(25,122)

The accompanying notes are an integral part of these condensed consolidated financial statements.

BRAZE, INC.

Condensed Consolidated Statements of Convertible Preferred Stock, Redeemable Noncontrolling Interest and Stockholders’ Deficit

(in thousands, except share amounts)

(unaudited)

	Convertible Preferred Stock		Common Stock		Additional Paid-In Capital	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount
Balance, January 31, 2020	62,830,697	$174,229	17,179,556	$—	$19,580	$(106,490)	$34	$(86,876)
Issuance of common stock for options exercised	—	—	162,866	—	412	—	—	412
Vesting of early exercised options	—	—	—	—	97	—	—	97
Repurchase of shares related to early exercised options	—	—	(1,680)	—	(1)	—	—	(1)
Stock-based compensation	—	—	—	—	2,795	—	—	2,795
Other comprehensive income	—	—	—	—	—	—	(52)	(52)
Net loss attributable to Braze, Inc.	—	—	—	—	—	(12,395)	—	(12,395)

Balance, July 31, 2020	62,830,697	$174,229	17,340,742	$—	$22,883	$(118,885)	$(18)	$(96,020)

BRAZE, INC.

Condensed Consolidated Statements of Convertible Preferred Stock, Redeemable Noncontrolling Interest and Stockholders’ Deficit

(in thousands, except share amounts)

(unaudited)

	Convertible Preferred Stock		Redeemable Noncontrolling Interest	Common Stock		Additional Paid-In Capital	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total Stockholders’ Deficit
	Shares	Amount		Shares	Amount
Balance, January 31, 2021	62,830,697	$174,229	$2,233	19,498,295	$—	$29,777	$(138,242)	$(42)	$(108,507)
Issuance of common stock for options exercised	—	—	—	1,160,823	—	3,301	—	—	3,301
Vesting of early exercised options	—	—	—	—	—	248	—	—	248
Repurchase of shares related to early exercised options	—	—	—	(2,000)	—	(3)	—	—	(3)
Stock-based compensation	—	—	—	—	—	12,624	—	—	12,624
Other comprehensive income	—	—	—	—	—	—	—	(60)	(60)
Net loss attributable to redeemable noncontrolling interests	—	—	(704)	—	—	—	—	—	—
Net loss attributable to Braze, Inc.	—	—	—	—	—	—	(25,062)	—	(25,062)

Balance, July 31, 2021	62,830,697	$174,229	$1,529	20,657,118	$—	$45,947	$(163,304)	$(102)	$(117,459)

The accompanying notes are an integral part of these condensed consolidated financial statements.

BRAZE, INC.

Condensed Consolidated Statements of Cash Flows

(in thousands)

(unaudited)

	Six Months Ended July 31,
	2020	2021
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss (including amounts attributable to noncontrolling interests)	$(12,395)	$(25,766)
Adjustments to reconcile net loss to net cash used in operating activities:
Stock-based compensation	2,727	12,606
Amortization of deferred contract costs	4,847	7,990
Depreciation and amortization	547	1,373
Provision for bad debt	1,269	(174)
(Accretion) amortization of discount/premium on marketable securities	65	254
Unrealized foreign exchange loss/(gain)	74	320
Changes in operating assets and liabilities:
Accounts receivable	1,890	(178)
Prepaid expenses and other current assets	830	(2,124)
Deferred contract costs	(7,719)	(12,222)
Other non-current assets	(112)	(2,095)
Accounts payable	(174)	1,071
Accrued expenses and other current liabilities	5,361	(5,810)
Deferred revenue	1,930	16,428
Other long-term liabilities	639	(87)

Net cash provided by/(used in) operating activities	(221)	(8,414)
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property and equipment	(1,800)	(755)
Capitalized internal-use software costs	(980)	(1,172)
Purchases of marketable securities	(40,392)	(28,496)
Maturities of marketable securities	61,503	49,308

Net cash provided by/(used in) investing activities	18,331	18,885
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from exercise of common stock options	319	3,247
Payment of deferred offering costs	—	(660)
Repurchase of shares related to early exercised options	(1)	(3)

Net cash provided by/(used in) financing activities	318	2,584
Effect of exchange rate changes on cash	80	(172)

Net change in cash, cash equivalents and restricted cash	18,508	12,883
Cash, cash equivalents and restricted cash, beginning of year	11,602	33,018

Cash, cash equivalents and restricted cash, end of period	$30,110	$45,901

SUPPLEMENTAL CASH FLOW DISCLOSURE:
Cash paid for income taxes, net of tax refunds	$21	$31
NON-CASH INVESTING AND FINANCING ACTIVITIES:
Stock-based compensation capitalized to internal-use software	$68	$18
Net change in capitalized internal-use software development costs included in accrued expenses	$(6)	$41
Unrealized net gain (loss) on marketable investment securities	$89	$(35)
Net change to property and equipment (included in accounts payable)	$(8)	$34
Vesting of early exercised options	$97	$248
Deferred offering costs included in accounts payable and accrued expenses and other current liabilities	$—	$1,022
Common stock option receivables	$—	$52

The accompanying notes are an integral part of these condensed consolidated financial statements.

BRAZE, INC.

Notes to Condensed Consolidated Financial Statements

(unaudited)

1.	Organization and Description of Business

Braze, Inc., together with its subsidiaries (collectively, the “Company”, “we”, “us”, “our” or “Braze”), is a cloud-based customer engagement platform that delivers customer-centric experiences across push notifications, email, in-product messaging, SMS and MMS messages, and more. Customers use the Braze platform to facilitate real time experiences between brands and customers in a more authentic and human way.

We began operations in 2011 and are incorporated in the state of Delaware. Our headquarters are located in New York, New York. We also lease additional office space in San Francisco, London, Singapore and Tokyo, and have a significant presence in Austin, Chicago and Berlin.

Emerging Growth Company Status

We are an emerging growth company, as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and, for so long as we continue to be an emerging growth company, we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. In addition, pursuant to Section 107 of the JOBS Act, as an emerging growth company, we have elected to take advantage of the extended transition period for complying with new or revised accounting standards until those standards would otherwise apply to private companies. If we cease to be an emerging growth company, we will no longer be able to take advantage of these exemptions or the extended transition period for complying with new or revised accounting standards.

Impact of COVID-19

Beginning in January 2020, the outbreak of the novel Coronavirus Disease 2019 (“COVID-19”) pandemic caused general business disruption worldwide. COVID-19 is considered to be highly contagious and poses a serious public health threat. Although certain restrictions are being lifted, state mandated lockdowns have adversely impacted many companies and may be reinstated in the future, as many public health regulations transformed or even halted daily operations. We have not experienced a materially negative impact from COVID-19 and continue to monitor the global situation and the potential impact on our financial condition, liquidity, operations, suppliers, industry, and workforce. Given the continued evolution of the COVID-19 outbreak, including the emergence of new variant strains of COVID-19, and the global responses to curb its spread, we are not able to estimate the ongoing effects on our results of operations, financial condition, or liquidity.

2.	Summary of Significant Accounting Policies

Basis of Presentation

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”). The accompanying condensed consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, and variable interest entities (“VIE”) for which we are the primary beneficiary. Intercompany balances and transactions have been eliminated in consolidation.

BRAZE, INC.

Notes to Condensed Consolidated Financial Statements

(unaudited)

The unaudited condensed consolidated financial statements reflect all adjustments, consisting of only normal recurring adjustments, necessary for the fair statement of our financial position as of January 31, 2021 and July 31, 2021, and results of operations and cash flows for the six months ended July 31, 2020 and 2021. The results for the six months ended July 31, 2021 are not necessarily indicative of the operating results expected for the fiscal year ending January 31, 2022 or any other future period. Certain information and note disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted under the Securities and Exchange Commission’s (“SEC”) rules and regulations. For a complete set of financial statement notes, refer to our fiscal year 2021 annual consolidated financial statements. Except as described in Note 2 herein, there have been no material changes to the Company’s significant accounting policies as described in the Company’s audited consolidated financial statements for the fiscal year ended January 31, 2021.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expense during the reported period. We evaluate estimates based on historical and anticipated results, trends, and various other assumptions. Significant items subject to such estimates and assumptions include but are not limited to the standalone selling price for separate performance obligations in our revenue arrangements, expected period of benefit for deferred contract costs, the valuation of common stock and stock-based compensation, the allocation of overhead costs between cost of revenue and operating expenses, the estimated useful lives of intangible and depreciable assets, the valuation of deferred tax assets and liabilities and other tax estimates including our ability to utilize net operating losses.

Management evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors, including the current economic environment, and makes adjustments as facts and circumstances dictate. As future events and their effects, including the uncertainty surrounding rapidly changing market and economic conditions from the outbreak of COVID-19, cannot be determined with precision, actual results could differ from those estimates and many of our estimates and assumptions have required increased judgement and carry a higher degree of variability and volatility.

Concentration of Credit Risk

Financial instruments that potentially subject us to concentrations of credit risk consist primarily of cash and cash equivalents, restricted cash, and trade accounts receivable. We maintain cash and cash equivalents balances at domestic and foreign financial institutions where deposits, at times, exceed the Federal Deposit Insurance Corporation (“FDIC”) limits. The cash balances in deposit accounts held in excess of FDIC limits were $28.3 million and $41.6 million as of January 31, 2021 and July 31, 2021, respectively.

Significant customers are those which represent 10% or more of our total revenue for the period or accounts receivable at the balance sheet dates. For the six months ended July 31, 2020 or 2021, no customer accounted for 10% or more of total revenue.

Our accounts receivable are derived from revenue contracts with customers. We maintain reserves for potential credit losses on customer accounts when deemed necessary. As of January 31, 2021, accounts receivable from one customer accounted for 11% of our total accounts receivable balance. As of July 31, 2021, no customer accounted for more than 10% of our total accounts receivable balance.

BRAZE, INC.

Notes to Condensed Consolidated Financial Statements

(unaudited)

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. The guidance describes a fair value hierarchy based on three levels of inputs, of which the first two are considered observable and the last unobservable, that may be used to measure fair value.

Level 1 –	Inputs are unadjusted quoted prices in active markets for identical assets or liabilities at the measurement date

Level 2 –	Inputs are observable, unadjusted quoted prices in active markets for similar assets or liabilities; unadjusted quoted prices for identical or similar assets or liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the related assets or liabilities

Level 3 –	Unobservable inputs that are supported by little or no market data for the related assets or liabilities

The categorization of a financial instrument within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Our financial instruments include cash equivalents, marketable securities, accounts receivable, accounts payable, and other current assets and liabilities. At January 31, 2021 and July 31, 2021, the carrying amounts of accounts receivable, accounts payable and other current assets and liabilities approximated their fair values because of their short-term nature.

Deferred Offering Costs

Deferred offering costs consist primarily of accounting, legal, and other fees related to our proposed initial public offering (“IPO”). Upon consummation of the IPO, the deferred offering costs will be offset against the proceeds from the offering. In the event the offering is aborted, deferred offering costs will be expensed. We capitalized $0.2 million and $1.9 million of deferred offering costs within other assets, noncurrent in the consolidated balance sheet as of January 31, 2021 and July 31, 2021, respectively.

Recently Adopted Accounting Pronouncements

In August 2018, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2018-15, Intangibles—Goodwill and Other—Internal-Use Software (Subtopic 350-40): Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That Is a Service Contract (“ASU 2018-15”). This ASU is designed to reduce complexity for accounting for costs of implementing a cloud computing service arrangement. This standard aligns the accounting for implementation costs of hosting arrangements, regardless of whether they convey a license to the hosted software. We adopted ASU 2018-15 prospectively on February 1, 2021, and the adoption of this update did not have a material impact on our consolidated financial statements.

Recently Issued Accounting Pronouncements Not Yet Adopted

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842) and issued certain transitional guidance and subsequent amendments between January 2018 and February 2020 within ASU No. 2017-13, ASU No. 2018-01, ASU No. 2018-10, ASU No. 2018-11, ASU No. 2018-20, ASU No. 2019-01, ASU

BRAZE, INC.

Notes to Condensed Consolidated Financial Statements

(unaudited)

No. 2019-10, ASU No. 2020-02, and ASU No. 2020-05 (collectively, “Topic 842”). The guidance in Topic 842 supersedes the leasing guidance in Topic 840, Leases. Under the new guidance, lessees are required to recognize lease assets and lease liabilities on the balance sheet for all leases with terms longer than twelve months. Leases will be classified as either finance or operating, with classification affecting the pattern of expense recognition in the audited consolidated statements of operations. Per ASU No. 2020-05, Revenue from Contracts with Customers (Topic 606) and Leases (Topic 842): Effective Dates for Certain Entities, issued June 2020, Topic 842, as amended, is effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022. Topic 842 is effective for our fiscal year beginning February 1, 2022. Early adoption is permitted. We expect to adopt Topic 842 under the private company transition guidance beginning February 1, 2022. We expect the adoption of Topic 842 to have a material impact on our consolidated financial statements. Based on ongoing evaluations, we currently expect the most significant changes will be related to the recognition of new right-of-use assets and lease liabilities on our consolidated balance sheets.

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement on Credit Losses on Financial Instruments, and issued subsequent amendments to the initial guidance and transitional guidance between November 2018 and February 2020 within ASU No. 2018-19, ASU No. 2019-04, ASU No. 2019-05, ASU No. 2019-10, ASU No. 2019-11 and ASU No. 2020-02 (collectively, “Topic 326”). Topic 326 introduces new guidance for credit losses on instruments within its scope. The new guidance introduces an approach based on expected losses to estimate credit losses on certain types of financial instruments, including trade and other receivables, held-to-maturity debt securities, loans and net investments in leases. The new guidance also modifies the impairment model for available-for-sale debt securities and requires entities to determine whether all or a portion of the unrealized loss on an available-for-sale debt security is a credit loss. Further, the new guidance indicates that entities may not use the length of time a security has been in an unrealized loss position as a factor in concluding whether a credit loss exists. Per ASU No. 2019-10, Financial Instruments—Credit Losses (Topic 326), Derivatives and Hedging (Topic 815), and Leases (Topic 842), Topic 326, as amended, is effective for (1) public business entities that meet the definition of an SEC filer, excluding entities eligible to be smaller reporting companies as defined by the SEC, for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years, and (2) all other entities for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. Topic 326 is effective for our fiscal year beginning February 1, 2023. Early adoption is permitted. We expect to adopt Topic 326 under the private company transition guidance beginning February 1, 2023. We are currently evaluating the impact of the new guidance on our consolidated financial statements and do not expect the adoption to have a material impact on our consolidated financial statements.

In December 2019, the FASB issued ASU No. 2019-12, Simplifying the Accounting for Income Taxes (Topic 740) (“Topic 740”), which removes certain exceptions to the general principles in Topic 740. The amendments also improve consistent application of and simplify GAAP for other areas of Topic 740 by clarifying and amending existing guidance. For public companies, the guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020. For all other entities, the amendments are effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022. Early adoption of the amendments is permitted, including adoption in any interim period for (1) public business entities for periods for which financial statements have not yet been issued and (2) all other entities for periods for which financial statements have not yet been made available for issuance. We expect to adopt ASU 2019-12 beginning February 1, 2022, and are currently evaluating the accounting and disclosure requirements and impacts on our consolidated financial statements.

BRAZE, INC.

Notes to Condensed Consolidated Financial Statements

(unaudited)

In October 2020, FASB issued ASU No. 2020-10, Codification Improvements (“ASU 2020-10”). The amendments in this guidance affect a wide variety of topics in the ASC by either clarifying the codification or correcting unintended application of guidance. The changes are not expected to have a significant effect on current accounting practice or create a significant administrative cost to most entities. For all reporting entities, the amendments in ASU 2020-10 are effective for fiscal years ending after December 15, 2020. Early adoption is permitted. We expect to adopt ASU 2020-10 beginning February 1, 2022, and do not expect the adoption to have a material impact on our consolidated financial statements.

3.	Revenue from Contracts with Customers

Disaggregated Revenue Streams

The following disaggregation depicts the nature, amount, timing and uncertainty of cash flows related to the primary types of revenue from contracts with customers.

The following table presents total revenue by type (in thousands):

	Six Months Ended July 31,
	2020	2021
Subscription	$63,725	$96,435
Professional Services	4,204	7,198

Total	$67,929	$103,633

The following table presents total revenue by geography (in thousands):

	Six Months Ended July 31,
	2020	2021
United States	$41,221	$62,457
International	26,708	41,176

Total	$67,929	$103,633

Revenue by geography is determined based on the location of our users. Other than the United States, no other individual country accounted for 10% or more of total revenue for any of the periods presented.

Contract Balances

Contract Assets

Contract assets as of January 31, 2020 and July 31 2020 were $0.2 million and $0.5 million, respectively. Contract assets as of January 31, 2021 and July 31 2021 were $0.4 million and $0.5 million, respectively. The change in contract assets for all periods presented primarily reflects revenue recognized in excess of billings partially offset by contract assets earned during the period.

Deferred Revenue

The change in deferred revenue for all periods presented primarily reflects cash payments received during the period for which the performance obligation was not satisfied prior to the end of the period partially

BRAZE, INC.

Notes to Condensed Consolidated Financial Statements

(unaudited)

offset by revenues recognized during the period. Revenue recognized during the six months ended July 31, 2020 and 2021 from amounts included in deferred revenue at January 31, 2020 and 2021 was $40.2 million and $58.3 million, respectively.

Remaining Performance Obligations

The transaction price allocated to remaining performance obligations represents amounts under non-cancelable contracts expected to be recognized as revenue in future periods, and may be influenced by several factors, including seasonality, the timing of renewals, the timing of service delivery and contract terms. Unbilled portions of the remaining performance obligation are subject to future economic risks including bankruptcies, regulatory changes and other market factors.

Remaining performance obligations as of January 31, 2021, April 30, 2021, and July 31, 2021 were as follows (in millions):

	Total	Less than 1 Year	1-4 Years
January 31, 2021	$234.2	$150.0	$84.2
April 30, 2021	249.6	163.7	85.9
July 31, 2021	268.2	180.5	87.7

4.	Variable Interest Entity and Redeemable Noncontrolling Interest

On September 14, 2020, we, along with Japan Cloud Computing Co., Ltd. (“JCC”), and M30 LLC (“M30”), collectively referred to the “Noncontrolling Interest Holders,” and together with the Company, the “Investors”), entered into an agreement (“Share Purchase Agreement”) whereby each Investor agreed to purchase shares of common stock of Braze KK for a total purchase price of $5.0 million to engage in the investment, organization, management and operation of the entity focused on the distribution of our products in Japan. The purpose of this arrangement was to further expand our business in the Japanese market. The Investors contributed their share of the purchase price on September 14, 2020. On the first anniversary of the investment, the Investors will purchase a number of Braze KK Shares for an additional $5.0 million. Based on the terms of the Share Purchase Agreement, we will provide 51% of the total investments into Braze KK.

On September 23, 2020, the Investors executed a shareholders’ agreement (the “Shareholders’ Agreement”) in connection with the closing of the first tranche. The Shareholders’ Agreement, along with the Articles of Incorporation, outlines the Investors’ rights, including certain protective provisions of the Noncontrolling Interest Holders. All of the common stock held by the Investors is callable by us or puttable by the Noncontrolling Interest Holders upon certain contingent events. The price of the put and call option is based on our fair value as of the date of sale. Should the call or put option be exercised, the redemption value would be determined based on a prescribed formula derived from the discrete revenues of Braze KK and the Company and may be settled, at our discretion, with our stock, if we are a publicly traded company at that time, or cash.

We determined that Braze KK was a VIE and we are the primary beneficiary, because Braze KK was dependent on us for ongoing financial support and we have both the power to direct the significant activities that impact the economic performance of Braze KK and the obligation to absorb losses and the right to receive expected benefits that could be significant to Braze KK. We continue to operate Braze KK as a subsidiary, exposing us to business and foreign exchange risk. We consolidate Braze KK and present the

BRAZE, INC.

Notes to Condensed Consolidated Financial Statements

(unaudited)

results within our consolidated balance sheets, consolidated statements of operations, and consolidated statements of cash flows.

As of January 31, 2021 and July 31, 2021, the noncontrolling interest in Braze KK is classified in mezzanine equity as redeemable noncontrolling interest as a result of the put right available to the Noncontrolling Interest Holders in the future, an event that is not solely in our control. The noncontrolling interest is not accreted to redemption value because it is currently not probable that the noncontrolling interest will become redeemable.

The following table summarizes the activity in the redeemable noncontrolling interests for the periods indicated below (in thousands):

Balance as of January 31, 2021	$2,233
Net loss attributable to redeemable non-controlling interest	(704)

Balance as of July 31, 2021	$1,529

The total combined VIE assets, which represent the maximum exposure to loss, and liabilities were as follows (in thousands):

	January 31, 2021	July 31, 2021
Assets:
Cash and cash equivalents	$4,582	$3,639
Accounts receivable, net of allowance for doubtful accounts	—	171
Prepaid and other current assets	58	106

Total current assets	4,640	$3,916
Property and equipment, net	12	27
Deferred contract costs	—	122
Other assets	23	23

Total assets	$4,675	$4,088

Liabilities:
Accounts payable	$19	$30
Accrued expenses and other current liabilities	35	259
Deferred revenue	—	615

Total liabilities	$54	$904

BRAZE, INC.

Notes to Condensed Consolidated Financial Statements

(unaudited)

5.	Fair Value Measurements

The following table sets forth our financial instruments that were measured at fair value on a recurring basis at the periods presented below, by level within the fair value hierarchy (in thousands):

	January 31, 2021
	Level 1	Level 2	Level 3	Total
Cash equivalents
Money market funds	$12,584	$—	$—	$12,584

	12,584	—	—	12,584
Marketable securities
US government bonds	10,533	—	—	10,533
Commercial paper	—	17,582	—	17,582
Corporate debt securities	—	20,075	—	20,075
Asset-backed securities	—	9,814	—	9,814

Total marketable securities	10,533	47,471	—	58,004

Total	$23,117	$47,471	$—	$70,588

	July 31, 2021
	Level 1	Level 2	Level 3	Total
Cash equivalents
Money market funds	$16,881	$—	$—	$16,881

	16,881			16,881
Marketable securities
Foreign government bonds	—	3,221	—	3,221
Commercial paper	—	22,673	—	22,673
Corporate debt securities	—	3,642	—	3,642
Asset-backed securities	—	7,367	—	7,367

Total marketable securities		36,903	—	36,903

Total	$16,881	$36,903	$—	$53,784

Our money market funds and government bonds are classified as Level 1 within the fair value hierarchy, because they are valued using quoted prices in active markets as of January 31, 2021 and only our money market funds are classified as Level 1 as of July 31, 2021. Financial instruments classified as Level 2 within our fair value hierarchy are valued on the basis of prices from an orderly transaction between market participants provided by reputable dealers or pricing services. Prices of these securities are obtained through independent, third-party pricing services and include market quotations that may include both observable and unobservable inputs. In determining the value of a particular investment, pricing services may use certain information with respect to transactions in such investments, quotations from dealers, pricing matrices and market transactions in comparable investments and various relationships between investments. There were no transfers of financial instruments among Level 1, Level 2 and Level 3 during the periods presented.

BRAZE, INC.

Notes to Condensed Consolidated Financial Statements

(unaudited)

6.	Marketable Securities

Marketable securities consist of the following (in thousands):

	January 31, 2021
	Cost or Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Total Estimated Fair Value
U.S. government bonds	$10,546	$1	$(14)	$10,533
Commercial paper	17,582	—	—	17,582
Corporate debt securities	20,089	25	(39)	20,075
Asset-backed securities	9,837	2	(25)	9,814

Total	$58,054	$28	$(78)	$58,004

	July 31, 2021
	Cost or Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Total Estimated Fair Value
Foreign government bonds	$3,220	$1	$—	$3,221
Commercial paper	22,671	2	—	22,673
Corporate debt securities	3,641	1	—	3,642
Asset-backed securities	7,366	1	—	7,367

Total	$36,898	$5	$—	$36,903

There were no reclassifications of gains from accumulated other comprehensive income on the consolidated balance sheets to other income, net, on the consolidated statements of operations.

As of January 31, 2021 and July 31, 2021, we did not consider any of our marketable debt securities to be other-than-temporarily impaired and we did not purchase or hold a material amount of non-marketable debt securities.

As of January 31, 2021 and July 31, 2021, there were no debt securities in a continuous unrealized loss position for greater than 12 months for the periods presented. As of January 31, 2021, there were no securities in an unrealized loss position. We believe that the losses incurred on the one investment position in an unrealized loss position as of July 31, 2021 was temporary because we had no intention of selling the investment and we had the ability to retain the investment for a period of time sufficient to allow for recovery of its amortized cost basis.

The contractual maturities of the investments classified as marketable securities are as follows (in thousands):

	January 31, 2021
	Amortized Cost	Estimated Fair Value
Due within 1 year	$55,811	$55,761
Due in 1 year through 5 years	2,243	2,243

Total	$58,054	$58,004

BRAZE, INC.

Notes to Condensed Consolidated Financial Statements

(unaudited)

	July 31, 2021
	Amortized Cost	Estimated Fair Value
Due within 1 year	$35,370	$35,375
Due in 1 year through 5 years	1,528	1,528

Total	$36,898	$36,903

Investment Income

Investment income consists of interest income and accretion income/amortization expense on our cash, cash equivalents and marketable securities. The components of investment income were as follows (in thousands):

	Six Months Ended July 31,
	2020	2021
Interest income	$654	$340
Accretion (amortization) of discount/premium, net	(65)	(254)

Investment income	$589	$86

7.	Property and Equipment, Net

Property and equipment, net, consist of the following (in thousands):

	January 31, 2021	July 31, 2021
Capitalized internal-use software	$2,958	$4,110
Computer equipment and software	2,077	2,658
Leasehold improvements	1,977	2,089
Furniture and fixtures	1,114	953

	8,126	9,810
Less: accumulated depreciation and amortization	(2,640)	(3,826)

Property and equipment, net	$5,486	$5,984

The total depreciation expense and amortization expense for property and equipment during the six months ended July 31, 2020 and 2021 was $0.5 million and $1.4 million, respectively.

We capitalized $1.0 million and $1.2 million in internal-use software during the six months ended July 31, 2020 and 2021, respectively. Amortization for capitalized internal-use software costs recognized within cost of revenue on the condensed consolidated statements of operations for the six months ended July 31, 2020 and 2021 was $0.1 million and $0.5 million, respectively.

BRAZE, INC.

Notes to Condensed Consolidated Financial Statements

(unaudited)

8.	Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities consist of the following (in thousands):

	January 31, 2021	July 31, 2021
Accrued compensation costs	$8,117	$7,613
Accrued software subscriptions	5,672	2,538
Accrued commissions	4,761	3,915
Accrued professional service fees	2,864	1,908
Other	4,490	4,622

Total accrued expenses and other current liabilities	$25,904	$20,596

9.	Employee Benefit Plans

We sponsor a 401(k) defined contribution plan covering all eligible U.S. employees. Contributions to the 401(k) plan are discretionary. Matching contributions under the plan for the six months ended July 31, 2020 and 2021 were $0.9 million and $1.7 million, respectively.

10.	Convertible Preferred Stock

Convertible Preferred Stock

The authorized, issued and outstanding shares of the convertible preferred stock and liquidation preferences were as follows (in thousands, except share numbers):

		January 31, 2021, and July 31, 2021
	Shares Authorized	Shares Issued and Outstanding	Net Carrying Value	Aggregate Liquidation Preference
Series A	14,501,536	12,880,024	$6,978	$7,084
Series A NV	1,621,512	1,621,512	879	892
Series A-1	2,697,096	2,468,608	1,345	—
Series A-1 NV	228,488	228,488	125	—
Series B	13,072,464	12,435,798	14,171	14,301
Series B NV	636,666	636,666	726	732
Series C	14,505,928	14,505,928	20,195	20,308
Series D	9,597,560	9,597,560	49,915	50,003
Series E	8,457,000	8,456,113	79,895	80,000

Total	65,318,250	62,830,697	$174,229	$173,320

Presentation

We classify our convertible preferred stock outside of stockholders’ deficit as mezzanine equity because the shares contain liquidation features that are not solely within our control, such as any voluntary or involuntary liquidation, dissolution or winding up of the Company. The convertible preferred stock has

BRAZE, INC.

Notes to Condensed Consolidated Financial Statements

(unaudited)

liquidation preferences over the common stock, is convertible to common stock, has certain dividend and voting rights and is redeemable for cash upon resolution of certain contingent events (a “Deemed Liquidation Event”).

Dividends

Series A, A NV, A-1, A-1 NV, B, B NV, C, D and E convertible preferred stock are entitled to a noncumulative dividend, when, as, and if declared by the Company at a rate equal to (a) $0.0436125 per share for Series A, A NV, A-1, and A-1 NV; (b) $0.0918 per share for Series B and B NV; (c) $0.112225 per share for Series C, and (d) $0.416775 per share for Series D, (e) $0.756848 per share for Series E, subject to adjustments such as a stock split or recapitalization. Any dividend amount would be calculated for each Series A, A NV, A-1, A-1 NV, B, B NV, C, D and E convertible preferred stockholder in accordance with the certificate of incorporation.

Voting Rights

The holder of each share of Series A, A-1, B, C, D and E convertible preferred stock shall have the right to one vote. With respect to such vote, such holder shall have full voting rights and powers equal to the voting rights and powers of the holders of common stock, except as otherwise provided in our charter or by applicable law.

The holders of Series C convertible preferred stock are entitled to elect one member of the board of directors of the Company (the “Board”) and the holders of Series D convertible preferred stock are entitled to elect one member of the Board.

The holders of Series A NV, A-1 NV, and B NV (the “Nonvoting Preferred Stock”), shall have no voting rights with respect to the election of the members of the Board, and the shares of Nonvoting Preferred Stock shall not be included in determining the number of shares voting or entitled to vote on such matter (the “Nonvoting Restriction”); provided, however, that the Nonvoting Restriction shall cease to apply upon the earlier to occur of (i) the closing of the sale of shares of common stock to the public at a price at least equal to the Series E original issue price resulting in at least $50.0 million of gross proceeds (a “Qualified IPO”) or (ii) a Deemed Liquidation Event, except, in each case to the extent that any governmental filings would be triggered by such cessation, such cessation would not take effect until the parties have submitted any required filings (to be made at the discretion of each holder of Nonvoting Preferred Stock) and observed any required waiting periods.

Conversion

All outstanding shares of convertible preferred stock shall automatically be converted into shares of common stock upon either a Qualified IPO or the occurrence of an event specified by vote or written consent of the holders of (i) at least a majority of the outstanding shares of convertible preferred stock voting as a single class on an as-converted basis, (ii) at least a majority of the outstanding shares of Series C convertible preferred stock, voting separately on an as-converted basis, (iii) at least a majority of the outstanding shares of Series D convertible preferred stock, voting separately on an as-converted basis, and (iv) at least a majority of the outstanding shares of Series E convertible preferred stock, voting separately on an as-converted basis.

Each share of convertible preferred stock shall be convertible into such number of fully paid and nonassessable shares of common stock as is determined by multiplying the number of such preferred shares

BRAZE, INC.

Notes to Condensed Consolidated Financial Statements

(unaudited)

by a ratio determined by dividing (1) with respect to the Series A, A NV, B, B NV, C, D and E convertible preferred stock, the applicable adjusted issuance price and (2) with respect to the Series A-1 and A-1 NV convertible preferred stock, $0.5451625 per share, by the then applicable conversion price for such series of preferred stock. The adjusted issuance prices are as follows:

Series	Adjusted Issuance Price
Series A	$0.5452
Series A NV	$0.5452
Series A-1	$0.5452
Series A-1 NV	$0.5452
Series B	$1.1475
Series B NV	$1.1475
Series C	$1.4029
Series D	$5.2097
Series E	$9.4606

Liquidation Preference

Upon liquidation, dissolution, winding up, or certain mergers and asset sales, Series A, A NV, A-1, A-1 NV, B, B NV, C, D and E convertible preferred stock are entitled to receive the greater of (1) (a) $0.5451625 per share for Series A and Series A NV, (b) $0.0000125 per share for Series A-1 and Series A-1 NV, (c) $1.14745 per share for Series B and Series B NV, (d) $1.402875 per share for Series C, (e) $5.20965 per share for Series D and (f) $9.4606 per share for Series E, plus any declared but unpaid dividends; and (2) the amount payable had all shares of such series of convertible preferred stock been converted into common stock prior to the Deemed Liquidation Event.

11.	Stock-Based Compensation

The 2011 Equity Incentive Plan provides for the award of stock options and restricted stock units (“RSUs”) to employees, officers, directors, advisors and other service providers. The terms of each award and the exercise price are determined by the Board. In April 2021, the Board amended the 2011 Equity Incentive Plan to increase the number of shares reserved for issuance thereunder to 28,868,612 shares.

Stock Options

During the six months ended July 31, 2021, we granted stock options to purchase up to 3,120,516 shares of common stock at a weighted average exercise price of $35.02 and a weighted average grant date fair value of $24.53. Stock-based compensation expense related to these stock options granted will be recognized over the requisite service period of four years.

We estimate the fair value of stock options using the Black-Scholes option-pricing model on the date of grant. The assumptions used in the Black-Scholes option-pricing model were as follows:

Expected dividend yield	0%
Expected volatility	61.78 – 66.07%
Expected term (in years)	5.86 – 6.72
Risk-free interest rate	1.00 – 1.18%

BRAZE, INC.

Notes to Condensed Consolidated Financial Statements

(unaudited)

Restricted Stock Units

In April 2021, we granted 489,951 RSUs at the grant date fair value of our common stock of $38.77 per share. In June 2021, we granted 255,204 RSUs at the grant date fair value of our common stock of $39.47 per share. These RSUs contained both a service-based vesting condition and a performance-based vesting condition. The service-based vesting condition is satisfied over either a four-year or three-year period. Some RSUs vest on a quarterly basis and other RSUs have a one-year cliff vesting period with quarterly vesting thereafter. The performance-based vesting condition will be satisfied upon the occurrence of a qualifying liquidation event which is defined as the earlier to occur of an initial public offering or an acquisition of the Company in connection with a change of control. For the six months ended July 31, 2021, we did not record compensation expense related to the RSUs since the performance-based vesting condition was not probable. If the performance-based vesting condition is met, compensation expense will be recognized using the accelerated attribution method and the amount of compensation expense that we would have recognized was $3.2 million.

Stock-Based Compensation Expense

The following table summarizes stock-based compensation expense, which was included in the condensed consolidated statements of operations as follows (in thousands):

	Six Months Ended July 31,
	2020	2021
Cost of revenue	$200	$367
Sales and marketing	1,055	4,295
Research and development	657	4,158
General and administrative	815	3,786

Total stock-based compensation expense	$2,727	$12,606

Secondary Transaction

In April 2021, existing investors entered into an arms-length transaction to purchase 292,486 shares of our common stock from our current employees (the “Secondary Transaction”). The purchase price paid was in excess of the fair value of the common stock on the purchase date. In connection with the Secondary Transaction, we recognized $3.0 million stock-based compensation expense which represented the amounts paid above fair value of common stock. The expense is included in the same financial statement line items as the employees’ other compensation.

12.	Commitments and Contingencies

Leases

We have noncancelable operating leases for office space that expire at various dates through 2026. Rental expense for operating leases for the six months ended July 31, 2020 and 2021 was $3.8 million and $4.6 million, respectively.

This rental expense includes sublease income of $0.5 million and $0.4 million for the six months ended July 31, 2020 and 2021, respectively. Our operating leases generally provide for annual rent increases and may include rent holidays, typically at the outset of a lease agreement.

BRAZE, INC.

Notes to Condensed Consolidated Financial Statements

(unaudited)

Indirect Taxes

We are subject to indirect taxation in some, but not all, of the various U.S. states and foreign jurisdictions in which we conduct business. Therefore, we have an obligation to charge, collect and remit Value Added Tax (“VAT”) or Goods and Services Tax (“GST”) in connection with certain of our foreign sales transactions and sales and use tax in connection with eligible sales to subscribers in certain U.S. states. On June 21, 2018, the U.S. Supreme Court issued an opinion in South Dakota v. Wayfair. The State of South Dakota alleged that U.S. constitutional law should be revised to permit South Dakota to require remote sellers to collect and remit sales tax in South Dakota in accordance with South Dakota’s sales tax statute. Under the U.S. Supreme Court’s ruling, the longstanding Quill Corp v. North Dakota sales tax case was overruled, and states may now require remote sellers to collect sales tax under certain circumstances. We began collecting sales tax in relevant jurisdictions for the fiscal year ended January 31, 2019. As a result of this ruling and given the scope of our operations, taxing authorities continue to provide regulations that increase the complexity and risks to comply with such laws and could result in substantial liabilities, prospectively as well as retrospectively. Based on the information available, we continue to evaluate and assess the jurisdictions in which indirect tax nexus exists and believe that the indirect tax liabilities are adequate and reasonable. In August 2021, we paid $0.2 million to a New York State regulatory authority in connection with the completion of a sales and use tax audit for the period of March 1, 2017-August 31, 2019.

Legal Contingencies

From time to time, in the ordinary course of business, we are or may be involved in various legal or regulatory proceedings, claims or purported class actions related to alleged infringement of third-party patents and other intellectual property rights, commercial, labor and employment, wage and hour and other claims. We have been, and may in the future be, put on notice or sued by third parties for alleged infringement of their proprietary rights, including patent infringement. We accrue a liability when we believe that it is both probable that a liability has been incurred and the amount of loss can be reasonably estimated. We believe we have recorded adequate provisions for any such matters and, as of July 31, 2021, we believe that no material loss will be incurred in excess of the amounts recognized in our financial statements.

13.	Income Taxes

The Company computes its provision for interim periods by applying an estimated annual effective tax rate to anticipated annual pretax income or loss as directed by ASC 740. The estimated annual effective tax rate is applied to the Company’s year to date income or loss, and is adjusted for discrete items recorded in the period. The Company recorded an income tax provision of $0.2 million and $0.3 million for the six months ended July 31, 2020 and 2021, respectively.

The provision for income taxes recorded for the six months ended July 31, 2021 consists primarily of income taxes in state jurisdictions and foreign jurisdictions in which the Company conducts business. The primary difference between the effective tax rate and the federal statutory rate is the full valuation allowance the Company established on the U.S. federal and state net operating losses and credits. The Company continues to maintain a full valuation allowance against its U.S. federal and state net deferred tax assets as we have concluded that it is not more likely than not that the deferred tax assets will be realized. When the Company determines that it will be able to realize some portion or all of its deferred tax assets, an adjustment to its valuation allowance on its deferred tax assets would have the effect of increasing net income in the period such determination is made.

BRAZE, INC.

Notes to Condensed Consolidated Financial Statements

(unaudited)

On March 11, 2021, the American Rescue Plan was enacted. The Company reviewed the provisions of the new law and determined it has no material impact for the six months ended July 31, 2021.

14.	Net Loss Per Share Attributable to Braze, Inc. Common Shareholders

The following table sets forth the computation of basic and diluted net loss per share attributable to Braze, Inc. common shareholders during the periods presented (in thousands, except share and per share amounts):

	Six Months Ended July 31,
	2020	2021
Numerator:
Net loss attributable to Braze, Inc.	$(12,395)	$(25,062)

Denominator:
Weighted-average shares of Braze, Inc. common stock outstanding	17,230,224	20,242,066
Less: weighted-average unvested shares of Braze, Inc. subject to repurchase	(214,158)	(237,772)

Weighted-average shares used to compute net loss per share attributable to Braze, Inc. common stockholders, basic and diluted	17,016,066	20,004,294

Net loss per share attributable to Braze, Inc. common stockholders, basic and diluted	$(0.73)	$(1.25)

The following outstanding shares of potentially dilutive securities have been excluded from diluted net loss per share attributable to Braze, Inc. common shareholders for the periods presented, because their inclusion would be anti-dilutive:

	Six Months Ended July 31,
	2020	2021
Convertible preferred stock on an as-converted basis	62,830,697	62,830,697
Options to purchase common stock	12,373,230	12,859,821
Restricted stock units	—	715,374
Warrants to purchase common stock	217,867	217,867

Total	75,421,794	76,623,759

15.	Related Parties

In May 2021, the chief financial officer of Datadog, Inc., one of our vendors, joined our board of directors. We have purchased services from Datadog, Inc. in the aggregate amount of approximately $0.3 million and $0.5 million during the six months ended July 31, 2020 and 2021, respectively.

16.	Subsequent Events

We have evaluated subsequent events through October 22, 2021, which is the date the condensed consolidated financial statements were available to be issued, for events requiring recording or disclosure in the condensed consolidated financial statements for the period ended July 31, 2021.

BRAZE, INC.

Notes to Condensed Consolidated Financial Statements

(unaudited)

RSU Grants

In August 2021, we granted 501,727 RSUs at the grant date fair value of our common stock of approximately $42.00 per share. In October 2021, we granted 265,827 RSUs. We have not yet completed our estimate of the fair value of our common stock for financial reporting purposes as of the grant date. The issued RSUs contain both a service-based vesting condition and a performance-based vesting condition. The service-based vesting condition is satisfied over either a four-year or three-year period. Some RSUs vest on a quarterly basis and other RSUs have a one-year cliff vesting period with quarterly vesting thereafter. The performance-based vesting condition will be satisfied upon the occurrence of a qualifying liquidation event which is defined as the earlier to occur of an initial public offering or an acquisition of the Company in connection with a change of control. Compensation expense related to the RSUs will not be recognized until the performance-based vesting condition is probable.

Investment in Braze KK

In September 2021, the Investors in Braze KK purchased additional shares for $5.0 million. Based on the terms of the Share Purchase Agreement, we will provide 51% of the total investments into Braze KK.

The power of braze

Start Anywhere.
Go Everywhere.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Unless otherwise indicated, all references to “Braze,” the “company,” “we,” “our,” “us” or similar terms refer to Braze, Inc. and its subsidiaries.

Item 13. Other Expenses of Issuance and Distribution.

The following table sets forth all expenses to be paid by us, other than underwriting discounts and commissions, in connection with this offering. All amounts shown are estimates except for the Securities and Exchange Commission, or the SEC, registration fee, the Financial Industry Regulatory Authority, Inc., or FINRA, filing fee and the exchange listing fee.

SEC registration fee		$9,270
FINRA filing fee		15,500
Exchange listing fee			*
Printing and engraving expenses			*
Legal and other advisory fees and expenses			*
Accounting fees and expenses			*
Custodian, transfer agent and registrar fees			*
Miscellaneous			*

Total	$		*

*	To be filed by amendment.

Item 14. Indemnification of Directors and Officers.

Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation’s board of directors to grant, indemnity to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities, including reimbursement for expenses incurred, arising under the Securities Act. Our amended and restated certificate of incorporation that will be in effect upon the completion of this offering permits indemnification of our directors, officers, employees and other agents to the maximum extent permitted by the Delaware General Corporation Law, and our amended and restated bylaws that will be in effect upon the completion of this offering provide that we will indemnify our directors and executive officers and permit us to indemnify our other officers, employees and other agents, in each case to the maximum extent permitted by the Delaware General Corporation Law.

We have entered into indemnification agreements with our directors and executive officers, whereby we have agreed to indemnify our directors and executive officers to the fullest extent permitted by law, including indemnification against expenses and liabilities incurred in legal proceedings to which the director or executive officer was, or is threatened to be made, a party by reason of the fact that such director or executive officer is or was a director, executive officer, employee or agent of Braze, Inc. or any of its subsidiaries, provided that such director or executive officer acted in good faith and in a manner that the director or executive officer reasonably believed to be in, or not opposed to, the best interest of Braze, Inc. At present, there is no pending litigation or proceeding involving a director or executive officer of Braze, Inc. regarding which indemnification is sought, nor is the registrant aware of any threatened litigation that may result in claims for indemnification.

We maintain insurance policies that indemnify our directors and officers against various liabilities arising under the Securities Act and the Securities Exchange Act of 1934, as amended, that might be incurred by any director or officer in her capacity as such.

The underwriters are obligated, under certain circumstances, under the underwriting agreement to be filed as Exhibit 1.1 hereto, to indemnify us and our officers and directors against liabilities under the Securities Act.

Item 15. Recent Sales of Unregistered Securities.

The following sets forth information regarding all unregistered securities sold since February 1, 2018:

(1)

We have granted under our 2011 Plan options to purchase an aggregate of 15,570,967 shares of our Class B common stock to our employees, officers, directors, advisors and other service providers, having exercise prices ranging from $1.64 to $39.47 per share. 7,226,691 of the options granted under our 2011 Plan have been exercised at a weighted-average exercise price of $1.37 per share.

(2)

We have granted under our 2011 Plan RSUs for 1,512,709 shares of our Class B common stock to our employees, officers, directors, advisors and other service providers. None of the RSUs granted under our 2011 Plan have vested.

(3)	On August 29, 2019, we granted a warrant representing 6,667 shares of our Class B common stock to a service provider, having an exercise price of $3.46 per share.

(4)

In September 2018, we issued and sold an aggregate of 8,456,113 shares of our Series E convertible preferred stock to 21 accredited investors at a price per share of $9.46, for an aggregate purchase price of approximately $80.0 million.

None of the foregoing transactions involved any underwriters, underwriting discounts or commissions, or any public offering. Unless otherwise specified above, we believe these transactions were exempt from registration under the Securities Act in reliance on Section 4(a)(2) of the Securities Act (and Regulation D or Regulation S promulgated thereunder) or Rule 701 promulgated under Section 3(b) of the Securities Act as transactions by an issuer not involving any public offering or under benefit plans and contracts relating to compensation as provided under Rule 701. The recipients of the securities in each of these transactions represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were placed on the share certificates issued in these transactions. All recipients had adequate access, through their relationships with us, to information about us. The sales of these securities were made without any general solicitation or advertising.

Item 16. Exhibits and Financial Statement Schedules.

(a) Exhibits.

The following exhibits are included herein or incorporated herein by reference:

Exhibit Number	Description

1.1*	Form of Underwriting Agreement.

3.1	Seventh Amended and Restated Certificate of Incorporation of Registrant, as amended, as currently in effect.

3.2*	Form of Amended and Restated Certificate of Incorporation of Registrant, to be in effect upon the completion of the offering.

3.3	Amended and Restated Bylaws of Registrant, as currently in effect.

3.4*	Form of Amended and Restated Bylaws of Registrant, to be in effect upon the completion of the offering.

4.1*	Form of Class A Common Stock Certificate.

Exhibit Number	Description

4.2	Warrant to Purchase Stock issued to Pacific Western Bank, dated October 12, 2016.

4.3	Warrant to Purchase Stock issued to Pacific Western Bank, dated January 29, 2016.

4.4	Warrant to Purchase Stock issued to Square 1 Bank, dated June 8, 2015.

5.1*	Opinion of Cooley LLP.

10.1	Fourth Amended and Restated Investors’ Rights Agreement, dated as of September 24, 2018.

10.2+	Amended and Restated 2011 Equity Incentive Plan and forms of agreements thereunder.

10.3+*	2021 Equity Incentive Plan and forms of agreements thereunder.

10.4+*	2021 Employee Stock Purchase Plan and forms of agreements thereunder.

10.5+*	Form of Indemnity Agreement entered into by and between Registrant and each director and executive officer.

10.6+*	Confirmatory Offer Letter, by and between Braze, Inc. and William Magnuson, dated , 2021.

10.7+*	Confirmatory Offer Letter, by and between Braze, Inc. and Isabelle Winkles, dated , 2021.

10.8+*	Confirmatory Offer Letter, by and between Braze, Inc. and Susan Wiseman, dated , 2021.

10.9+*	Confirmatory Offer Letter, by and between Braze, Inc. and Jonathan Hyman, dated , 2021.

10.10+*	Confirmatory Offer Letter, by and between Braze, Inc. and Myles Kleeger, dated , 2021.

10.11+*	Executive Severance Plan.

10.12+*	Non-Employee Director Compensation Policy.

10.13	Sublease by and between Braze, Inc. and ContextMedia Health, LLC, dated December 20, 2018.

10.14	Sublease by and between Braze, Inc. and Web.com Group, Inc., dated June 30, 2019.

21.1	List of Subsidiaries of Registrant.

23.1	Consent of Ernst & Young LLP, independent registered public accounting firm.

23.2*	Consent of Cooley LLP (included in Exhibit 5.1).

24.1	Power of Attorney (included on signature page to this registration statement).

*	To be submitted by amendment.
+	Indicates management contract or compensatory plan.

(b) Financial Statement Schedules.

All financial statement schedules are omitted because the information required to be set forth therein is not applicable or is shown in the consolidated financial statements or the notes thereto.

Item 17. Undertakings.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant under the foregoing provisions or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance on Rule 430A and contained in a form of prospectus filed by the registrant under Rule 424(b)(1) or (4) or 497(h) under the Securities Act will be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus will be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time will be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in New York, New York, on October 22, 2021.

BRAZE, INC.

By:	/s/ William Magnuson
Name:	William Magnuson
Title:	Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints William Magnuson, Isabelle Winkles and Susan Wiseman, and each one of them, as their true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for them and in their name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, and to sign any registration statement for the same offering covered by this registration statement that is to be effective on filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and all post-effective amendments thereto, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ William Magnuson	Chief Executive Officer and Director (Principal Executive Officer)	October 22, 2021
William Magnuson

/s/ Isabelle Winkles	Chief Financial Officer (Principal Financial Officer)	October 22, 2021
Isabelle Winkles

/s/ Pankaj Malik	Chief Accounting Officer (Principal Accounting Officer)	October 22, 2021
Pankaj Malik

/s/ Neeraj Agrawal	Director	October 22, 2021
Neeraj Agrawal

/s/ Phillip M. Fernandez	Director	October 22, 2021
Phillip M. Fernandez

/s/ Matthew Jacobson	Director	October 22, 2021
Matthew Jacobson

Signature	Title	Date

/s/ Tara Levy	Director	October 22, 2021
Tara Levy

/s/ David Obstler	Director	October 22, 2021
David Obstler

/s/ Doug Pepper	Director	October 22, 2021
Doug Pepper